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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-212116

PROSPECTUS

19,333,333 Shares

Acushnet Holdings Corp.

Common Stock

        This is an initial public offering of shares of common stock of Acushnet Holdings Corp. The selling shareholders are selling all of the 19,333,333 shares of common stock to be sold in this offering. We will not sell any shares in this offering and will not receive any proceeds from the sale of shares by the selling shareholders.

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on The New York Stock Exchange, or the NYSE, under the symbol "GOLF." The initial public offering price is $17.00 per share.

        Upon the closing of this offering and after giving effect to the Shareholder Transaction (as defined under "Prospectus Summary—The Shareholder Transaction"), Magnus Holdings Co., Ltd., a wholly-owned subsidiary of Fila Korea Co., Ltd., or Fila Korea, will control a majority of the voting power of all outstanding shares of our common stock. As a result, we will qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 31.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$328,666,661
Underwriting discount(1)	$0.9775	$18,898,333
Proceeds, before expenses, to the selling shareholders	$16.0225	$309,768,328

(1)	We refer you to "Underwriting" beginning on page 246 for additional information regarding underwriting compensation.

        The selling shareholders have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional 2,899,999 shares of common stock solely to cover over-allotments.

        The underwriters expect to deliver the shares to purchasers on November 2, 2016.

J.P. Morgan	Morgan Stanley
Nomura	UBS Investment Bank

Credit Suisse	Daiwa Capital Markets	Deutsche Bank Securities	Jefferies	Wells Fargo Securities

KeyBanc Capital Markets	Raymond James	SunTrust Robinson Humphrey	D.A. Davidson & Co.

Prospectus dated October 27, 2016.

Titleist
1

THE #1 BALL PLAYED AT THE U.S. OPEN®
FOR 68 YEARS AND STILL COUNTING.
68 YEARS.
ONE BALL.

ACUSHNET HOLDINGS CORP.

Titleist FJ BV VOKEY DESIGN SCOTTY CAMERON

Titleist
Titleist
1

THOMAS
Titleist
JUSTIN
THOMAS

Titleist
T-MB
Titleist
T-MB

GOLF BALL
FITTING

Titleist
"#1 ball in golf"
PRO V1

Titleist

FedEx
Titleist
1
Tyson

Titleist
BV
56
58

Titleist

        In this prospectus, the terms "Acushnet," "we," "us," "our" and the "Company" refer to Acushnet Holdings Corp. and its consolidated subsidiaries.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

i

        Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

        For investors outside the United States:    The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

INDUSTRY AND MARKET DATA

        Within this prospectus, we reference information and statistics regarding the golf industry and the golf equipment, wear and gear markets. We have obtained certain of this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Golf Datatech LLC, the National Golf Foundation, Darrell Survey Company, Sports Marketing Surveys Inc. and Yano Research Institute Ltd. are the primary sources for third-party market data and industry statistics and forecasts, respectively, included in this prospectus. Golf Datatech LLC, the National Golf Foundation, Darrell Survey Company, Sports Marketing Surveys Inc. and Yano Research Institute Ltd. do not guarantee the performance of any company about which it collects and provides data. Nothing in the Golf Datatech LLC, the National Golf Foundation, Darrell Survey Company, Sports Marketing Surveys Inc. and Yano Research Institute Ltd. data should be construed as advice. We believe that these external sources and estimates are reliable, but have not independently verified them. Certain of this information and statistics are based on our good faith, reasonable estimates, which are derived from our review of internal surveys and independent sources. In addition, projections, assumptions and estimates of the future performance of the golf industry and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Special Note Regarding Forward-Looking Statements". These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

        This prospectus includes trademarks, trade names and service marks that we either own or license, such as "Titleist," "FootJoy," "Pro V1," "Pro V1x," "FJ," "Pinnacle," "Scotty Cameron," and "Vokey Design" which are protected under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. This prospectus may also contain trademarks, trade names and service marks of other parties, and we do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

 Overview

        We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, which are widely recognized for their quality excellence. Driven by our focus on dedicated and discerning golfers and the golf shops that serve them, we believe we are the most authentic and enduring company in the golf industry. Our mission—to be the performance and quality leader in every golf product category in which we compete—has remained consistent since we entered the golf ball business in 1932. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wear brands. Titleist has been the #1 ball in professional golf for 68 years and FootJoy has been the #1 shoe on the PGA Tour for over six decades.

        Our target market is dedicated golfers, who are the cornerstone of the worldwide golf industry. These dedicated golfers are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe our focus on innovation and process excellence yields golf products that represent superior performance and consistent product quality, which are the key attributes sought after by dedicated golfers. Many of the game's professional players, who represent the most dedicated golfers, prefer our products thereby validating our performance and quality promise, while driving brand awareness. We leverage a pyramid of influence product and promotion strategy, whereby our products are the most played by the best players, creating aspirational appeal for a broad range of golfers who want to emulate the performance of the game's best players.

        Dedicated golfers view premium golf shops, such as on-course golf shops and golf specialty retailers, as preferred retail channels for golf products of superior performance and product quality. As a result, we have committed to being one of the preferred and trusted partners to premium golf shops worldwide. This commitment provides us a retail environment where our product performance and quality advantage can most effectively be communicated to dedicated golfers. In addition, we also service other qualified retailers that sell golf products to consumers worldwide.

        Our vision is to consistently be regarded by industry participants, from dedicated golfers to the golf shops that serve them, as the best golf company in the world. We have established leadership positions across all major golf equipment and golf wear categories under our globally recognized brands.

• #1 ball in golf • Golf's Symbol of Excellence • A leading global golf equipment brand

• #1 shoe in golf • #1 glove in golf • A leading global golf wear brand

• #1 wedge on the PGA Tour

• A leading putter on the PGA Tour

        For the year ended December 31, 2015 and the six months ended June 30, 2016, we recorded net sales of $1,503.0 million and $903.0 million, net income (loss) attributable to Acushnet Holdings Corp. of $(1.0) million and $52.1 million and Adjusted EBITDA of $214.7 million and $164.4 million, respectively. See "—Summary Consolidated Financial Data" for a reconciliation of Adjusted EBITDA to net income (loss) attributable to Acushnet Holdings Corp., the most directly comparable financial measure under generally accepted accounting principles in the United States, or GAAP.

Our History and Evolution

        Founded in Acushnet, Massachusetts by Phil "Skipper" Young in 1910 and incorporated as the Acushnet Process Company, our golf business was established in 1932. The objective from the very beginning was to produce a golf ball that would set the standard in performance, quality and consistency, and become the preferred choice of dedicated golfers and the preferred trade partners who would serve them. The core values of serving the game's dedicated golfer with a superior product, in terms of both performance and quality, and having that superior product validated by the game's most dedicated golfers and premium golf retailers, have endured for the past eight decades.

Our Core Focus

Dedicated Golfers

        Our target market is dedicated golfers, who are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe that dedicated golfers are the most consistent purchasers of golf products and estimate that while they represented only approximately 15% of all United States golfers, they accounted for more than 40% of total rounds played and approximately 70% of all golf equipment and gear spending in the United States during 2014. We also believe dedicated golfers account for an outsize share of golf equipment and gear spending outside the United States and purchase a significant portion of golf wear products worldwide.

Product Platform

        Leveraging the success of our golf ball and golf shoe businesses, while maintaining the core values of the Titleist and FootJoy brands, we have strategically entered into product categories such as golf clubs, wedges, putters, golf gloves, golf gear and golf wear with an objective of being the performance and quality leader.

        Since the dedicated golfer views each performance product category on its own merits, we have approached each category on its own terms by committing the necessary resources to become the performance and quality leader in each product category where we participate. As a result, we have built an industry leading platform across all performance product categories, driving a market-differentiating mix of consumable products, which we consider to be golf balls and golf gloves, which collectively represented 43% of our net sales in 2015, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, which collectively represented 57% of our net sales in 2015.

        We operate under the following four reportable segments.

  Titleist Golf Balls (36% of 2015 net sales)

        Titleist is the #1 ball in golf. The Titleist golf ball was founded with a purpose of designing and manufacturing a performance oriented, high quality golf ball that was superior to all other products available in the market. We believe the golf ball is the most important piece of equipment in the game, as it is the only piece of equipment used by every player for every shot. The golf ball is also the most important category for us as it generates the largest portion of our sales and profits. Since its introduction in 2000, the Titleist Pro V1 has been the best-selling golf ball globally and continues to set the bar in terms of product design, quality and performance. We also design, manufacture and sell other golf balls under the Titleist brand, such as NXT Tour, Velocity and DT TruSoft, as well as under the Pinnacle brand. We have continually improved our golf balls through innovation in materials, construction and manufacturing processes, which has enabled us to build the #1 golf ball franchise in the world.

  Titleist Golf Clubs (26% of 2015 net sales)

        We design, assemble and sell golf clubs (drivers, fairways, hybrids and irons) under the Titleist brand, wedges under the Vokey Design brand and putters under the Scotty Cameron brand. The mission of our golf club business is to design and develop the best performing golf clubs in the world for dedicated golfers. We believe dedicated golfers do not buy brands across categories but seek out best-in-class products in each category. This is the reason we have partnered with dedicated engineers and craftsmen such as Bob Vokey and Scotty Cameron, who understand the nuances, subtleties and impact mechanics of their respective golf club categories. Titleist golf clubs, Vokey Design wedges and Scotty Cameron putters are widely used by professional and competitive amateur players, which validates the products' performance and quality excellence. We are also committed to a leading club fitting and trial platform to maximize dedicated golfers' performance experience.

  Titleist Golf Gear (9% of 2015 net sales)

        We offer a diversified portfolio of Titleist-branded performance golf gear across the golf bags, headwear, gloves, travel gear, head covers and other golf gear categories. Our golf gear is focused on superior performance and quality excellence, which is the mission of any product bearing the Titleist brand name.

  FootJoy Golf Wear (28% of 2015 net sales)

        We design, manufacture and sell golf shoes and gloves, and we design and sell performance outerwear, apparel and socks, under the FootJoy brand. By offering products with premium materials, superior comfort and fit and authentic designs, FootJoy has become the #1 shoe and #1 glove in golf and a leader in the global performance golf outerwear and the U.S. golf apparel markets. We believe FootJoy is seen by golfers around the world as an authentic and definitive golf brand with a consistent, differentiated focus on performance and quality.

Pyramid of Influence

        The game of golf is learned by observation and imitation, and golfers improve their own performance by attempting to emulate highly skilled golfers. Golfers are influenced not only by how other golfers swing but also by what they swing with and what they swing at. This is the essence of golf's pyramid of influence, which is deeply ingrained in the mindset of the dedicated golfer. At the top of the pyramid is the most dedicated golfer, who attempts to make a living playing the game professionally. Adoption by most of the best golfers, whose professional success depends on their performance, validates the quality, features and benefits of using the best performing products. This, in turn, creates aspirational appeal for golfers who want to emulate the performance of the best players. By virtue of the performance and quality excellence of our products, we believe we are best-positioned to leverage the pyramid of influence since most of the best players trust and use Titleist and FootJoy products. Our primary marketing strategy is for our products to be the most played by the best players, including both professional and amateur golfers. This strategy has proven to be enduring and effective in the long-term and is not dependent on the transient success of a few elite players at any given point in time.

Innovation Leadership

        We believe innovation is critical to dedicated golfers as they depend on the ability of new and innovative products to drive improved performance. We believe we are the design and technology leader in the golf industry, and as such we currently employ a research and development team of over 150 scientists, chemists, engineers and technicians. We also introduce new product innovations at a cadence that best aligns with the typical dedicated golfer's replacement cycle within each product category. We spent $42.2 million, $44.2 million and $46.0 million in 2013, 2014 and 2015, respectively, on research and development, or R&D.

Operational Excellence

        The requirements of the game lead the dedicated golfer to seek out products of maximum performance and consistency. We own or control the design, sourcing, manufacturing, packaging and distribution of our products. In doing so, we are able to exercise control over every step of the manufacturing process and supply chain operations, thereby setting the standard for quality and consistency. Our operational excellence also allows us to continually develop innovative new products, bring those products to market more efficiently and ensure high levels of quality control. We have developed and refined distinct and independently managed supply chains for each of our product categories. Our manufacturing facilities include:

  •
  three golf ball manufacturing facilities that collectively produce over 1 million balls per production day;

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  six golf club assembly facilities;

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  a joint venture facility to manufacture our golf shoes; and

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  a facility to manufacture our golf gloves.

Route to Market Leadership

        As one of the preferred partners to premium golf shops, we ensure that the performance benefits derived from using our products are showcased and our products are properly merchandised. We have over 350 sales representatives directly servicing over 31,000 accounts in 46 countries and we service over 90 countries in total, directly or through distributors. With an average of almost 20 years of experience, we believe the Titleist U.S. sales team is the largest and most experienced in the industry. Similarly, we believe FootJoy has built the most experienced, highly qualified team in the U.S. golf wear category. As we see our retail partners as a critical connection to dedicated golfers, we place great emphasis on building strong relationships and trust with them. We also place a strong focus on consumer engagement, starting with fitting and trial initiatives across our balls, clubs and shoes categories.

Market Overview and Opportunity

Market Overview

        We estimate that the sport of golf gives rise to a global commercial opportunity of more than $85 billion annually, which captures all spending related to golf. There are over 50 million golfers worldwide playing over 800 million rounds annually on over 32,000 golf courses. Our addressable market comprised of golf equipment, golf wear and golf gear represents approximately $12 billion in retail sales and approximately $8 billion in wholesale sales. The United States accounted for over 40% of our addressable market, followed by Japan and Korea collectively accounting for over 30% of our addressable market, each in 2014.

        Although the number of rounds of golf played in the United States declined overall from 2006 until the end of 2014, the number of rounds of golf played in the United States has shown improvement since the beginning of 2015, according to Golf Datatech LLC. We believe that the number of rounds of golf played by our target market of dedicated golfers was relatively stable during this period of overall decline in the golf industry.

        We believe the golf industry is mainly driven by golfer demographics, dedicated golfers and weather and economic conditions.

        Golfer Demographics.    Golf is a recreational activity that requires time and money. The golf industry has been principally driven by the age cohort of 30 and above, currently "gen-x" (age 30 to 49) and "baby boomers" (age 50 to 69), who have the time and money to engage in the sport. In the United States, there are approximately 8.7 million gen-x golfers and approximately 6.6 million baby boomer golfers, representing approximately 63% of total golfers in the United States. Households headed by gen-x and baby boomers also claim an approximately 80% share of the total income dollars in the United States. Since a significant number of baby boomers have yet to retire, we anticipate growth in spending from this demographic as it has been demonstrated that rounds of play increase significantly as those in this cohort reach retirement. On average, golfers in the age range of 18 to 34 play 15 rounds per year, whereas those in the age range of 50 to 64 and 65 and above play 29 rounds and 51 rounds per year, respectively. While golf has historically consisted of mostly male players, women accounted for approximately 24% of golfers in the United States in 2015, up from approximately 20% in 2011. Because nearly 40% of beginner golfers in the United States in 2015 were women, we believe that the percentage of women golfers will continue to grow. Beyond the gen-x and baby boomer generation, another promising development in golf has been the generational shift with millennial golfers making their marks at both professional and amateur levels. Golfers under the age of 30 represented 44% of the World Rank Top 50 and 76% of Rolex World Rank Top 50 Women as of May 31, 2016. The largest single age group of beginners in the United States in 2015 was millennials (age 18 to 29). Further, the number of junior golfers (age 6 to 17) in the United States has grown from approximately 2.5 million golfers in 2010 to approximately 3.0 million golfers in 2015.

        Dedicated Golfers.    Dedicated golfers are largely gen-x and baby boomers who have demonstrated the propensity to pay a premium for products that help them perform better. We believe dedicated golfers, who comprise our target market, will continue to be a key driver for the global golf industry. The National Golf Foundation estimates that there were 6.4 million, 6.5 million and 6.2 million "avid" golfers in the United States in 2013, 2014 and 2015, respectively, with "avid" golfers defined as those who play 25 rounds or more per year. We estimate that approximately 60% of these avid golfers in the United States are dedicated golfers.

        Weather Conditions.    Weather conditions determine the number of playable days in a year and thus influence the amount of time people spend on golf. Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months. Therefore, favorable weather conditions generally result in more playable days in a given year and thus more golf rounds played, which generally results in increased demand for all golf products.

        Economic Conditions.    The state of the economy influences the amount of money people spend on golf. Golf equipment, including clubs, balls and accessories, is recreational in nature and is therefore a discretionary purchase for consumers. Consumers are generally more willing to make discretionary purchases of golf products when economic conditions are favorable and when consumers are feeling confident and prosperous.

  Our Opportunity

        We have demonstrated sustained, resilient and stable revenue and Adjusted EBITDA growth over the past five years, despite challenges related to demographic, macroeconomic and weather related conditions. Our differentiated focus on performance and quality excellence, enduring connections with dedicated golfers and favorable and market-differentiating mix of consumable and durable products have been the key drivers of our strong performance. We believe this focus positions us to continue to generate industry-leading performance.

Strong Financial Performance

        Since 2011, we have driven strong financial performance across our product portfolio in the aggregate and in each of our reportable segments of Titleist golf balls, Titleist golf clubs, Titleist golf gear and FootJoy golf wear. From 2011 to 2015:

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  our net sales increased from $1,336.1 million (on a non-GAAP combined basis) to $1,503.0 million, representing a compound annual growth rate, or CAGR, of 3%, or 6% on a constant currency basis;

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  our net income (loss) attributable to Acushnet Holdings Corp. was $(31.2) million in 2011 (on a non-GAAP combined basis), $13.9 million in 2012, $19.6 million in 2013, $21.6 million in 2014 and $(1.0) million in 2015;

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  our Adjusted EBITDA increased from $138.4 million (on a non-GAAP combined basis) to $214.7 million, representing a CAGR of 12%;

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  we achieved 400 basis points of Adjusted EBITDA margin expansion;

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  our Adjusted Net Income increased from $46.7 million (on a non-GAAP combined basis) to $86.7 million, representing a CAGR of 17%; and

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  our cash flows provided by operating activities increased from $51.1 million (on a non-GAAP combined basis) to $91.8 million.

        The information presented above for the year ended December 31, 2011 is presented on an unaudited combined basis and represents the mathematical addition of our predecessor's results of operations prior to the Acquisition (as described below) from January 1, 2011 to July 29, 2011, and our results of operations from July 30, 2011 to December 31, 2011, or the successor period. The financial results for the successor period include the impact of applying purchase accounting. The presentation of unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X. We have included the unaudited combined financial information as a convenience solely for the purpose of facilitating a comparison of the combined results with our other years presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred. See "Selected Consolidated Financial Data" for (i) a presentation of the results of operations for the period from January 1, 2011 to July 29, 2011, and the period from July 30, 2011 to December 31, 2011, which have been audited and are consistent with GAAP, and the results of operations for the year ended December 31, 2011 on an unaudited combined basis and (ii) a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income (loss) attributable to Acushnet Holdings Corp. and the most directly comparable GAAP financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Performance Measures" for a description of how we calculate constant currency information.

(1)
The information presented for the year ended December 31, 2011 is presented on an unaudited combined basis and represents the mathematical addition of our predecessor's results of operations prior to the Acquisition from January 1, 2011 to July 29, 2011, and our results of operations from July 30, 2011 to December 31, 2011. This presentation of unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP.

Our Competitive Strengths

        Steward of Golf's Most Revered Brands.    We have long been the trusted steward of two of golf's most revered and recognized brands, and have enjoyed the longest running record of market leadership in the golf category. Titleist has been the #1 ball in professional golf for 68 years while FootJoy has been the leading brand on the PGA Tour in golf shoes for over six decades and golf gloves for over three decades. The performance and quality of our brands are validated by the widespread adoption of our products by the world's best professional and amateur golfers, which generates exceptional brand loyalty among our core customers and drives repeat purchases.

        Market-Leading Portfolio of Products Designed for Dedicated Golfers.    The Titleist Pro V1 golf ball was launched in 2000 and in four months became the #1 selling ball on the market, a position it still holds, and is the #1 golf ball played at every level of competitive golf today. We estimate that we held nearly one-half of the 2015 global top grade wholesale golf ball market, which we estimate was approximately $1.0 billion, including over two-thirds of the premium performance market segment. It is rare when a brand's highest priced product in a particular category is also the industry volume leader. In 2015, the number of Titleist balls played on professional tours was more than five times the number of balls of our nearest competitor. Titleist records even higher ball counts at most amateur championships than on the worldwide professional tours, a further testament to the performance and quality of Titleist, particularly since amateurs are not allowed to receive compensation for the use or endorsement of any brand's equipment. Faithful to the brand promise of the Titleist ball, we believe our golf clubs are also best-in-class in terms of performance and quality. Our Vokey Design wedges and Scotty Cameron putters are recognized worldwide as leaders in their respective categories. Our Vokey Design wedges are the most widely used on the PGA Tour. Under our FootJoy brand, we are the #1 shoe in golf, with the leading usage on all of the world's major professional golf tours and twice as many stock keeping units, or SKUs, as our nearest competitors. FootJoy gloves also have the leading market share, enjoy the #1 position on all the world's major professional golf tours, and offer the largest selection of golf gloves in the industry. FootJoy is also a global leader in golf outerwear and has a rapidly growing presence in golf apparel.

        Favorable Consumable / Durable Mix.    We have developed a product portfolio with a favorable mix of consumables and durables, which we believe differentiates us from other pure golf equipment manufacturers. Consumable purchases are largely driven by the number of rounds played, while durable purchases are subject to technology replacement cycles. We believe our favorable product mix is less economically cyclical and more working capital efficient than that of our peers. Our sales reflect a favorable and market-differentiating mix of consumable products, which we consider to be golf balls and golf gloves, which collectively represented 43% of our net sales in 2015, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, which collectively represented 57% of our net sales in 2015.

        Best-in-Class Design Innovation.    Driven by our commitment to perpetual innovation, we believe we are the innovation leader in the golf industry. Golf's most regulated and technically-driven categories are golf balls and golf clubs, and therefore require strong intellectual property to create differentiated products with superior performance and quality. We hold the largest patent portfolio in the golf industry, with close to 1,200 active U.S. utility patents in golf balls, over 300 active U.S. utility patents in golf clubs, wedges and putters and 284 active patents (including ex-U.S. and design patents) in golf shoes and gloves. Over 90% of our current products incorporate technologies or designs developed in the last five years. The Titleist Pro V1 franchise is an example of our innovation leadership. We have sold over 110 million dozen Pro V1 and Pro V1x golf balls, generating over $4 billion of revenue, since the introduction of the Pro V1 in 2000.

        Operational Excellence.    Unlike many other golf companies, we own or control the design, sourcing, manufacturing, packaging and distribution of our products. Our vertically integrated approach delivers a consistent product quality and results in very high customer satisfaction. By controlling key aspects of the design and manufacturing processes, we are better able to protect our intellectual property as well as offer customization capabilities and efficient turn times. Furthermore, we are able to provide custom fitted products to individuals in a short timeframe and facilitate regional market customization.

        Unparalleled Route to Market Leadership.    The foundation of our go-to-market strategy is to continue to be the preferred partner for premium golf shops worldwide and to provide customization and fitting that optimize our customers' post-purchase experiences. In doing so, we ensure that the performance benefits derived from using our products are showcased and our products are properly merchandised, while deepening our customers' connections with the Titleist and FootJoy brands. We believe these initiatives, in turn, increase sales and profitability for our retail partners, leading to a mutually beneficial economic relationship. There are currently over 3,400 premium golf shops that exclusively stock or display Titleist balls.

        Deep Stewardship Culture and Experienced Management Team.    Behind our exceptional products and organizational infrastructure lies an authentic and enduring organizational culture validated by the longevity of our management team, sales force and associates. Our management team members, many of whom have dedicated their entire careers to our company, average over 19 years of employment with us. They are supported by a deep and talented team of associates across product categories, functions, markets and geographies, who serve as strong brand and cultural ambassadors. Approximately 50% of our U.S. associates have over ten years of employment with us, highlighting the depth of our talent and future leaders. We are the stewards of our brands, and we are committed to maintaining the culture of excellence that defines us and our products.

Our Growth Strategies

        We plan to continue to pursue organic growth initiatives across all product categories, brands, geographies and marketing channels.

        Introduce New Products and Extend Market Share Leadership in Equipment Categories.    We expect to sustain our strong performance in our core categories of golf balls and golf clubs through several targeted strategies:

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  Titleist Golf Balls.  To ensure sustained long-term market leadership, we are continuously investing in design innovation and refining our sell-in and sell-through route to market capabilities and effectiveness in the golf ball product category. We are currently focused on improving our sales team training in product, merchandising, local promotion and selling skills, as well as enhancing trade partnerships in those channels where dedicated golfers shop. We will continue to grow our custom golf ball business by targeting both corporations and individuals, thereby increasing brand loyalty and the likelihood of repeat purchases.

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  Titleist Clubs, Wedges and Putters.  We intend to continue to launch innovative, performance golf clubs by further leveraging Titleist clubs' leading R&D platform. We believe concept and specialty products, trial and fitting initiatives and premium quality digital content will further drive customer awareness and market share gains across all premium club categories.

        Increase Penetration in Golf Gear and Wear Categories.    We intend to build on the brand loyalty that the dedicated golfer has developed for our Titleist ball and club categories and FootJoy shoe and glove categories in order to increase our penetration in the adjacent categories of golf gear and golf wear. We expect to continue to drive growth across these categories by employing the following initiatives:

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  Titleist Golf Gear.  We are committed to providing dedicated golfers with golf gear of performance and quality excellence that is faithful to the Titleist brand promise. We are making significant investments in design and engineering resources and are leveraging dedicated player research methodologies and insights to drive innovation in this product category. We also plan to expand custom and limited edition product offerings and launch a U.S. eCommerce website for Titleist golf gear in the second half of 2017.

  •
  FootJoy Women's Apparel Initiative.  We are currently building out a focused, performance-based FootJoy women's apparel line consistent with the brand's successful positioning in men's apparel. The women's apparel line, which launched in early 2016, pairs sophisticated performance fabrics and design with layering technology pioneered by FootJoy to create maximum comfort and protection. By leveraging our existing FootJoy sales force in an adjacent category, we believe we can offer a compelling and authentic solution to female golfers and capitalize on the trend of casual, athletic styling that is driving success in the broader women's apparel space.

  •
  FootJoy eCommerce Launch.   We recently launched a U.S. eCommerce website offering over 6,000 SKUs across all FootJoy categories. The eCommerce initiative is expected to yield incremental sales and profitability, enriched data on preferences and trends as well as foster a deeper and more real time connection with the dedicated golfer.

        Strategically Pursue Global Growth.    The Titleist and FootJoy brands are both global brands that are well positioned where golf's growth is anticipated. While we believe that a majority of the near-term growth will be driven by the developed economies, emerging economies, such as the markets in Southeast Asia, represent longer-term growth opportunities. To meet future demand, we are ensuring that local capabilities and expertise in sales, customer service, merchandising, online presence, golf education and fitting initiatives are in place to support our operations.

The Refinancing

        On April 27, 2016, Acushnet Company, our direct wholly-owned operating subsidiary, entered into a credit agreement, or the new credit agreement, which provides for (i) a new $275.0 million multi-currency revolving credit facility, or our new revolving credit facility, including a $20.0 million letter of credit sub-facility, a C$25.0 million sub-facility for Acushnet Canada Inc. and a £20.0 million sub-facility for Acushnet Europe Limited and an alternative currency sublimit of $100.0 million for borrowings in Canadian dollars, euros, pounds sterling and Japanese yen, (ii) a new $375.0 million term loan A facility, or our new term loan A facility, and (iii) a new $100.0 million delayed draw term loan A facility, or our new delayed draw term loan A facility, each of which matures on July 28, 2021.

        The new credit agreement was signed and became effective on April 27, 2016 and the initial funding under the new credit agreement occurred on July 28, 2016. On July 28, 2016, we used the proceeds of the new $375.0 million term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, our secured floating rate notes and certain of our former working credit facilities, (ii) terminate our former senior revolving credit facility and (iii) pay fees and expenses related to the foregoing. Until July 28, 2017, the commitments under the new delayed draw term loan A facility will be available to make payments in connection with the final payout of the outstanding Equity Appreciation Rights, or EARs, under the Acushnet Company Equity Appreciation Rights Plan, as amended, or the EAR Plan. We refer to the entering into of the new credit agreement and the use of $375.0 million of borrowings under the new term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, our secured floating rate notes and certain of our former working credit facilities, (ii) terminate our former senior revolving credit facility and (iii) pay fees and expenses related to the foregoing, as the Refinancing.

        In addition, on June 30, 2016, we used cash on hand and borrowings under our former senior revolving credit facility to repay all amounts outstanding under, and terminate, our former senior term loan facility.

        We refer to our former senior term loan facility, our former senior revolving credit facility and certain of our former working credit facilities that were repaid and terminated in connection with the foregoing as our former credit facilities.

        For more information on the terms of the new credit agreement, see "Description of Indebtedness."

The Shareholder Transaction

        Immediately prior to the closing of the Shareholder Transaction (as defined below) and after giving effect to (i) the conversion of all of our outstanding 7.5% convertible notes due 2021, or our Convertible Notes, (ii) the conversion of all of our outstanding Series A 7.5% redeemable convertible preferred stock, or our Convertible Preferred Stock, and (iii) the exercise by Fila Korea of all of our outstanding common stock warrants, which occurred in July 2016, Fila Korea will own approximately 33.1% of our outstanding common stock through its wholly-owned subsidiary, Magnus Holdings Co. Ltd., an entity organized under Korean law, or Magnus, affiliates of Mirae Asset Global Investments, or the Mirae Funds, will own approximately 50.2% of our outstanding common stock, an affiliate of Woori-Blackstone Korea Opportunity Private Equity Fund 1, or the Woori-Blackstone Fund, will own approximately 12.0% of our outstanding common stock, and an affiliate of Neoplux Co. Ltd., or the Neoplux Fund, will own approximately 4.1% of our outstanding common stock. We refer to the Mirae Funds, the Woori-Blackstone Fund and the Neoplux Fund collectively as the Financial Investors. The

Financial Investors are the selling shareholders in this offering and are selling their shares on a pro rata basis.

        Magnus has agreed to purchase from the Financial Investors on a pro rata basis 14,818,720 shares of our common stock, which will be approximately 20.0% of our outstanding common stock, in a separate transaction. The price per share of our common stock to be paid by Magnus to the Financial Investors will be $17.85. We will not receive any proceeds with respect to the shares of our common stock that are sold in this transaction. Magnus' purchase of these shares from the Financial Investors is expected to close on the business day following the date of pricing of this offering. We refer to the purchase of shares by Magnus from the Financial Investors as the Shareholder Transaction.

        Upon the closing of this offering and after giving effect to the Shareholder Transaction:

  •
  Magnus will own approximately 53.1% of our outstanding common stock and the shares of our common stock owned by Magnus will be its only assets;

  •
  the Financial Investors will collectively own approximately 20.3% of our outstanding common stock (or approximately 16.4% of our outstanding common stock if the underwriters' option to purchase additional shares from the selling shareholders is exercised in full); and

  •
  the new investors purchasing shares of our common stock in this offering will own approximately 26.1% of our outstanding common stock (or approximately 30.0% of our outstanding common stock if the underwriters' option to purchase additional shares from the selling shareholders is exercised in full).

        As a result of the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control a majority of the voting power of all outstanding shares of our common stock and we will qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE.

        Magnus will finance its purchase of 14,818,720 shares of our common stock from the Financial Investors in the Shareholder Transaction by entering into a term loan agreement, or the Magnus Term Loan, with certain Korean financial institutions, or the Magnus Lenders, to borrow Korean Won 309.1 billion (equivalent to approximately $271.1 million, using the exchange rate of $1.00 = Korean Won 1,140.20 as of October 28, 2016, which includes the purchase price for the shares of our common stock of approximately $264.5 million plus an additional $2.5 million that may be necessary for Magnus to make the first interest payment on the Magnus Term Loan and an additional $4.1 million to fund the payment of fees and expenses in connection with the Magnus Term Loan and the Shareholder Transaction). The Magnus Term Loan will bear interest at a rate of 3.5% per annum, payable quarterly in arrears in cash, and will mature on October 28, 2017. The Magnus Term Loan will be secured by a pledge on all of our common stock owned by Magnus, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's credit facility, which will equal 48.1% of our outstanding common stock.

        The closing of the Shareholder Transaction is conditioned on the pricing of this offering and the closing of this offering of our common stock is conditioned on the closing of the Shareholder Transaction.

        See "Risk Factors—Risks Related to the Shareholder Transaction and the Magnus Term Loan," "Management—Board Leadership Structure and the Board's Role in Risk Oversight—Controlled Company," "The Shareholder Transaction" and "Principal and Selling Shareholders."

 Organizational Structure

        The following diagram illustrates our corporate structure and ownership of our common stock after giving effect to:

  •
  the conversion of all of our outstanding Convertible Notes;

  •
  the conversion of all of our outstanding Convertible Preferred Stock;

  •
  the exercise by Fila Korea of all of our outstanding common stock warrants, which occurred in July 2016;

  •
  the Shareholder Transaction; and

  •
  this offering.

(1)
Fila Korea has granted a security interest in all of the common stock of Magnus to the lenders under its existing credit facility. After giving effect to the closing of this offering, the lenders under Fila Korea's existing credit facility are expected to release their security interests in approximately 85.6% of the common stock of Magnus and retain a security interest in approximately 14.4% of the common stock of Magnus. The shares of our common stock owned by Magnus are Magnus' only assets.

(2)
In connection with the Magnus Term Loan, Magnus will grant a security interest in all of our common stock owned by Magnus to the Magnus Lenders, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's existing credit facility, which will equal 48.1% of our outstanding common stock. The shares of our common stock owned by Magnus are Magnus' only assets.

Recent Developments

        We have presented preliminary estimated financial ranges of certain of our financial results below for the three months ended September 30, 2016, based on currently available information. We have provided ranges, rather than specific amounts, for the financial results below, primarily because our financial closing procedures for the three months ended September 30, 2016, are not yet complete. As a result, our actual results may vary materially from the estimated preliminary results included herein and will not be publicly available until after the closing of this offering. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary estimated financial data below. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. These estimates should not be viewed as a substitute for unaudited interim financial statements prepared in accordance with GAAP. In addition, these estimates for the three months ended September 30, 2016 are not necessarily indicative of the results to be achieved for the remainder of 2016 or any future period. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

        For the three months ended September 30, 2016, we estimate that our net sales will range from $329.9 million to $332.4 million, an increase of $11.2 million, or 3.5%, at the mid-point of the estimated net sales range when compared with net sales of $319.9 million for the three months ended September 30, 2015. On a constant currency basis, we estimate that our net sales will range from $324.4 million to $326.9 million, an increase of $5.7 million, or 1.8%, at the mid-point of the estimated net sales range when compared with net sales of $319.9 million for the three months ended September 30, 2015. We estimate that the increase in net sales on a constant currency basis was due to increases in net sales of FootJoy golf wear driven by sales volume growth in apparel and higher average selling prices in our golf shoes category, an increase in net sales of Titleist golf clubs driven by sales volume growth in irons as well as higher average selling prices of irons and wedges, and an increase in net sales due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments. These estimated net sales increases were offset partially by a decrease in net sales of Titleist golf balls.

        For the three months ended September 30, 2016, we estimate that our net sales in the United States were relatively flat when compared to the three months ended September 30, 2015 as net sales increases in Titleist golf clubs and FootJoy golf wear were offset by a sales volume decrease in Titleist golf balls.

        For the three months ended September 30, 2016, we estimate that our net sales in regions outside of the United States were higher on both a reported and constant currency basis when compared to the three months ended September 30, 2015. On a constant currency basis, we estimate net sales in such regions were higher due to a net sales increase in FootJoy golf wear driven by sales volume growth in apparel and an increase in net sales due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments.

        For the three months ended September 30, 2016, we estimate that our net income (loss) attributable to Acushnet Holdings Corp. will range from $(6.8) million to $(6.2) million, an increase of $7.5 million, or 53.7%, at the mid-point of the estimated range when compared with net income (loss) attributable to Acushnet Holdings Corp. of $(14.0) million for the three months ended September 30, 2015. This change in net income (loss) attributable to Acushnet Holdings Corp. was due to higher income from operations, an increase in other income due to an indemnification gain recorded in 2016 related to the adjustment of indemnified tax obligations for tax periods prior to the Acquisition and lower interest expense.

        For the three months ended September 30, 2016, we estimate that our Adjusted EBITDA will range from $25.9 million to $27.0 million, an increase of $1.7 million, or 6.8%, at the mid-point of the estimated range when compared with Adjusted EBITDA of $24.8 million for the three months ended September 30, 2015. The increase in Adjusted EBITDA was primarily due to higher income from operations driven by the net sales increase discussed above.

        The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted EBITDA for the ranges presented for the three months ended September 30, 2016 and for the three months ended September 30, 2015. See "—Summary Consolidated Financial Data" for an explanation of how we define Adjusted EBITDA and why we believe the presentation of Adjusted EBITDA information is useful to investors.

	Three months ended September 30,
	2016	2016	2015
(dollars in thousands)	Low	High	Actual
Net income (loss) attributable to Acushnet Holdings Corp.	$(6,782)	$(6,165)	$(13,986)
Income tax expense (benefit)	(43)	440	(4,273)
Interest expense, net	15,672	15,672	17,563
Depreciation and amortization	10,003	10,003	10,297
EAR Plan(a)	(940)	(940)	10,423
Share-based compensation(b)	6,159	6,159	3,875
Restructuring charges(c)	174	174	—
Transaction fees(d)	2,947	2,947	127
Beam indemnification expense (income)(e)	(2,156)	(2,156)	272
(Gains) losses on the fair value of our common stock warrants(f)	—	—	(243)
Other non-cash (gains) losses, net	(236)	(236)	34
Net income attributable to noncontrolling interests(g)	1,124	1,124	689

Adjusted EBITDA	$25,922	$27,022	$24,778

(a)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our common stock equivalent, or CSE, value (as defined in the EAR Plan). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)
For the three months ended September 30, 2015, reflects compensation expense associated with the exercise of substitute stock options by an executive, which were granted in connection with the Acquisition. All such stock options have been exercised. For the three months ended September 30, 2016, reflects compensation expenses with respect to equity-based grants under the 2015 Incentive Plan (as defined herein) which were made in the second quarter of 2016.

(c)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in the three months ended September 30, 2016.

(d)
Reflects legal fees incurred in the three months ended September 30, 2015 and 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in the three months ended September 30, 2016 in connection with this offering.

(e)
Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(f)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(g)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.

        As of September 30, 2016, on a pro forma basis after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering, we estimate our indebtedness will range from $387.9 million to $393.1 million. In addition, as of September 30, 2016, we estimate our availability under our new revolving credit facility will range from $252.2 million to $258.2 million, after giving effect to approximately $6.3 million of outstanding letters of credit and we would have had approximately $66.2 million available under our local credit facilities.

        As of September 30, 2016, on a pro forma basis after giving effect to the payment in cash of accrued and unpaid interest on our Convertible Notes, we estimate our unrestricted cash will range from $78.1 million to $84.1 million (which includes approximately $12.8 million attributable to our FootJoy golf shoe joint venture and does not reflect the payment of any accrued and unpaid dividends on our Convertible Preferred Stock).

Risk Factors

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

  •
  a reduction in the number of rounds of golf played or in the number of golf participants;

  •
  unfavorable weather conditions, macroeconomic or demographic factors;

  •
  a disruption in the operations of our manufacturing, assembly or distribution facilities or in the operations of our suppliers or an increase in the cost of raw materials and components;

  •
  many of our raw materials or components of our products are provided by a sole or limited number of third-party suppliers and manufacturers;

  •
  currency transaction and currency translation risks and other risks associated with doing business globally;

  •
  reliance on technical innovation and the ability to manage the frequent introduction of new products;

  •
  ability to enforce and protect our intellectual property rights and lawsuits related to intellectual property matters;

  •
  intense competition and an inability to maintain our competitive advantage;

  •
  dependence on retailers and distributors and ability to maintain and further develop our sales channels;

  •
  seasonal fluctuations and cyclicality due to new product introductions;

  •
  reliance on complex information and technology-based systems and cybersecurity risks;

  •
  reliance on our current senior management team and other key employees;

  •
  ability to maintain effective internal controls over financial reporting;

  •
  the ability of our controlling shareholder to control significant corporate activities after the completion of this offering and the Shareholder Transaction, and our controlling shareholder's interests may conflict with yours;

  •
  a sale, foreclosure, liquidation or other transfer of the shares of our common stock owned by Magnus as a result of the Magnus Term Loan or otherwise; and

  •
  ability to pay dividends on our common stock.

Corporate Information

        Acushnet Holdings Corp. was incorporated in Delaware on May 9, 2011 as Alexandria Holdings Corp., an entity owned by Fila Korea, a leading sport and leisure apparel and footwear company which is a public company listed on the Korea Exchange, and a consortium of investors led by Mirae Asset Global Investments, a global investment management firm. Acushnet Holdings Corp. acquired Acushnet Company, our operating subsidiary, from Beam Suntory, Inc. (at the time known as Fortune Brands, Inc. and which we refer to as Beam) on July 29, 2011, which we refer to as the Acquisition.

        Our principal executive offices are located at 333 Bridge Street, Fairhaven, Massachusetts 02719. Our telephone number is (800) 225-8500. Our principal website address is www.acushnetcompany.com. The information on, or accessible through, our website and the other websites referenced herein is deemed not to be incorporated by reference in this prospectus or to be a part of this prospectus.

 The Offering

Issuer	Acushnet Holdings Corp., a Delaware corporation.
Common stock offered by the selling shareholders	19,333,333 shares, to be sold by the Financial Investors on a pro rata basis.
Option to purchase additional shares of common stock from the selling shareholders

The selling shareholders have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional 2,899,999 shares of common stock at the initial public offering price less the underwriting discount solely to cover over-allotments.

Common stock to be outstanding after this offering	74,093,598 shares.
Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling shareholders. However, we will pay certain expenses, other than the underwriting discount, associated with this offering.

Dividend policy

Following this offering and subject to applicable law, we intend to pay a regular quarterly cash dividend commencing in the first quarter of 2017. We expect to pay dividends in an aggregate amount of approximately $35.0 million on an annual basis, which amount may be changed or terminated in the future at any time without advance notice. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Future agreements may also limit our ability to pay dividends. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries.

See "Dividend Policy" and "The Shareholder Transaction."
Controlled company

Upon the closing of this offering and after giving effect to the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control 39,345,151 shares, or approximately 53.1%, of our common stock. As a result, we will qualify as a "controlled company" within the meaning of the listing rules of the NYSE. See "The Shareholder Transaction."

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2.0% of the common stock offered by this prospectus for sale to our director nominees, officers and certain of our employees and other persons associated with us. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a Directed Share Program. If these persons purchase common stock it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

NYSE trading symbol	"GOLF"

        The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 21,821,256 shares of common stock outstanding as of June 30, 2016 and, unless otherwise indicated:

  •
  reflects and assumes the following:

  •
  the adoption of our amended and restated certificate of incorporation and our amended and restated by-laws in connection with this offering;

  •
  the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering;

  •
  the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering; and

  •
  the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share, which occurred in July 2016; and

  •
  does not reflect:

  •
  1,229,581 shares of our common stock issuable following vesting in settlement of restricted stock units, or RSUs, and up to 2,459,162 shares of our common stock issuable following vesting in settlement of performance stock units, or PSUs, in each case that will be issued under our 2015 Omnibus Incentive Plan, or the 2015 Incentive Plan, as of the closing of this offering;

  •
  4,501,257 additional shares of our common stock reserved for future issuance under the 2015 Incentive Plan; and

  •
  shares of our common stock issuable in respect of the settlement of up to 50% of the outstanding EARs at our option, which were issued under the EAR Plan.

        The number of shares of our common stock outstanding on a historical, pro forma and pro forma as adjusted basis each reflect the 9-for-1 stock split that we effectuated on October 14, 2016.

        Unless otherwise indicated, the information in this prospectus does not reflect any exercise by the underwriters of their option to purchase additional shares from the selling shareholders.

Summary Consolidated Financial Data

        You should read the summary consolidated financial data below together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

        We have derived the summary historical consolidated statement of operations data and the consolidated statement of cash flows data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 presented below from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical balance sheet data as of December 31, 2013 presented below from our audited consolidated financial statements which are not included in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

        We have derived the summary historical consolidated statement of operations data and the consolidated statement of cash flows data for the six months ended June 30, 2015 and June 30, 2016 and the consolidated balance sheet data as of June 30, 2016 presented below from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

        The pro forma balance sheet data as of June 30, 2016 and the pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. and the pro forma basic and diluted weighted average number of shares for the year ended December 31, 2015 and the six months ended June 30, 2016 presented below are unaudited and give effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering, (ii) with respect to the pro forma balance sheet data, the payment in cash of $25.0 million of interest on the Convertible Notes accrued from August 1, 2015 to, but not including, June 30, 2016 and (iii) the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering. The pro forma balance sheet data gives effect to the foregoing transactions assuming they occurred on June 30, 2016 and the pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. gives effect to the foregoing transactions assuming they occurred on January 1, 2015. The pro forma data is not necessarily indicative of what our financial position or basic or diluted net income per common share attributable to Acushnet Holdings Corp. would have been if the foregoing transactions had been completed as of June 30, 2016 or for the year ended December 31, 2015 or the six months ended June 30, 2016, nor is such data necessarily indicative of our financial position or basic or diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for any future date or period.

        The pro forma as adjusted balance sheet data as of June 30, 2016 and the pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. and the pro forma as adjusted basic and diluted weighted average number of shares for the year ended December 31, 2015 and the six months ended June 30, 2016 presented below are unaudited and give further effect to (i) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016, (ii) with respect to the pro forma as adjusted balance sheet data, the payment in cash of $2.4 million of interest on the 7.5% bonds due 2021 from August 1, 2015 to, but not including, June 30, 2016 and (iii) the Refinancing. The pro forma as adjusted balance sheet data gives effect to the foregoing transactions assuming they occurred on June 30, 2016 and the pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. gives effect to the foregoing transactions assuming they occurred on January 1, 2015. The pro forma as adjusted data is not necessarily indicative of what our financial position or basic or diluted net income per common share attributable to Acushnet Holdings Corp. would have been if the foregoing transactions had been completed as of June 30, 2016 or for the year ended December 31, 2015 or the six months ended June 30, 2016, nor is such data necessarily indicative of our financial position or basic or diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for any future date or period.

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$1,477,219	$1,537,610	$1,502,958	$862,874	$902,995
Cost of goods sold	744,090	779,678	727,120	409,929	443,754

Gross profit	733,129	757,932	775,838	452,945	459,241
Operating expenses:
Selling, general and administrative	568,421	602,755	604,018	313,007	306,771
Research and development	42,152	44,243	45,977	22,628	22,823
Intangible amortization	6,704	6,687	6,617	3,313	3,303
Restructuring charges	955	—	1,643	—	642

Income from operations	114,897	104,247	117,583	113,997	125,702
Interest expense, net	68,149	63,529	60,294	30,530	28,404
Other (income) expense, net	5,285	(1,348)	25,139	9,934	3,838

Income before income taxes	41,463	42,066	32,150	73,533	93,460
Income tax expense	17,150	16,700	27,994	36,919	39,438

Net income	24,313	25,366	4,156	36,614	54,022
Less: Net income attributable to noncontrolling interests	(4,677)	(3,809)	(5,122)	(3,158)	(1,953)

Net income (loss) attributable to Acushnet Holdings Corp.	19,636	21,557	(966)	33,456	52,069

Dividends paid to preferred shareholders	(8,045)	(8,045)	(8,045)	—	—
Accruing of cumulative dividends	(5,740)	(5,740)	(5,740)	(6,836)	(6,855)
Allocation of undistributed earnings to preferred shareholders	(3,225)	(3,866)	—	(12,548)	(19,496)

Net income (loss) attributable to common shareholders—basic	2,626	3,906	(14,751)	14,072	25,718

Net income (loss) attributable to common shareholders—diluted(1)	$2,626	$3,906	$(14,751)	$26,751	$41,418

Per Share Data:
Net income (loss) per common share attributable to Acushnet Holdings Corp.—basic(2)	$0.19	$0.23	$(0.74)	$0.76	$1.18
Net income (loss) per common share attributable to Acushnet Holdings Corp.—diluted(3)	0.19	0.23	(0.74)	0.52	0.76
Weighted average number of common shares—basic(2)	13,471,308	16,716,825	19,939,293	18,551,790	21,821,256
Weighted average number of common shares—diluted(3)	13,471,308	16,716,825	19,939,293	51,265,755	54,449,955

Pro forma net income per common share attributable to Acushnet Holdings Corp.—basic and diluted(4)	$0.24	$0.86
Pro forma weighted average number of common shares—basic(4)	69,106,356	70,988,319
Pro forma weighted average number of common shares—diluted(4)	69,107,445	70,992,198
Pro forma as adjusted net income per common share attributable to Acushnet Holdings Corp.—basic and diluted(5)	$0.77	$0.95
Pro forma as adjusted weighted average number of common shares—basic(5)	72,211,635	74,093,598
Pro forma as adjusted weighted average number of common shares—diluted(5)	72,212,724	74,097,477

(1)
Reflects the impact to net income (loss) attributable to common shareholders of dilutive securities. Diluted net income (loss) attributable to common shareholders for each of the years ended December 31, 2013, 2014 and 2015 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares, (ii) the conversion of the Convertible Notes to common shares, (iii) the exercise of our outstanding common stock warrants or (iv) the exercise of then outstanding stock options, as the inclusion of these instruments would have been anti-dilutive for each of the years ended December 31, 2013, 2014 and 2015. Diluted net income (loss) attributable to common shareholders for the six months ended June 30, 2015 and 2016 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares or (ii) the exercise of our outstanding common stock warrants, as the inclusion of these instruments would have been anti-dilutive for each of the six months ended June 30, 2015 and 2016.

(2)
Basic net income (loss) per common share attributable to Acushnet Holdings Corp. is computed by dividing (A) net income (loss) attributable to Acushnet Holdings Corp., after adjusting for (i) dividends paid and accrued and (ii) allocations of undistributed earnings to preferred shareholders, by (B) basic weighted average common shares outstanding.

(3)
Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. is computed by dividing (A) net income (loss) attributable to Acushnet Holdings Corp., after adjusting for (i) dividends paid and accrued, (ii) allocations of undistributed earnings to preferred shareholders and (iii) the impacts to net income (loss) of any potentially dilutive securities, by (B) the diluted weighted average common shares outstanding, which has been adjusted to include any potentially dilutive securities. Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for each of the years ended December 31, 2013, 2014 and 2015 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares, (ii) the conversion of the Convertible Notes to common shares, (iii) the exercise of our outstanding common stock warrants or (iv) the exercise of then outstanding stock options, as the inclusion of these instruments would have been anti-dilutive for each of the years ended December 31, 2013, 2014 and 2015. Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2015 and 2016 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares or (ii) the exercise of our outstanding common stock warrants, as the inclusion of these instruments would have been anti-dilutive for each of the six months ended June 30, 2015 and 2016.

(4)
See Note 20 to our audited consolidated financial statements and Note 14 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on the calculation of pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp.

(5)
Pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. represents pro forma net income per common share attributable to Acushnet Holdings Corp. after giving further effect to (i) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016 and (ii) the Refinancing, as if each of these events occurred on January 1, 2015.

  The following table provides a reconciliation of pro forma net income attributable to Acushnet Holdings Corp. to pro forma as adjusted net income attributable to Acushnet Holdings Corp.:

	Year ended December 31, 2015	Six months ended June 30, 2016
	(in thousands, except share and per share data)
Pro forma net income attributable to Acushnet Holdings Corp.(a)	$16,706	$60,857
Losses on the fair value of our common stock warrants	28,364	6,112
Interest expense on 7.5% bonds due 2021	5,351	1,022
Change in interest expense related to the Refinancing	5,288	2,748

Pro forma as adjusted net income attributable to Acushnet Holdings Corp.	$55,709	$70,739

Pro forma weighted average number of common shares—basic(a)	69,106,356	70,988,319
Pro forma weighted average number of common shares—diluted(a)	69,107,445	70,992,198
Issuance of common shares relating to the assumed exercise of our common stock warrants	3,105,279	3,105,279
Pro forma as adjusted weighted average number of common shares—basic	72,211,635	74,093,598
Pro forma as adjusted weighted average number of common shares—diluted	72,212,724	74,097,477
Pro forma as adjusted net income per common share attributable to Acushnet Holdings Corp.—basic and diluted	$0.77	$0.95

(a)
See Note 20 to our audited consolidated financial statements and Note 14 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on the calculation of pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp.

			As of June 30,
	As of December 31,
			2016
	2014	2015
					Pro Forma As Adjusted
	Actual			Pro Forma
	(in thousands)
Balance Sheet Data(1):
Cash(2)	$47,667	$54,409	$75,779	$50,752	$48,363
Current assets less current liabilities, excluding the current portion of our long-term debt and EAR Plan liability	339,301	345,114	378,628	378,628	407,624
Total assets	1,762,703	1,758,973	1,807,135	1,782,108	1,779,719
Long-term debt, net of discount, including current portion, and capital lease obligations(3)	873,542	797,151	769,215	406,725	375,903
EAR Plan liability, including current portion(4)	122,013	169,566	153,533	153,533	153,533
Total equity attributable to Acushnet Holdings Corp.	156,587	160,251	206,168	699,694	759,512

(1)
Does not reflect the payment of approximately $30.0 million in aggregate, consisting of: (i) accrued and unpaid interest in the amount of $0.2 million on our 7.5% bonds due 2021 accruing from July 1, 2016 to, but not including, their redemption date on July 29, 2016, (ii) accrued and unpaid interest in the amount of approximately $2.7 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the date of pricing of this offering, (iii) accrued and unpaid interest in the amount of approximately $6.5 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the closing date of this offering, (iv) accrued and unpaid dividends in the amount of approximately $5.2 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the date of pricing of this offering, (v) accrued and unpaid dividends in the amount of approximately $12.1 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the closing date of this offering and (vi) estimated fees and expenses of approximately $3.3 million related to this offering payable by us which we have incurred since July 1, 2016.

On July 29, 2016, we paid (i) all accrued and unpaid interest on our 7.5% bonds due 2021 to, but not including, July 29, 2016 in connection with the redemption of all of our outstanding 7.5% bonds due 2021, (ii) all accrued and unpaid interest on our Convertible Notes to, but not including, August 1, 2016 and (iii) all accrued and unpaid dividends on our Convertible Preferred Stock to, but not including, August 1, 2016, each of which was funded using cash on hand and borrowings under our new revolving credit facility.

We expect to pay the remaining accrued and unpaid interest on our Convertible Notes and the remaining accrued and unpaid dividends on our Convertible Preferred Stock at the pricing or the closing of this offering, as the case may be. We expect to pay (i) the remaining accrued and unpaid interest on our Convertible Notes, (ii) the remaining accrued and unpaid dividends on our Convertible Preferred Stock and (iii) our remaining fees and expenses related to this offering using cash on hand and/or borrowings under our new revolving credit facility.

(2)
Does not include restricted cash of $6.1 million, $4.7 million and $4.9 million as of December 31, 2014 and 2015 and June 30, 2016, respectively. Restricted cash is primarily related to a standby letter of credit used for insurance purposes. Includes cash of $7.7 million, $10.0 million and $15.1 million as of December 31, 2014 and 2015 and June 30, 2016, respectively, related to our FootJoy golf shoe joint venture. See Note 2 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on our FootJoy golf shoe joint venture.

(3)
Long-term debt, net of discount, including current portion, and capital lease obligations consists of (i) long-term debt and capital lease obligations and (ii) the portion of any long-term debt that is classified as a current liability on our balance sheet, in each case net of any unamortized discount on such outstanding amounts.

The following table shows how long-term debt, net of discount, including current portion, and capital lease obligations was calculated for the relevant periods:

	As of December 31,		As of June 30,
	Actual			Pro Forma	Pro Forma As Adjusted
	2014	2015	2016
Short-term debt	$81,162	$441,704	$422,328	$422,328	$47,746
Long-term debt and capital lease obligations	824,179	394,511	394,632	32,142	375,902
Total debt	905,341	836,215	816,960	454,470	423,648

Less: short-term financing arrangements(a)	(31,799)	(39,064)	(47,745)	(47,745)	(47,745)

Long-term debt, net of discount, including current portion, and capital lease obligations	$873,542	$797,151	$769,215	$406,725	$375,903

(a)
Excludes any long-term debt that is classified as a current liability on our balance sheet and consists of amounts outstanding under (i) revolving credit facilities and (ii) term loan facilities and other financing arrangements that mature within one year of original issuance.
(4)
The EARs as structured do not qualify for equity accounting treatment. As such, the liability was re-measured at each reporting period based on our then-current projection of our common stock equivalent, or CSE, value (as defined in the EAR Plan). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." The EARs will accrete $1.1 million of interest for the remainder of the year ended December 31, 2016. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in):
Operating activities	$78,795	$54,113	$91,830	$36,070	$55,487
Investing activities	(46,360)	(23,164)	(21,839)	(9,071)	(8,156)
Financing activities	(28,179)	(30,154)	(60,057)	(4,876)	(27,796)

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Other Financial Data:
Adjusted EBITDA(1)	$190,407	$202,593	$214,721	$160,389	$164,350
Adjusted Net Income(2)	68,387	80,499	86,721	75,297	79,558
Free Cash Flow(3)	32,336	30,586	68,629	25,661	47,371

(1)
Adjusted EBITDA represents net income (loss) attributable to Acushnet Holdings Corp. plus income tax expense, interest expense, depreciation and amortization, the expenses relating to our EAR Plan, share-based compensation expense, a one-time executive bonus, restructuring charges, plant start-up costs, certain transaction fees, indemnification expense (income) from our former owner Beam, gains (losses) on the fair value of our common stock warrants, certain other non-cash gains, net and the net income relating to noncontrolling interests in our FootJoy golf shoe joint venture. We define Adjusted EBITDA in a manner consistent with the term "Consolidated EBITDA" as it is defined in our new credit agreement. Consolidated EBITDA is used in our new credit agreement at the Acushnet Company level for purposes of certain material terms, including (i) determining the applicable margin used to determine the interest rate per annum of outstanding borrowings and commitment fees for revolving commitments, (ii) calculating certain financial ratios used in financial maintenance covenants that require compliance on a quarterly basis, (iii) determining our ability to incur additional term loans or increases to our new revolving credit facility and (iv) determining the availability of certain baskets and the ability to enter into certain transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness" and "Description of Indebtedness" for further discussion of how Consolidated EBITDA is used in certain material terms of our new credit agreement.

We present Adjusted EBITDA as a supplemental measure because it excludes the impact of certain items that (i) we do not consider indicative of our ongoing operating performance, (ii) that relate to the Acquisition or (iii) that relate to our historical capital structure that will no longer be relevant after the closing of this offering. Management uses Adjusted EBITDA to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding pricing of our products, go to market execution and costs to incur across our business. Adjusted EBITDA is also used as a financial performance measure for purposes of determining the vesting of equity awards that were granted under our 2015 Incentive Plan.

We also believe Adjusted EBITDA provides useful information to investors regarding (i) our consolidated operating performance, (ii) our capacity to service debt, (iii) the applicable margin used to determine the interest rate per annum of outstanding borrowings and commitment fees for revolving commitments and (iv) our capacity to incur additional debt and utilize certain baskets and enter into transactions that may otherwise be restricted by our new credit agreement. By presenting Adjusted EBITDA, we provide a basis for comparison of our business operations between different periods by excluding items that we do not believe are indicative of our core operating performance.

Adjusted EBITDA is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

  The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted EBITDA:

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$19,636	$21,557	$(966)	$33,456	$52,069
Income tax expense	17,150	16,700	27,994	36,919	39,438
Interest expense, net	68,149	63,529	60,294	30,530	28,404
Depreciation and amortization	39,423	43,159	41,702	21,270	20,550
EAR Plan(a)	28,258	50,713	45,814	22,665	—
Share-based compensation(b)	3,461	1,977	5,789	1,914	964
One-time executive bonus(c)	—	—	—	—	7,500
Restructuring charges(d)	955	—	1,643	—	642
Thailand golf ball manufacturing plant start-up costs(e)	2,927	788	—	—	—
Transaction fees(f)	551	1,490	2,141	538	8,965
Beam indemnification expense (income)(g)	6,345	1,386	(3,007)	(4,718)	(485)
(Gains) losses on the fair value of our common stock warrants(h)	(976)	(1,887)	28,364	14,778	6,112
Other non-cash gains, net	(149)	(628)	(169)	(121)	(295)
Nonrecurring expense (income)(i)	—	—	—	—	(1,467)
Net income attributable to noncontrolling interests(j)	4,677	3,809	5,122	3,158	1,953

Adjusted EBITDA	$190,407	$202,593	$214,721	$160,389	$164,350

(a)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our CSE value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)
For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015, reflects compensation expense associated with the exercise of substitute stock options by an executive, which were granted in connection with the Acquisition. All such stock options have been exercised. For the six months ended June 30, 2016, reflects compensation expenses with respect to equity-based grants under the 2015 Incentive Plan which were made in the second quarter of 2016.

(c)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(d)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in 2013, 2015 and the six months ended June 30, 2016.

(e)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(f)
Reflects legal fees incurred in 2013, 2014 and 2015 and the six months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in 2015 and the six months ended June 30, 2016 in connection with this offering.

(g)
Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(h)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(i)
Reflects legal judgment in favor of us associated with the Beam value-added tax dispute recorded in other (income) expense.

(j)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.
(2)
Adjusted Net Income represents net income (loss) attributable to Acushnet Holdings Corp. plus interest expense on our Convertible Notes and 7.5% bonds due 2021, the expenses relating to our EAR Plan, share-based compensation expense, a one-time executive bonus, restructuring charges, plant start-up costs, certain transaction fees and (gains) losses on the fair value of our common stock warrants, minus the tax effect of the foregoing adjustments. We believe Adjusted Net Income is useful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period because it excludes the impact of certain items that (i) we do not consider indicative of our ongoing operating performance, (ii) relate to the Acquisition, (iii) relate to our historical capital structure that will no longer be relevant after the closing of this offering or (iv) relate to our historical equity compensation structure that will not be relevant after amounts earned under our EAR Plan are paid after the applicable expiration date (though we note that we began to incur compensation expenses with respect to equity-based grants under the 2015 Incentive Plan in the second quarter of 2016, which expenses we do not adjust for when presenting Adjusted Net Income). Adjusted Net Income is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted Net Income has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted Net Income is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

  The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted Net Income:

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$19,636	$21,557	($966)	$33,456	$52,069
Interest expense on Convertible Notes and 7.5% bonds due 2021(a)	40,276	37,960	35,420	16,519	15,129
EAR Plan(b)	28,258	50,713	45,814	22,665	—
Share-based compensation(c)	3,461	1,977	5,789	1,914	—
One-time executive bonus(d)	—	—	—	—	7,500
Restructuring charges(e)	955	—	1,643	—	642
Thailand golf ball manufacturing plant start-up costs(f)	2,927	788	—	—	—
Transaction fees(g)	551	1,490	2,141	538	8,965
(Gains) losses on the fair value of our common stock warrants(h)	(976)	(1,887)	28,364	14,778	6,112
Nonrecurring expense (income)(i)	—	—	—	—	(1,467)
Tax effect of the foregoing adjustments(j)	(26,701)	(32,099)	(31,484)	(14,573)	(9,392)

Adjusted Net Income	$68,387	$80,499	$86,721	$75,297	$79,558

(a)
In connection with the Acquisition, we issued (i) an aggregate principal amount of $362.5 million of our Convertible Notes and (ii) an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 (which aggregate principal amount of 7.5% bonds due 2021 was $34.5 million as of June 30, 2016). All of our outstanding Convertible Notes will convert into shares of our common stock prior to the closing of this offering and Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(b)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our future CSE value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date. We adjust for expenses relating to our EAR Plan when presenting Adjusted Net Income as these expenses are not representative of the equity-based compensation expenses we expect to incur on an ongoing basis. We began to incur compensation expenses with respect to equity-based grants under the 2015 Incentive Plan beginning in the second quarter of 2016, which expenses we do not adjust for when presenting Adjusted Net Income.

(c)
Reflects compensation expense associated with the exercise of substitute stock options by an executive which were granted in connection with the Acquisition. All such stock options have been exercised.

(d)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(e)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in 2013, 2015 and the six months ended June 30, 2016.

(f)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(g)
Reflects legal fees incurred in 2013, 2014 and 2015 and the six months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in 2015 and the six months ended June 30, 2016 in connection with this offering.

(h)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(i)
Reflects legal judgment in favor of us associated with Beam value-added tax dispute recorded in other (income) expenses.

(j)
The adjustments to net income (loss) attributable to Acushnet Holdings Corp. have been tax effected at the applicable statutory rate with the exception of the fair value of the common stock warrants and certain transaction costs which are permanent items for tax purposes, and therefore, have not been tax effected.
(3)
Free Cash Flow represents cash flows provided by (used in) operating activities less capital expenditures. We believe Free Cash Flow is useful to investors because it represents the cash that our operating business generates before taking into account capital expenditures. Free Cash Flow is not a measurement of liquidity under GAAP. It should not be considered as an alternative to cash flows provided by (used in) operating activities as a measure of our liquidity or any other measure of liquidity derived in accordance with GAAP. Free Cash Flow has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Free Cash Flow is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

The following table provides a reconciliation of cash flows provided by (used in) operating activities to Free Cash Flow:

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cash flows provided by (used in) operating activities	$78,795	$54,113	$91,830	$36,070	$55,487
Capital expenditures	(46,459)	(23,527)	(23,201)	(10,409)	(8,116)

Free Cash Flow(a)	$32,336	$30,586	$68,629	$25,661	$47,371

(a)
In connection with the Acquisition, we issued (i) an aggregate principal amount of $362.5 million of our Convertible Notes and (ii) an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 (which aggregate principal amount of 7.5% bonds due 2021 was $34.5 million as of June 30, 2016). All of our outstanding Convertible Notes will convert into shares of our common stock prior to the closing of this offering and Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021. Free Cash Flow has not been adjusted to exclude any historical impact from the interest expense on our Convertible Notes and our 7.5% bonds due 2021, which interest expense totaled $40.3 million, $38.0 million, $35.4 million, $16.5 million and $15.1 million for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation," before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In that event, the market price of our common stock could decline significantly and you could lose all or part of your investment. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial could also materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Industry

A reduction in the number of rounds of golf played or in the number of golf participants could materially adversely affect our business, financial condition and results of operations.

        We generate substantially all of our sales from the sale of golf-related products, including golf balls, golf clubs, golf shoes, golf gloves, golf gear and golf apparel. The demand for golf-related products in general, and golf balls in particular, is directly related to the number of golf participants and the number of rounds of golf being played by these participants. The number of rounds of golf played in the United States declined from 2006 to 2014. If golf participation or the number of rounds of golf played continues to decline, sales of our products may be adversely impacted which could materially adversely affect our business, financial condition and results of operations.

Unfavorable weather conditions may impact the number of playable days and rounds played in a given year.

        Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months and, to a lesser extent, during the hot weather months. Unfavorable weather conditions in our major markets, such as a particularly long winter, a cold and wet spring, or an extremely hot summer, would impact the number of playable days and rounds played in a given year, which would result in a decrease in the amount spent by golfers and golf retailers on our products, particularly with respect to consumable products such as golf balls and golf gloves, which could materially adversely affect our business, financial condition and results of operations. Our results in 2013 and 2014 were negatively impacted by unfavorable weather conditions in our major markets. Unusual or severe weather conditions throughout the year, such as storms or droughts or other water shortages, can negatively affect golf rounds played both during the events and afterward, as weather damaged golf courses are repaired and golfers focus on repairing the damage to their homes, businesses and communities. Consequently, sustained adverse weather conditions, especially during the warm weather months, could impact our sales which could materially adversely affect our business, financial condition and results of operations. Adverse weather conditions may have a greater impact on us than other golf equipment companies as we have a large percentage of consumable products in our product portfolio, and the purchase of consumable products are generally more dependent on the number of rounds played in a given year.

Consumer spending habits and macroeconomic factors may affect the number of rounds of golf played and related spending on golf products.

        Our products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to spend their time and money to play golf and make discretionary purchases of golf products when economic conditions are favorable and when consumers are feeling confident and prosperous. Discretionary spending on golf and the golf products we sell is affected by consumer spending habits as well as by many macroeconomic factors, including general business conditions, stock market prices and volatility, corporate spending, housing prices, interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. Consumers may reduce or postpone purchases of our products as a result of shifts in consumer spending habits as well as during periods when economic uncertainty increases, disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. For example, the recession related to the U.S. financial crisis beginning in 2007 led to slower economic activity, decreased stock prices and increased volatility, depressed housing prices, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, and adverse business conditions (including reduced corporate profits and capital spending), which adversely affected our business, financial condition and results of operations. The effects of the recession are still being felt today in the golf industry as we believe consumers have become more cautious with their discretionary purchases and this trend may continue. For example, corporate spending on golf equipment has remained at lower levels since the financial crisis as evidenced by the lower volume of balls in our custom logo business being sold to companies as compared to before the crisis. The continuation of these negative macroeconomic conditions or a future significant or prolonged decline in general economic conditions or uncertainties regarding future economic prospects that adversely affects consumer discretionary spending, whether in the United States or in our international markets, could result in reduced sales of our products, which could materially adversely affect our business, financial condition and results of operations.

Demographic factors may affect the number of golf participants and related spending on our products.

        Golf is a recreational activity that requires time and money and different generations and socioeconomic and ethnic groups use their leisure time and discretionary funds in different ways. Golf participation among younger generations and certain socioeconomic and ethnic groups may not prove to be as popular as it is among the current gen-x and baby boomer generations. The number of rounds of golf being played in the United States declined from 2006 to 2014. If golf participation or the number of rounds of golf played continues to decrease, due to factors such as demographic changes in the United States and our international markets or lack of interest in the sport among young people or certain socioeconomic and ethnic groups, sales of our products could be negatively impacted which could materially adversely affect our business, financial condition and results of operations.

A significant disruption in the operations of our manufacturing, assembly or distribution facilities could materially adversely affect our business, financial condition and results of operations.

        We rely on our manufacturing facilities in the United States, Thailand and China and assembly and distribution facilities in many of our major markets, certain of which constitute our sole manufacturing facility for a particular product category, including our joint venture facility in China where substantially all of our golf shoes are manufactured and our facility in Thailand where we manufacture substantially all of our golf gloves. Because substantially all of our products are manufactured and assembled in and distributed from a few locations, our operations could be interrupted by events beyond our control, including:

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  power loss or network connectivity or telecommunications failure or downtime;

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  equipment failure;

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  human error or accidents;

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  sabotage or vandalism;

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  physical or electronic security breaches;

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  floods, fires, earthquakes, hurricanes, tornadoes, tsunamis or other natural disasters;

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  political unrest;

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  labor difficulties, including work stoppages or slowdowns;

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  water damage or water shortage;

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  government orders and regulations;

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  pandemics and other health and safety issues; and

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  terrorism.

        Our manufacturing, assembly and distribution capacity is also dependent on the performance of services by third parties, including vendors, landlords and transportation providers. If we encounter problems with our manufacturing, assembly and distribution facilities, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed, which could materially adversely affect our business, financial condition and results of operations. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our manufacturing, assembly and distribution facilities, such as the long-term loss of customers or an erosion of our brand image.

        Our manufacturing, assembly and distribution networks include computer processes, software and automated equipment that may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures.

Many of our raw materials or components of our products are provided by a sole or limited number of third-party suppliers and manufacturers.

        We rely on a sole or limited number of third-party suppliers and manufacturers for many of our raw materials and the components in our golf balls, golf clubs, golf gloves and certain of our other products. We also use specialized sources for certain of the raw materials used to make our golf gloves and other products, and these sources are limited to certain geographical locations. Furthermore, many of these materials are customized for us and some of our products require specially developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. If we were to experience any delay or interruption in such supplies, we may not be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to our business which could materially adversely affect our business, financial condition and results of operations.

A disruption in the operations of our suppliers could materially adversely affect our business, financial condition and results of operations.

        Our ability to continue to select reliable suppliers who provide timely deliveries of quality materials and components will impact our success in meeting customer demand for timely delivery of quality products. If we experience significantly increased demand, or if, for any reason, we need to replace an existing manufacturer or supplier, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any new supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, should we decide to transition existing manufacturing between third-party manufacturers or should we decide to transition existing in-house manufacturing to third-party manufacturers, the risk of such a problem could increase. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any material delays, interruption or increased costs in the supply of raw materials or components of our products could impact our ability to meet customer demand for our products which could materially adversely affect our business, financial condition and results of operations.

        In addition, there can be no assurance that our suppliers and manufacturers will continue to provide raw materials and components that are consistent with our standards and that comply with all applicable laws and regulations. We have occasionally received, and may in the future receive, shipments of supplies or components that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement supplies or components in a timely manner, we risk the loss of sales resulting from the inability to manufacture our products and could incur related increased administrative and shipping costs, and there also could be a negative impact to our brands, any of which could materially adversely affect our business, financial condition and results of operations.

        While we do not control our suppliers or their labor practices, negative publicity regarding the management of facilities by, production methods of or materials used by any of our suppliers could adversely affect our reputation which could materially adversely affect our business, financial condition and results of operations and may force us to locate alternative suppliers. In addition, our suppliers may not be well capitalized and they may not be able to fulfill their obligations to us or go out of business. Furthermore, the ability of third-party suppliers to timely deliver raw materials or components may be affected by events beyond their control, such as work stoppages or slowdowns, transportation issues, or significant weather and health conditions.

The cost of raw materials and components could affect our operating results.

        The materials and components used by us, our suppliers and our manufacturers involve raw materials, including polybutadiene, urethane and Surlyn for the manufacturing of our golf balls, titanium and steel for the assembly of our golf clubs, leather and synthetic fabrics for the manufacturing of our golf shoes, golf gloves, golf gear and golf apparel, and resin and other petroleum-based materials for a number of our products. Significant price fluctuations or shortages in such raw materials or components, including the costs to transport such materials or components of our products, the uncertainty of currency fluctuations against the U.S. dollar, increases in labor rates, and/or the introduction of new and expensive raw materials, could materially adversely affect our business, financial condition and results of operations.

Our operations are conducted worldwide and our results of operations are subject to currency transaction risk and currency translation risk that could materially adversely affect our business, financial condition and results of operations.

        For the years ended December 31, 2013, 2014 and 2015, 48%, 48% and 46%, respectively, of our net sales were generated outside of the United States by our non-U.S. subsidiaries. Substantially all of these net sales generated outside of the United States were generated in the applicable local currency, which include, but are not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. In contrast, substantially all of the purchases of inventory, raw materials or components by our non-U.S. subsidiaries are made in U.S. dollars. For the year ended December 31, 2015, approximately 87% of our cost of goods sold incurred by our non-U.S. subsidiaries were denominated in U.S. dollars. Because our non-U.S. subsidiaries incur substantially all of their cost of goods sold in currencies that are different from the currencies in which they generate substantially all of their sales, we are exposed to transaction risk attributable to fluctuations in such exchange rates, which can impact the gross profit of our non-U.S. subsidiaries. If the U.S. dollar strengthens against the applicable local currency, more local currency will be needed to purchase the same amount of cost of goods sold denominated in U.S. dollars, which could materially adversely affect our business, financial condition and results of operations.

        We have entered and expect to continue to enter into various foreign currency exchange contracts in an effort to protect against adverse changes in foreign exchange rates and attempt to minimize foreign currency transaction risk. Our hedging activities can reduce, but will not eliminate, the effects of foreign currency transaction risk on our financial results. The extent to which our hedging activities mitigate foreign currency transaction risks varies based upon many factors, including the amount of transactions being hedged. Other factors that could affect the effectiveness of our hedging activities include accuracy of sales forecasts, volatility of currency markets, the availability of hedging instruments and limitations on the duration of such hedging instruments. Since the hedging activities are designed to reduce volatility, they not only reduce the negative impact of a stronger U.S. dollar but could also reduce the positive impact of a weaker U.S. dollar. We are also exposed to credit risk from the counterparties to our hedging activities and market conditions could cause such counterparties to experience financial difficulties and, as a result, our efforts to hedge these exposures could prove unsuccessful and, furthermore, our ability to engage in additional hedging activities may decrease or become more costly.

        Because our consolidated accounts are reported in U.S. dollars, we are also exposed to currency translation risk when we translate the financial results of our consolidated non-U.S. subsidiaries from their local currency into U.S. dollars. For the years ended December 31, 2013, 2014 and 2015, 48%, 48% and 46%, respectively, of our sales were denominated in foreign currencies. In addition, excluding expenses related to our EAR Plan discussed below, for the years ended December 31, 2013, 2014 and 2015, 32%, 32% and 30%, respectively, of our operating expenses were denominated in foreign currencies (which amounts represent substantially all of the operating expenses incurred by our non-U.S. subsidiaries). Fluctuations in foreign currency exchange rates may positively or negatively affect our reported financial results and can significantly affect period-over-period comparisons. For example, our reported net sales in regions outside the United States for the 2014 and 2015 fiscal years and the six months ended June 30, 2016 were negatively affected by the translation of foreign currency sales into U.S. dollars based on 2014, 2015 and 2016 exchange rates, respectively. If this trend persists or if the U.S. dollar further strengthens against these currencies, it could materially adversely affect our business, financial condition and results of operations.

We may not successfully manage the frequent introduction of new products that satisfy changing consumer preferences, quality and regulatory standards.

        The golf equipment and golf wear industries are subject to constantly and rapidly changing consumer demands based, in large part, on performance benefits. Our golf ball and golf club products generally have launch cycles of two years, and our sales in a particular year are affected by when we launch such products. We generally introduce new product offerings and styles in our golf wear and gear businesses each year and at different times during the year. Factors driving these short product launch cycles include the rapid introduction of competitive products and consumer demands for the latest technology, style or fashion. In this marketplace, a substantial portion of our annual sales are generated each year by new products.

        These marketplace conditions raise a number of issues that we must successfully manage. For example, we must properly anticipate consumer preferences and design products that meet those preferences, while also complying with significant restrictions imposed by the Rules of Golf (see further discussion of the Rules of Golf below under "—Changes to the Rules of Golf with respect to equipment could materially adversely affect our business, financial condition and results of operations"), or our new products will not achieve sufficient market success to compensate for the usual decline in sales experienced by products already in the market. Second, our R&D and supply chain groups face constant pressures to design, develop, source and supply new products—many of which incorporate new or otherwise untested technology, suppliers or inputs—that perform better than their predecessors while maintaining quality control and the authenticity of our brands. Third, for new products to generate equivalent or greater sales than their predecessors, they must either maintain the same or higher sales levels with the same or higher pricing, or exceed the performance of their predecessors in one or both of those areas. Fourth, the relatively short window of opportunity for launching and selling new products requires great precision in forecasting demand and assuring that supplies are ready and delivered during the critical selling periods. Finally, the rapid changeover in products creates a need to monitor and manage the closeout of older products both at retail and in our own inventory. Should we not successfully manage the frequent introduction of new products that satisfy consumer demand, it could adversely affect our business, financial condition and results of operations.

We rely on technical innovation and high-quality products to compete in the market for our products.

        Technical innovation and quality control in the design and manufacturing process of our products is essential to our commercial success. R&D plays a key role in technical innovation. We rely upon experts in various fields to develop and test cutting edge performance products. While we strive to produce products that help to enhance performance and maximize comfort, if we fail to introduce technical innovation in our products, consumer demand for our products could decline, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems, any of which could materially adversely affect our business, financial condition and results of operations.

Changes to the Rules of Golf with respect to equipment could materially adversely affect our business, financial condition and results of operations.

        Golf's most regulated categories are golf balls and golf clubs. We seek to have our new golf ball and golf club products conform with the Rules of Golf published by the United States Golf Association, or the USGA and The Royal and Ancient Golf Club of St. Andrews, or The R&A, because these rules are generally followed by golfers, both professional and amateur, within their respective jurisdictions. The USGA publishes rules that are generally followed in the United States and Mexico, and The R&A publishes rules that are generally followed in most other countries throughout the world. However, the Rules of Golf as published by The R&A and the USGA are virtually the same and are intended to be so pursuant to a Joint Statement of Principles issued in 2001. The Rules of Golf set the guidelines and establish limitations for the design and performance of all golf balls and golf clubs.

        Many new regulations on golf balls and golf clubs have been introduced in the past 10 to 15 years, which we believe was one of the most active periods for golf equipment regulation in the history of golf. The USGA and R&A have historically regulated the size, weight, and initial velocity of golf balls. More recently, the USGA and R&A have specifically focused on regulating the overall distance of a golf ball. The USGA and R&A have also focused on golf club regulations, including limiting the size and spring-like effect of driver faces and club head moment of inertia. In the future, existing USGA and/or R&A rules may be altered in ways that adversely affect the sales of our current or future products. If a change in rules was adopted and caused one or more of our current or future products to be nonconforming, sales of such products would be impacted and we may not be able to adapt our products promptly to such rule change, which could materially adversely affect our business, financial condition and results of operations. In addition, changes in the Rules of Golf may result in an increase in the costs of materials that would need to be used to develop new products as well as an increase in the costs to design new products that conform to such rules.

Failure to adequately enforce and protect our intellectual property rights could materially adversely affect our business, financial condition and results of operations.

        We own numerous patents, trademarks, trade secrets, copyrights and other intellectual property and hold licenses to intellectual property owned by others, which in the aggregate are important to our business. We rely on a combination of patent, trademark, copyright and trade secret laws in our core geographic markets and other jurisdictions, to protect the innovations, brands, proprietary trade secrets and know-how related to certain aspects of our business. Certain of our intellectual property rights, such as patents, are time-limited, and the technology underlying our patents can be used by any third party, including competitors, once the applicable patent terms expire.

        We seek to protect our confidential proprietary information, in part, by entering into confidentiality and invention assignment agreements with our employees, consultants, contractors, suppliers and others. While these agreements are designed to protect our proprietary information, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We also seek to preserve the integrity and confidentiality of our proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If we are unable to prevent disclosure to third parties of our material proprietary and confidential know-how and trade secrets, our ability to establish or maintain a competitive advantage in our markets may be adversely affected.

        We selectively and strategically pursue patent and trademark protection in our core geographic markets, but our strategy has been to not perfect certain patent and trademark rights in some countries. For example, we focus primarily on securing patent protection in those countries where the majority of our golf ball and golf club industry production takes place. Accordingly, we may not be able to prevent others, including competitors, from practicing our patented inventions, including by manufacturing and selling competing products, in those countries where we have not obtained patent protection. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting, enforcing and defending our intellectual property outside of the United States. In some foreign countries, where intellectual property laws or law enforcement practices do not protect our intellectual property rights as fully as in the United States, third-party manufacturers may be able to manufacture and sell imitation products and diminish the value of our brands as well as infringe our rights, despite our efforts to prevent such activity.

        The golf ball and golf club industries, in particular, have been characterized by widespread imitation of popular ball and club designs. We have an active program of monitoring, investigating and enforcing our proprietary rights against companies and individuals who market or manufacture counterfeits and "knockoff" products. We assert our rights against infringers of our patents, trademarks, trade dress and copyrights. However, these efforts may be expensive, time-consuming, divert management's attention, and ultimately may not be successful in reducing sales of golf products by these infringers. The failure to prevent or limit such infringers or imitators could adversely affect our reputation and sales. Additionally, other golf ball and golf club manufacturers may be able to produce successful golf balls or golf clubs which imitate our designs without infringing any of our patents, trademarks, trade dress or copyrights, which could limit our ability to maintain a competitive advantage in our marketplace.

        If we fail to obtain enforceable patents, trademarks and trade secrets, fail to maintain our existing patent, trademark and trade secret rights, or fail to prevent substantial unauthorized use of our patent, trademark and trade secrets, we risk the loss of our intellectual property rights and competitive advantages we have developed, which may result in lost sales. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, patents and trade secrets or know-how, and we continuously evaluate the utility of our existing intellectual property and the new registration of additional trademarks and patents, as appropriate. However, we cannot guarantee that we will have adequate resources to continue to effectively establish, maintain and enforce our intellectual property rights. We also cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be registered during the registration process, third parties may seek to oppose, limit, or otherwise challenge these applications or registrations.

We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

        Our success depends in part on our ability to protect our trademarks, patents and trade secrets from unauthorized use by others. To counter infringement or unauthorized use, we may be required to file infringement or misappropriation claims, which can be expensive and time-consuming and could materially adversely affect our business, financial condition and results of operations, even if successful. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe or misappropriate their intellectual property rights or that we have engaged in anti-competitive conduct. Moreover, our involvement in litigation against third parties asserting infringement of our intellectual property rights presents some risk that our intellectual property rights could be challenged and invalidated. In addition, in an infringement proceeding, whether initiated by us or another party, a court may refuse to stop the other party in such infringement proceeding from using the technology or mark at issue on the grounds that our patents do not cover the technology in question or misuse our trade secrets or know-how. An adverse result in any litigation or defense proceedings, including proceedings at the patent and trademark offices, could put one or more of our patents or trademarks at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent or trademark applications at risk of not being issued as a registered patent or trademark, any of which could materially adversely affect our business, financial condition and results of operations.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could materially adversely affect the price of our common stock.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

        From time to time, third parties have challenged our patents, trademark rights and branding practices, or asserted intellectual property rights that relate to our products and product features. We cannot assure you that our actions taken to establish and protect our technology and brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their patents, trademarks or other proprietary rights. We may be required to defend such claims in the future, which, whether or not meritorious, could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

        If we are found to infringe a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such a third party in order to use the infringing technology and continue developing, manufacturing or marketing such technology. In such a case, license agreements may require us to pay royalties and other fees that could be significant, or we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, or to redesign or rename some of our products to avoid future infringement liability. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. Claims that we have misappropriated the confidential information or trade secrets of third parties could also materially adversely affect our business, financial condition and results of operations.

See also "—We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful." Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling certain of our products.

Recent changes to U.S. patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office could adversely affect our ability to protect our intellectual property.

        The Leahy-Smith America Invents Act, or the Leahy-Smith Act, which was adopted in September 2011, includes a number of significant changes to the U.S. patent laws, such as, among other things, changing from a "first to invent" to a "first inventor to file" system, establishing new procedures for challenging patents and establishing different methods for invalidating patents. The U.S. Patent and Trademark Office has recently implemented regulations relating to these changes, and the courts have yet to address many of the new provisions of the Leahy-Smith Act. Some of these changes or potential changes may not be advantageous to us, and it may become more difficult to obtain adequate patent protection or to enforce our patents against third parties. While we cannot predict the impact of the Leahy-Smith Act at this time, these changes or potential changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and adversely affect our ability to protect our intellectual property which could materially adversely affect our business, financial condition and results of operations.

We face intense competition in each of our markets and if we are unable to maintain a competitive advantage, loss of market share, sales or profitability may result.

        The markets for golf balls, clubs, gear and wear are highly competitive and there may be low barriers to entry in many of our markets. Pricing pressures, reduced profit margins or loss of market share or failure to grow in any of our markets, due to competition or otherwise, could materially adversely affect our business, financial condition and results of operations.

        We compete against large-scale global sports equipment and apparel players, Japanese industrials, as well as more specialized golf equipment and golf wear players, including Callaway, TaylorMade, Ping, Bridgestone, Nike, Adidas and Under Armour. Many of our competitors have significant competitive strengths, including long operating histories, a large and broad consumer base, established relationships with a broad set of suppliers and customers, an established regional or local presence, strong brand recognition and greater financial, R&D, marketing, distribution and other resources than we do. There are unique aspects to the competitive dynamic in each of our product categories and markets. We are not the market leader with respect to certain categories or in certain markets.

        Golf Balls.    The golf ball business is highly competitive. There are a number of well-established and well-financed competitors. We and our competitors continue to incur significant costs in the areas of R&D, advertising, marketing, tour and other promotional support to be competitive.

        Golf Clubs.    The golf club markets in which we compete are also highly competitive and are served by a number of well-established and well-financed companies with recognized brand names. New product introductions, price reductions, consignment sales, extended payment terms, "closeouts," including closeouts of products that were recently commercially successful, and significant tour and advertising spending by competitors continue to generate intense market competition and create market disruptions. Our competitors in the golf club market have in the past and may continue to introduce their products on an accelerated cycle which could lead to market disruption and impact sales of our products.

        Golf Gear.    The golf gear market is fragmented and served by a number of well-established and well-financed competitors as well as a number of smaller competitors. We face significant competition in every region with respect to each of our golf gear product categories.

        Golf Wear.    In the golf wear markets, we compete with a number of well-established and well-financed companies with recognized brand names. These competitors may have a large and broad consumer base, established relationships with a broad set of suppliers and customers, strong brand recognition and significant financial, R&D, marketing, distribution and other resources which may exceed our own.

        Our competitors may be able to create and maintain brand awareness and market share more quickly and effectively than we can. Our competitors may also be able to increase sales in new and existing markets faster than we do by emphasizing different distribution channels or through other methods, and many of our competitors have substantial resources to devote towards increasing sales. If we are unable to grow or maintain our competitive position in any of our product categories, it could materially adversely affect our business, financial condition and results of operations.

We may have limited opportunities for future growth in sales of golf balls, golf shoes and golf gloves.

        We already have a significant share of worldwide sales of golf balls, golf shoes and golf gloves and the golf industry is very competitive. As such, gaining incremental market share quickly or at all may be limited given the competitive nature of the golf industry and other challenges to the golf industry. In the future, the overall dollar volume of worldwide sales of golf equipment, wear and gear may not grow or may decline which could materially adversely affect our business, financial condition and results of operations.

A severe or prolonged economic downturn could adversely affect our customers' financial condition, their levels of business activity and their ability to pay trade obligations.

        We primarily sell our products to golf equipment retailers, such as on-course golf shops, golf specialty stores and other qualified retailers, directly and to foreign distributors. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from these customers. However, a severe or prolonged downturn in the general economy could adversely affect the retail golf equipment market which in turn would negatively impact the liquidity and cash flows of our customers, including the ability of such customers to obtain credit to finance purchases of our products and to pay their trade obligations. This could result in increased delinquent or uncollectible accounts for our customers as well as a decrease in orders for our products by such customers. A failure by our customers to pay on a timely basis a significant portion of outstanding account receivable balances or a decrease in orders from such customers could materially adversely affect our business, financial condition and results of operations.

A decrease in corporate spending on our custom logo golf balls could materially adversely affect our business, financial condition and results of operations.

        Custom imprinted golf balls, a majority of which are purchased by corporate customers, represented over 25% of our global net golf ball sales for the year ended December 31, 2015. There has long been a strong connection between the business community and golf but corporate spending on custom logoed balls has remained at lower levels since the financial crisis. If such corporate spending decreases further, it could impact the sales of our custom imprinted golf balls.

We depend on retailers and distributors to market and sell our products, and our failure to maintain and further develop our sales channels could materially adversely affect our business, financial condition and results of operations.

        We primarily sell our products through retailers and distributors and depend on these third-parties to market and sell our products to consumers. Any changes to our current mix of retailers and distributors could adversely affect our sales and could negatively affect both our brand image and our reputation. Our sales depend, in part, on retailers adequately displaying our products, including providing attractive space and merchandise displays in their stores, and training their sales personnel to sell our products. If our retailers and distributors are not successful in selling our products, our sales would decrease. Our retailers frequently offer products and services of our competitors in their stores. In addition, our success in growing our presence in existing and expanding into new international markets will depend on our ability to establish relationships with new retailers and distributors. If we do not maintain our relationship with existing retailers and distributors or develop relationships with new retailers and distributors our ability to sell our products would be negatively impacted.

        On a consolidated basis, no one customer that sells or distributes our products accounted for more than 10% of our consolidated net sales in each of the years ended 2013, 2014 and 2015. However, our top ten customers accounted for 21%, 21% and 22% of our consolidated net sales in the years ended December 31, 2013, 2014 and 2015, respectively. Accordingly, the loss of a small number of our large customers, or the reduction in business with one or more of these customers, could materially adversely affect our business, financial condition and results of operations. We do not currently have minimum purchase agreements with these large customers.

        On September 14, 2016, Golfsmith International Holdings LP, a specialty golf retailer and one of our largest customers in each of the years ended December 31, 2013, 2014, 2015 and the six months ended June 30, 2016, announced that (i) its U.S.-based business, Golfsmith International Holdings, Inc., or Golfsmith, which reportedly currently operates 109 stores in the United States, commenced a Chapter 11 case under Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware, or the Chapter 11 proceedings, and (ii) its Canada-based business, Golf Town Canada Inc., or Golf Town, which reportedly currently operates 55 stores in Canada, commenced creditor protection proceedings under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice (Commercial List).

        In connection with the Chapter 11 proceedings, Golfsmith (i) entered into a support agreement with certain of its secured creditors with respect to a recapitalization and restructuring transaction, (ii) announced that it would undertake an operational restructuring that will result in the closing of certain underperforming stores and the sale of excess inventory, (iii) reached agreement with its secured lenders to acquire the equity ownership of Golfsmith and (iv) announced that it will explore the potential for an alternative sale transaction. On October 6, 2016, the United States Bankruptcy Court approved certain procedures as well as a schedule for the proposed alternative sale, which procedures provide for (i) an auction of Golfsmith to take place on October 19, 2016 and (ii) a hearing by the United States Bankruptcy Court on October 31, 2016, to consider approval of a going concern sale transaction in the event that is the successful bid at the auction or on October 24, 2016 to consider approval of an alternative sale transaction if there is no successful bid for a going concern sale transaction.

        Golfsmith International Holdings LP also announced that, in addition to commencing creditor protection proceedings in Canada, it has entered into a definitive asset purchase agreement for the sale of its Golf Town business to an entity to be controlled by a purchaser group led by Fairfax Financial Holdings Limited and certain investment funds managed by Signature Global Asset Management, a division of CI Investments Inc., which sale is expected to close on October 31, 2016.

        We grant credit, generally without collateral, to our retailers and distributors, including Golfsmith. As a result of these proceedings, any receivables we have outstanding with Golfsmith International Holdings LP, which totaled $7.2 million as of the date of the filings, may be compromised. In addition, we may be the subject of avoidance actions with respect to payments received from Golfsmith International Holdings LP within a statutory period prior to the bankruptcy petition date. No such avoidance action has been filed to date, and may never be filed. We would vigorously defend any such avoidance actions, although the outcome of any such actions would be uncertain.

        We cannot predict the timing or the outcome of the Golfsmith International Holdings LP proceedings discussed above. These proceedings and the terms of any acquisition or alternative sale of Golfsmith may result in the closure of a significant number of Golfsmith's stores and a failure to complete such sale may result in the closure and liquidation of all of Golfsmith. It is expected that certain Golf Town stores will also be closed in connection with the proposed sale of Golf Town. We cannot predict the impact that the foregoing will have on us or the golf industry in general, and these matters may materially adversely affect our business, financial condition and results of operations, particularly during the fourth quarter of 2016 and calendar year 2017.

Consolidation of retailers or concentration of retail market share among a few retailers may increase and concentrate our credit risk, put pressure on our margins and impair our ability to sell products.

        The sporting goods and off-course golf equipment retail markets in some countries, including the United States, are dominated by a few large retailers. Certain of these retailers have in the past increased their market share and may continue to do so in the future by expanding through acquisitions and construction of additional stores. Industry consolidation and correction has occurred in recent years and additional consolidation and correction is possible. These situations may result in a concentration of our credit risk with respect to our sales to such retailers, and, if any of these retailers were to experience a shortage of liquidity or other financial difficulties, or file for bankruptcy or receivership protection, it would increase the risk that their outstanding payables to us may not be paid. This consolidation may also result in larger retailers gaining increased leverage which may impact our margins. In addition, increasing market share concentration among one or a few retailers in a particular country or region increases the risk that if any one of them substantially reduces their purchases of our products, we may be unable to find a sufficient number of other retail outlets for our products to sustain the same level of sales. Any reduction in sales by our retailers could materially adversely affect our business, financial condition and results of operations.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands we may be unable to sell our products.

        Our brands have worldwide recognition and our success depends on our ability to maintain and enhance our brand image and reputation. In particular, we believe that maintaining and enhancing the Titleist and FootJoy brands is critical to maintaining and expanding our customer base. Maintaining, promoting and enhancing our brands may require us to make substantial investments in areas such as product innovation, product quality, intellectual property protection, marketing and employee training, and these investments may not have the desired impact on our brand image and reputation. Our business could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of any of our brands is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine consumer confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. Also, as we seek to grow our presence in existing, and expand into new, geographic or product markets, consumers in these markets may not accept our brand image and may not be willing to pay a premium to purchase our products as compared to other brands. We anticipate that as our business continues to grow our presence in existing and expand into new markets, maintaining and enhancing our brands may become increasingly difficult and expensive. If we are unable to maintain or enhance the image of our brands, it could materially adversely affect our business, financial condition and results of operations.

Our business and results of operations are subject to seasonal fluctuations, which could result in fluctuations in our operating results and stock price.

        Our business is subject to seasonal fluctuations because golf is played primarily on a seasonal basis in most of the regions where we do business. In general, during the first quarter, we begin selling our products into the golf retail channel for the new golf season. This initial sell-in generally continues into the second quarter. Our second-quarter sales are significantly affected by the amount of sell-through, in particular the amount of higher value discretionary purchases made by customers, which drives the level of reorders of our products sold-in during the first quarter. Our third-quarter sales are generally dependent on reorder business, and are generally less than the second quarter as many retailers begin decreasing their inventory levels in anticipation of the end of the golf season. Our fourth-quarter sales are generally less than the other quarters due to the end of the golf season in many of our key markets, but can also be affected by key product launches, particularly golf clubs. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality affects sales in each of our reportable segments differently. In general, however, because of this seasonality, a majority of our sales and most of our profitability generally occurs during the first half of the year. Results of operations in any period should not be considered indicative of the results to be expected for any future period. The seasonality of our business could be exacerbated by the adverse effects of unusual or severe weather conditions as well as by severe weather conditions caused or exacerbated by climate change.

Our business and results of operations are also subject to fluctuations based on the timing of new product introductions.

        Our sales can also be affected by the launch timing of new products. Product introductions generally stimulate sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. Our varying product introduction cycles, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Cyclicality," may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

We have significant international operations and are exposed to risks associated with doing business globally.

        We sell and distribute our products directly in many key international markets in Europe, Asia, North America and elsewhere around the world. These activities have resulted and will continue to result in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, in the United States there are a limited number of suppliers of certain raw materials and components for our products as well as finished goods that we sell, and we have increasingly become more reliant on suppliers and vendors located outside of the United States. The operation of foreign distribution in our international markets, as well as the management of relationships with international suppliers and vendors, will continue to require the dedication of management and other resources. We also manufacture certain of our products outside of the United States, including some of our golf balls and substantially all of our golf gloves in Thailand and substantially all of our golf shoes through our joint venture in China.

        As a result of this international business, we are exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks discussed above under "—Our operations are conducted worldwide and our results of operations are subject to currency transaction risk and currency translation risk that could materially adversely affect our business, financial condition and results of operations," these risks include:

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  increased difficulty in protecting our intellectual property rights and trade secrets;

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  unexpected government action or changes in legal or regulatory requirements;

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  social, economic or political instability;

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  the effects of any anti-American sentiments on our brands or sales of our products;

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  increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery and anti-corruption laws, local and international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

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  increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for its foreign operations; and

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  increased exposure to interruptions in air carrier or ship services.

        Any violation of our policies or any applicable laws and regulations by our suppliers or manufacturers could interrupt or otherwise disrupt our sourcing, adversely affect our reputation or damage our brand image. While we do not control these suppliers or manufacturers or their labor practices, negative publicity regarding the management of facilities by, production methods of or materials used by any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources, which could materially adversely affect our business, financial condition and results of operations.

Failure to comply with laws, regulations and policies, including the FCPA or other applicable anti-corruption legislation, could result in fines, criminal penalties and materially adversely affect our business, financial condition and results of operations.

        A significant risk resulting from our global operations is compliance with a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering. The FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons. There has been an increase in anti-bribery law enforcement activity in recent years, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. We operate in parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures have protected or will always protect us from improper conduct of our employees or business partners. To the extent that we learn that any of our employees do not adhere to our internal control policies, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, and detecting, investigating and resolving actual or alleged violations can be expensive and require significant time and attention from senior management. Any violation of U.S. federal and state and non-U.S. laws, regulations and policies could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in the U.S. or other applicable jurisdictions. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be materially adversely affected if professional golfers do not endorse or use our products.

        We establish relationships with professional golfers in order to use, validate and promote Titleist and FootJoy branded products. We have entered into endorsement arrangements with members of the various professional tours, including the PGA Tour, the Champions Tour, the LPGA Tour, the European PGA Tour, the Japan Tour and the Korean Tour. We believe that professional usage of our products validates the performance and quality of our products and contributes to retail sales. We therefore spend a significant amount of money to secure professional usage of our products. Many other companies, however, also aggressively seek the patronage of these professionals and offer many inducements, including significant cash incentives and specially designed products. There is a great deal of competition to secure the representation of tour professionals. As a result, it is expensive to attract and retain such tour professionals and we may lose the endorsement of these individuals, even prior to the expiration of the applicable contract term. The inducements offered by other companies could result in a decrease in usage of our products by professional golfers or limit our ability to attract other tour professionals. A decline in the level of professional usage of our products, or a significant increase in the cost to attract or retain endorsers, could materially adversely affect our business, financial condition and results of operations.

The value of our brands and sales of our products could be diminished if we, the golfers who use our products or the golf industry in general are associated with negative publicity.

        We sponsor a variety of golfers and feature those golfers in our advertising and marketing materials. We establish these relationships to develop, evaluate and promote our products, as well as establish product authenticity with consumers. Actions taken by golfers or tours associated with our products that harm the reputations of those golfers could also harm our brand image and impact our sales. We may also select golfers who may not perform at expected levels or who are not sufficiently marketable. If we are unable in the future to secure prominent golfers and arrange golfer endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective or may result in additional costs.

If we inaccurately forecast demand for our products, we may manufacture insufficient quantities, which could materially adversely affect our business, financial condition and results of operations.

        To reduce purchasing costs and ensure supply, we place orders with our suppliers in advance of the time period we expect to deliver our products. In addition, we plan our manufacturing capacity based upon the forecasted demand for our products. Forecasting the demand for our products is very difficult given the number of SKUs we offer and the amount of specification involved in each of our product categories. For example, in our golf shoe business, we offer a large variety of models as well as different styles and sizes for each model, including over 2,400 SKUs available for men in the United States alone. The nature of our business makes it difficult to adjust quickly our manufacturing capacity if actual demand for our products exceeds or is less than forecasted demand. Factors that could affect our ability to accurately forecast demand for our products include, among others:

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  changes in consumer demand for our products or the products of our competitors;

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  new product introductions by us or our competitors;

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  failure to accurately forecast consumer acceptance of our products;

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  failure to anticipate consumer acceptance of new technologies;

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  inability to realize revenues from booking orders;

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  negative publicity associated with tours or golfers we endorse;

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  unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

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  weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

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  terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of products and raw materials;

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  abnormal weather pattern or extreme weather conditions including hurricanes, floods and droughts, among others, which may disrupt economic activity; and

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  general economic conditions.

        If actual demand for our products exceeds the forecasted demand, we may not be able to produce sufficient quantities of new products in time to fulfill actual demand, which could limit our sales.

        Any inventory levels in excess of consumer demand may result in inventory write-downs and/or the sale of excess inventory at discounted prices.

We may experience a disruption in the service, or a significant increase in the cost, of our primary delivery and shipping services for our products and component parts or a significant disruption at shipping ports.

        We use FedEx Corporation, or FedEx, for substantially all ground shipments of products to our U.S. customers. We use ocean shipping services and air carriers for most of our international shipments of products. Furthermore, many of the components we use to manufacture and assemble our products are shipped to us via ocean shipping and air carrier. If there is any significant interruption in service by such providers or at shipping ports or airports, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products or components in a timely and cost-efficient manner. As a result, we could experience manufacturing delays, increased manufacturing and shipping costs, and lost sales as a result of missed delivery deadlines and product introduction and demand cycles. Any significant interruption in FedEx services, ship services, at shipping ports or air carrier services could materially adversely affect our business, financial condition and results of operations. Furthermore, if the cost of delivery or shipping services were to increase significantly and the additional costs could not be covered by product pricing it could materially adversely affect our business, financial condition and results of operations.

We rely on complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operation, including a breach in cyber security, our business, financial condition and results of operations could be materially adversely affected.

        All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from:

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  earthquake, fire, flood, hurricane and other natural disasters;

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  power loss, computer systems failure, Internet and telecommunications or data network failure; and

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  hackers, computer viruses, unauthorized access, software bugs or glitches.

        Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected would disrupt our business, which may result in decreased sales, increased overhead costs, excess inventory or product shortages which could materially adversely effect our business, financial condition and results of operations.

Cybersecurity risks could disrupt our operations and negatively impact our reputation.

        There is growing concern over the security of personal and corporate information transmitted over the Internet, consumer identity theft and user privacy due to increasingly diverse and sophisticated threats to network, systems and data security. While we have implemented security measures, our computer systems may be susceptible to electronic or physical computer break-ins, viruses and other disruptions and security breaches. Any perceived or actual unauthorized or inadvertent disclosure of personally-identifiable information regarding visitors to our websites or otherwise or other breach or theft of the information we control, whether through a breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract website visitors, or subject us to claims or litigation and require us to repair damages suffered by consumers, and materially adversely affect our business, financial condition and results of operations.

If the technology-based systems that give consumers the ability to shop with us online do not function effectively, our ability to grow our eCommerce business globally could be adversely affected.

        We are increasingly using websites and social media to interact with consumers and as a means to enhance their experience with our products, including through Vokey.com and ScottyCameron.com. In addition, we launched our FootJoy eCommerce initiative in the first quarter of 2016. In our eCommerce services, we process, store and transmit customer data. We also collect consumer data through certain marketing activities. Failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors' technology and systems, could expose us or consumers to a risk of loss or misuse of such information, result in litigation or potential liability for us and otherwise materially adversely affect our business, financial condition and results of operations. Further, our eCommerce business is subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, eCommerce and electronic devices. Existing and future laws and regulations, or new interpretations of these laws, may adversely affect our ability to conduct our eCommerce business.

        Any failure on our part to provide private, secure, attractive, effective, reliable, user-friendly eCommerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of eCommerce and other sales, harm our reputation with consumers, have an adverse impact on the growth of our eCommerce business globally and could materially adversely affect our business, financial condition and results of operations.

        Risks specific to our eCommerce business also include diversion of sales from our trade partners' brick and mortar stores, difficulty in recreating the in-store experience through direct channels and liability for online content. Our failure to successfully respond to these risks might adversely affect sales in our eCommerce business, as well as damage our reputation and brands.

Our business could be harmed by the occurrence of natural disasters or pandemic diseases.

        The occurrence of a natural disaster, such as an earthquake, tsunami, fire, flood or hurricane, or the outbreak of a pandemic disease, could materially adversely affect our business, financial condition and results of operations. A natural disaster or a pandemic disease could adversely affect both the demand for our products as well as the supply of the raw materials or components used to make our products. Demand for golf products also could be negatively affected as consumers in the affected regions restrict their recreational activities and discretionary spending and as tourism to those areas declines. If our suppliers experience a significant disruption in their business as a result of a natural disaster or pandemic disease, our ability to obtain the necessary raw materials or components to make products could be materially adversely affected. In addition, the occurrence of a natural disaster or the outbreak of a pandemic disease generally restricts travel to and from the affected areas, making it more difficult in general to manage our global operations.

Goodwill and identifiable intangible assets represent a significant portion of our total assets and any impairment of these assets could negatively impact our results of operations and shareholders' equity.

        Our goodwill and identifiable intangible assets, which consist of goodwill from acquisitions, trademarks, patents, completed technology, customer relationships, licensing fees, and other intangible assets, represented 38.6% of our total assets as of December 31, 2015.

        Accounting rules require the evaluation of our goodwill and intangible assets with indefinite lives for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Such indicators include a significant adverse change in customer demand or business climate that could affect the value of an asset; general economic conditions, such as increasing Treasury rates or unexpected changes in gross domestic product growth; a change in our market shares; budget-to-actual performance and consistency of operations margins and capital expenditures; a product recall or an adverse action or assessment by a regulator; or changes in management or key personnel.

        To test goodwill for impairment, we perform a two-step test. The first step is a comparison of each reporting unit's fair value to its carrying value. We estimate the reporting unit's fair value by estimating the future cash flows of the reporting units to which the goodwill relates, and then discount the future cash flows at a market-participant-derived weighted average cost of capital. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment. If the carrying value of a reporting unit exceeds its estimated fair value in the first step, a second step is performed, which requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit's net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. If the implied fair value of the goodwill is less than the book value, goodwill is impaired and is written down to the implied fair value amount.

        To test our other indefinite-lived assets for impairment, which consist of our trade names, we determine the fair value of our trade names using the relief-from-royalty method, which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. If in conducting an impairment evaluation we determine that the carrying value of an asset exceeded its fair value, we would be required to record a non-cash impairment charge for the difference between the carrying value and the fair value of the asset. If a significant amount of our goodwill and identifiable intangible assets were deemed to be impaired, our business, financial condition and results of operations could be materially adversely affected.

Our current senior management team and other key employees are critical to our success and if we are unable to attract and/or retain key employees and hire qualified management, technical and manufacturing personnel, our ability to compete could be harmed.

        Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, which averages over 20 years with us, and our other key employees. Our executives are experienced and highly qualified with strong reputations and relationships in the golf industry, and we believe that our management team enables us to pursue our strategic goals. Our other key sales, marketing, R&D, manufacturing, intellectual property protection and support personnel are also critical to the success of our business. The loss of the services of any of our senior management team or other key employees could disrupt our operations and delay the development and introduction of our products which could materially adversely affect our business, financial condition and results of operations. We do not have employment agreements with any of the members of our senior management team. In addition, we do not have "key person" life insurance policies covering any of our officers or other key employees.

        Our former President of Titleist Golf Balls retired effective February 29, 2016. This role has been assumed by a new President of Titleist Golf Balls who has worked at Acushnet Company since 1987. Our former President of Titleist Golf Clubs retired effective April 30, 2016. This role has been assumed by a new President of Titleist Golf Clubs who has worked at Acushnet Company since 1993. Our former President of FootJoy is expected to retire effective as of December 31, 2016. This role was assumed by a new President of FootJoy beginning on August 1, 2016. See "Management."

        Our future success depends upon our ability to attract and retain our executive officers and other key sales, marketing, R&D, manufacturing, intellectual property protection and support personnel and any failure to do so could materially adversely affect our business, financial condition and results of operations.

        Additionally, we compete with many mature and prosperous companies that have far greater financial resources than we do and thus can offer current or perspective employees more lucrative compensation packages than we can.

Sales of our products by unauthorized retailers or distributors could adversely affect our authorized distribution channels and harm our reputation.

        Some of our products find their way to unauthorized outlets or distribution channels. This "gray market" for our products can undermine authorized retailers and foreign wholesale distributors who promote and support our products, and can injure the image of our company in the minds of our customers and consumers. While we have taken some lawful steps to limit commerce of our products in the "gray market" in both the United States and abroad, we have not been successful in halting such commerce.

International political instability and terrorist activities may decrease demand for our products and disrupt our business.

        Terrorist activities and armed conflicts could have an adverse effect upon the United States or worldwide economy and could cause decreased demand for our products. If such events disrupt domestic or international air, ground or sea shipments, or the operation of our suppliers or our manufacturing facilities, our ability to obtain the materials necessary to manufacture products and to deliver customer orders would be harmed, which could materially adversely affect our business, financial condition and results of operations. Such events can negatively impact tourism, which could adversely affect our sales to retailers at resorts and other vacation destinations. In addition, the occurrence of political instability and/or terrorist activities generally restricts travel to and from the affected areas, making it more difficult in general to manage our global operations.

We may not be successful in our efforts to grow our presence in existing international markets and expand into additional international markets.

        We intend to grow our presence in and continue to expand into select international markets where there are the necessary and sufficient conditions in place to support such expansion. These growth and expansion plans will require significant management attention and resources and may be unsuccessful. In addition, to achieve satisfactory performance in international locations, it may be necessary to locate physical facilities, such as regional offices, in the foreign market and to hire employees who are familiar with such foreign markets while also being qualified to market our products. We may not be successful in growing our presence in or expanding into any such international markets or in generating sales from such foreign operations.

        We have historically grown our business by expanding into additional international markets, but such growth does not always work out as anticipated and there is no assurance that we will be successful in the existing international markets where we are currently seeking to grow our presence, including China, or the new international markets we plan to enter. Our business, financial condition and results of operations could be materially adversely affected if we do not achieve the international growth that we are anticipating.

We are exposed to a number of different tax uncertainties, including potential changes in tax laws, unanticipated tax liabilities and limitations on utilization of tax attributes after any change of control, which could materially adversely affect our business, financial condition and results of operations.

        We earn a substantial portion of our net sales in foreign countries, and are subject to the tax laws of those jurisdictions. Tax laws affecting international operations are complex and subject to change. Current economic and political conditions make tax rules in any jurisdiction, including the U.S., subject to significant change. There have been proposals to reform U.S. and foreign tax laws that could significantly impact how U.S. multinational corporations are taxed on foreign earnings. Although we cannot predict whether or in what form these proposals will pass, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Transactions that we have arranged in light of current tax rules could have adverse consequences if tax rules change, and changes in tax rules or imposition of any new or increased tariffs, duties and taxes could materially adversely affect our business, financial condition and results of operations.

        Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, the outcome of income tax audits in various jurisdictions around the world and any repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes.

        Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as foreign tax credits and research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" generally occurs if there is a cumulative change in the Company's ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may experience an ownership change in the future as a result of this issuance or future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use pre-change net operating loss carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income and taxes may be subject to limitations.

        We are engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that these transactions reflect the accurate economic allocation of profit and that the proper transfer pricing documentation is in place, the profit allocation and transfer pricing terms and conditions may be scrutinized by local tax authorities during an audit and any resulting changes may impact our mix of earnings in countries with differing statutory tax rates.

        We are also subject to the audit or examination of our tax returns by the Internal Revenue Service and other tax authorities whereby tax authorities could impose additional tariffs, duties, taxes, penalties and interest on us. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable and our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements and our financial results for the period or periods for which the applicable final determinations are made.

        Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings that expire in whole or in part from time to time. These tax holidays and rulings may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays and rulings are not extended, or if we fail to satisfy the conditions of the reduced tax rate, then our effective tax rate would increase in the future.

        Changes to the overall international tax environment, as well as changes to some of the tax laws of the foreign jurisdictions in which we operate, are expected as a result of the Base Erosion and Profit Shifting project, or BEPS, being undertaken by the Organisation for Economic Co-operation and Development, or OECD. The OECD, which represents a coalition of member countries that encompass many of the jurisdictions in which we operate, has promulgated recommended changes to numerous long standing international tax principles through its BEPS project. It is expected that jurisdictions in which we do business will react to the BEPS initiative by enacting tax legislation, and our business could be materially impacted. It is also expected that our existing transfer pricing arrangements need to be reviewed and possibly adjusted to reflect the principles enumerated in the BEPS project.

Our insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

        We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We carry various types of insurance, including general liability, auto liability, workers' compensation and excess umbrella, from highly rated insurance carriers on all of our properties. We believe that the policy specifications and insured limits are adequate for foreseeable losses with terms and conditions that are reasonable and customary for similar businesses and are within industry standards. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain in the future or restrict our ability to buy insurance coverage at reasonable rates. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any deductible and/or self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks.

        In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to compensate us for the losses we incur or any costs we are responsible for. In addition, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption would be adequate and the deductibles for such insurance may be high. These losses, if they occur, could materially adversely affect our business, financial condition and results of operations.

We are subject to product liability, warranty and recall claims, and our insurance coverage may not cover such claims.

        Our products expose us to warranty claims and product liability claims in the event that products manufactured, sold or designed by us actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage. Further, we or one or more of our suppliers might not adhere to product safety requirements or quality control standards, and products may be shipped to retail partners before the issue is identified. In the event that this occurs, we may have to recall our products to address performance, compliance, or other safety related issues. The financial costs we may incur in connection with these recalls typically would include the cost of the product being replaced or repaired and associated labor and administrative costs and, if applicable, governmental fines and/or penalties.

        Product recalls can harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the performance, quality, safety or reliability of our products. Substantial costs incurred or lost sales caused by future product recalls could materially adversely affect our business, financial condition and results of operations. Conversely, not issuing a recall or not issuing a recall on a timely basis can harm our reputation and cause us to lose customers for the same reasons as expressed above. Product recalls, withdrawals, repairs or replacements may also increase the amount of competition that we face.

        We vigorously defend or attempt to settle all product liability cases brought against us. However, there is no assurance that we can successfully defend or settle all such cases. We believe that we are not currently subject to any material product liability claims not covered by insurance or vendor indemnity, although the ultimate outcome of these and future claims cannot presently be determined. Because product liability claims are part of the ordinary course of our business, we maintain product liability insurance which we currently believe is adequate. Our insurance policies provide coverage against claims resulting from alleged injuries arising from our products sustained during the respective policy periods, subject to policy terms and conditions. We believe the insurance will be renewed on substantially similar terms upon its expiry but there can be no assurance that this coverage will be renewed or otherwise remain available in the future, that our insurers will be financially viable when payment of a claim is required, that the cost of such insurance will not increase, or that this insurance will ultimately prove to be adequate under our various policies. Furthermore, future rate increases might make insurance uneconomical for us to maintain. These potential insurance problems or any adverse outcome in any liability suit could create increased expenses which could harm our business. We are unable to predict the nature of product liability claims that may be made against us in the future with respect to injuries, diseases or other illnesses resulting from the use of our products or the materials incorporated in our products.

        With regard to warranty claims, our actual product warranty obligations could materially differ from historical rates which would oblige us to revise our estimated warranty liability accordingly. Adverse determinations of material product liability and warranty claims made against us could materially adversely affect our business, financial condition and results of operations and could harm the reputation of our brands.

We may be subject to litigation and other regulatory proceedings which may result in the expense of time and resources and could materially adversely affect our business, financial condition and results of operations.

        We may be involved in lawsuits and regulatory actions relating to our business, including those relating to intellectual property, antitrust, commercial and employment matters. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the likelihood of such lawsuits or regulatory proceedings occurring or the ultimate outcome of any such proceedings. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations. In addition, any such proceeding, regardless of its merits, could divert management's attention from our operations and result in substantial legal fees.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

        Our properties and operations are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination and employee health and safety. Our failure to comply with such environmental, health and safety laws and regulations could result in substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

        We may also be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, even if such contamination was not caused by us, and we may face claims alleging harm to health or property or natural resource damages arising out of contamination or exposure to hazardous substances. We may also be subject to similar liabilities and claims in connection with locations at which hazardous substances or wastes we have generated have been stored, treated, otherwise managed, or disposed.

        We use certain substances and generate certain wastes that may be deemed hazardous or toxic under environmental laws, and we from time to time have incurred, and in the future may incur, costs related to cleaning up contamination resulting from historic uses of certain of our current or former properties or our treatment, storage or disposal of wastes at facilities owned by others. The costs of investigation, remediation or removal of such materials may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use, transfer or obtain financing regarding our property. Liability in many situations may be imposed not only without regard to fault, but may also be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire amount.

        Environmental conditions at or related to our current or former properties or operations, and/or the costs of complying with current or future environmental, health and safety requirements (which have become more stringent and complex over time) could materially adversely affect our business, financial condition and results of operations.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our common stock.

        We may need to raise additional funds through public or private debt or equity financings in order to:

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  fund ongoing operations;

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  take advantage of opportunities, including expansion of our business or the acquisition of complementary products, technologies or businesses;

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  develop new products; or

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  respond to competitive pressures.

        Any additional capital raised through the sale of equity or securities convertible into equity will dilute the percentage ownership of holders of our common stock. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all, especially during periods of adverse economic conditions, which could make it more difficult or impossible for us to obtain funding for the operation of our business, for making additional investments in product development and for repaying outstanding indebtedness. Our failure to obtain additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our financial condition and results of operations could be adversely affected.

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus and in our consolidated financial statements included herein. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for doubtful accounts, inventory reserves, impairment of goodwill, indefinite-lived and long-lived assets, pension and other post-retirement benefits, product warranty, valuation allowances for deferred tax assets, valuation of common stock warrants, and share-based compensation. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

        Following the closing of the Refinancing and the conversion of all of our Convertible Notes prior to the closing of this offering, we will continue to be highly leveraged. As of June 30, 2016, on a pro forma basis after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering, we would have had $454.9 million of indebtedness, and on a pro forma as adjusted basis after giving further effect to (i) the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016, and (ii) the Refinancing, we would have had $424.1 million of indebtedness. In addition, as of June 30, 2016, on a pro forma as adjusted basis, we would have had $227.1 million of availability under our new revolving credit facility after giving effect to $7.8 million of outstanding letters of credit and we would have had $64.0 million available under our local credit facilities that will remain outstanding after the Refinancing. On July 29, 2016, we borrowed amounts under our new revolving credit facility to fund in part the payment of (i) accrued and unpaid interest on our 7.5% bonds due 2021 to, but not including, July 29, 2016, (ii) accrued and unpaid interest on our Convertible Notes to, but not including, August 1, 2016 and (iii) accrued and unpaid dividends on our Convertible Preferred Stock to, but not including, August 1, 2016. We may borrow additional amounts under our new revolving credit facility in connection with the payment of (i) the remaining accrued and unpaid interest on our Convertible Notes, (ii) the remaining accrued and unpaid dividends on our Convertible Preferred Stock and (iii) our remaining fees and expenses related to this offering. Until July 28, 2017, the commitments under the new delayed draw term loan A facility in the amount of up to $100.0 million will be available to make payments in connection with the final payout of the outstanding EARs under the EAR Plan, which would increase our leverage further. Our high degree of leverage following the closing of this offering could have important consequences for us, including:

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  requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, product development, acquisitions, general corporate and other purposes;

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  increasing our vulnerability to adverse economic, industry, or competitive developments;

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  exposing us to the risk of increased interest rates because substantially all of our borrowings are at variable rates of interest;

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  making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial maintenance covenants and restrictive covenants, could result in an event of default under the agreements governing our indebtedness;

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  restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

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  limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

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  limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

        Our total interest expense, net was $68.1 million, $63.5 million, $60.3 million and $30.5 million and $28.4 million for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively, our pro forma total interest expense for the year ended December 31, 2015 and the six months ended June 30, 2016 after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering would have been $33.1 million and $14.8 million, respectively, and our pro forma as adjusted total interest expense for the year ended December 31, 2015 and the six months ended June 30, 2016 after giving further effect to the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016, and the Refinancing would have been $16.7 million and $9.0 million, respectively. Following the closing of the Refinancing and this offering, substantially all of our indebtedness will be floating rate debt.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

        Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are unable to generate sufficient cash flows to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations, or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at a higher interest rate, and the terms of our existing or future debt arrangements may restrict us from affecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial.

Our credit agreements contain restrictions that limit our flexibility in operating our business.

        The agreements governing our outstanding indebtedness contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit the ability of our subsidiaries to, among other things:

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  incur, assume, or permit to exist additional indebtedness or guarantees;

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  incur liens;

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  make investments and loans;

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  pay dividends, make payments, or redeem or repurchase capital stock;

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  engage in mergers, liquidations, dissolutions, asset sales, and other dispositions (including sale leaseback transactions);

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  amend or otherwise alter terms of certain indebtedness or certain other agreements;

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  enter into agreements limiting subsidiary distributions or containing negative pledge clauses;

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  engage in certain transactions with affiliates;

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  alter the nature of the business that we conduct;

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  change our fiscal year or accounting practices; or

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  enter into a transaction or series of transactions that constitutes a change of control.

        The new credit agreement covenants also restrict the ability of Acushnet Holdings Corp. to engage in certain mergers or consolidations or engage in any activities other than permitted activities. A breach of any of these covenants, among others, could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of our new secured credit facility, following any applicable cure period, would permit the lenders thereunder to, among other things, declare the principal, accrued interest and other obligations thereunder to be immediately due and payable and declare the commitment of each lender thereunder to make loans and issue letters of credit to be terminated.

We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

        We may enter into pay-fixed interest rate swaps to limit our exposure to changes in variable interest rates. Such instruments may result in economic losses should interest rates decline to a point lower than our fixed rate commitments. We will be exposed to credit-related losses, which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps.

Risks Related to the Shareholder Transaction and the Magnus Term Loan

Fila Korea and Magnus will have obligations under the Magnus Term Loan, and Fila Korea and/or Magnus may have obligations under any equity or debt used to refinance the Magnus Term Loan, that may be satisfied by a sale, foreclosure, liquidation or other transfer of our common stock, which could materially decrease the market value of our common stock and may result in a change of control of our company.

        After giving effect to the Shareholder Transaction, shares of our common stock will be the only assets owned by Magnus. Unless refinanced on or prior to maturity, the Magnus Term Loan will mature on October 28, 2017. There are currently no arrangements or agreements in place with respect to any potential financing that may be necessary in connection with the payment of amounts due on the Magnus Term Loan at maturity. The Magnus Term Loan will be secured by a pledge on all of our common stock owned by Magnus, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's credit facility, which will equal 48.1% of our outstanding common stock. Following the repayment of the Magnus Term Loan, Magnus may pledge all or a portion of our common stock that Magnus owns to secure any debt incurred in connection with the refinancing of the Magnus Term Loan or otherwise. If Fila Korea or Magnus are unable to raise the funds to pay the amounts due on the Magnus Term Loan at maturity (or an earlier date if subject to acceleration) on acceptable terms or at all, or if Fila Korea or Magnus are unable to meet their obligations under any debt used to refinance the Magnus Term Loan, the Magnus Lenders, or lenders of such debt, can foreclose on the pledged shares of our common stock.

        In addition, it is expected that a portion of the interest payments on the Magnus Term Loan, and potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Term Loan, will be funded using proceeds from dividends, if any, received on our common stock. See "Dividend Policy." There can be no assurance that we will be able to make such dividend payments on our common stock. See "Risks Related to this Offering and Ownership of Our Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness and other factors could limit our ability to pay dividends on our common stock." There can be no assurance that Magnus will be able to make the interest payments on the Magnus Term Loan, or any potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Term Loan. If Magnus is unable to pay interest on the Magnus Term Loan on an interest payment date, the principal and accrued interest on the Magnus Term Loan becomes automatically due and payable. At maturity (or an earlier date if subject to acceleration), Magnus will be required to raise additional funds to pay the additional amounts of interest incurred, which it may be unable to do. There may be similar obligations under any financing used to refinance the Magnus Term Loan.

        If Fila Korea or Magnus are unable to raise the funds necessary to pay the amount owed on the Magnus Term Loan at maturity (or an earlier date if subject to acceleration) and the Magnus Lenders foreclose on the pledged shares of our common stock pursuant to the terms of the Magnus Term Loan, any such foreclosure may be undertaken in accordance with Korean law and may result, under certain circumstances, in the sale or other transfer of 48.1% of our common stock, which equals all of the shares pledged by Magnus to the Magnus Lenders. See "—The creditor and insolvency laws of Korea are different from U.S. laws and the outcome of any foreclosure, liquidation, bankruptcy or other restructuring proceeding may be unpredictable." Any such sale could have a significant impact on our shareholding structure and our corporate governance and could materially decrease the market price of shares of our common stock. In addition, the perception that such a sale could occur could materially depress the market price of shares of our common stock. See "Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our common stock to decline." Any such sale would be subject to the lock-up restrictions as described in "Underwriting—Lock-up Agreements." There may be similar obligations under any financing used to refinance the Magnus Term Loan and failure to satisfy such obligations could result in the same consequences as discussed above.

        In addition, prior to any foreclosure, Fila Korea may decide to sell or otherwise transfer all, or a significant portion, of our common stock owned by Magnus in order to meet the obligations of Magnus under the Magnus Term Loan or any future financing. Any such sale, or the perception that such a sale could occur, could have a significant impact on our shareholding structure and our corporate governance and could materially decrease the market price of shares of our common stock. In connection with this offering, we expect to enter into a registration rights agreement with Magnus and the Financial Investors. The Magnus Lenders will assume Magnus' rights under the registration rights agreement in the event of a foreclosure or other transfer of the pledged shares of our common stock pursuant to the Magnus Term Loan. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        Any of the potential sales, foreclosures, liquidations or other transfers of our common stock discussed above may result in a change of control under certain outstanding agreements, including as a result of the acquisition of a significant portion of our common stock by any individual, entity or group, which could result in a default under such agreements. Under the new credit agreement, it is a change of control if any person (other than certain permitted parties, including Fila) becomes the beneficial owner of 35% or more of our outstanding common stock. In the event of a foreclosure on the pledged shares of our common stock under the Magnus Term Loan, if, in the reasonable opinion of the Magnus Lenders, foreclosure of 35% of our outstanding common stock less one share of our common stock, or the Foreclosure Threshold Amount, will be sufficient to fully satisfy the principal and interest of the Magnus Loan, only the Foreclosure Threshold Amount will be permitted for such foreclosure. If the Foreclosure Threshold Amount is insufficient to fully satisfy the principal and interest of the Magnus Loan, there will be no limitation on the amount of our pledged shares of common stock that may be foreclosed. As a result, if the Magnus Lenders or a third party were to acquire beneficial ownership of 35% or more of our outstanding common stock pursuant to an event of default under the Magnus Term Loan, it would result in a change of control under the new credit agreement, which is an event of default that could result in the acceleration of all outstanding indebtedness and the termination of all commitments under the new credit agreement and would allow the lenders under the new credit agreement to enforce their rights with respect to the collateral granted by us, including the stock of our subsidiary, Acushnet Company. Upon the exercise of such rights, it is uncertain whether we and our subsidiary, Acushnet Company, would be able to refinance the indebtedness and replace the commitments under the new credit agreement on comparable terms or at all. If we are unable to refinance the new credit agreement, we may need to dispose of assets or operations or issue equity to obtain necessary funds to repay the outstanding indebtedness under the new credit agreement. The resulting impairment of our liquidity position could also materially depress our stock price. In addition, a change of control under our outstanding equity award agreements and other employment arrangements may result in the vesting of outstanding equity awards and the acceleration of benefits or other payments under certain employment arrangements. A change of control may also result in a default or other negative consequence under our other outstanding agreements or instruments. See "Description of Indebtedness."

        Magnus' ability to pay the amount owed on, or to refinance, the Magnus Term Loan prior to maturity may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. We cannot assure you that future borrowings or equity financing will be available for the payment or refinancing of the Magnus Term Loan by Magnus. If Magnus is unable to pay the amount owed on, or to refinance, the Magnus Term Loan prior to maturity, it could have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock. In addition, any inability by Magnus to take affirmative steps to refinance the Magnus Term Loan as the maturity date nears could also have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

Upon the closing of this offering and after giving effect to the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control us and their interests, and the interests of the Magnus Lenders, may conflict with yours in the future.

        Upon the closing of this offering and after giving effect to the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will beneficially own approximately 53.1% of our common stock. Fila Korea will be able to control the election and removal of our directors and thereby determine, among other things, the payment of dividends, our corporate and management policies, including potential mergers or acquisitions or asset sales, amendment of our amended and restated certificate of incorporation or amended and restated bylaws, and other significant corporate transactions for so long as Magnus retains significant ownership of us. So long as Magnus continues to own a significant amount of our voting power, even if such amount is less than 50%, Fila Korea will continue to be able to strongly influence or effectively control our decisions. The interests of Fila Korea may not coincide with the interests of other holders of our common stock.

        By controlling the election and removal of our directors, Fila Korea will also be able to determine the payment of dividends on our common stock. In light of its interest obligations under the Magnus Term Loan, and potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Term Loan, Magnus may cause us to pay dividends on our common stock at times or in amounts that may not be in the best interest of us or other holders of our common stock. See "Risks Related to this Offering and Ownership of our Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness and other factors could limit our ability to pay dividends on our common stock."

        In the ordinary course of its business activities, Fila Korea and its affiliates may engage in activities where their interests conflict with our interests or those of our shareholders. Except as may be limited by applicable law, Fila Korea and its affiliates will not have any duty to refrain from competing directly with us or engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Fila Korea and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, Fila Korea and its affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

        In addition, the concentration of our ownership in Magnus may delay, deter or prevent possible changes in control of the company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us, which may reduce the value of an investment in our common stock.

        Furthermore, the Magnus Lenders, as lenders under the Magnus Term Loan, and any potential future lenders of debt used to refinance the Magnus Term Loan, may also become direct owners of our common stock as a result of their exercise of remedies or otherwise. The interests of the Magnus Lenders, or such potential future lenders, may not coincide with the interests of other holders of our common stock.

        We and our board of directors will have no power to direct or influence the affairs of Magnus. In particular, we will have no power with respect to the disposition of shares of our common stock by Fila Korea, Magnus or the Magnus Lenders (whether in connection with any exercise of remedies by the Magnus Lenders or otherwise).

Fila Korea has pledged the common stock of Magnus to the lenders under its credit facility which pledge is expected to continue in part after the closing of this offering. In addition, Fila Korea may pledge or borrow against additional shares of the common stock of Magnus. It is also possible that our other shareholders may in the future pledge shares of our common stock.

        In the past, in order to fund the operations of or otherwise provide financing for its own business, Fila Korea and its affiliates pledged all of its interest in our common stock. Currently, Fila Korea has granted a security interest in all of the common stock of Magnus to the lenders under its credit facility. After giving effect to the closing of this offering, the lenders under Fila Korea's credit facility are expected to release their security interests in approximately 85.6% of the common stock of Magnus and retain a security interest in approximately 14.4% of the common stock of Magnus. The shares of our common stock owned by Magnus are Magnus' only assets. See "Principal and Selling Shareholders." If Fila Korea defaults under its credit facility and the lenders foreclose on the pledged shares of Magnus common stock, they may seek to sell the pledged shares of Magnus common stock, or seek to acquire and to sell a portion of our common stock owned by Magnus. Any such sale, or the perception that such a sale could occur, could alter the voting power of Magnus directly and of us indirectly, and/or decrease the market price of shares of our common stock. The interests of the secured parties who exercise foreclosure may differ from those of other holders of our common stock.

        In addition, it is possible that Fila Korea may in the future pledge additional shares of the common stock of Magnus, whether to help raise the proceeds necessary to pay amounts due on the Magnus Term Loan at maturity (or an earlier date if subject to acceleration) or for other purposes. Any such additional pledge could exacerbate the risks discussed above. See "The Shareholder Transaction—The Magnus Term Loan—Collateral."

        Certain of our other shareholders have pledged, hypothecated or granted security interests in all of our outstanding Convertible Notes and all of our outstanding Convertible Preferred Stock beneficially owned by them, as well as all of the underlying shares of our common stock that are issuable thereunder, as collateral for foreign currency hedges. Although these shareholders have entered into agreements with the secured parties for the release of these security interests prior to the closing of this offering, it is possible that our shareholders may in the future pledge shares of our common stock. Any such pledge may relate to a significant amount of our common stock and if the secured party forecloses on such pledged shares, they may seek to sell the pledged shares. Any such sale, or the perception that such a sale could occur, could decrease the market price of shares of our common stock.

The creditor and insolvency laws of Korea are different from U.S. bankruptcy laws and the outcome of any foreclosure, liquidation, bankruptcy or other restructuring proceeding may be unpredictable.

        Fila Korea and Magnus are organized under the laws of Korea. The creditor, bankruptcy, insolvency and other relevant laws of Korea are materially different from those of the United States. Any foreclosure, liquidation, bankruptcy or other restructuring proceeding involving Fila Korea or Magnus may be unpredictable and would not involve the same timing or procedures, and may not result in the same outcome, as a proceeding under U.S. law.

We will be a "controlled company" within the meaning of the rules of the NYSE upon the closing of this offering and after giving effect to the Shareholder Transaction. As a result, we will qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

        Under the corporate governance standards of the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that a majority of our board of directors consist of "independent directors" as defined under the rules of the NYSE;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

        Prior to the closing of this offering and after giving effect to the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control 39,345,151 shares, or approximately 53.1%, of our common stock. See "The Shareholder Transaction." As a result, we will qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE. Although we do not currently expect to avail ourselves of these exemptions available to controlled companies, we may utilize one or more of these exemptions in the future. As a result, we may not have a majority of independent directors, our nominating/corporate governance committee and compensation committee may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

        In addition, the NYSE adopted listing standards, which were approved by the SEC in 2013, that impose additional requirements pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee that require, among other things, that:

  •
  a compensation committee be composed of fully independent directors, as determined pursuant to new independence requirements;

  •
  a compensation committee be explicitly charged with hiring and overseeing compensation consultants, legal counsel, and other committee advisors; and

  •
  a compensation committee be required to consider, when engaging compensation consultants, legal counsel, or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor's employer and us.

        Although we do not currently intend to avail ourselves of the exemptions from these compensation committee requirements, as a "controlled company," we will not be subject to these compensation committee independence requirements.

Risks Related to this Offering and Ownership of Our Common Stock

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

        As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

        Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among the selling shareholders and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

        Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business or the golf industry, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of shares of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

        In the past few years, stock markets have experienced significant price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, which could have a material adverse effect on our business and stock price.

        As a privately held company, we are not required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual and quarterly reports and provide an annual management report on the effectiveness of internal control over financial reporting.

        In connection with the audit of our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not have in place an effective control environment with a sufficient number of accounting personnel with the appropriate technical training in, and experience with, GAAP to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner. Further, we did not design and have in place formally documented and implemented processes and procedures to address the accounting for income taxes, derivatives, certain compensation and benefits, and functional currency, including internal communication protocols related to matters impacting income tax and benefit accounts. We also identified a lack of segregation of duties between the ability to create and post journal entries. The lack of adequate accounting personnel and formal processes and procedures resulted in several audit adjustments to our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

        We are currently in the process of remediating these material weaknesses and are taking steps that we believe will address the underlying causes of the material weaknesses. We have enlisted the help of external advisors to provide assistance in the areas of financial accounting and tax accounting in the short term, and are evaluating the longer term resource needs of our various financial functions. In addition, we have engaged an accounting firm to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources.

        In addition, we have begun performing system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the second fiscal year ending after the effectiveness of the registration statement of which this prospectus forms a part. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above or any newly identified material weakness could result in a misstatement of our consolidated financial statements or disclosures that would result in a material misstatement of our annual or quarterly consolidated financial statements that would not be prevented or detected.

        If (i) we fail to effectively remediate deficiencies in internal control over financial reporting, (ii) we identify additional material weaknesses in our internal control over financial reporting, (iii) we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or (iv) our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting or expresses an opinion that is qualified or adverse, investors may lose confidence in the accuracy and completeness of our financial statements which could cause the market price of our common stock to decline, and we could become subject to sanctions or investigations by the stock exchange upon which our common stock is listed, the SEC or other regulatory authorities, and we could be delayed in delivering financial statements, which could result in a default under the agreements governing our indebtedness.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

        After completion of this offering, we intend to pay cash dividends on our common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Certain of our existing agreements governing indebtedness, including our new credit agreement, restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. For more information, see "Dividend Policy" and "Description of Indebtedness."

        Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

        Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends.

        The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions. However, our board of directors will be determined by Magnus, which is wholly-owned by Fila Korea, which will control a majority of the voting power of all outstanding shares of our common stock upon the closing of this offering and after giving effect to the Shareholder Transaction. Accordingly, the decision to declare and pay dividends on our common stock in the future, as well as the amount of each such dividend payment, may also depend on the amounts Magnus needs to fund the interest payments on the Magnus

Term Loan, other amounts due in connection with the Magnus Term Loan or any potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Term Loan. See "The Shareholder Transaction."

Acushnet Holdings Corp. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund all of its operations and expenses, including future dividend payments, if any.

        Our operations are conducted almost entirely through our subsidiaries and our ability to generate cash to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans, which may be restricted as a result of the laws of the jurisdiction of organization of our subsidiaries, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        The initial public offering price per share is substantially higher than the pro forma as adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma as adjusted net tangible book value as of June 30, 2016 and the initial public offering price of $17.00 per share, you will incur immediate and substantial dilution in the amount of $15.49 per share, representing the difference between our pro forma as adjusted net tangible book value per share and the initial public offering price. See "Dilution."

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

        After this offering we will have 425,906,402 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective in connection with this offering will authorize us to issue these shares of common stock and securities convertible into, exchangeable for, or exercisable into our common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 8,190,000 shares for issuance under our 2015 Incentive Plan. See "Executive Compensation." Any shares of common stock that we issue, including to settle our EARs or under our 2015 Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our common stock to decline.

        The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing shareholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering and after giving effect to (i) the automatic conversion of all of our Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering, (ii) the automatic conversion of our Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering, and (iii) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate 3,105,279 shares of our common stock, which occurred in July 2016, we will have a total of 74,093,598 shares of our common stock outstanding. Of the outstanding shares, the 19,333,333 shares sold in this offering (or 22,233,332 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

        The remaining outstanding 54,760,265 shares of common stock (or 51,860,266 shares if the underwriters exercise their option to purchase additional shares in full) held by our existing shareholders after this offering will be subject to certain restrictions on resale. We, our executive officers, directors, director nominees and all of our existing shareholders, including the selling shareholders, have signed lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. See "Underwriting" for a description of these lock-up agreements.

        Upon the expiration of the lock-up agreements described above, all of such 54,760,265 shares (or 51,860,266 shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2015 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 8,190,000 shares of our common stock issuable pursuant to our 2015 Incentive Plan. We may also file an additional or amended registration statement on Form S-8 prior to the settlement of our EARs which will cover shares of our common stock issuable pursuant to our EARs.

        As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our board of directors. Among other things:

  •
  although we do not have a stockholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

  •
  these provisions provide for a classified Board of Directors with staggered three-year terms;

  •
  these provisions require advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

  •
  these provisions prohibit stockholder action by written consent;

  •
  these provisions provide for the removal of directors only for cause and only upon affirmative vote of holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if Magnus and its affiliates hold less than 50% of our outstanding shares of common stock; and

  •
  these provisions require the amendment of certain provisions only by the affirmative vote of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if Magnus and its affiliates hold less than 50% of our outstanding shares of common stock.

        Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our shareholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, including actions that our shareholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. These forward-looking statements are included throughout this prospectus, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek," "foreseeable" and similar terms and phrases to identify forward-looking statements in this prospectus.

        The forward-looking statements contained in this prospectus are based on management's current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to:

  •
  a reduction in the number of rounds of golf played or in the number of golf participants;

  •
  unfavorable weather conditions may impact the number of playable days and rounds played in a given year;

  •
  macroeconomic factors may affect the number of rounds of golf played and related spending on golf products;

  •
  demographic factors may affect the number of golf participants and related spending on our products;

  •
  a significant disruption in the operations of our manufacturing, assembly or distribution facilities;

  •
  our ability to procure raw materials or components of our products;

  •
  a disruption in the operations of our suppliers;

  •
  cost of raw materials and components;

  •
  currency transaction and translation risk;

  •
  our ability to successfully manage the frequent introduction of new products;

  •
  our reliance on technical innovation and high-quality products;

  •
  changes of the Rules of Golf with respect to equipment;

  •
  our ability to adequately enforce and protect our intellectual property rights;

  •
  involvement in lawsuits to protect, defend or enforce our intellectual property rights;

  •
  our ability to prevent infringement of intellectual property rights by others;

  •
  recent changes to U.S. patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office;

  •
  intense competition and our ability to maintain a competitive advantage in each of our markets;

  •
  limited opportunities for future growth in sales of golf balls, golf shoes and golf gloves;

  •
  our customers' financial condition, their levels of business activity and their ability to pay trade obligations;

  •
  a decrease in corporate spending on our custom logo golf balls;

  •
  our ability to maintain and further develop our sales channels;

  •
  consolidation of retailers or concentration of retail market share;

  •
  our ability to maintain and enhance our brands;

  •
  seasonal fluctuations of our business;

  •
  fluctuations of our business based on the timing of new product introductions;

  •
  risks associated with doing business globally;

  •
  compliance with laws, regulations and policies, including the FCPA or other applicable anti-corruption legislation;

  •
  our ability to secure professional golfers to endorse or use our products;

  •
  negative publicity relating to us or the golfers who use our products or the golf industry in general;

  •
  our ability to accurately forecast demand for our products;

  •
  a disruption in the service or increase in cost, of our primary delivery and shipping services or a significant disruption at shipping ports;

  •
  our ability to maintain our information systems to adequately perform their functions;

  •
  cybersecurity risks;

  •
  the ability of our eCommerce systems to function effectively;

  •
  occurrence of natural disasters or pandemic diseases;

  •
  impairment of goodwill and identifiable intangible assets;

  •
  our ability to attract and/or retain management and other key employees and hire qualified management, technical and manufacturing personnel;

  •
  our ability to prohibit sales of our products by unauthorized retailers or distributors;

  •
  international political instability and terrorist activities;

  •
  our ability to grow our presence in existing international markets and expand into additional international markets;

  •
  tax uncertainties, including potential changes in tax laws, unanticipated tax liabilities and limitations on utilization of tax attributes after any change of control;

  •
  adequate levels of coverage of our insurance policies;

  •
  product liability, warranty and recall claims;

  •
  litigation and other regulatory proceedings;

  •
  compliance with environmental, health and safety laws and regulations;

  •
  our ability to secure additional capital on terms acceptable to us and potential dilution of holders of our common stock;

  •
  our estimates or judgments relating to our critical accounting policies;

  •
  our substantial leverage, ability to service our indebtedness, ability to incur more indebtedness and restrictions in the agreements governing our indebtedness;

  •
  a sale, foreclosure, liquidation or other transfer of the shares of our common stock owned by Magnus as a result of the Magnus Term Loan or otherwise;

  •
  the ability of our controlling shareholder to control significant corporate activities after the completion of this offering and the Shareholder Transaction, and our controlling shareholder's interests may conflict with yours;

  •
  Fila Korea's pledge of the common stock of Magnus and any future pledges by Fila Korea of the common stock of Magnus;

  •
  the insolvency laws of Korea are different from U.S. bankruptcy laws;

  •
  our status as a controlled company;

  •
  increased costs and regulatory requirements of being a public company;

  •
  our ability to maintain effective internal controls over financial reporting;

  •
  our ability to pay dividends;

  •
  dilution from future issuances or sales of our common stock;

  •
  anti-takeover provisions in our organizational documents; and

  •
  reports from securities analysts.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

        Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

 USE OF PROCEEDS

        The selling shareholders are selling all 19,333,333 shares of our common stock that are being sold in this offering, including all of the shares, if any, that may be sold in connection with the exercise of the underwriters' option to purchase additional shares from the selling shareholders. See "Principal and Selling Shareholders."

        We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling shareholders. We will pay certain expenses, other than the underwriting discount, associated with this offering.

 DIVIDEND POLICY

        After completion of this offering, we intend to pay quarterly cash dividends on our common stock commencing in the first quarter of 2017, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. We expect to pay dividends in an aggregate amount of approximately $35.0 million on an annual basis, which amount may be changed or terminated in the future at any time without advance notice.

        We are a holding company and substantially all of our operations are carried out by our operating subsidiary, Acushnet Company, and its subsidiaries. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiary, Acushnet Company, and its subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

        Certain of our agreements governing indebtedness, including our new credit agreement, restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. See "Description of Indebtedness" for a description of the restrictions on our ability to pay dividends under our new credit agreement.

        Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

        Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends.

        The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions. However, our board of directors will be determined by Magnus, which is wholly-owned by Fila Korea, which will control a majority of the voting power of all outstanding shares of our common stock upon the closing of this offering and after giving effect to the Shareholder Transaction. Accordingly, the decision to declare and pay dividends on our common stock in the future, as well as the amount of each such dividend payment, may also depend on the amounts Magnus needs to fund the interest payments on the Magnus Term Loan, other amounts due in connection with the Magnus Term Loan or any potential future dividend or interest obligations under any equity or debt used to refinance the Magnus Term Loan. See "The Shareholder Transaction."

        We did not declare or pay any dividends on our common stock in 2013, 2014 or 2015 or in the six months ended June 30, 2016.

CAPITALIZATION

        The following table sets forth our cash and our capitalization (which consists of (i) our common stock warrant liability, (ii) our total debt, net of discount and debt issuance costs, (iii) our Convertible Preferred Stock and (iv) our total equity) as of June 30, 2016, on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to:

  •
  (x) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering and (y) the payment in cash of $25.0 million of interest on the Convertible Notes accrued from August 1, 2015 to, but not including, June 30, 2016; and

  •
  the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering; and

  •
  a pro forma as adjusted basis to give further effect to:

  •
  (x) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016 and (y) the payment in cash of $2.4 million of interest on the 7.5% bonds due 2021 accrued from August 1, 2015 to, but not including, June 30, 2016;

  •
  the Refinancing; and

  •
  the adoption of our amended and restated certificate of incorporation and our amended and restated by-laws in connection with this offering.

        You should read this table together with the information contained in this prospectus, including "Prospectus Summary—Summary Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2016(1)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash(2)	$75,779	$50,752	$48,363

Common stock warrant liability(3)	$28,996	$28,996	—

Debt(4):
Former credit facilities:
Former senior revolving credit facility	—	—	—
Former senior term loan facility	—	—	—
Former working credit facilities(5)	20,081	20,081	—
Revolving credit facility(6)	—	—	—
Secured floating rate notes	374,582	374,582	—
7.5% bonds due 2021	30,822	30,822	—
Convertible Notes	362,490	—	—
New senior secured credit facilities:
Revolving credit facility(7)	—	—	20,081
Term loan A facility	—	—	374,582
Delayed draw term loan A facility(8)	—	—	—
Other unsecured short term borrowings(9)	27,664	27,664	27,664
Capital lease obligations	1,761	1,761	1,761

Total debt, net of discount and debt issuance costs	817,400	454,910	424,088

Series A redeemable convertible preferred stock, $0.001 par value, 1,838,027 shares authorized and 1,838,027 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	131,036	—	—

Equity:
Preferred stock, par value $0.001 per share, no shares authorized, issued and outstanding, actual and pro forma; 100,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share, 78,193,494 shares authorized and 21,821,256 shares issued and outstanding, actual; 78,193,494 shares authorized and 70,988,319 shares issued and outstanding, pro forma; 500,000,000 shares authorized and 74,093,598 shares issued and outstanding, pro forma as adjusted	22	71	74
Additional paid-in capital	310,074	803,551	867,047
Accumulated other comprehensive loss, net of tax	(74,350)	(74,350)	(74,350)
Retained deficit(10)	(29,578)	(29,578)	(33,259)

Total equity attributable to Acushnet Holdings Corp.	206,168	699,694	759,512
Noncontrolling interests	32,208	32,208	32,208

Total equity	238,376	731,902	791,720

Total capitalization	$1,215,808	$1,215,808	$1,215,808

(1)
Does not reflect the payment of approximately $30.0 million in aggregate, consisting of: (i) accrued and unpaid interest in the amount of $0.2 million on our 7.5% bonds due 2021 accruing from July 1, 2016 to, but not including, their redemption date on July 29, 2016, (ii) accrued and unpaid interest in the amount of approximately $2.7 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the date of pricing of this offering, (iii) accrued and unpaid interest in the amount of approximately $6.5 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the closing date of this offering, (iv) accrued and unpaid dividends in the amount of approximately $5.2 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the date of pricing of this offering, (v) accrued and unpaid dividends in the amount of approximately $12.1 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the closing date of this offering and (vi) estimated fees and expenses of approximately $3.3 million related to this offering payable by us which we have incurred since July 1, 2016.

  On July 29, 2016, we paid (i) all accrued and unpaid interest on our 7.5% bonds due 2021 to, but not including, July 29, 2016 in connection with the redemption of all of our outstanding 7.5% bonds due 2021, (ii) all accrued and unpaid interest on our Convertible Notes to, but not including, August 1, 2016 and (iii) all accrued and unpaid dividends on our Convertible Preferred Stock to, but not including, August 1, 2016, each of which was funded using cash on hand and borrowings under our new revolving credit facility.

  We expect to pay the remaining accrued and unpaid interest on our Convertible Notes and the remaining accrued and unpaid dividends on our Convertible Preferred Stock at the pricing or the closing of this offering, as the case may be. We expect to pay (i) the remaining accrued and unpaid interest on our Convertible Notes, (ii) the remaining accrued and unpaid dividends on our Convertible Preferred Stock and (iii) our remaining fees related to this offering using cash on hand and/or borrowings under our new revolving credit facility.

(2)
Does not include restricted cash of $4.9 million as of June 30, 2016. Restricted cash is primarily related to a standby letter of credit used for insurance purposes. Includes cash of $15.1 million related to our FootJoy golf shoe joint venture. See Note 2 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on our FootJoy golf shoe joint venture.

(3)
Consists of the liability related to our common stock warrants as of June 30, 2016, of which the remaining warrants were exercised by Fila Korea in July 2016 and resulted in the issuance of 3,105,279 aggregate shares of our common stock. The exercise of all of our outstanding common stock warrants resulted in (i) an increase to common stock of approximately $3,105 reflecting the par value of the aggregate common shares issued and (ii) an increase to additional paid-in capital of (A) $34.5 million relating to the issuance of shares of our common stock upon exercise of the common stock warrants and (B) $29.0 million relating to the fair value of the common stock warrants.

(4)
Debt amounts presented are net of discount and debt issuance costs, as applicable.

(5)
Consists of our Canadian working credit facility and our European working credit facility, which had outstanding borrowings of $7.8 million and $12.3 million, respectively, as of June 30, 2016. In connection with the Refinancing, any amounts outstanding under our Canadian working credit facility and our European working credit facility were repaid with borrowings under our new revolving credit facility and such Canadian working credit facility and European working credit facility were terminated.

(6)
Consists of a working credit facility entered into with Wells Fargo Bank, National Association on February 5, 2016, which working credit facility provided for borrowings up to $30.0 million and matured on July 29, 2016. In connection with the Refinancing, amounts outstanding under this working credit facility were repaid with borrowings under our new revolving credit facility.

(7)
Consists of a $275.0 million new revolving credit facility, including a $20.0 million letter of credit sub-facility, a C$25.0 million sub-facility for Acushnet Canada Inc. and a £20 million sub-facility for Acushnet Europe Limited. As of June 30, 2016 on a pro forma as adjusted basis, we would have had $227.1 million of availability under our new revolving credit facility after giving effect to $7.8 million of outstanding letters of credit.

(8)
Until July 28, 2017, the commitments under the new delayed draw term loan A facility in the amount of up to $100.0 million will be available to make payments in connection with the final payout of the outstanding EARs under the EAR Plan.

(9)
Consists of amounts outstanding under certain local credit facilities at certain of our non-U.S. subsidiaries and our FootJoy golf shoe joint venture in China. As of June 30, 2016, on a pro forma as adjusted basis, we would have had $64.0 million available under our local credit facilities that remain outstanding after the Refinancing.

(10)
Retained deficit on a pro forma as adjusted basis reflects the unamortized discount of $3.7 million related to the redemption of all of our outstanding 7.5% bonds due 2021.

The foregoing table does not reflect:

•
1,229,581 shares of our common stock issuable following vesting in settlement of RSUs and up to 2,459,162 shares of our common stock issuable following vesting in settlement of PSUs, in each case that will be issued under the 2015 Incentive Plan as of the closing of this offering;

•
4,501,257 additional shares of our common stock reserved for future issuance under the 2015 Incentive Plan; and

•
shares of common stock issuable in respect of the settlement of up to 50% of the outstanding EARs at our option, which were issued under the EAR Plan.

 DILUTION

        If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value (deficit) per share of our common stock upon closing of this offering.

        Our historical net tangible book value (deficit) as of June 30, 2016 was $(441.1) million, or $(20.22) per share of our common stock. Our historical net tangible book value (deficit) represents our total tangible assets less our total liabilities and Convertible Preferred Stock, which is not included within our shareholders' equity. Historical net tangible book value (deficit) per share represents historical net tangible book (deficit) divided by 21,821,256 shares of our common stock outstanding as of June 30, 2016.

        Our pro forma net tangible book value as of June 30, 2016 was $52.4 million, or $0.74 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering and (ii) the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2016, after giving effect to the automatic conversion of all outstanding shares of our Convertible Notes and our Convertible Preferred Stock into an aggregate of 49,167,063 shares of our common stock prior to the closing of this offering.

        Our pro forma as adjusted net tangible book value as of June 30, 2016 was $112.2 million, or $1.51 per share of our common stock. Pro forma as adjusted net tangible book value represents the amount of our pro forma total tangible assets less our pro forma total liabilities after giving further effect to (i) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016 and (ii) the Refinancing. Pro forma as adjusted net tangible book value per share represents our pro forma as adjusted net tangible book value divided by the total number of shares outstanding as of June 30, 2016, after giving effect to the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock. Dilution per share to new investors is determined by subtracting the pro forma as adjusted net tangible book value per share from the initial public offering price per share paid by new investors. Because all of the shares of our common stock to be sold in this offering, including those subject to the underwriters' option to purchase additional shares, will be sold by the selling shareholders, there will be no increase in the number of shares of our common stock outstanding as a result of this offering. The following table illustrates this dilution:

Initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of June 30, 2016	(20.22)
Increase per share attributable to the pro forma adjustments described above	20.96

Pro forma net tangible book value per share as of June 30, 2016	0.74
Increase per share attributable to pro forma as adjusted adjustments described above	0.77

Pro forma as adjusted net tangible book value per share		1.51

Dilution per share to new investors purchasing common stock in this offering		$15.49

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2016, the number of shares of common stock purchased from the selling shareholders (assuming no exercise of the underwriters' option to purchase additional shares of our common stock) and the total consideration and the average price per share paid by our existing shareholders and by the new investors in this offering, at an initial public offering price of $17.00 per share.

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	54,760,265	73.91%	$867,121,000	72.5%	$15.83
New Investors	19,333,333	26.09%	328,666,661	27.5%	$17.00

Total	74,093,598	100%	$1,195,787,661	100%

        The foregoing tables and calculations are based on 21,821,256 shares of our common stock outstanding as of June 30, 2016 and also gives effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock and the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, each of which will occur prior to the closing of this offering and (ii) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock, which occurred in July 2016, and excludes:

  •
  1,229,581 shares of our common stock issuable following vesting in settlement of RSUs and up to 2,459,162 shares of our common stock issuable following vesting in settlement of PSUs, in each case that will be issued under the 2015 Incentive Plan as of the closing of this offering;

  •
  4,501,257 additional shares of our common stock reserved for future issuance under the 2015 Incentive Plan; and

  •
  shares of our common stock issuable in respect of the settlement of up to 50% of the outstanding EARs at our option, which were issued under the EAR Plan.

        New investors may experience further dilution to the extent any of our RSUs and PSUs vest, any additional options, RSUs or PSUs are granted and exercised, or any additional shares of our common stock are otherwise issued.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data below together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

        We have derived the consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 presented below from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the period from July 30, 2011 to December 31, 2011 and for the year ended December 31, 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 presented below from our audited consolidated financial statements which are not included in this prospectus. We have derived the consolidated statement of operations data for the period from January 1, 2011 to July 29, 2011 from the audited consolidated financial statements of our Predecessor (as defined below) that are not included in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

        We have derived the historical statement of operations data and the consolidated statement of cash flows data for the six months ended June 30, 2015 and June 30, 2016 and the consolidated balance sheet data as of June 30, 2016 presented below from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

        The pro forma balance sheet data as of June 30, 2016 and the pro forma basic and diluted net income per common share attributable to Acushnet Holding Corp. and the pro forma basic and diluted weighted average number of shares for the year ended December 31, 2015 and the six months ended June 30, 2016 presented below are unaudited and give effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, which will occur prior to the closing of this offering, (ii) with respect to the pro forma balance sheet data, the payment in cash of $25.0 million of interest on the Convertible Notes accrued from August 1, 2015 to, but not including, June 30, 2016 and (iii) the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, which will occur prior to the closing of this offering. The pro forma balance sheet data gives effect to the foregoing transactions assuming they occurred on June 30, 2016 and the pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. gives effect to the foregoing transactions assuming they occurred on January 1, 2015. The pro forma data is not necessarily indicative of what our financial position or basic or diluted net income per common share attributable to Acushnet Holding Corp. would have been if the foregoing transactions had been completed as of June 30, 2016 or for the year ended December 31, 2015 or the six months ended June 30, 2016, nor is such data necessarily indicative of our financial position or basic or diluted net income (loss) per common share attributable to Acushnet Holding Corp. for any future date or period.

        The pro forma as adjusted balance sheet data as of June 30, 2016 and the pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. and the pro forma as adjusted basic and diluted weighted average number of shares for the year ended December 31, 2015 and the six months ended June 30, 2016 presented below are unaudited and give further effect to (i) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016, (ii) with respect to the pro forma as adjusted balance sheet data, the payment in cash of $2.4 million of interest on the 7.5% bonds due 2021 from August 1, 2015 to, but not including, June 30, 2016 and (iii) the Refinancing. The pro forma as adjusted balance sheet data gives effect to the foregoing transactions assuming they occurred on June 30, 2016 and the pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. gives effect to the foregoing transactions assuming they occurred on January 1, 2015. The pro forma as adjusted data is not necessarily indicative of what our financial position or basic or diluted net income per common share attributable to Acushnet Holdings Corp. would have been if the foregoing transactions had been completed as of June 30, 2016 or for the year ended December 31, 2015 or the six months ended June 30, 2016, nor is such data necessarily indicative of our financial position or basic or diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for any future date or period.

        As a result of the Acquisition, a new basis of accounting was created beginning July 29, 2011. In this prospectus, the periods prior to the Acquisition are referred to as the "Predecessor" periods, which represents Acushnet Company and all of its consolidated subsidiaries, and the periods after the Acquisition are referred to as the "Successor" periods, which represent Acushnet Holdings Corp. and all of its consolidated subsidiaries, including Acushnet Company. Due to the Acquisition, the consolidated financial statements for the Successor periods are not necessarily comparable to those of the Predecessor periods presented in this prospectus.

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011	2011	2012	2013	2014	2015	2015	2016
		(in thousands, except share and per share data)
Consolidated Statements of Operations Data:(1)(2)
Net sales	$878,902	$457,159	$1,451,058	$1,477,219	$1,537,610	$1,502,958	$862,874	$902,995
Cost of goods sold	444,393	317,812	753,096	744,090	779,678	727,120	409,929	443,754

Gross profit	434,509	139,347	697,962	733,129	757,932	775,838	452,945	459,241
Operating expenses:
Selling, general and administrative	302,740	209,150	566,999	568,421	602,755	604,018	313,007	306,771
Research and development	20,844	16,845	41,598	42,152	44,243	45,977	22,628	22,823
Intangible amortization	83	2,893	6,733	6,704	6,687	6,617	3,313	3,303
Restructuring and other charges	11,287	1,881	2,477	955	—	1,643	—	642

Income (loss) from operations	99,555	(91,422)	80,155	114,897	104,247	117,583	113,997	125,702
Interest expense, net	1,537	29,503	69,185	68,149	63,529	60,294	30,530	28,404
Other (income) expense, net	306	1,498	(14,729)	5,285	(1,348)	25,139	9,934	3,838

Income (loss) before income taxes	97,712	(122,423)	25,699	41,463	42,066	32,150	73,533	93,460
Income tax expense (benefit)	46,159	(41,678)	7,555	17,150	16,700	27,994	36,919	39,438

Net income (loss)	51,553	(80,745)	18,144	24,313	25,366	4,156	36,614	54,022
Less: Net income (loss) attributable to noncontrolling interests	(2,151)	189	(4,271)	(4,677)	(3,809)	(5,122)	(3,158)	(1,953)

Net income (loss) attributable to Acushnet Holdings Corp.	$49,402	$(80,556)	$13,873	$19,636	$21,557	$(966)	$33,456	$52,069

Dividends paid to preferred shareholders	—	—	(8,045)	(8,045)	(8,045)	(8,045)	—	—
Accruing of cumulative dividends	—	(5,694)	(5,741)	(5,740)	(5,740)	(5,740)	(6,836)	(6,855)
Allocation of undistributed earnings to preferred shareholders	—	—	(53)	(3,225)	(3,866)	—	(12,548)	(19,496)

Net income (loss) attributable to common shareholders—basic	49,402	(86,250)	34	2,626	3,906	(14,751)	14,072	25,718

Net income (loss) attributable to common shareholders—diluted(3)	$49,402	$(86,250)	$34	$2,626	$3,906	$(14,751)	$26,751	$41,418

Per Share Data:
Net income (loss) per common share attributable to Acushnet Holdings Corp.—basic(4)	$49,402.00	$(9.58)	$0.00	$0.19	$0.23	$(0.74)	$0.76	$1.18
Net income (loss) per common share attributable to Acushnet Holdings Corp.—diluted(5)	49,402.00	(9.58)	0.00	0.19	0.23	(0.74)	0.52	0.76
Weighted average number of common shares—basic(3)	1,000	9,000,000	10,322,055	13,471,308	16,716,825	19,939,293	18,551,790	21,821,256
Weighted average number of common shares—diluted(5)	1,000	9,000,000	10,322,055	13,471,308	16,716,825	19,939,293	51,265,755	54,449,955
Pro forma net income per common share attributable to Acushnet Holdings Corp.—basic and diluted(6)						$0.24		$0.86
Pro forma weighted average number of common shares—basic(6)						69,106,356		70,988,319
Pro forma weighted average number of common shares—diluted(6)						69,107,445		70,992,198
Pro forma as adjusted net income per common share attributable to Acushnet Holdings Corp.—basic and diluted(7)						$0.77		$0.95
Pro forma as adjusted weighted average number of common shares—basic(7)						72,211,635		74,093,598
Pro forma as adjusted weighted average number of common shares—diluted(7)						72,212,724		74,097,477

(1)
The table above sets forth our results of operations for the period from January 1, 2011 to July 29, 2011 (Predecessor), and the period July 30, 2011 to December 31, 2011 (Successor). The financial results for the Successor period include the impact of applying purchase accounting, including $67.1 million cost of goods sold related to the step-up of inventory, $0.2 million cost of goods sold related to the amortization of leasehold interest liability, $2.8 million of intangible amortization expense related to the amortization of definite-lived intangible assets and $0.7 million of depreciation expense related to the step-up of property, plant and equipment, which is reflected in cost of goods sold, selling, general and administrative expense and research and development expense. The financial results for the Successor period also include a $2.1 million non-recurring expense related to the change of control under our long-term incentive plan. In addition, in connection with the Acquisition, we issued an aggregate principal amount of $362.5 million of our Convertible Notes, an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 with related warrants to purchase our common stock, and an aggregate principal amount of $500.0 million of secured floating rate notes, and entered into a senior revolving credit facility and a senior term loan facility, resulting in an increase in interest expense of $28.4 million. Each of the Predecessor and Successor results for the period from January 1, 2011 to July 29, 2011, and the period from July 30, 2011 to December 31, 2011, respectively, have been audited and are consistent with GAAP.

Please also see our presentation of Adjusted EBITDA below which excludes the impact of the Acquisition and related transactions had on certain items in our consolidated statements of operations data, including relating to (i) the step-up in inventory due to a purchase accounting adjustment relating to the Acquisition, (ii) the increased interest expense relating to the indebtedness incurred in connection with the Acquisition and (iii) the transaction fees incurred by the Company in connection with the Acquisition.

(2)
The table below sets forth our unaudited combined results of operations on a combined basis for the year ended December 31, 2011. The unaudited combined results of operations for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's results of operations from January 1, 2011 to July 29, 2011, and the Successor's results of operations from July 30, 2011 to December 31, 2011. The presentation of this unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X. We have included the unaudited combined results of operations as a convenience solely for the purpose of facilitating a comparison of the combined results of operations with our other years presented and the Company believes that the presentation of results for the combined period is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands, except share and per share data)
Unaudited Non-GAAP Consolidated Statements of Operations Data (Combined):
Net sales	$1,336,061
Cost of goods sold	762,205

Gross profit	573,856
Operating expenses:
Selling, general and administrative	511,890
Research and development	37,689
Intangible amortization	2,976
Restructuring and other charges	13,168

Income (loss) from operations	8,133
Interest expense, net	31,040
Other (income) expense, net	1,804

Income (loss) before income taxes	(24,711)
Income tax expense (benefit)	4,481

Net income (loss)	(29,192)
Less: Net income (loss) attributable to noncontrolling interests	(1,962)

Net income (loss) attributable to Acushnet Holdings Corp.	$(31,154)

Dividends paid to preferred shareholders
Accruing of cumulative dividends	(5,694)
Allocation of undistributed earnings to preferred shareholders

Net income (loss) attributable to common shareholders—basic	(36,848)

Net income (loss) attributable to common shareholders—diluted	$(36,848)

(3)
Reflects the impact to net income (loss) attributable to common shareholders of dilutive securities. Diluted net income (loss) attributable to common shareholders for the period from July 30, 2011 to December 31, 2011 and each of the years ended December 31, 2013, 2014 and 2015 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares, (ii) the conversion of the Convertible Notes to common shares, (iii) the exercise of our outstanding common stock warrants or (iv) the exercise of then outstanding stock options, as the inclusion of these instruments would have been anti-dilutive for the period from July 30, 2011 to December 31, 2011 and each of the years ended December 31, 2013, 2014 and 2015. Diluted net income (loss) attributable to common shareholders for the six months ended June 30, 2015 and 2016 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares or (ii) the exercise of our outstanding common stock warrants, as the inclusion of these instruments would have been anti-dilutive for each of the six months ended June 30, 2015 and 2016.

(4)
Basic net income (loss) per common share attributable to Acushnet Holdings Corp. is computed by dividing (A) net income (loss) attributable to Acushnet Holdings Corp. after adjusting for (i) dividends paid and accrued and (ii) allocations of undistributed earnings to preferred shareholders, by (B) basic weighted average common shares outstanding.

(5)
Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. is computed by dividing (A) net income (loss) attributable to Acushnet Holdings Corp. after adjusting for (i) dividends paid and accrued, (ii) allocations of undistributed earnings to preferred shareholders and (iii) the impacts to net income (loss) of any potentially dilutive securities, by (B) the diluted weighted average common shares outstanding, which has been adjusted to include any potentially dilutive securities. Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for each of the years ended December 31, 2013, 2014 and 2015 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares, (ii) the conversion of the Convertible Notes to common shares, (iii) the exercise of our outstanding common stock warrants or (iv) the exercise of then outstanding stock options, as the inclusion of these instruments would have been anti-dilutive for the period from July 30, 2011 through December 31, 2011, for each of the years ended December 31, 2012, 2013, 2014 and 2015. Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2015 and 2016 does not include the effects of (i) the conversion of the Convertible Preferred Stock to common shares or (ii) the exercise of our outstanding common stock warrants, as the inclusion of these instruments would have been anti-dilutive for each of the six months ended June 30, 2015 and 2016. For the period from January 1, 2011 through July 29, 2011 there are no potentially dilutive securities outstanding.

(6)
See Note 20 to our audited consolidated financial statements and Note 14 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on the calculation of pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp.

(7)
Pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp. represents pro forma net income per common share attributable to Acushnet Holdings Corp. after giving further effect to (i) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock at an exercise price of $11.11 per share and our use of the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021, which occurred in July 2016 and (ii) the Refinancing, as if each of these events occurred on January 1, 2015. See "Prospectus

  Summary—Summary Consolidated Financial Data" for the calculation of pro forma as adjusted basic and diluted net income per common share attributable to Acushnet Holdings Corp.

	As of December 31,					As of June 30,
	2011	2012	2013	2014	2015	2016
	Actual						Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data(1):
Cash(2)	$70,934	$45,607	$49,257	$47,667	$54,409	$75,779	$50,752	$48,363
Current assets less current liabilities, excluding the current portion of our long-term debt and EAR Plan liability	272,726	321,701	319,445	339,301	345,114	378,628	378,628	407,624
Total assets	1,755,946	1,742,670	1,745,038	1,762,703	1,758,973	1,807,135	1,782,108	1,779,719
Common stock warrant liability	16,257	4,417	3,705	1,818	22,884	28,996	28,996	—
Long-term debt, net of discount, including current portion, and capital lease obligations(3)	1,052,474	985,211	929,590	873,542	797,151	769,215	406,725	375,903
EAR Plan liability, including current portion(4)	—	41,056	69,927	122,013	169,566	153,533	153,533	153,533
Total liabilities	1,542,465	1,494,149	1,438,708	1,442,747	1,434,431	1,437,723	1,050,206	987,999
Convertible Preferred Stock	128,126	131,036	131,036	131,036	131,036	131,036	—	—
Total equity attributable to Acushnet Holdings Corp.	50,479	85,838	143,171	156,587	160,251	206,168	699,694	759,512
Total equity	85,355	117,485	175,295	188,920	193,506	238,376	731,902	791,720

(1)
Does not reflect the payment of approximately $30.0 million in aggregate, consisting of: (i) accrued and unpaid interest in the amount of $0.2 million on our 7.5% bonds due 2021 accruing from July 1, 2016 to, but not including, their redemption date on July 29, 2016, (ii) accrued and unpaid interest in the amount of approximately $2.7 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the date of pricing of this offering, (iii) accrued and unpaid interest in the amount of approximately $6.5 million on our Convertible Notes accruing from July 1, 2016 to, but not including, the closing date of this offering, (iv) accrued and unpaid dividends in the amount of approximately $5.2 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the date of pricing of this offering, (v) accrued and unpaid dividends in the amount of approximately $12.1 million on our Convertible Preferred Stock from August 1, 2015 to, but not including, the closing date of this offering and (vi) estimated fees and expenses of approximately $3.3 million related to this offering payable by us which we have incurred since July 1, 2016.

On July 29, 2016, we paid (i) all accrued and unpaid interest on our 7.5% bonds due 2021 to, but not including, July 29, 2016 in connection with the redemption of all of our outstanding 7.5% bonds due 2021, (ii) all accrued and unpaid interest on our Convertible Notes to, but not including, August 1, 2016 and (iii) all accrued and unpaid dividends on our Convertible Preferred Stock to, but not including, August 1, 2016, each of which was funded using cash on hand and borrowings under our new revolving credit facility.

We expect to pay the remaining accrued and unpaid interest on our Convertible Notes and the remaining accrued and unpaid dividends on our Convertible Preferred Stock at the pricing or the closing of this offering, as the case may be. We expect to pay (i) the remaining accrued and unpaid interest on our Convertible Notes, (ii) the remaining accrued and unpaid dividends on our Convertible Preferred Stock and (iii) our remaining fees and expenses related to this offering using cash on hand and/or borrowings under our new revolving credit facility.

(2)
Does not include restricted cash of $14.4 million, $6.9 million, $6.6 million, $6.1 million, $4.7 million and $4.9 million as of December 31, 2011, 2012, 2013, 2014 and 2015 and June 30, 2016, respectively. Restricted cash is primarily related to a standby letter of credit used for insurance purposes. Includes cash of $7.4 million, $4.0 million, $5.7 million, $7.7 million, $10.0 million and $15.1 million as of December 31, 2011, 2012, 2013, 2014 and 2015 and June 30, 2016, respectively, related to our FootJoy golf shoe joint venture. See Note 2 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements, each included elsewhere in this prospectus, for further details on our FootJoy golf shoe joint venture.

(3)
Long-term debt, net of discount, including current portion, and capital lease obligations consists of (i) long-term debt and capital lease obligations and (ii) the portion of any long-term debt that is classified as a current liability on our balance sheet, in each case net of any unamortized discount on such outstanding amounts.

The following table shows how long-term debt, net of discount, including current portion, and capital lease obligations was calculated for the relevant periods:

	As of December 31,					As of June 30,
	Actual		Actual				Pro Forma	Pro Forma As Adjusted
	2011	2012	2013	2014	2015	2016
	(in thousands)
Short-term debt	$67,832	$61,010	$76,159	$81,162	$441,704	$422,328	$422,328	$47,746
Long-term debt and capital lease obligations	1,002,474	935,211	879,590	824,179	394,511	394,632	32,142	375,902
Total debt	1,070,306	996,221	955,749	905,341	836,215	816,960	454,470	423,648

Less: short-term financing arrangements(a)	(17,832)	(11,010)	(26,159)	(31,799)	(39,064)	(47,745)	(47,745)	(47,745)

Long-term debt, net of discount, including current portion, and capital lease obligations	$1,052,474	$985,211	$929,590	$873,542	$797,151	$769,215	$406,725	$375,903

(a)
Excludes any long-term debt that is classified as a current liability on our balance sheet and consists of amounts outstanding under (i) revolving credit facilities and (ii) term loan facilities and other financing arrangements that mature within one year of original issuance.
(4)
The EARs as structured do not qualify for equity accounting treatment. As such, the liability was re-measured at each reporting period based on our then-current projection of our CSE value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." The EARs will accrete $1.1 million of interest for the remainder of the year ended

  December 31, 2016. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011	2011	2012	2013	2014	2015	2015	2016
	(in thousands)
Consolidated Statements of Cash Flows Data(1):
Cash flows provided by (used in):
Operating activities	$26,591	$24,489	$55,506	$78,795	$54,113	$91,830	$36,070	$55,487
Investing activities	56,849	(1,302,207)	(19,864)	(46,360)	(23,164)	(21,839)	(9,071)	(8,156)
Financing activities	(223,290)	1,350,894	(61,444)	(28,179)	(30,154)	(60,057)	(4,876)	(27,796)

(1)
The table below sets forth our unaudited cash flow data on a combined basis for the year ended December 31, 2011. The unaudited combined cash flow data for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's cash flow data from January 1, 2011 to July 29, 2011, and the Successor's cash flow data from July 30, 2011 to December 31, 2011. The presentation of this unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X. We have included the unaudited combined cash flow data as a convenience solely for the purpose of facilitating a comparison of the combined cash flow data with our other years presented and the Company believes that the presentation of results for the combined period is useful to investors as a basis for comparing the cash flow data of the combined period against the cash flow data of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands)
Unaudited Non-GAAP Consolidated Statements of Cash Flows Data (Combined):
Cash flows provided by (used in):
Operating activities	$51,080
Investing activities	(1,245,358)
Financing activities	1,127,604

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011	2011	2012	2013	2014	2015	2015	2016
	(in thousands)
Other Financial Data(1):
Adjusted EBITDA(2)	$128,649	$9,716	$164,597	$190,407	$202,593	$214,721	$160,389	$164,350
Adjusted Net Income(3)	57,424	(10,754)	59,375	68,387	80,499	86,721	75,297	79,558
Free Cash Flow(4)	15,684	16,113	28,297	32,336	30,586	68,629	25,661	47,371

(1)
The table below sets forth Adjusted EBITDA, Adjusted Net Income and Free Cash Flow on a combined basis for the year ended December 31, 2011. This unaudited financial data for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's Adjusted EBITDA, Adjusted Net Income and Free Cash Flow from January 1, 2011 to July 29, 2011, and the Successor's Adjusted EBITDA, Adjusted Net Income and Free Cash Flow from July 30, 2011 to December 31, 2011. The presentation of this unaudited combined financial data for the year ended December 31, 2011 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X. We have included this unaudited combined financial data as a convenience solely for the purpose of facilitating a comparison of Adjusted EBITDA, Adjusted Net Income and Free Cash Flow with our other years presented and the Company believes that the presentation of results for the combined period is useful to investors as a basis for comparing the Adjusted EBITDA, Adjusted Net Income and Free Cash Flow of the combined period against the Adjusted EBITDA, Adjusted Net Income and Free Cash Flow of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands)
Unaudited Non-GAAP Other Financial Data (Combined):
Adjusted EBITDA	$138,365
Adjusted Net Income	46,670
Free Cash Flow	31,797
(2)
Adjusted EBITDA represents net income (loss) attributable to Acushnet Holdings Corp. plus income tax expense, interest expense, depreciation and amortization, the expenses relating to our EAR Plan, share-based compensation expense, a one-time executive bonus, restructuring charges, Predecessor compensation expenses, plant start-up costs, certain transaction fees, a step-up in inventory due to a purchase accounting adjustment relating to the Acquisition, indemnification expense (income) from our former owner Beam, (gains) losses on the fair value of our common stock warrants, certain other non-cash gains, net and the net income (loss) relating to noncontrolling interests in our FootJoy golf shoe joint venture. We define Adjusted EBITDA in a manner consistent with the term "Consolidated EBITDA" as it is defined in our new credit agreement. Consolidated EBITDA is used in our new credit agreement at the Acushnet Company level for purposes of certain material terms, including (i) determining the applicable margin used to determine the interest rate per annum of outstanding borrowings and commitment fees for revolving commitments, (ii) calculating certain financial ratios used in financial maintenance covenants that require compliance on a quarterly basis, (iii) determining our ability to incur additional term loans or increases to our new revolving credit facility and (iv) determining the availability of certain baskets and the ability to enter into certain transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness" and "Description of Indebtedness" for further discussion of how Consolidated EBITDA is used in certain material terms of our new credit agreement.

We present Adjusted EBITDA as a supplemental measure because it excludes the impact of certain items that (i) we do not consider indicative of our ongoing operating performance, (ii) that relate to the Acquisition or (iii) that relate to our historical capital structure that will no longer be relevant after the closing of this offering. Management uses Adjusted EBITDA to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding pricing of our products, go to market execution and costs to incur across our business. Adjusted EBITDA is also used as a financial performance measure for purposes of determining the vesting of equity awards that were granted under our 2015 Incentive Plan.

We also believe Adjusted EBITDA provides useful information to investors regarding (i) our consolidated operating performance, (ii) our capacity to service debt, (iii) the applicable margin used to determine the interest rate per annum of outstanding borrowings and commitment fees for revolving commitments and (iv) our capacity to incur additional debt and utilize certain baskets and enter into transactions that may otherwise be restricted by our new credit agreement. By presenting Adjusted EBITDA, we provide a basis for comparison of our business operations between different periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted EBITDA:

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011(a)	2011(a)	2012	2013	2014	2015	2015	2016
	(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$49,402	$(80,556)	$13,873	$19,636	$21,557	$(966)	$33,456	$52,069
Income tax expense (benefit)	46,159	(41,678)	7,555	17,150	16,700	27,994	36,919	39,438
Interest expense, net	1,537	29,503	69,185	68,149	63,529	60,294	30,530	28,404
Depreciation and amortization	17,058	15,197	38,837	39,423	43,159	41,702	21,270	20,550
EAR Plan(b)	—	—	41,056	28,258	50,713	45,814	22,665	—
Share-based compensation(c)	—	—	—	3,461	1,977	5,789	1,914	964
One-time executive bonus(d)	—	—	—	—	—	—	—	7,500
Restructuring charges(e)	—	—	—	955	—	1,643	—	642
Predecessor compensation expenses(f)	11,287	1,881	2,477	—	—	—	—	—
Thailand golf ball manufacturing plant start-up costs(g)	1,055	662	1,617	2,927	788	—	—	—
Transaction fees(h)	—	15,754	845	551	1,490	2,141	538	8,965
Step-up in inventory due to a purchase accounting adjustment relating to the Acquisition	—	67,501	—	—	—	—	—	—
Beam indemnification expense (income)(i)	—	—	(2,872)	6,345	1,386	(3,007)	(4,718)	(485)
Losses (gains) on the fair value of our common stock warrants(j)	—	1,641	(12,224)	(976)	(1,887)	28,364	14,778	6,112
Other non-cash gains, net	—	—	(23)	(149)	(628)	(169)	(121)	(295)
Nonrecurring income(k)	—	—	—	—	—	—	—	(1,467)
Net income (loss) attributable to noncontrolling interests(l)	2,151	(189)	4,271	4,677	3,809	5,122	3,158	1,953

Adjusted EBITDA	$128,649	$9,716	$164,597	$190,407	$202,593	$214,721	$160,389	$164,350

(a)
The table below sets forth Adjusted EBITDA and a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted EBITDA on a combined basis for the year ended December 31, 2011. The unaudited combined net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted EBITDA for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted EBITDA from January 1, 2011 to July 29, 2011, and the Successor's net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted EBITDA from July 30, 2011 to December 31, 2011. We have included the foregoing unaudited combined financial information as a convenience solely for the purpose of facilitating a comparison of the combined results with our other years presented and the Company believes that the presentation of this measure on a combined basis is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$(31,154)
Income tax expense (benefit)	4,481
Interest expense, net	31,040
Depreciation and amortization	32,255
EAR Plan	—
Share-based compensation	—
One-time executive bonus	—
Restructuring charges	—
Predecessor compensation expenses	13,168
Thailand golf ball manufacturing plant start-up costs	1,717
Transaction fees	15,754
Step-up in inventory due to a purchase accounting adjustment relating to the Acquisition	67,501
Beam indemnification expense (income)	—
Losses (gains) on the fair value of our common stock warrants	1,641
Other non-cash gains, net	—
Nonrecurring expense (income)	—
Net income (loss) attributable to noncontrolling interests	1,962

Adjusted EBITDA	$138,365

(b)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our CSE value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(c)
For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015, reflects compensation expense associated with the exercise of substitute stock options by an executive, which were granted in connection with the Acquisition. All such stock options have been exercised. For the six months ended June 30, 2016, reflects compensation expenses with respect to equity-based grants under the 2015 Incentive Plan which were made in the second quarter of 2016.

(d)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(e)
Reflects restructuring charges incurred in connection with the reoranization of certain of our operations in 2013, 2015 and the six months ended June 30, 2016.

(f)
Primarily reflects accelerated share-based compensation expense relating to Beam stock options that vested in connection with the Acquisition in 2011 and incentive compensation charges in 2012 related to the Acquisition.

(g)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(h)
Reflects financial, legal and other transaction-related advisory fees in 2011 relating to the Acquisition and legal fees incurred in 2012, 2013, 2014, 2015 and the six months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition, as well as certain fees and expenses we incurred in 2015 and the six months ended June 30, 2016 in connection with this offering.

(i)
Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(j)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(k)
Reflects legal judgment in favor of us associated with the Beam value-added tax dispute recorded in other (income) expense.

(l)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.
(2)
Adjusted Net Income represents net income (loss) attributable to Acushnet Holdings Corp. plus interest expense on our Convertible Notes and 7.5% bonds due 2021, the expenses relating to our EAR Plan, share-based compensation expense, a one-time executive bonus, restructuring charges, Predecessor compensation expenses, plant start-up costs, certain transaction fees, a step-up in inventory due to a purchase accounting adjustment relating to the Acquisition and (gains) losses on the fair value of our common stock warrants, minus the tax effect of the foregoing adjustments. We believe Adjusted Net Income is useful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period because it excludes the impact of certain items that (i) we do not consider indicative of our ongoing operating performance, (ii) relate to the Acquisition, (iii) relate to our historical capital structure that will no longer be relevant after the closing of this offering or (iv) relate to our historical equity compensation structure that will not be relevant after amounts earned under our EAR Plan are paid after the applicable expiration date (though we note that we began to incur compensation expenses with respect to equity-based grants under the 2015 Incentive Plan beginning in the second quarter of 2016, which expenses we do not adjust for when presenting Adjusted Net Income). Adjusted Net Income is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted Net Income has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted Net Income is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

  The following table provides a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted Net Income:

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011(a)	2011(a)	2012	2013	2014	2015	2015	2016
	(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$49,402	($80,556)	$13,873	$19,636	$21,557	$(966)	$33,456	$52,069
Interest expense on Convertible Notes and 7.5% bonds due 2021(b)	—	17,002	42,708	40,276	37,960	35,420	16,519	15,129
EAR Plan(c)	—	—	41,056	28,258	50,713	45,814	22,665	—
Share-based compensation(d)	—	—	—	3,461	1,977	5,789	1,914	—
One-time executive bonus(e)	—	—	—	—	—	—	—	7,500
Restructuring charges(f)	—	—	—	955	—	1,643	—	642
Predecessor compensation expenses(g)	11,287	1,881	2,477	—	—	—	—	—
Thailand golf ball manufacturing plant start-up costs(h)	1,055	662	1,617	2,927	788	—	—	—
Transaction fees(i)	—	15,754	845	551	1,490	2,141	538	8,965
Step-up in inventory due to a purchase accounting adjustment relating to the Acquisition	—	67,501	—	—	—	—	—	—
Losses (gains) on the fair value of our common stock warrants(j)	—	1,641	(12,224)	(976)	(1,887)	28,364	14,778	6,112
Nonrecurring expense (income)(k)	—	—	—	—	—	—	—	(1,467)
Tax effect of the foregoing adjustments(l)	(4,320)	(34,639)	(30,977)	(26,701)	(32,099)	(31,484)	(14,573)	(9,392)

Adjusted Net Income	$57,424	$(10,754)	$59,375	$68,387	$80,499	$86,721	$75,297	$79,558

(a)
The table below sets forth Adjusted Net Income and a reconciliation of net income (loss) attributable to Acushnet Holdings Corp. to Adjusted Net Income on a combined basis for the year ended December 31, 2011. The unaudited combined net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted Net Income for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted Net Income from January 1, 2011 to July 29, 2011, and the Successor's net income (loss) attributable to Acushnet Holdings Corp., adjustments to net income (loss) attributable to Acushnet Holdings Corp. and Adjusted Net Income from July 30, 2011 to December 31, 2011. We have included the foregoing unaudited combined financial information as a convenience solely for the purpose of facilitating a comparison of the combined results with our other years presented and the Company believes that the presentation of this measure on a combined basis is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands)
Net income (loss) attributable to Acushnet Holdings Corp.	$(31,154)
Interest expense on Convertible Notes and 7.5% bonds due 2021	17,002
EAR Plan	—
Share-based compensation	—
One-time executive bonus	—
Restructuring charges	—
Predecessor compensation expenses	13,168
Thailand golf ball manufacturing plant start-up costs	1,717
Transaction fees	15,754
Step-up in inventory due to a purchase accounting adjustment relating to the Acquisition	67,501
Losses (gains) on the fair value of our common stock warrants	1,641
Nonrecurring expense (income)	—
Tax effect of the foregoing adjustments	(38,959)

Adjusted Net Income	$46,670

(b)
In connection with the Acquisition, we issued (i) an aggregate principal amount of $362.5 million of our Convertible Notes and (ii) an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 (which aggregate principal amount of 7.5% bonds due 2021 was $34.5 million as of June 30, 2016). All of our outstanding Convertible Notes will convert into shares of our common stock prior to the closing of this offering and Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(c)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our CSE value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date. We adjust for expenses relating to our EAR Plan when presenting Adjusted Net Income as these expenses are not representative of the equity-based compensation expenses we expect to incur on an ongoing basis. We expect to incur compensation expenses with respect to equity-based grants under the 2015 Incentive Plan beginning in the second quarter of 2016, which expenses we do not anticipate adjusting for when presenting Adjusted Net Income.

(d)
Reflects compensation expense associated with the exercise of substitute stock options by an executive which were granted in connection with the Acquisition. All such stock options have been exercised.

(e)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(f)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in 2013, 2015 and the six months ended June 30, 2016.

(g)
Primarily reflects accelerated share-based compensation expense relating to Beam stock options that vested in connection with the Acquisition in 2011 and incentive compensation charges in 2012 related to the Acquisition.

(h)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(i)
Reflects financial, legal and other transaction-related advisory fees in 2011 relating to the Acquisition and legal fees incurred in 2012, 2013, 2014, 2015 and the six months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition, as well as certain fees and expenses we incurred in 2015 and the six months ended June 30, 2016 in connection with this offering.

(j)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(k)
Reflects legal judgment in favor of us associated with Beam value-added tax dispute recorded in other (income) expenses.

(l)
The adjustments to net income (loss) attributable to Acushnet Holdings Corp. have been tax effected at the applicable statutory rate with the exception of the fair value of the common stock warrants and certain transaction costs which are permanent items for tax purposes, and therefore, have not been tax effected.
(3)
Free Cash Flow represents cash flows provided by (used in) operating activities less capital expenditures. We believe Free Cash Flow is useful to investors because it represents the cash that our operating business generates before taking into account capital expenditures. Free Cash Flow is not a measurement of liquidity under GAAP. It should not be considered as an alternative to cash flows provided by (used in) operating activities as a measure of our liquidity or any other measure of liquidity derived in accordance with GAAP. Free Cash Flow has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Free Cash Flow is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

The following table provides a reconciliation of cash flows provided by (used in) operating activities to Free Cash Flow:

	Predecessor	Successor
	January 1 - July 29,	July 30 - December 31,					Six months ended June 30,
			Year ended December 31,

	2011(a)	2011(a)	2012	2013	2014	2015	2015	2016
	(in thousands)
Cash flows provided by (used in) operating activities	$26,591	$24,489	$55,506	$78,795	$54,113	$91,830	$36,070	$55,487
Capital expenditures	(10,907)	(8,376)	(27,209)	(46,459)	(23,527)	(23,201)	(10,409)	(8,116)

Free Cash Flow	$15,684	$16,113	$28,297	$32,336	$30,586	$68,629	$25,661	$47,371

(a)
In connection with the Acquisition, we issued (i) an aggregate principal amount of $362.5 million of our Convertible Notes and (ii) an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 (which aggregate principal amount of 7.5% bonds due 2021 was $34.5 million as of June 30, 2016). All of our outstanding Convertible Notes will convert into shares of our common stock prior to the closing of this offering and Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all our outstanding 7.5% bonds due 2021. Free Cash Flow has not been adjusted to exclude any historical impact from the interest expense on our Convertible Notes and our 7.5% bonds due 2021, which interest expense totaled $17.0 million for the successor period from July 30 through December 31, 2011 and $42.7 million, $40.3 million, $38.0 million, $35.4 million, $16.5 million and $15.1 million for the years ended December 31, 2012, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively. For the predecessor period from January 1, 2011 through July 29, 2011 there was no interest expense from our Convertible Notes and our 7.5% bonds due 2021 as such securities were not outstanding during that period.

(a)
The table below sets forth Free Cash Flow and a reconciliation of cash flows provided by (used in) operating activities to Free Cash Flow on a combined basis for the year ended December 31, 2011. The unaudited cash flows provided by (used in) operating activities, capital expenditures and Free Cash Flow for the year ended December 31, 2011 represents the mathematical addition of our Predecessor's cash flows provided by (used in) operating activities, capital expenditures and Free Cash Flow from January 1, 2011 to July 29, 2011, and the Successor's cash flows provided by (used in) operating activities, capital expenditures and Free Cash Flow from July 30, 2011 to December 31, 2011. We have included the foregoing unaudited combined financial information as a convenience solely for the purpose of facilitating a comparison of the combined results with our other years presented and the Company believes that the presentation of this measure on a combined basis is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred.

2011 Combined Period
(in thousands)
Cash flows provided by (used in) operating activities	$51,080
Capital expenditures	(19,283)

Free Cash Flow	$31,797

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with "Selected Consolidated Financial Data" and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

Overview

        We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, which are widely recognized for their quality excellence. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wear brands. We own or control the design, sourcing, manufacturing, packaging and distribution of our products. In doing so, we are able to exercise control over every step of the manufacturing process.

        Our target market is dedicated golfers, who are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe that dedicated golfers are the most consistent purchasers of golf products and estimate that while they represented only approximately 15% of all United States golfers, they accounted for more than 40% of total rounds played and approximately 70% of all golf equipment and gear spending in the United States during 2014. We also believe dedicated golfers account for an outsize share of golf equipment and gear spending outside the United States and purchase a significant portion of the golf wear products worldwide.

        We have demonstrated sustained, resilient and stable revenue and Adjusted EBITDA growth over the past five years, despite challenges related to demographic, macroeconomic and weather related conditions. Our differentiated focus on performance and quality excellence, enduring connections with dedicated golfers, and favorable and market-differentiating mix of consumable and durable products have been the key drivers of our strong financial performance. We increased our net sales from $1,336.1 million for the year ended December 31, 2011 (on a combined basis) to $1,503.0 million for the year ended December 31, 2015, representing a CAGR of 3%. See "Selected Consolidated Financial Data." On a constant currency basis, net sales grew at a CAGR of 6% over this same period. See "—Key Performance Measures" for a discussion of how we calculate constant currency information.

        We have the following reportable segments: Titleist golf balls; Titleist golf clubs; Titleist golf gear; and FootJoy golf wear.

        Our net sales are diversified by both product category and mix as well as geography:

  •
  Titleist golf balls, Titleist golf clubs, Titleist golf gear, and FootJoy golf wear accounted for 36%, 26%, 9% and 28%, respectively, of net sales for the year ended December 31, 2015.

  •
  Consumable products, which we consider to be golf balls and golf gloves, collectively represented 43% of our net sales for the year ended December 31, 2015, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, collectively represented 57% of our net sales for the year ended December 31, 2015.

  •
  The United States, Europe, the Middle East and Africa, or EMEA, Japan, Korea, and the rest of the world accounted for 54%, 13%, 12%, 10% and 11%, respectively, of net sales for the year ended December 31, 2015.

        Our top ten customers accounted for 21%, 21% and 22% of our net sales for the years ended December 31, 2013, 2014 and 2015, respectively, with no one customer accounting for more than 10% of our net sales in any such period. For the year ended December 31, 2015, 86% of our net sales were generated in five countries: the United States, Japan, Korea, the United Kingdom and Canada.

        Gross margin for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016 was 49.6%, 49.3%, 51.6%, 52.5% and 50.9%, respectively. Operating margin for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016 was 7.8%, 6.8%, 7.8%, 13.2% and 13.9%, respectively.

        We increased our Adjusted EBITDA from $138.4 million for the year ended December 31, 2011 (on a combined basis) to $214.7 million for the year ended December 31, 2015, representing a CAGR of 12%. Our Adjusted EBITDA margin, which we define as Adjusted EBITDA divided by net sales, improved each year during such five-year period, increasing from 10.3% for the year ended December 31, 2011 to 14.3% for the year ended December 31, 2015. For a reconciliation of Adjusted EBITDA to net income (loss) attributable to Acushnet Holdings Corp., see "Selected Consolidated Financial Data."

        On July 29, 2011, Acushnet Holdings Corp. (at the time known as Alexandria Holdings Corp.), an entity owned by Fila Korea and the Financial Investors, purchased all of the issued and outstanding common stock of Acushnet Company from Beam, which we refer to as the Acquisition.

        In connection with the Acquisition, Acushnet Holdings Corp. issued the following securities: (i) an aggregate of 9,000,000 shares of our common stock for an issue price of $100.0 million, (ii) an aggregate of 1,838,027 shares of our Convertible Preferred Stock for an issue price of $183.8 million, (iii) an aggregate principal amount of $362.5 million of our Convertible Notes and (iv) an aggregate principal amount of $172.5 million of 7.5% bonds due 2021 with related warrants to purchase our common stock (which aggregate principal amount of 7.5% bonds due 2021 was $34.5 million as of June 30, 2016). All of our outstanding Convertible Preferred Stock and all of our outstanding Convertible Notes will convert into shares of our common stock prior to the closing of this offering. Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

        Also in connection with the Acquisition, we issued secured floating rate notes in an aggregate principal amount of $500.0 million and entered into a senior revolving credit facility and a senior term loan credit facility. On April 27, 2016, we entered into the new credit agreement, which provides for (i) a $275.0 million multi-currency revolving credit facility, (ii) a $375.0 million term loan A facility and (iii) a $100.0 million delayed draw term loan A facility. On July 28, 2016, we used the proceeds of the new $375.0 million term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, the secured floating rate notes and certain of our other working credit facilities, (ii) terminate our former senior revolving credit facility and (iii) pay fees and expenses related to the foregoing. We refer to the entering into of the new credit agreement and the use of $375.0 million of borrowings under the new term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, the secured floating rate notes and certain of our other working credit facilities, (ii) terminate the senior revolving credit facility referred to above and (iii) pay fees and expenses related to the foregoing, as the Refinancing. In addition, on June 30, 2016, we used cash on hand and borrowings under the senior revolving credit facility referred to above to repay all amounts outstanding under, and terminate, the senior term loan facility referred to above.

  Key Factors Affecting Our Results of Operations

  Rounds of Play

        We generate substantially all of our sales from the sale of golf-related products, including golf balls, golf clubs, golf shoes, golf gloves, golf gear and golf apparel. The demand for golf-related products in general, and golf balls in particular, is directly related to the number of golf participants and the number of rounds of golf being played by these participants.

  Weather Conditions

        Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months and, to a lesser extent, during the hot weather months. Unfavorable weather conditions in our major markets, such as a particularly long winter, a cold and wet spring, or an extremely hot summer, would reduce the number of playable days and rounds played in a given year, which would result in a decrease in the amount spent by golfers and golf retailers on our products, particularly with respect to consumable products such as golf balls and golf gloves. Our results in 2013 and 2014 were negatively impacted by unfavorable weather conditions in our major markets. Unusual or severe weather conditions throughout the year, such as storms or droughts or other water shortages, can negatively affect golf rounds played both during the events and afterward, as weather damaged golf courses are repaired and golfers focus on repairing the damage to their homes, businesses and communities. Consequently, sustained adverse weather conditions, especially during the warm weather months, could impact our sales. Adverse weather conditions may have a greater impact on us than other golf equipment companies as we have a large percentage of consumable products in our product portfolio, and the purchase of consumable products are more dependent on the number of rounds played in a given year.

  Economic Conditions

        Our products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to spend their time and money to play golf and make discretionary purchases of golf products when economic conditions are favorable and when consumers are feeling confident and prosperous. Discretionary spending on golf and the golf products we sell is affected by consumer spending habits as well as by many macroeconomic factors, including general business conditions, stock market prices and volatility, corporate spending, housing prices, interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. Consumers may reduce or postpone purchases of our products as a result of shifts in consumer spending habits as well as during periods when economic uncertainty increases, disposable income is lower, or during periods of actual or perceived unfavorable economic conditions. For example, the recession related to the U.S. financial crisis beginning in 2007 led to slower economic activity, decreased stock prices and increased volatility, depressed housing prices, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, and adverse business conditions (including reduced corporate profits and capital spending), which adversely affected our business, financial condition and results of operations. The effects of the recession are still being felt today in the golf industry as we believe consumers have become more cautious with their discretionary purchases and this trend may continue. For example, corporate spending on golf equipment has remained at lower levels since the financial crisis as evidenced by the lower volume of balls in our custom logo business being sold to companies as compared to before the crisis.

  Demographic Factors

        Golf is a recreational activity that requires time and money and different generations and socioeconomic and ethnic groups use their leisure time and discretionary funds in different ways. The golf industry has been principally driven by the age cohort of 30 and above, currently "gen-x" (age 30-49) and "baby boomers" (age 50-69), who have the time and money to engage in the sport. In the United States, there are approximately 8.7 million gen-x golfers and approximately 6.6 million baby boomer golfers, representing in aggregate approximately 63% of total golfers in the United States. Since a significant number of baby boomers have yet to retire, we anticipate growth in spending from this demographic as it has been demonstrated that rounds of play increase significantly as those in this cohort reach retirement.

        Golf participation among younger generations and certain socioeconomic and ethnic groups may not prove to be as popular as it is among the current gen-x and baby boomer generations. In such case, sales of our products could be negatively impacted.

  Seasonality

        Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months. In general, during the first quarter, we begin selling our products into the golf retail channel for the new golf season. This initial sell-in generally continues into the second quarter. Our second-quarter sales are significantly affected by the amount of sell-through, in particular the amount of higher value discretionary purchases made by customers, which drives the level of reorders of our products sold-in during the first quarter. Our third-quarter sales are generally dependent on reorder business, and are generally less than the second quarter as many retailers begin decreasing their inventory levels in anticipation of the end of the golf season. Our fourth-quarter sales are generally less than the other quarters due to the end of the golf season in many of our key markets, but can also be affected by key product launches, particularly golf clubs. This seasonality, and therefore quarter to quarter fluctuations, can be affected by many factors, including weather conditions as discussed above under "—Weather Conditions" and the timing of new product introductions as discussed below under "—Cyclicality." This seasonality affects sales in each of our reportable segments differently. In general, however, because of this seasonality, a majority of our sales and most of our profitability generally occurs during the first half of the year.

  Cyclicality

        Our sales can also be affected by the launch timing of new products. Product introductions generally stimulate sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. The varying product introduction cycles described below may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

  Titleist Golf Balls Segment

        We launch new Titleist golf ball models on a two-year cycle, with new product launches of Pro V1 and Pro V1x, our premium performance models, generally occurring in the first quarter of odd-numbered years and new product launches of NXT Tour, Velocity and DT, our performance models, generally occurring in the first quarter of even-numbered years. For new golf ball models, sales occur at a higher rate in the year of the initial launch than in the second year. Given the Pro V1 franchise is our highest volume and our highest priced product in this product category, we typically have higher net sales in our Titleist golf ball segment in odd-numbered years.

  Titleist Golf Clubs Segment

        We generally launch new Titleist golf club models on a two-year cycle. Since the fall of 2014, we have generally used the following product launch cycle, and at present we anticipate continuing to use this product launch cycle going forward because we believe it aligns our launches with the purchase habits of dedicated golfers. In general, we launch:

  •
  drivers and fairways in the fourth quarter of even-numbered years, which typically results in an increase in sales of drivers and fairways during such quarter because retailers take on initial supplies of these products as stock inventory, with increased sales generated by such new products continuing the following spring and summer of odd-numbered years;

  •
  irons and hybrids in the fourth quarter of odd-numbered years, with the majority of sales generated by such new products occurring in the following spring and summer of even-numbered years because a higher percentage of our new irons and hybrids as compared to our drivers and fairways are sold through on a custom fit basis and the spring and summer is when golfers tend to make such custom fit purchases;

  •
  Vokey Design wedges in the first quarter of even-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of such even-numbered years;

  •
  Scotty Cameron putters in the first quarter, with the Select models launched in even-numbered years and the Futura models launched in odd-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of the year in which they are launched; and

  •
  Japan-specific VG3 drivers, fairways, hybrids and irons in the spring of even-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of such even-numbered years.

        As a result of this product launch cycle, we generally expect to have higher net sales in our Titleist golf clubs segment in even-numbered years due to the following factors:

  •
  the majority of sales generated by new irons and hybrids launched in the fourth quarter of odd-numbered years is expected to occur in the spring and summer of the following even-numbered years;

  •
  the majority of sales generated by new Vokey Design wedges launched in the first quarter of even-numbered years is expected to occur in such even-numbered years;

  •
  the majority of sales generated by new Scotty Cameron Select line of putters launched in the first quarter of even-numbered years is expected to occur in such even-numbered years;

  •
  the majority of sales generated by new Japan-specific VG3 drivers, fairways, hybrids and irons launched in the spring of even-numbered years is expected to occur in such even-numbered years; and

  •
  the increase in sales of new drivers and fairways launched in the fourth quarter of even-numbered years due to the initial sell-in of these products during such quarter.

  Titleist Golf Gear and FootJoy Golf Wear Segments

        Our FootJoy golf wear and Titleist golf gear businesses are not subject to the same degree of cyclical fluctuation as our golf ball and golf club businesses as new product offerings and styles are generally introduced each year and at different times during the year.

  Foreign Currency

        For the years ended December 31, 2013, 2014 and 2015, 48%, 48% and 46%, respectively, of our net sales were generated outside of the United States by our non-U.S. subsidiaries. Substantially all of these net sales generated outside of the United States were generated in the applicable local currency, which include, but are not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. In contrast, substantially all of the purchases of inventory, raw materials or components by our non-U.S. subsidiaries are made in U.S. dollars. For the year ended December 31, 2015, approximately 87% of our cost of goods sold incurred by our non-U.S. subsidiaries were denominated in U.S. dollars. Because our non-U.S. subsidiaries incur substantially all of their cost of goods sold in currencies that are different from the currencies in which they generate substantially all of their sales, we are exposed to transaction risk attributable to fluctuations in such exchange rates, which can impact the gross profit of our non-U.S. subsidiaries.

        In an effort to protect against adverse changes in foreign exchange rates and minimize foreign currency transaction risk, we take an active approach to currency hedging, which includes among other things, entering into various foreign currency exchange contracts, with the primary goal of providing earnings and cash flow stability. As a result of our active approach to currency hedging, we are able to take a longer term view and more flexible approach towards pricing our products and making cost-related decisions. In taking this active approach, we coordinate with the management teams of our key non-U.S. subsidiaries on an ongoing basis to share our views on anticipated currency movements and make decisions on securing foreign currency exchange contract positions that are incorporated into our business planning and forecasting processes. Because our hedging activities are designed to reduce volatility, they reduce not only the negative impact of a stronger U.S. dollar but could also reduce the positive impact of a weaker U.S. dollar.

        Because our consolidated accounts are reported in U.S. dollars, we are also exposed to currency translation risk when we translate the financial results of our consolidated non-U.S. subsidiaries from their local currency into U.S. dollars. For the years ended December 31, 2013, 2014 and 2015, 48%, 48% and 46%, respectively, of our sales were denominated in foreign currencies. In addition, excluding expenses related to our EAR Plan discussed below, for the years ended December 31, 2013, 2014 and 2015, 32%, 32% and 30%, respectively, of our operating expenses were denominated in foreign currencies (which amounts represent substantially all of the operating expenses incurred by our non-U.S. subsidiaries). Fluctuations in foreign currency exchange rates may positively or negatively affect our reported financial results and can significantly affect period-over-period comparisons. For example, our reported net sales in regions outside the United States for the 2014 and 2015 fiscal years and the six months ended June 30, 2016 were negatively affected by the translation of foreign currency sales into U.S. dollars based on 2014, 2015 and 2016 exchange rates, respectively.

  Recent Customer Event

        On September 14, 2016, Golfsmith International Holdings LP, a specialty golf retailer and one of our largest customers in each of the years ended December 31, 2013, 2014, 2015 and the six months ended June 30, 2016, announced that (i) its U.S.-based business, Golfsmith International Holdings, Inc., or Golfsmith, which reportedly currently operates 109 stores in the United States, commenced a Chapter 11 case under Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware, or the Chapter 11 proceedings, and (ii) its Canada-based business, Golf Town Canada Inc., or Golf Town, which reportedly currently operates 55 stores in Canada, commenced creditor protection proceedings under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice (Commercial List).

        In connection with the Chapter 11 proceedings, Golfsmith (i) entered into a support agreement with certain of its secured creditors with respect to a recapitalization and restructuring transaction, (ii) announced that it would undertake an operational restructuring that will result in the closing of certain underperforming stores and the sale of excess inventory, (iii) reached agreement with its secured lenders to acquire the equity ownership of Golfsmith and (iv) announced that it will explore the potential for an alternative sale transaction. On October 6, 2016, the United States Bankruptcy Court approved certain procedures as well as a schedule for the proposed alternative sale, which procedures provide for (i) an auction of Golfsmith to take place on October 19, 2016 and (ii) a hearing by the United States Bankruptcy Court on October 31, 2016, to consider approval of a going concern sale transaction in the event that is the successful bid at the auction, or on October 24, 2016, to consider approval of an alternative sale transaction if there is no successful bid for a going concern sale transaction.

        Golfsmith International Holdings LP also announced that, in addition to commencing creditor protection proceedings in Canada, it has entered into a definitive asset purchase agreement for the sale of its Golf Town business to an entity to be controlled by a purchaser group led by Fairfax Financial Holdings Limited and certain investment funds managed by Signature Global Asset Management, a division of CI Investments Inc., which sale is expected to close on October 31, 2016.

        We grant credit, generally without collateral, to our retailers and distributors, including Golfsmith. As a result of these proceedings, any receivables we have outstanding with Golfsmith International Holdings LP, which totaled $7.2 million as of the date of the filings, may be compromised. In addition, we may be the subject of avoidance actions with respect to payments received from Golfsmith

International Holdings LP within a statutory period prior to the bankruptcy petition date. No such avoidance action has been filed to date, and may never be filed. We would vigorously defend any such avoidance actions, although the outcome of any such actions would be uncertain.

        We cannot predict the timing or the outcome of the Golfsmith International Holdings LP proceedings discussed above. These proceedings and the terms of any acquisition or alternative sale of Golfsmith may result in the closure of a significant number of Golfsmith's stores and a failure to complete such sale may result in the closure and liquidation of all of Golfsmith. It is expected that certain Golf Town stores will also be closed in connection with the proposed sale of Golf Town. We cannot predict the impact that the foregoing will have on us or the golf industry in general, and these matters may materially adversely affect our business, financial condition and results of operations, particularly during the fourth quarter of 2016 and calendar year 2017.

  Key Performance Measures

        We use various financial metrics to measure and evaluate our business, including, among others: (i) net sales on a constant currency basis, (ii) Adjusted EBITDA on a consolidated basis, (iii) Adjusted EBITDA margin and (iv) segment operating income.

        Since 48%, 48% and 46% of our net sales for the years ended December 31, 2013, 2014 and 2015, respectively, were generated outside of the United States, we use net sales on a constant currency basis to evaluate the sales performance of our business in period over period comparisons and for forecasting our business going forward. Constant currency information allows us to estimate what our sales performance would have been without changes in foreign currency exchange rates. This information is calculated by taking the current period local currency sales and translating them into U.S. dollars based upon the foreign currency exchange rates for the applicable comparable prior period. This constant currency information should not be considered in isolation or as a substitute for any measure derived in accordance with GAAP. Our presentation of constant currency information may not be consistent with the manner in which similar measures are derived or used by other companies.

        We primarily use Adjusted EBITDA on a consolidated basis to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding pricing of our products, go to market execution and costs to incur across our business. We define Adjusted EBITDA in a manner consistent with the term "Consolidated EBITDA" as it is defined in our new credit agreement. Adjusted EBITDA is not a measurement of financial performance under GAAP. It should not be considered an alternative to net income (loss) attributable to Acushnet Holdings Corp. as a measure of our operating performance or any other measure of performance derived in accordance with GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. For a reconciliation of Adjusted EBITDA to net income (loss) attributable to Acushnet Holdings Corp., see "—Results of Operations."

        We also use Adjusted EBITDA margin, which measures our Adjusted EBITDA as a percentage of net sales, because our management uses it to evaluate the effectiveness of our business strategies, assess our consolidated operating performance and make decisions regarding pricing of our products, go to market execution and costs to incur across our business. We present Adjusted EBITDA margin as a supplemental measure of our operating performance because it excludes the impact of certain items that we do not consider indicative of our ongoing operating performance. By presenting Adjusted EBITDA margin, we provide a basis for comparison of our business operations between different periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA margin is not a measurement of financial performance under GAAP. It should not be considered an alternative to any measure of performance derived in accordance with GAAP. In addition, Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items, or affected by similar non-recurring items. Adjusted EBITDA margin has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of Adjusted EBITDA margin is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

        Lastly, we use segment operating income to evaluate and assess the performance of each of our reportable segments and to make budgeting decisions.

Components of Results of Operations

  Net Sales

        Sales are recognized in accordance with Accounting Standards Codification, or ASC, 605, "Revenue Recognition" upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer, and include the amounts billed to customers for shipping and handling, net of an allowance for discounts, sales returns, customer sales incentives (which include sales-based rebates, off-invoice discounts and in-store price reduction programs) and cooperative advertising.

        Our business is seasonal and cyclical. See "—Overview—Key Factors Affecting Our Results of Operations." As a result, our net sales fluctuate depending on the quarter, which often affects the comparability of our interim results sequentially. Net sales are historically higher in the first half of the year.

  Cost of Goods Sold; Gross Profit and Gross Margin

        Cost of goods sold includes all material, labor and packaging costs, inbound freight and duty costs, manufacturing overhead, including electricity, utilities and depreciation expenses associated with assets used in the production of products that we manufacture. Cost of goods sold also includes gains and losses on foreign currency exchange contracts, reserves for estimated warranty expenses, and the write-down of inventory deemed to be obsolete or below net realizable value.

        Amounts billed to customers for shipping and handling are included in net sales as discussed above and outbound shipping and handling costs associated with preparing goods to ship to customers are included in selling, general and administrative expenses as discussed below. As a result, our gross profit may not be comparable to that of other companies that include outbound shipping and handling costs in their cost of goods sold. Shipping and handling costs included in selling, general and administrative expenses were $28.1 million, $30.5 million, $32.6 million, $18.7 million and $18.4 million for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively.

        Gross profit is equal to our net sales less cost of goods sold. Gross margin measures our gross profit as a percentage of sales.

        On a consolidated basis for the year ended December 31, 2015, approximately 87% of our total cost of goods sold was variable in nature and was comprised of materials and components, direct labor and elements of variable overhead. Of this amount, nearly 82% was material or component costs. Specific to the products that we manufacture, variable costs comprise a substantial portion of the total cost of our golf clubs, golf shoes and golf gloves while variable costs constitute a smaller percentage, though still more than a majority, of the total cost of our golf ball business, with the remainder related to fixed overhead. As such, increases or decreases in actual production volume can have a greater effect on the cost of golf balls produced through higher or lower absorption of fixed overhead. Our Titleist golf gear and FootJoy apparel products are wholly-sourced from third-party suppliers.

        For products that we manufacture, we purchase raw materials from both domestic and international suppliers. Raw materials include polybutadiene and ionomers for the manufacturing of golf balls, titanium and steel for the manufacturing of golf clubs, leather and synthetic fabrics for the manufacturing of golf shoes and golf gloves, and resin and other petroleum-based materials for a number of our products. Certain of our materials are subject to supply and demand fluctuations in the commodity market and, as such, these fluctuations can have an impact on our cost of goods sold.

        While our non-U.S. subsidiaries generate substantially all of their net sales in the applicable local currency, including, but not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar, such subsidiaries purchase substantially all of their inventory, raw materials or components in U.S. dollars. For example, for the year ended December 31, 2015, approximately 87% of our non-U.S. cost of goods sold were denominated in U.S. dollars. If the U.S. dollar strengthens against the applicable local currency, more local currency will be needed to purchase the same amount of cost of goods sold denominated in U.S. dollars which can have a significant impact on our consolidated cost of goods sold, gross profit and gross profit margin. In an effort to protect against adverse changes in foreign exchange rates and minimize foreign currency transaction risk, we take an active approach to currency hedging, which includes among other things, entering into various foreign currency exchange contracts, with the primary goal of providing earnings stability. As a result of our active approach to currency hedging, we are able to take a longer term view and more flexible approach towards pricing our products and making cost-related decisions. See "—Key Factors Affecting Our Results of Operations—Foreign Currency" for further discussion of the impact of foreign currency fluctuations on our cost of goods sold, gross profit and gross profit margin and the actions we take to mitigate such impact.

        Gross margin can be impacted by changes in average selling prices (which is driven by changes in the mix of products sold, price increases and closeouts) and increases and decreases in material, labor and overhead costs as well as the effects of foreign currency fluctuations.

  Operating Expenses

        Our operating expenses consist of selling, general and administrative expenses, R&D expenses, intangible amortization and restructuring charges.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses primarily consist of selling expenses, advertising and promotion expenses and corporate services expenses. All three categories of selling, general and administrative expenses include personnel costs, such as salaries, benefits, share-based compensation and incentives related to our employees.

        Because 32.8%, 31.2%, 30.0%, 30.2% and 29.5% of our selling, general and administrative expenses for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively, were incurred by our non-U.S. subsidiaries in local currencies, these expenses may be affected by changes in foreign currency exchange rates. We calculate the impact of changes in foreign currency exchange rates on operating expenses to allow us to estimate what operating expenses would have been without changes in foreign currency exchange rates.

        Selling expenses include marketing and sales administration compensation and costs, distribution expenses and field sales compensation. Distribution expenses also include outbound shipping and handling costs associated with preparing goods to ship to customers and costs to operate our distribution facilities. For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, excluding expenses associated with the EAR Plan, selling expenses were $225.0 million, $233.2 million, $238.5 million, $123.2 million and $125.0 million, respectively.

        Advertising and promotion expenses include product endorsement arrangements with members of the various professional golf tours, media placement and production costs (television, print and internet), tour support expenses and point-of-sale materials. For the years ended December 31, 2013,

2014 and 2015 and the six months ended June 30, 2015 and 2016, excluding expenses associated with the EAR Plan, advertising and promotion expenses were $203.3 million, $200.8 million, $202.7 million, $111.5 million and $113.5 million, respectively.

        Corporate services expenses consist of expenses related to company-wide administrative expenses, including finance, information technology, legal and professional fees, human resources and the cost of corporate headquarters. For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, excluding expenses associated with the EAR Plan, corporate services expenses were $113.4 million, $121.1 million, $120.3 million, $57.3 million and $68.3 million, respectively. We expect to incur additional corporate services expenses in connection with this offering and as a result of preparation to become a public company that will be expensed as incurred. These costs include expenses related to legal fees, certain audit and quarterly financial reviews, compliance with Section 404 of the Sarbanes Oxley Act of 2002, or the Sarbanes Oxley Act, board of director recruitment, and advisory accounting and other costs to ensure that our financial statements comply with applicable SEC rules.

        Share-based compensation related to our employees includes the expense associated with equity compensation for key management employees such as our EARs. Pursuant to the EAR Plan, we granted cash-settled EARs to designated employees. The EARs vest over a four year period based on passage of time, Adjusted EBITDA performance and an internal rate of return as defined by the EAR Plan. All outstanding EARs under the EAR Plan vested as of December 31, 2015. Payment is equal to the common stock equivalent (as defined in the EAR Plan), or CSE, value less grant date value multiplied by the number of vested CSEs. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date. Subsequent to our initial public offering, we will have the option to settle up to 50% of our outstanding EARs using our common stock. However, it is currently our intention to settle the entire amounts due under the EARs in cash, which payments we expect to fund from cash flows from operations, borrowings under our new revolving credit facility and borrowings under our new delayed draw term loan A facility. The EARs are liability-classified awards and were remeasured at each reporting period based on the then-current projection of our CSE value. See "—Critical Accounting Policies and Estimates—Share-Based Compensation." For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015, expenses associated with the EARs were $28.3 million, $50.7 million, $45.8 million and $22.7 million, respectively, of which $26.7 million, $47.7 million, $42.6 million and $20.9 million, respectively, was included in selling, general and administrative expenses. For the six months ended June 30, 2016, there were no expenses associated with the EARs included in selling, general and administrative expenses. We may incur additional material expenses in 2016 in connection with the outstanding EARs. For the six months ended June 30, 2016, we incurred expenses of $1.0 million associated with RSUs and PSUs granted under the 2015 Incentive Plan to designated employees in the second quarter of 2016, of which $0.8 million was included in selling, general and administrative expenses. We expect to incur additional selling, general and administrative expenses with respect to such equity-based grants, and any additional equity-based grants, in future periods. See "—Critical Accounting Policies and Estimates—Share-Based Compensation."

        Our selling, general and administrative expenses reported on a consolidated basis can also be impacted by fluctuations in foreign currency rates. We expect our selling, general and administrative expenses will increase in future periods due to additional staffing, legal fees, and reporting and compliance costs associated with being a public company, including compliance with the Sarbanes-Oxley Act.

        Selling, general and administrative expenses in the aggregate as a percentage of net sales were 38.5%, 39.2%, 40.2%, 36.3% and 34.0% for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively. Excluding the expense associated with the EAR Plan and transaction fees discussed above, selling, general and administrative expenses as a percentage of net sales would have been 36.6%, 36.0%, 37.2%, 33.8% and 33.0% for the same respective periods.

  Research and Development

        R&D expenses include product development, product improvement, product engineering, and process improvement costs and are expensed as incurred. R&D expenses as a percentage of net sales have been generally consistent for the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015 and 2016, at 2.9%, 2.9%, 3.1%, 2.6% and 2.5%, respectively, reflecting our continuing commitment to investment in product innovation. Excluding the expense associated with EAR Plan discussed above, R&D expenses as a percentage of net sales would have been 2.8%, 2.7%, 2.9%, 2.5% and 2.5% for the same respective periods. For the six months ended June 30, 2016, there were no expenses associated with the EARs included in R&D expenses. For the six months ended June 30, 2016, we began incurring R&D expenses associated with RSUs and PSUs granted under the 2015 Incentive Plan to designated employees in the second quarter of 2016. We expect to incur additional R&D expenses with respect to such equity-based grants, and any additional equity-based grants, in future periods. See "—Critical Accounting Policies and Estimates—Share-Based Compensation."

  Intangible Amortization

        Intangible assets other than goodwill are amortized over their useful lives in accordance with ASC 350, unless those lives are determined to be indefinite. Intangible amortization expense is primarily related to our completed technology and customer relationships, which arose through purchase accounting related to the Acquisition. The weighted average amortization period is 13 years for completed technology and 20 years for customer relationships.

  Restructuring Charges

        Restructuring charges represent costs incurred as a result of our reorganization initiatives and include employee severance costs and related benefits.

  Interest Expense, Net

        Interest expense, net, consists primarily of interest on borrowings under our Convertible Notes, bonds with common stock warrants, secured floating rate notes, former credit facilities and other credit facilities and our capital lease obligations, partially offset by interest earned on our cash and cash equivalents. Our interest income has not been significant due to low interest earned on invested balances.

        After giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering, the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016, and the Refinancing, we expect our annual interest expense to be significantly lower than it was prior to such transactions.

  Other (Income) Expense, Net

        Other (income) expense, net primarily consists of the non-cash change in the fair value of our common stock warrants and any change in the value of the indemnification asset related to the Acquisition. Our common stock warrants were issued in connection with our 7.5% bonds due 2021 in connection with the Acquisition. We classify these warrants to purchase common stock as a liability on our consolidated balance sheet as the warrants are free-standing financial instruments that may result in the issuance of a variable number of our common shares. The common stock warrants are re-measured to fair value at each reporting date and changes in the fair value of the common stock warrants are recognized as other (income) expense, net on our consolidated statement of operations. The fair value of the common stock warrants is determined using the contingent claims methodology and is impacted by a number of variables including the business enterprise value of the Company, volatility and the risk-free rate. An increase in the fair value of the common stock warrants results in an increase in the corresponding liability and as such, is recorded as a loss in other (income) expense, net on our consolidated statement of operations. A decrease in the fair value of the common stock warrants results in a decrease in the corresponding liability and as such, is recorded as a gain in other (income) expense, net on our consolidated statement of operations. The common stock warrants will no longer have an impact on our net income after the exercise of the remaining warrants by Fila Korea, which occurred in July 2016.

        In connection with the Acquisition, Beam agreed to indemnify us for certain tax obligations that relate to periods during which Beam owned Acushnet Company. These tax obligations are recorded in accrued taxes and other noncurrent liabilities, and the related indemnification receivable is recorded in other current and noncurrent assets on the consolidated balance sheet. Any changes in the value of these tax obligations are recorded in income tax expense and the related change in the indemnification asset is recorded in other (income) expense, net on the consolidated statement of income.

  Income Tax Expense

        We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates that are lower than the United States, although U.S. tax is provided on certain of our foreign earnings. Our effective tax rate, or ETR, will vary depending upon the relative proportion of foreign to U.S. earnings, changes in the value and realizability of our deferred tax assets and liabilities, changes in indemnified taxes, changes to tax laws and rulings in the jurisdictions in which we do business, as well as changes to well established international tax principles. Our ETR will also vary due to the recording of non-cash fair value gains and losses related to the common stock warrants which are not tax effected.

  Noncontrolling Interests

        In 1995, we entered into an agreement with our Taiwan supply partners to form a joint venture in China for the purpose of manufacturing our FootJoy golf shoes. The joint venture was formed under the laws of the Cayman Islands and owns an entity organized under the laws of China that is responsible for manufacturing and an entity organized under the laws of Hong Kong that is responsible for facilitating exports and imports in connection with the joint venture. We also maintain a representative office in Taiwan that acts as a liaison between us and our joint venture.

        We own 40% of the joint venture while our partners own the other 60%. We are entitled to appoint two of the five directors of the joint venture and certain enumerated matters require the consent of a majority of the directors appointed by us and certain other enumerated matters, including an amendment to the joint venture's organizational documents, require a special resolution passed by 75% of the outstanding shares, which means we must consent to such matters.

        The joint venture is obligated under the terms of the joint venture agreement to manufacture shoes solely for us. The joint venture cannot exist without this activity and orders made by us. The joint venture is a variable interest entity, or VIE. As a result of our ability to direct the activities that most significantly impact the joint venture's economic performance and because the sole purpose of the joint venture is to manufacture our golf shoes, we are deemed the primary beneficiary of the VIE under Accounting Standards Codification 810 and we consolidate the accounts of the joint venture in our consolidated financial statements. The noncontrolling interests represent the 60% interest in the joint venture that we do not own.

Results of Operations

        The following table sets forth, for the periods indicated, our results of operations.

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Net sales	$1,477,219	$1,537,610	$1,502,958	$862,874	$902,995
Cost of goods sold	744,090	779,678	727,120	409,929	443,754

Gross profit	733,129	757,932	775,838	452,945	459,241
Operating expenses:
Selling, general and administrative	568,421	602,755	604,018	313,007	306,771
Research and development	42,152	44,243	45,977	22,628	22,823
Intangible amortization	6,704	6,687	6,617	3,313	3,303
Restructuring charges	955	—	1,643	—	642

Income from operations	114,897	104,247	117,583	113,997	125,702

Interest expense, net	68,149	63,529	60,294	30,530	28,404
Other (income) expense, net	5,285	(1,348)	25,139	9,934	3,838

Income before income taxes	41,463	42,066	32,150	73,533	93,460
Income tax expense	17,150	16,700	27,994	36,919	39,438

Net income	24,313	25,366	4,156	36,614	54,022
Less: Net income attributable to noncontrolling interests	(4,677)	(3,809)	(5,122)	(3,158)	(1,953)

Net income (loss) attributable to Acushnet Holdings Corp.	$19,636	$21,557	$(966)	$33,456	$52,069

Adjusted EBITDA:
Net income (loss) attributable to Acushnet Holdings Corp.	$19,636	$21,557	$(966)	33,456	52,069
Income tax expense	17,150	16,700	27,994	36,919	39,438
Interest expense, net	68,149	63,529	60,294	30,530	28,404
Depreciation and amortization	39,423	43,159	41,702	21,270	20,550
EAR Plan(a)	28,258	50,713	45,814	22,665	—
Shared-based compensation(b)	3,461	1,977	5,789	1,914	964
One-time executive bonus(c)	—	—	—	—	7,500
Restructuring charges(d)	955	—	1,643	—	642
Thailand golf ball manufacturing plant start-up costs(e)	2,927	788	—	—	—
Transaction fees(f)	551	1,490	2,141	538	8,965
Beam indemnification expense (income)(g)	6,345	1,386	(3,007)	(4,718)	(485)
(Gains) losses on the fair value of our common stock warrants(h)	(976)	(1,887)	28,364	14,778	6,112
Other non-cash gains, net	(149)	(628)	(169)	(121)	(295)
Nonrecurring expense (income)(i)	—	—	—	—	(1,467)
Net income attributable to noncontrolling interests(j)	4,677	3,809	5,122	3,158	1,953

Adjusted EBITDA	$190,407	$202,593	$214,721	160,389	164,350

Adjusted EBITDA margin	12.9%	13.2%	14.3%	18.6%	18.2%

(a)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and remeasurement of the liability at each reporting period based on the then-current projection of our CSE value. See "—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)
For the years ended December 31, 2013, 2014 and 2015 and the six months ended June 30, 2015, reflects compensation expense associated with the exercise of substitute stock options by an executive, which were granted in connection with the Acquisition. All such stock options have been exercised. For the six months ended June 30, 2016, reflects compensation expenses with respect to equity-based grants under the 2015 Incentive Plan which were made in the second quarter of 2016.

(c)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(d)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in 2013, 2015 and the six months ended June 30, 2016.

(e)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(f)
Reflects legal fees incurred in 2013, 2014, 2015 and the six months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in 2015 and the six months ended June 30, 2016 in connection with this offering.

(g)
Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(h)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(i)
Reflects legal judgment in favor of us associated with the Beam value-added tax dispute recorded in other (income) expense.

(j)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.

  Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015

  Net Sales

        Net sales increased by $40.1 million, or 4.6%, to $903.0 million for the six months ended June 30, 2016 compared to $862.9 million for the six months ended June 30, 2015. On a constant currency basis, net sales would have increased by $48.7 million, or 5.6%, to $911.6 million. The increase in net sales on a constant currency basis was due to an increase of $20.8 million in net sales of Titleist golf clubs driven by the new wedges and irons introduced in the first quarter of 2016 and fourth quarter of 2015, respectively, an increase of $17.4 million in net sales of FootJoy golf wear driven by sales volume growth in apparel and gloves, and an increase of $9.3 million in net sales of Titleist golf gear driven by sales volume growth in all categories. These net sales increases were offset partially by a decrease of $5.3 million in net sales of Titleist golf balls. The remaining increase in net sales was due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments.

        Net sales by reportable segment is summarized as follows:

	Six months ended June 30,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2015	2016	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$304,665	$296,249	$(8,416)	(2.8)%	$(5,277)	(1.7)%
Titleist golf clubs	220,531	240,296	19,765	9.0%	20,763	9.4%
Titleist golf gear	76,185	84,334	8,149	10.7%	9,348	12.3%
FootJoy golf wear	249,160	264,030	14,870	6.0%	17,443	7.0%

        For further discussion of each reportable segment's results, see "—Segment Results—Titleist Golf Balls Segment," "—Segment Results—Titleist Golf Clubs Segment," "—Segment Results—Titleist Golf Gear Segment" and "—Segment Results—FootJoy Golf Wear Segment" results below.

        Net sales information by region is summarized as follows:

	Six months ended June 30,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2015	2016	$ change	% change	$ change	% change
	(in thousands)
United States	$471,992	$482,684	$10,692	2.3%	$10,692	2.3%
EMEA	126,929	137,656	10,727	8.5%	14,479	11.4%
Japan	95,684	107,574	11,890	12.4%	4,820	5.0%
Korea	71,755	82,444	10,689	14.9%	16,835	23.5%
Rest of world	96,514	92,637	(3,877)	(4.0)%	1,917	2.0%

Total sales	$862,874	$902,995	$40,121	4.6%	$48,743	5.6%

        Net sales in the United States increased by $10.7 million, or 2.3%, to $482.7 million for the six months ended June 30, 2016 compared to $472.0 million for the six months ended June 30, 2015. This increase in net sales in the United States was due to an increase of $9.1 million in net sales of Titleist golf clubs and an increase of $4.2 million in net sales of FootJoy golf wear, offset partially by a decrease of $4.5 million in net sales of Titleist golf balls.

        Our sales in regions outside of the United States increased by $29.4 million, or 7.5%, to $420.3 million for the six months ended June 30, 2016 compared to $390.9 million for the six months ended June 30, 2015. On a constant currency basis, net sales in such regions would have increased by $38.1 million, or 9.7%, to $429.0 million, driven by an increase of $13.3 million in net sales of FootJoy golf wear, an increase of $11.7 million in net sales of Titleist golf clubs, and an increase of $8.7 million in net sales of Titleist golf gear, offset partially by a decrease of $0.8 million in net sales of Titleist golf balls.

        More information on our sales by reportable segment and by region can be found in Note 15—Segment Information to our unaudited consolidated financial statements.

  Gross Profit

        Gross profit increased by $6.3 million to $459.2 million for the six months ended June 30, 2016 compared to $452.9 million for the six months ended June 30, 2015. Gross margin decreased to 50.9% for the six months ended June 30, 2016 compared to 52.5% for the six months ended June 30, 2015. The increase in gross profit was largely driven by a $10.7 million increase in gross profit in Titleist golf clubs due to increases in average selling prices of newly introduced wedges and irons and higher golf club sales volumes. The decrease in gross margin was primarily due to lower gains on foreign currency exchange contracts compared to the six months ended June 30, 2015.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased by $6.2 million to $306.8 million for the six months ended June 30, 2016 compared to $313.0 million for the six months ended June 30, 2015. Excluding the expense associated with our EAR Plan recorded in 2015, selling, general and administrative expenses would have increased by $14.7 million to $306.8 million for the six months ended June 30, 2016 compared to $292.1 million for the six months ended June 30, 2015. This increase was due to a $17.2 million aggregate increase primarily attributable to $9.0 million in transaction costs related to this offering, a $7.5 million one-time executive bonus, $3.8 million in additional marketing and promotional costs related to our new golf club product launches, FootJoy eCommerce and women's golf apparel initiatives, $1.5 million in additional legal and professional fees, partially offset by a decrease of $2.5 million in associate incentive compensation accruals. This increase was offset by a $2.5 million favorable impact of changes in foreign currency exchange rates.

  Research and Development

        R&D expenses increased by $0.2 million to $22.8 million for the six months ended June 30, 2016 compared to $22.6 million for the six months ended June 30, 2015. Excluding the expense associated with our EAR Plan recorded in 2015, R&D expenses would have increased by $1.6 million to $22.8 million for the six months ended June 30, 2016 compared to $21.2 million for the six months ended June 30, 2015. As a percentage of consolidated net sales, R&D expenses excluding expenses associated with our EAR Plan were 2.5%, unchanged from the six months ended June 30, 2015.

  Intangible Amortization

        Intangible amortization expenses were $3.3 million for the six months ended June 30, 2016, unchanged, compared to $3.3 million for the six months ended June 30, 2015.

  Restructuring Charges

        Restructuring charges were $0.6 million for the six months ended June 30, 2016 compared to no restructuring changes for the six months ended June 30, 2015.

  Interest Expense, net

        Interest expense decreased by $2.1 million to $28.4 million for the six months ended June 30, 2016 compared to $30.5 million for the six months ended June 30, 2015. This decrease was primarily due to lower average outstanding borrowings during the six months ended June 30, 2016 as a result of the redemption of $34.5 million of the principal of our outstanding 7.5% bonds due 2021 using the proceeds of the exercise of a portion of our outstanding common stock warrants in July 2015, as well as a scheduled repayment of $50.0 million of the principal on our secured floating rate notes in October 2015.

  Other (Income) Expense, net

        Other expense decreased by $6.1 million to $3.8 million for the six months ended June 30, 2016 compared to other expense of $9.9 million for the six months ended June 30, 2015. This change was primarily due to a decrease in the recognized loss on the fair value of the common stock warrants from $14.8 million for the six months ended June 30, 2015 to $6.1 million for the six months ended June 30, 2016. In addition, income of $1.5 million was recorded during the six months ended June 30, 2016 to recognize the legal judgment in favor of us associated with the Beam value-added tax dispute. This net decrease in expense was offset in part by a decrease in the gain related to the adjustment of indemnified tax obligations for tax periods prior to the Acquisition from $4.7 million recorded for the six months ended June 30, 2015 to $0.5 million recorded for the six months ended June 30, 2016.

  Income Tax Expense

        Income tax expense increased by $2.5 million, or 6.8%, to $39.4 million for the six months ended June 30, 2016 compared to $36.9 million for the six months ended June 30, 2015. Our ETR was 42.2% for the six months ended June 30, 2016, compared to 50.2% for the six months ended June 30, 2015. The decrease in ETR was primarily driven by a reduction of non-cash fair value losses on common stock warrants which are not tax effected, an increase in non-deductible transactions costs, a reduction in indemnified tax obligations for periods prior to the Acquisition, and changes to the geographic mix of earnings.

  Net Income Attributable to Acushnet Holdings Corp.

        Net income attributable to Acushnet Holdings Corp. increased by $18.6 million to $52.1 million for the six months ended June 30, 2016 compared to $33.5 million for the six months ended June 30, 2015 as a result of higher income from operations and a decrease in other (income) expense, as discussed in more detail above.

  Adjusted EBITDA

        Adjusted EBITDA increased by $4.0 million to $164.4 million for the six months ended June 30, 2016 compared to $160.4 million for the six months ended June 30, 2015. Adjusted EBITDA margin decreased to 18.2% for the six months ended June 30, 2016 from 18.6% for the six months ended June 30, 2015.

  Segment Results

        Net sales by reportable segment is summarized as follows:

	Six months ended June 30,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2015	2016	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$304,665	$296,249	$(8,416)	(2.8)%	$(5,277)	(1.7)%
Titleist golf clubs	220,531	240,296	19,765	9.0%	20,763	9.4%
Titleist golf gear	76,185	84,334	8,149	10.7%	9,348	12.3%
FootJoy golf wear	249,160	264,030	14,870	6.0%	17,443	7.0%

        Segment operating income by reportable segment is summarized as follows:

	Six months ended June 30,		Increase/(Decrease)
	2015	2016	$ change	% change
	(in thousands)
Segment operating income(1)
Titleist golf balls	$59,351	$52,353	$(6,998)	(11.8)%
Titleist golf clubs	33,329	37,489	4,160	12.5%
Titleist golf gear	11,818	14,616	2,798	23.7%
FootJoy golf wear	31,860	25,766	(6,094)	(19.1)%

(1)
Expenses relating to the EAR Plan, transactions fees, restructuring charges and other non-operating gains and losses, to the extent incurred in the applicable period, are not reflected in segment operating income.

        More information on our net sales by reportable segment and segment operating income can be found in Note 15—Segment Information to our unaudited consolidated financial statements.

Titleist Golf Balls Segment

        Net sales in our Titleist golf balls segment decreased by $8.4 million, or 2.8%, to $296.2 million for the six months ended June 30, 2016 compared to $304.7 million for the six months ended June 30, 2015. On a constant currency basis, net sales in our Titleist golf balls segment would have decreased by $5.3 million, or 1.7%, to $299.4 million. This decrease was driven by a sales volume decline of our latest generation Pro V1 and Pro V1x golf balls, which were in their second model year. The decrease was offset in part by a sales volume increase of our newly introduced performance golf ball models, which performance golf ball models have a lower average selling price than our Pro V1 franchise.

        Titleist golf balls segment operating income decreased by $7.0 million, or 11.8%, to $52.4 million for the six months ended June 30, 2016 compared to $59.4 million for the six months ended June 30, 2015. This decrease was primarily driven by lower gross profit of $9.1 million as a result of a golf ball mix shift from the Pro V1 franchise to the performance golf ball models, lower gains on foreign currency exchange contracts, and a $2.9 million expense related to the segment allocation of the one-time executive bonus. This decrease was partially offset by lower operating expenses due to a decrease of $1.6 million in advertising and promotion costs and a decrease of $1.3 million in associate incentive compensation accruals.

Titleist Golf Clubs Segment

        Net sales in our Titleist golf clubs segment increased by $19.8 million, or 9.0%, to $240.3 million for the six months ended June 30, 2016 compared to $220.5 million for the six months ended June 30, 2015. On a constant currency basis, net sales in our Titleist golf clubs segment would have increased by $20.8 million, or 9.4%, to $241.3 million. This increase was primarily driven by an increase in average selling prices on wedges and irons, and higher sales volumes of our new Vokey Design wedges launched in the first quarter of 2016, our new iron series launched in the fourth quarter of 2015, our new Japan-specific VG3 clubs launched in the first quarter of 2016, and our new Scotty Cameron Select putters launched in the first quarter of 2016. This increase was partially offset by lower sales volumes of our drivers and fairways, which were in their second model year.

        Titleist golf clubs segment operating income increased by $4.2 million, or 12.5%, to $37.5 million for the six months ended June 30, 2016 compared to $33.3 million for the six months ended June 30, 2015. This increase was driven by higher gross profit of $10.7 million on increase in average selling prices on wedges and irons and the increased sales as discussed above. This was offset in part by higher operating expenses primarily due to an increase of $2.4 million in marketing and promotional costs related to our new product launches and a $1.8 million expense related to the segment allocation of the one-time executive bonus.

Titleist Golf Gear Segment

        Net sales in our Titleist golf gear segment increased by $8.1 million, or 10.7%, to $84.3 million for the six months ended June 30, 2016 compared to $76.2 million for the six months ended June 30, 2015. On a constant currency basis, net sales in our Titleist golf gear segment would have increased by $9.3 million, or 12.3%, to $85.5 million. This increase was due to sales volume growth in all categories of the gear business.

        Titleist golf gear segment operating income increased by $2.8 million, or 23.7%, to $14.6 million for the six months ended June 30, 2016 compared to $11.8 million for the six months ended June 30, 2015. This increase was driven by higher gross profit of $3.3 million on the increased sales as discussed above. This was offset in part by a $0.7 million expense related to the segment allocation of the one-time executive bonus.

FootJoy Golf Wear Segment

        Net sales in our FootJoy golf wear segment increased by $14.9 million, or 6.0%, to $264.0 million for the six months ended June 30, 2016 compared to $249.2 million for the six months ended June 30, 2015. On a constant currency basis, net sales in our FootJoy golf wear segment would have increased by $17.4 million, or 7.0%, to $266.6 million. This increase in 2016 was primarily due to sales volume growth in our apparel and gloves categories.

        FootJoy golf wear segment operating income decreased by $6.1 million, or 19.1%, to $25.8 million for the six months ended June 30, 2016 compared to $31.9 million for the six months ended June 30, 2015. This decrease was attributable to lower gross margin and higher operating expenses. The lower gross margin was primarily due to a decrease in gains on foreign currency exchange contracts compared to the six months ended June 30, 2015. The increase in operating expenses in 2016 was driven by a $2.1 million expense related to the segment allocation of the one-time executive bonus and an increase of $1.4 million in marketing and promotional costs and expenses related to our FootJoy eCommerce and women's golf apparel initiatives.

  Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

  Net Sales

        Net sales decreased by $34.7 million, or 2.3%, to $1,503.0 million for the year ended December 31, 2015 compared to $1,537.6 million for the year ended December 31, 2014. Net sales were significantly affected by the impact of a strong U.S. dollar on our net sales outside the United States. On a constant currency basis, net sales would have increased by $54.1 million, or 3.5%, to $1,591.7 million. This constant currency increase was driven by an increase of $24.4 million in net sales of FootJoy golf wear driven by sales volume growth across all major categories, an increase of $17.3 million in net sales of Titleist golf balls as a result of the introduction of the latest generation of Pro V1 and Pro V1x golf balls in the first quarter of 2015 and an increase of $9.4 million in net sales of Titleist golf gear driven by sales volume growth in all categories, which was offset in part by a decrease of $8.8 million in net sales of Titleist golf clubs. The remaining increase in net sales was due to sales volume growth of products that are sold in regions outside of the United States and that are not allocated to one of our four reportable segments.

        Net sales by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2014	2015	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$543,843	$535,465	$(8,378)	(1.5)%	$17,321	3.2%
Titleist golf clubs	422,383	388,304	(34,079)	(8.1)%	(8,815)	(2.1)%
Titleist golf gear	127,875	129,408	1,533	1.2%	9,374	7.3%
FootJoy golf wear	421,632	418,852	(2,780)	(0.7)%	24,446	5.8%

        For further discussion of each reportable segment's results, see "—Segment Results—Titleist Golf Balls Segment," "—Segment Results—Titleist Golf Clubs Segment," "—Segment Results—Titleist Golf Gear Segment" and "—Segment Results—FootJoy Golf Wear Segment" results below.

        Net sales information by region is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2014	2015	$ change	% change	$ change	% change
	(in thousands)
United States	$793,328	$805,470	$12,142	1.5%	$12,142	1.5%
EMEA	216,531	201,106	(15,425)	(7.1)%	16,280	7.5%
Japan	195,762	182,163	(13,599)	(6.9)%	13,566	6.9%
Korea	141,168	144,956	3,788	2.7%	14,585	10.3%
Rest of world	190,821	169,263	(21,558)	(11.3)%	(2,458)	(1.3)%

Total sales	$1,537,610	$1,502,958	$(34,652)	(2.3)%	$54,115	3.5%

        Net sales in the United States increased by $12.1 million, or 1.5%, to $805.5 million for the year ended December 31, 2015 compared to $793.3 million for the year ended December 31, 2014. This increase in net sales in the United States was due to an increase of $8.5 million in net sales of Titleist golf ball sales and an increase of $6.4 million in net sales of FootJoy golf wear, offset in part by a decrease of $3.4 million in net sales of Titleist golf clubs.

        Our sales in regions outside of the United States decreased by $46.8 million, or 6.2%, to $697.5 million for the year ended December 31, 2015 compared to $744.3 million for the year ended December 31, 2014. This decrease in net sales in regions outside of the United States was largely due to the impact of unfavorable foreign currency translation. On a constant currency basis, net sales in such regions would have increased by $42.0 million, or 5.6%, to $786.3 million, driven by an increase of $18.0 million in net sales of FootJoy golf wear, an increase of $8.8 million in net sales of Titleist golf gear, and an increase of $8.8 million in net sales of Titleist golf balls, offset partially by a decrease of $5.5 million in net sales of Titleist golf clubs.

        More information on our net sales by reportable segment and by region can be found in Note 21—Segment Information to our audited consolidated financial statements.

  Gross Profit

        Gross profit increased by $17.9 million to $775.8 million for the year ended December 31, 2015 from $757.9 million for the year ended December 31, 2014. Gross margin increased to 51.6% for the year ended December 31, 2015 compared to 49.3% for the year ended December 31, 2014. This increase in gross margin was primarily due to the introduction of the latest generation of Pro V1 and Pro V1x golf balls in the first quarter of 2015 which led to a favorable golf ball mix shift to the Pro V1 franchise. This was coupled with overhead absorption and savings associated with operations at our golf ball manufacturing plant in Thailand achieved as a result of production ramp-up, as well as lower ball raw material cost.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by $1.2 million to $604.0 million for the year ended December 31, 2015 from $602.8 million for the year ended December 31, 2014. Excluding the expense associated with our EAR plan, selling, general and administrative expenses would have increased by $6.3 million to $561.4 million for the year ended December 31, 2015 from $555.1 million for the year ended December 31, 2014. This increase was due to a $27.3 million aggregate increase primarily attributable to an increase of $7.3 million in outbound shipping and handling costs on increased sales volume, an increase of $5.4 million in tour endorsement costs, an increase of $4.9 million in staffing and related expenses which include investments in our FootJoy eCommerce and Titleist golf gear initiatives, an increase of $3.8 million in share-based compensation expense, and an increase of $2.7 million in spending on point-of-sale materials. This increase was largely offset by a $21.0 million favorable impact of changes in foreign currency exchange rates.

  Research and Development

        R&D expenses increased by $1.8 million, or 3.9%, to $46.0 million for the year ended December 31, 2015 from $44.2 million for the year ended December 31, 2014. Excluding expenses associated with our EAR Plan, R&D expenses would have increased by $1.5 million to $43.4 million for the year ended December 31, 2015 from $41.9 million for the year ended December 31, 2014. This increase was mainly attributable to increased staffing related to golf club R&D in support of future product launches. As a percentage of consolidated net sales, R&D expenses excluding expenses associated with our EAR Plan were 2.9% in 2015, up slightly from 2.7% in 2014.

  Intangible Amortization

        Intangible amortization expenses were $6.6 million for the year ended December 31, 2015 and $6.7 million for the year ended December 31, 2014.

  Restructuring Charges

        Restructuring charges were $1.6 million for the year ended December 31, 2015 compared to no restructuring charges for the year ended December 31, 2014.

  Interest Expense, net

        Interest expense decreased by $3.2 million to $60.3 million for the year ended December 31, 2015 compared to $63.5 million for the year ended December 31, 2014. This decrease was primarily due to lower average outstanding borrowings in 2015 as a result of the redemptions of $34.5 million and $34.5 million of the principal of our outstanding 7.5% bonds due 2021 using the proceeds of the exercise of a portion of our outstanding common stock warrants in July 2015 and July 2014, respectively, as well as scheduled repayments of $50.0 million and $50.0 million of the principal on our secured floating rate notes in October 2015 and October 2014, respectively.

  Other (Income) Expense, net

        Other expense increased by $26.4 million to $25.1 million for the year ended December 31, 2015 compared to other income of $1.3 million for the year ended December 31, 2014. This change was primarily due to the recognition of a loss of $28.4 million on the fair value measurement of the common stock warrants during the year ended December 31, 2015 compared to a gain of $1.9 million during the year ended December 31, 2014. The loss on the fair value measurement of the common stock warrants for the year ended December 31, 2015 was due to a significant increase in our business enterprise value during such year that was primarily driven by a decrease in our weighted average cost of capital and an increase in our long-term growth expectation, which reflects a more favorable long-term market outlook, and increases in the valuations realized by a number of the publicly-traded companies within our peer group. The business enterprise value is a key input in the contingent claims analysis which is the methodology utilized to measure the fair value of the common stock warrants. This increase in other expenses was offset in part by an indemnification gain of $3.0 million recorded in 2015 related to the adjustment of indemnified tax obligations for tax periods prior to the Acquisition.

  Income Tax Expense

        Income tax expense increased $11.3 million, or 67.7%, to $28.0 million for the year ended December 31, 2015, compared to $16.7 million for the year ended December 31, 2014. Our ETR was 87.1% for the year ended December 31, 2015, compared to 39.7% for the year ended December 31, 2014. The increase in ETR was primarily driven by an increase in non-cash fair value losses on the common stock warrants which are not tax effected, as well as an increase to indemnified tax obligations for tax periods prior to the Acquisition, and changes to the geographic mix of earnings.

  Net Income (Loss) Attributable to Acushnet Holdings Corp.

        Net income (loss) attributable to Acushnet Holdings Corp. decreased by $22.6 million to a net loss attributable to Acushnet Holdings Corp. of $1.0 million for the year ended December 31, 2015 compared to net income attributable to Acushnet Holdings Corp. of $21.6 million for the year ended December 31, 2014. This change was primarily a result of an increase in other expense of $26.4 million and income tax expense of $11.3 million, which was offset by an increase of $13.3 million in income from operations and lower interest expense of $3.2 million, as discussed in more detail above.

  Adjusted EBITDA

        Adjusted EBITDA increased by $12.1 million to $214.7 million for the year ended December 31, 2015 compared to $202.6 million for the year ended December 31, 2014. Adjusted EBITDA margin increased to 14.3% in 2015 from 13.2% in 2014.

  Segment Results

        Net sales by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2014	2015	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$543,843	$535,465	$(8,378)	(1.5)%	$17,321	3.2%
Titleist golf clubs	422,383	388,304	(34,079)	(8.1)%	(8,815)	(2.1)%
Titleist golf gear	127,875	129,408	1,533	1.2%	9,374	7.3%
FootJoy golf wear	421,632	418,852	(2,780)	(0.7)%	24,446	5.8%

        Segment operating income by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)
	2014	2015	$ change	% change
	(in thousands)
Segment operating income(1)
Titleist golf balls	$68,489	$92,507	$24,018	35.1%
Titleist golf clubs	45,845	33,593	(12,252)	(26.7)%
Titleist golf gear	16,485	12,170	(4,315)	(26.2)%
FootJoy golf wear	28,639	26,056	(2,583)	(9.0)%

(1)
Expenses relating to the EAR Plan, transaction fees and restructuring charges, to the extent incurred in the applicable period, are not reflected in segment operating income.

        More information on our net sales by reportable segment and segment operating income can be found in Note 21—Segment Information to our audited consolidated financial statement.

  Titleist Golf Balls Segment

        Net sales in our Titleist golf balls segment decreased by $8.4 million, or 1.5%, to $535.5 million for the year ended December 31, 2015 compared to $543.8 million for the year ended December 31, 2014. The decrease in net sales was due to unfavorable foreign currency translation. On a constant currency basis, net sales in our Titleist golf balls segment would have increased by $17.3 million, or 3.2%, to $561.2 million. This increase in 2015 was driven by a sales volume shift due to the introduction of the latest generation of Pro V1 and Pro V1x golf balls in the first quarter of 2015, which have a higher average selling price than our performance models, which experienced a sales volume decline as a result of being in their second model year.

        Titleist golf balls segment operating income increased by $24.0 million, or 35.1%, to $92.5 million for the year ended December 31, 2015 compared to $68.5 million for the year ended December 31, 2014 reflecting a $24.1 million increase in gross profit due to a golf ball mix shift to the Pro V1 and Pro V1x franchise, coupled with overhead absorption and savings associated with operations at our golf ball manufacturing plant in Thailand achieved as a result of production ramp-up, as well as lower ball raw material cost. Operating expenses were down slightly in 2015 compared to 2014 as increases of $3.3 million in professional tour endorsement costs and point-of-sale materials and $2.5 million in outbound shipping and handling costs were more than offset by a $6.2 million favorable impact of changes in foreign currency exchange rates on our operating expenses.

  Titleist Golf Clubs Segment

        Net sales in our Titleist golf clubs segment decreased by $34.1 million, or 8.1%, to $388.3 million for the year ended December 31, 2015 compared to $422.4 million for the year ended December 31, 2014. A significant portion of the decrease in net sales was due to unfavorable foreign currency translation. On a constant currency basis, net sales in our Titleist golf clubs segment would have decreased by $8.8 million, or 2.1%, to $413.6 million. The decrease in net sales was primarily due to lower sales volumes of our clubs across all product categories, with the exception of hybrids, a category in which we introduced a new model in the fall of 2014. We believe the sales volume decrease in this segment was caused in part by high levels of inventory sold into retail channels by other golf equipment manufacturers, which led to an increase in promotional discounting of such products that, to a certain extent, adversely impacted sales volumes of premium priced products in the market in general. The resulting volume decrease in our drivers and fairways, however, was partially offset by an increase in average selling prices.

        Titleist golf clubs segment operating income decreased by $12.2 million, or 26.7%, to $33.6 million for the year ended December 31, 2015 compared to $45.8 million for the year ended December 31, 2014. This decrease was primarily driven by a $14.4 million decrease in gross profit primarily due to the sales decline discussed above, offset partially by higher gross margin. The increase in gross margin was driven by increases in average selling prices of drivers and fairways.

  Titleist Golf Gear Segment

        Net sales in our Titleist golf gear segment increased by $1.5 million, or 1.2%, to $129.4 million for the year ended December 31, 2015 compared to $127.9 million for the year ended December 31, 2014. On a constant currency basis, net sales in our Titleist golf gear segment would have increased by $9.4 million, or 7.3%, to $137.3 million. The constant currency increase was due to sales volume growth in all categories of the gear business.

        Titleist golf gear segment operating income decreased by $4.3 million, or 26.2%, to $12.2 million for the year ended December 31, 2015 compared to $16.5 million for the year ended December 31, 2014. This decrease was primarily attributable to higher operating expenses as a result of increases of $4.8 million in distribution expenses and $1.5 million in staffing and related expenses as a result of investments to support future growth in this segment. Distribution expenses increased due to higher utilization by the Titleist golf gear segment of our West Coast distribution facility, coupled with increased transportation carrier rates that affected this category. This increase in operating expenses was partially offset by a $1.6 million favorable impact of changes in foreign currency exchange rates on our operating expenses.

  FootJoy Golf Wear Segment

        Net sales in our FootJoy golf wear segment decreased by $2.8 million, or 0.7%, to $418.8 million for the year ended December 31, 2015 compared to $421.6 million for the year ended December 31, 2014. The decrease in net sales was due to unfavorable foreign currency translation. On a constant currency basis, net sales in our FootJoy golf wear segment would have increased by $24.4 million, or 5.8%, to $446.0 million. This increase was due to higher average selling prices in our golf shoes and gloves categories and an increase in sales volumes in our apparel category.

        FootJoy golf wear segment operating income decreased by $2.5 million, or 9.0%, to $26.1 million for the year ended December 31, 2015 compared to $28.6 million for the year ended December 31, 2014. This decrease was primarily attributable to higher operating expenses, which were primarily due to increases of $3.3 million in staffing and related expenses which include investments in our FootJoy eCommerce and shoe fitting initiatives, $1.8 million in professional tour endorsement costs, $1.7 million in distribution expenses, as well as $1.1 million in marketing and promotional spending primarily for point-of-sale materials. This decrease was largely offset by a $6.6 million favorable impact of changes in foreign currency exchange rates on our operating expenses.

  Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

  Net Sales

        Net sales increased by $60.4 million, or 4.1%, to $1,537.6 million for the year ended December 31, 2014 compared to $1,477.2 million for the year ended December 31, 2013. On a constant currency basis, net sales would have increased by $73.8 million, or 5.0%, to $1,551.0 million. The increase in net sales on a constant currency basis was due to an increase of $34.7 million in net sales of Titleist golf club driven by the new wedges and putters introduced in 2014 and continued success of our iron franchise, an increase of $28.5 million in net sales of FootJoy golf wear driven by sales volume growth across all major categories, and an increase of $11.5 million in net sales of Titleist golf gear driven by sales volume growth in our golf bag, headwear and travel gear categories, which was offset in part by a decrease of $5.9 million in net sales of Titleist golf balls. The remaining increase in net sales was due to sales volume growth of products that are sold in regions outside the United States and that are not allocated to one of our four reportable segments.

        Net sales by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2013	2014	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$551,741	$543,843	$(7,898)	(1.4)%	$(5,915)	(1.1)%
Titleist golf clubs	395,704	422,383	26,679	6.7%	34,700	8.8%
Titleist golf gear	117,015	127,875	10,860	9.3%	11,460	9.8%
FootJoy golf wear	395,846	421,632	25,786	6.5%	28,474	7.2%

        For further discussion of each reportable segment's results, see "—Segment Results—Titleist Golf Balls Segment," "—Segment Results—Titleist Golf Clubs Segment," "—Segment Results—Titleist Golf Gear Segment" and "—Segment Results—FootJoy Golf Wear Segment" results below.

        Net sales information by region is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
	2013	2014	$ change	% change	$ change	% change
	(in thousands)
United States	$769,480	$793,328	$23,848	3.1%	$23,848	3.1%
EMEA	195,291	216,531	21,240	10.9%	14,842	7.6%
Japan	196,957	195,762	(1,195)	(0.6)%	15,602	7.9%
Korea	118,957	141,168	22,211	18.7%	16,315	13.7%
Rest of world	196,534	190,821	(5,713)	(2.9)%	3,223	1.6%

Total sales	$1,477,219	$1,537,610	$60,391	4.1%	$73,830	5.0%

        Net sales in the United States increased by $23.8 million, or 3.1%, to $793.3 million for the year ended December 31, 2014 compared to $769.5 million for the year ended December 31, 2013. This increase in net sales in the United States was due to an increase of $22.9 million in net sales of Titleist golf clubs driven by new wedges and putters introduced in 2014 and the continued success of our iron franchise, an increase of $8.3 million in net sales of FootJoy golf wear and an increase of $2.8 million in net sales of Titleist golf gear, offset partially by a decrease of $10.1 million in net sales of Titleist golf balls.

        Our net sales in regions outside of the United States increased by $36.5 million, or 5.2%, to $744.3 million for the year ended December 31, 2014 compared to $707.7 million for the year ended December 31, 2013. On a constant currency basis, net sales in such regions would have increased by $50.0 million, or 7.1%, to $757.7 million. This increase in net sales in regions outside of the United States was driven by an increase of $20.2 million in net sales of FootJoy golf wear, an increase of $11.8 million in net sales of Titleist golf clubs, an increase of $8.6 million in net sales of Titleist golf gear, and an increase of $4.2 million in net sales of Titleist golf balls.

        More information on our net sales by reportable segment and by region can be found in Note 21—Segment Information to our audited consolidated financial statements.

  Gross Profit

        Gross profit increased by $24.8 million to $757.9 million for the year ended December 31, 2014 from $733.1 million for the year ended December 31, 2013 as a result of the increase in net sales discussed above. Gross margin decreased slightly to 49.3% for the year ended December 31, 2014 compared to 49.6% for the year ended December 31, 2013.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased by $34.4 million, or 6.1%, to $602.8 million for the year ended December 31, 2014 compared to $568.4 million for the year ended December 31, 2013. Excluding the expense associated with our EAR plan, selling, general and administrative expenses would have increased by $13.3 million to $555.1 million for the year ended December 31, 2014 compared to $541.8 million for the year ended December 31, 2013. This increase was due to a $16.5 million aggregate increase primarily attributable to increases of $5.1 million in selling personnel and related expenses, $4.0 million in shipping and handling costs as a result of increased sales volume, and $7.6 million in corporate administrative expenses as a result of $2.1 million in costs related to our new enterprise resource planning system and $2.4 million in outside consulting services. This increase was partially offset by a $3.2 million favorable impact of changes in foreign currency exchange rates.

  Research and Development

        R&D expenses increased by $2.0 million, or 5.0%, to $44.2 million for the year ended December 31, 2014 compared to $42.2 million for the year ended December 31, 2013. Excluding expenses associated with our EAR plan, R&D expenses would have increased by $0.9 million to $41.9 million for the year ended December 31, 2014 compared to $41.0 million for the year ended December 31, 2013. The increase was primarily attributable to increased research staffing and related expenses to support continued growth in our Titleist golf clubs segment. As a percentage of net sales, R&D excluding expenses associated with our EAR plan were 2.7% in 2014, down slightly from 2.8% in 2013.

  Intangible Amortization

        Intangible amortization expenses were $6.7 million in both 2014 and 2013.

  Restructuring Charges

        There were no restructuring charges for the year ended December 31, 2014 compared to $1.0 million of expenses due to restructuring charges for the year ended December 31, 2013.

  Interest Expense, net

        Interest expense decreased by $4.6 million, or 6.8%, to $63.5 million for the year ended December 31, 2014 compared to $68.1 million for the year ended December 31, 2013. This decrease was primarily due to lower average outstanding borrowings in 2014 as a result of the redemptions of $34.5 million and $34.5 million of the principal of our outstanding 7.5% bonds due 2021 using the proceeds of the exercise of a portion of our outstanding common stock warrants in July 2014 and August 2013, respectively, as well as scheduled repayments of $50.0 million and $25.0 million of the principal on our secured floating rate notes in October 2014 and October 2013.

  Other (Income) Expense, net

        Other expense decreased by $6.6 million to other income of $1.3 million for the year ended December 31, 2014 compared to other expense of $5.3 million for the year ended December 31, 2013. This decrease was primarily due to an indemnification loss of $6.3 million recorded in 2013 related to the adjustment of indemnified tax obligations for tax periods prior to the Acquisition.

  Income Tax Expense

        Income tax expense decreased by $0.5 million, or 2.9%, to $16.7 million for the year ended December 31, 2014 compared to $17.2 million for the year ended December 31, 2013. Our ETR was 39.7% for the year ended December 31, 2014, compared to 41.4% for the year ended December 31, 2013. The decrease in ETR was primarily driven by an increased proportion of foreign earnings taxed at lower statutory rates, a decrease to the benefit recorded in tax expense for indemnified tax obligations for periods prior to the Acquisition, and an increase in non-cash fair value gains on the common stock warrants which are not tax effected.

  Net Income Attributable to Acushnet Holdings Corp.

        Net income attributable to Acushnet Holdings Corp. increased by $2.0 million to $21.6 million for the year ended December 31, 2014 compared to $19.6 million for the year ended December 31, 2013, principally as a result of the decrease in interest expense and other expense, of $11.2 million, offset by a decrease of $10.7 million in income from operations, as discussed in more detail above.

  Adjusted EBITDA

        Adjusted EBITDA increased by $12.2 million to $202.6 million for the year ended December 31, 2014 compared to $190.4 million for the year ended December 31, 2013. Adjusted EBITDA margin increased to 13.2% in 2014 from 12.9% in 2013.

  Segment Results

        Net sales by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)		Constant Currency Increase/(Decrease)
(dollars in thousands)	2013	2014	$ change	% change	$ change	% change
	(in thousands)
Titleist golf balls	$551,741	$543,843	$(7,898)	(1.4)%	$(5,915)	(1.1)%
Titleist golf clubs	395,704	422,383	26,679	6.7%	34,700	8.8%
Titleist golf gear	117,015	127,875	10,860	9.3%	11,460	9.8%
FootJoy golf wear	395,846	421,632	25,786	6.5%	28,474	7.2%

        Segment operating income by reportable segment is summarized as follows:

	Year ended December 31,		Increase/(Decrease)
	2013	2014	$ change	% change
	(in thousands)
Segment operating income(1)
Titleist golf balls	$69,878	$68,489	$(1,389)	(2.0)%
Titleist golf clubs	40,792	45,845	5,053	12.4%
Titleist golf gear	14,922	16,485	1,563	10.5%
FootJoy golf wear	23,109	28,639	5,530	23.9%

(1)
Expenses relating to the EAR Plan, transaction fees and restructuring charges, to the extent incurred in the applicable period, are not reflected in segment operating income.

        More information on our net sales by reportable segment and segment operating income can be found in Note 21—Segment Information to our audited consolidated financial statement.

  Titleist Golf Balls Segment

        Net sales in our Titleist golf balls segment decreased by $7.9 million, or 1.4%, to $543.8 million for the year ended December 31, 2014 compared to $551.7 million for the year ended December 31, 2013. On a constant currency basis, net sales in our Titleist golf balls segment would have decreased by $5.9 million, or 1.1%, to $545.8 million. The decrease in 2014 was driven by a sales volume decline of our Pro V1 and Pro V1x golf ball models, which were in their second model year. The decrease was offset in part by a sales volume increase of our newly introduced performance golf ball models, which performance golf ball models have a lower average selling price than our Pro V1 franchise.

        Titleist golf balls segment operating income decreased by $1.4 million, or 2.0%, to $68.5 million for the year ended December 31, 2014 compared to $69.9 million for the year ended December 31, 2013. This decrease was driven by a $2.4 million decrease in gross profit due to the lower net sales as discussed above, offset by an increase in gross margin which was primarily driven by overhead absorption and savings associated with operations at our golf ball manufacturing plant in Thailand achieved as a result of production ramp-up, as well as lower ball raw material cost.

  Titleist Golf Clubs Segment

        Net sales in our Titleist golf clubs segment increased by $26.7 million, or 6.7%, to $422.4 million for the year ended December 31, 2014 compared to $395.7 million for the year ended December 31, 2013. On a constant currency basis, net sales in our Titleist golf clubs segment would have increased by $34.7 million, or 8.8%, to $430.4 million. This increase was primarily due to higher sales volumes of the new Vokey Design wedges launched in the spring of 2014 and the new Scotty Cameron putter models launched in the fall of 2013 and spring of 2014 and our new iron series launched in the fall of 2013, offset by lower sales volumes of our fairways and hybrids.

        Titleist golf clubs segment operating income increased by $5.0 million, or 12.4%, to $45.8 million for the year ended December 31, 2014 compared to $40.8 million for the year ended December 31, 2013. This increase was driven by an $11.3 million increase in gross profit on the increased sales as discussed above, offset by moderately lower gross margin and higher operating expenses. The increase in operating expenses in 2014 was driven by increases of $1.7 million in custom club fitting and trial expenses, $1.3 million in R&D staffing, $0.9 million in expenses related to the opening of our new Scotty Cameron Gallery and $0.8 million in higher shipping and handling costs.

  Titleist Golf Gear Segment

        Net sales in our Titleist golf gear segment increased by $10.9 million, or 9.3%, to $127.9 million for the year ended December 31, 2014 compared to $117.0 million for the year ended December 31, 2013. On a constant currency basis, net sales in our Titleist golf gear segment would have increased by $11.5 million, or 9.8%, to $128.5 million. This increase was due to sales volume growth in our golf bag, headwear and travel gear categories.

        Titleist golf gear segment operating income increased by $1.6 million, or 10.5%, to $16.5 million for the year ended December 31, 2014 compared to $14.9 million for the year ended December 31, 2013. This increase was driven by a $4.6 million increase in gross profit on the increased sales as discussed above, partially offset by higher operating expenses. The increase in operating expenses was primarily driven by $1.3 million in higher shipping and handling costs on the increased gear shipments worldwide and 0.9 million in selling expenses as a result of investments to support future growth in this segment.

  FootJoy Golf Wear Segment

        Net sales in our FootJoy golf wear segment increased by $25.8 million, or 6.5%, to $421.6 million for the year ended December 31, 2014 compared to $395.8 million for the year ended December 31, 2013. On a constant currency basis, net sales in our FootJoy golf wear segment would have increased by $28.5 million, or 7.2%, to $424.3 million. This increase was due to growth in golf shoes and apparel. The golf shoes sales growth was driven by increases in average selling prices in 2014 compared to 2013 as a result of a favorable product mix shift and lower close out activity. The apparel sales growth was driven by higher sales volumes.

        FootJoy golf wear segment operating income increased $5.5 million, or 23.9%, to $28.6 million for the year ended December 31, 2014 compared to $23.1 million for the year ended December 31, 2013. This increase was driven by a $10.7 million increase in gross profit on the increased sales as discussed above, partially offset by higher operating expenses. The increase in operating expenses was driven by increases of $2.3 million in selling expenses as well as $2.0 million in shipping and handling costs on the increased golf wear shipments.

Seasonality, Cyclicality and Quarterly Results

        Our business is seasonal and cyclical due to product factors such as weather and product launch cycles. See "—Overview—Key Factors Affecting Our Results of Operations."

        The following charts and tables set forth our historical quarterly results of operation for each of our most recent ten fiscal quarters. This unaudited quarterly information has been prepared on the same basis as our annual audited consolidated financial statements appearing elsewhere in this prospectus, and in the opinion of management, reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the consolidated results of operations for these periods. This unaudited quarterly information should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
	(in thousands)
Net sales	$412,984	$455,721	$344,202	$324,703	$416,298	$446,576	$319,868	$320,216	$442,796	$460,199
Gross profit	204,812	228,191	170,131	154,798	215,258	237,687	157,340	165,553	225,465	233,776
Operating expenses:
Selling, general and administrative	157,628	157,165	139,365	148,598	153,727	159,280	144,246	146,766	153,348	153,423
Research and development	10,978	10,142	10,413	12,710	11,014	11,614	11,395	11,954	11,130	11,693
Income (loss) from operations	34,534	59,211	18,678	(8,176)	48,856	65,141	46	3,539	58,751	66,951
Net income (loss) attributable to Acushnet Holdings Corp.	11,766	27,368	(1,142)	(16,435)	14,802	18,654	(13,986)	(20,436)	24,680	27,389
Adjusted EBITDA
Net income (loss) attributable to Acushnet Holdings Corp.	11,766	27,368	(1,142)	(16,435)	14,802	18,654	(13,986)	(20,436)	24,680	27,389
Income tax expense (benefit)	7,193	15,907	1,378	(7,778)	18,962	17,957	(4,273)	(4,652)	17,317	22,121
Interest expense, net	15,458	16,231	18,175	13,665	15,331	15,199	17,563	12,201	13,841	14,563
Depreciation and amortization	11,078	11,256	9,300	11,525	10,609	10,661	10,297	10,135	10,268	10,282
EAR Plan(a)	8,776	10,144	8,982	22,811	10,200	12,465	10,423	12,726	—	—
Share-based compensation(b)	—	—	1,977	—	433	1,481	3,875	—	—	964
One-time executive bonus(c)	—	—	—	—	—	—	—	—	7,500	—
Restructuring charges(d)	—	—	—	—	—	—	—	1,643	587	55
Thailand golf ball manufacturing plant start-up costs(e)	370	146	105	167	—	—	—	—	—	—
Transaction fees(f)	381	715	164	230	286	252	127	1,476	3,701	5,264
Beam indemnification expense (income)(g)	(35)	57	(45)	1,409	(5,539)	821	272	1,438	(494)	9
(Gains) losses on the fair value of our common stock warrants(h)	(301)	(862)	(384)	(340)	3,770	11,008	(243)	13,829	1,879	4,233
Other non-cash gains, net	(531)	(23)	(41)	(33)	(57)	(64)	34	(82)	(2)	(293)
Nonrecurring expense (income)(i)	—	—	—	—	—	—	—	—	—	(1,467)
Net income attributable to noncontrolling interests(j)	1,002	704	745	1,358	1,585	1,573	689	1,275	1,530	423

Adjusted EBITDA	$55,157	$81,643	$39,214	$26,579	$70,382	$90,007	$24,778	$29,553	$80,807	$83,543

(a)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement of the liability at each reporting period based on the then-current projection of our CSE value. See "—Critical Accounting Policies and Estimates—Share-Based Compensation." We may incur additional material expenses in 2016 in connection with the outstanding EARs. All outstanding EARs under the EAR Plan vested as of December 31, 2015. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)
Reflects compensation expense in 2014 and 2015 associated with the exercise of substitute stock options by an executive which were granted in connection with the Acquisition. All such stock options have been exercised. Reflects compensation expenses in 2016 with respect to equity-based grants under the 2015 Incentive Plan which were made in the second quarter of 2016.

(c)
In the first quarter of 2016, our President and Chief Executive Officer was awarded a cash bonus in the amount of $7.5 million as consideration for past performance.

(d)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations in 2015 and the three months ended June 30, 2016.

(e)
Reflects expenses incurred in connection with the construction and production ramp-up of our golf ball manufacturing plant in Thailand.

(f)
Reflects legal fees incurred in 2014, 2015 and the three months ended June 30, 2016 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in 2015 and the three months ended June 30, 2016 in connection with this offering.

(g)
Reflects the non-cash charges related to the indemnification obligations owed to us by Beam that are included when calculating net income (loss) attributable to Acushnet Holdings Corp.

(h)
Fila Korea exercised all of our outstanding common stock warrants in July 2016 and we used the proceeds from such exercise to redeem all of our outstanding 7.5% bonds due 2021.

(i)
Reflects legal judgment in favor of us associated with the Beam value-added tax dispute recorded in other (income) expense.

(j)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.

Liquidity and Capital Resources

        Historically, our primary cash needs have been working capital, capital expenditures, servicing of our debt, interest payments on our Convertible Notes and 7.5% bonds due 2021, dividends on our Convertible Preferred Stock, and pension contributions and, in the six months ended June 30, 2016, certain payments related to outstanding EARs under our EAR Plan. We have relied on cash flows from operations and borrowings under our former credit facilities and other credit facilities as our primary sources of liquidity.

        We made $8.1 million of capital expenditures in the six months ended June 30, 2016 and plan to make capital expenditures of approximately $16.9 million in the remainder of 2016, which we expect to fund from cash flows provided by operations. We expect the majority of capital expenditures in 2016 will be used for maintenance projects.

        We made $17.0 million of payments related to outstanding EARs under our EAR Plan in the six months ended June 30, 2016 and expect to make approximately $7.3 million of payments related to outstanding EARs under our EAR Plan in the remainder of 2016, which we expect to fund from cash flows provided by operations and/or borrowings under our revolving credit facilities.

        After giving effect to (i) the automatic conversion of all of our Convertible Notes and the automatic conversion of our Convertible Preferred Stock, in each case prior to the closing of this offering, (ii) the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016, and (iii) the Refinancing, we expect our primary cash needs to continue to be working capital, capital expenditures, servicing of our debt, and pension contributions as well as payments of $7.3 million and $147.4 million due in the remainder of 2016 and in the first quarter of 2017, respectively, in connection with payments related to outstanding EARs under the EAR Plan. See "—Results of Operations—Selling, General and Administrative Expenses" and "—Liquidity and Capital Resources—Contractual Obligations." We expect to rely on cash flows from operations and borrowings under our new revolving credit facility and local credit facilities as our primary sources of liquidity and to borrow under our new delayed draw term loan A facility in the first quarter of 2017 to fund the payments due in connection with the final payout of the outstanding EARs under the EAR Plan.

        As of June 30, 2016, on a pro forma as adjusted basis, we would have had $227.1 million of availability under our new revolving credit facility after giving effect to $7.8 million of outstanding letters of credit and we would have had $64.0 million available under our local credit facilities that will remain outstanding after the Refinancing.

        Our liquidity is cyclical as a result of the general seasonality of our business. Our accounts receivable balance is generally at its highest starting at the end of the first quarter and continuing through the second quarter, and declines during the third and fourth quarters as a result of both an increase in cash collections and lower sales. Our inventory balance also fluctuates as a result of the seasonality of our business. Generally, our buildup of inventory starts during the fourth quarter and continues through the first quarter and into the beginning of the second quarter in order to meet demand for our initial sell-in in the first quarter and reorders in the second quarter. Both accounts receivable and inventory balances are impacted by the timing of new product launches.

        We believe that cash expected to be provided by operating activities, together with our cash on hand and the availability of borrowings under our new revolving credit facility and new term loan A facility, will be sufficient to meet our liquidity requirements for at least the next 12 months, subject to customary borrowing conditions. Our ability to generate sufficient cash flows from operations is, however, subject to many risks and uncertainties, including future economic trends and conditions, demand for our products, foreign currency exchange rates and other risks and uncertainties applicable to our business, as described under "Risk Factors."

        As of June 30, 2016, we had $75.8 million of unrestricted cash (including $15.1 million attributable to our FootJoy golf shoe joint venture). As of June 30, 2016, 92.9% of our total unrestricted cash was held at our non-U.S. subsidiaries. We manage our worldwide cash requirements by monitoring the funds available among our subsidiaries and determining the extent to which we can access those funds on a cost effective basis. We are not aware of any restrictions on repatriation of these funds and, subject to the cash payment of additional U.S. income taxes or foreign withholding taxes, those funds could be repatriated, if necessary. At present, any additional taxes could be offset, in whole or in part, by available foreign tax credits. The amount of any taxes required to be paid and the application of tax credits would be determined based on income tax laws in effect at the time of such repatriation. We do not expect any such repatriation to result in additional tax expenses as taxes have been provided for our undistributed foreign earnings that we do not consider permanently reinvested. We have repatriated, and intend to repatriate, funds to the United States from time to time to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs related to debt service requirements.

Cash Flows

        The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2013	2014	2015	2015	2016
	(in thousands)
Cash flows provided by (used in):
Operating activities	$78,795	$54,113	$91,830	$36,070	$55,487
Investing activities	(46,360)	(23,164)	(21,839)	(9,071)	(8,156)
Financing activities	(28,179)	(30,154)	(60,057)	(4,876)	(27,796)
Effect of foreign exchange rate changes on cash	(606)	(2,385)	(3,192)	(1,144)	1,835

Net increase (decrease) in cash	$3,650	$(1,590)	$6,742	$20,979	$21,370

Cash Flows From Operating Activities

        Cash flows from operating activities consist primarily of net income (loss) adjusted for certain non-cash items, including depreciation and amortization, deferred income taxes, gain or loss on the fair value measurement of the common stock warrants, and the effect of changes in operating assets and liabilities. Cash provided by changes in operating assets and liabilities primarily relates to changes in accounts receivable, inventories and accounts payable and accrued expenses.

        Net cash provided by operating activities was $55.5 million for the six months ended June 30, 2016, compared to $36.1 million for the six months ended June 30, 2015, an increase of $19.4 million. The increase in cash provided by operating activities was primarily due to an increase in net income after adjustments for non-cash items, lower income taxes paid and a modest increase related to change in our working capital, which were offset by increases in cash payments related to our EAR Plan, our supplemental executive retirement plan and the first installment of a one-time executive bonus.

        Net cash provided by operating activities was $91.8 million for the year ended December 31, 2015, compared to $54.1 million for the year ended December 31, 2014, an increase of $37.7 million. The increase in net cash from operating activities was primarily due to an increase of $26.4 million in net income after adjustments for non-cash items. Net cash provided by operating assets and liabilities increased $11.3 million in 2015 compared to 2014. Inventory increased year-over-year to support our first quarter 2016 launches, and was offset by increases in accrued liabilities and other noncurrent liabilities.

        Net cash provided by operating activities was $54.1 million for the year ended December 31, 2014, compared to $78.8 million for the year ended December 31, 2013, a decrease of $24.7 million. This decrease was primarily attributable to decreased net cash provided by operating assets and liabilities, which were down $32.6 million compared to 2014. Accounts receivable and inventory increased year-over-year, and were partially offset by an increase in other noncurrent liabilities. The increase in our accounts receivable was due to higher sales in the fourth quarter of 2014 compared to 2013 and the increases in inventory were to support our first quarter 2015 launches.

Cash Flows From Investing Activities

        Cash flows from investing activities relate almost entirely to capital expenditures.

        Net cash used in investing activities was $8.2 million for the six months ended June 30, 2016, compared to $9.1 million for the six months ended June 30, 2015.

        Net cash used in investing activities was $21.8 million in the year ended December 31, 2015 compared to $23.2 million in the year ended December 31, 2014, a decrease of $1.4 million. The decrease in cash used in investing activities was driven by lower spending on our enterprise resource planning system implementation, offset in part by higher capital spending on golf ball and golf club manufacturing maintenance and production efficiency projects.

        Net cash used in investing activities was $23.2 million in 2014 compared to $46.4 million in 2013, a decrease of $23.2 million. This decrease was primarily due to lower capital spending related to our golf ball manufacturing plant in Thailand.

Cash Flows From Financing Activities

        Cash flows from financing activities consist primarily of principal payments on our former senior term loan facility, dividends paid on our Convertible Preferred Stock, net borrowing under our former senior revolving credit facility and other credit facilities as well as the offsetting effects of cash received from the exercise of common stock warrants and our use of the proceeds from such exercise to redeem a corresponding amount of outstanding 7.5% bonds due 2021.

        Net cash used in financing activities was $27.8 million for the six months ended June 30, 2016, compared to $4.9 million for the six months ended June 30, 2015, an increase of $22.9 million. The increase in cash used in financing activities was primarily due to the $30.0 million repayment of the senior term loan facility, offset by a net increase in aggregate borrowings under our revolving credit and working credit facilities and other short-term borrowings.

        Net cash used in financing activities was $60.1 million in the year ended December 31, 2015 compared to $30.2 million in the year ended December 31, 2014, an increase of $29.9 million. The increase in net cash used in financing activities was driven by $30.0 million in lower borrowings on our former senior term loan facility in 2015 compared to 2014.

        Net cash used in financing activities was $30.2 million in 2014 compared to $28.2 million in 2013, an increase of $2.0 million. This increase in net cash used in financing activities was primarily attributable to higher principal payments on our secured floating rate notes in 2014, partially offset by proceeds from our former senior term loan facility in 2014.

Indebtedness

        On April 27, 2016, Acushnet Holdings Corp., Acushnet Company, or the U.S. Borrower, Acushnet Canada Inc., or the Canadian Borrower, and Acushnet Europe Limited, or the UK Borrower, entered into the new credit agreement with Wells Fargo Bank, National Association, as the administrative agent, L/C issuer and swing line lender and each lender from time to time party thereto, which provides for (i) a new $275.0 million multi-currency revolving credit facility, including a $20.0 million letter of credit sub-facility, a swing line sublimit of $25.0 million, a C$25.0 million sub-facility for borrowings by the Canadian Borrower, a £20.0 million sub-facility for borrowings by the UK Borrower and an alternative currency sublimit of $100.0 million for borrowings in Canadian dollars, euros, pounds sterling and Japanese yen, (ii) a new $375.0 million term loan A facility and (iii) a new $100.0 million delayed draw term loan A facility, each of which matures on July 28, 2021.

        The new credit agreement was signed and became effective on April 27, 2016 and the initial funding under the new credit agreement occurred on July 28, 2016. On July 28, 2016, we used the proceeds of the new $375.0 million term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, our secured floating rate notes and certain of our former working credit facilities, (ii) terminate our former senior revolving credit facility and (iii) pay fees and expenses related to the foregoing. The new credit agreement contains conditions precedent to the U.S. Borrower's ability to receive the proceeds of the new delayed draw term loan A facility, including that there shall not have occurred a material adverse effect with respect to the U.S. Borrower. Until July 28, 2017, the commitments under the new delayed draw term loan A facility will be available to make payments in connection with the final payout of the outstanding EARs under the EAR Plan.

        In addition, on June 30, 2016, we used cash on hand and borrowings under our former senior revolving credit facility to repay all amounts outstanding under, and terminate, our former senior term loan facility.

        In addition, the new credit agreement allows for the incurrence of additional term loans or increases to our new revolving credit facility in an aggregate principal amount not to exceed (i) $200.0 million, plus (ii) an unlimited amount so long as the Net Average Secured Leverage ratio (defined as the ratio of average Consolidated Secured Funded Debt (as defined in the new credit agreement) to Adjusted EBITDA for the applicable test period in the new credit agreement) does not exceed 2.00:1.00 on a pro forma basis and, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

        Borrowings (other than swing line loans) under the new credit agreement bear interest at a rate per annum equal to an applicable margin (which is determined based on the Net Average Secured Leverage Ratio) plus, at our option, either (1) solely for borrowings in U.S. dollars, a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Wells Fargo Bank, National Association and (c) the Eurodollar rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (2) a Eurodollar rate determined by reference to the costs of funds for deposits in the currency of the applicable borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. Swing line loans bear interest at the base rate plus the applicable margin. The applicable margin for Eurodollar borrowings under the new credit agreement is initially 1.75% and ranges from 1.25% to 2.00%, and is initially 0.75% and ranges from 0.25% to 1.00% for base-rate borrowings, and in each case varies based upon a leverage-based pricing grid.

        Interest on borrowings under the new credit agreement is payable (1) on the last day of any interest period with respect to Eurodollar borrowings with an applicable interest period of three months or less, (2) every three months with respect to Eurodollar borrowings with an interest period of greater than three months or (3) on the last business day of each March, June, September and December with respect to base rate borrowings and swing line borrowings. In addition, beginning with the date of the initial funding under the new credit agreement, we are required to pay a commitment fee on any unutilized commitments under the new revolving credit facility and the new delayed draw term loan A facility. The initial commitment fee rate is 0.30% per annum and ranges from 0.20% to 0.35% based upon a leverage-based pricing grid. We are also required to pay customary letter of credit fees.

        The new credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the U.S. Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), (1) if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments, within 12 months of the receipt of such net cash proceeds or (2) if we commit to reinvest such net cash proceeds within 12 months of the receipt thereof, but do not reinvest such net cash proceeds within 18 months of the receipt thereof; and

  •
  100% of the net proceeds of any issuance or incurrence of debt by the U.S. Borrower or any of its restricted subsidiaries, other than debt permitted under the new credit agreement.

        The foregoing mandatory prepayments are used to reduce the installments of principal in such order: first, to prepay outstanding loans under the new term loan A facility, the new delayed draw term loan A facility and any incremental term loans on a pro rata basis in direct order of maturity and second, to prepay outstanding loans under the new revolving credit facility.

        We may voluntarily repay outstanding loans under the new credit agreement at any time without premium or penalty, other than customary "breakage" costs with respect to Eurodollar loans. Any optional prepayment of term loans will be applied as directed by the U.S. Borrower.

        We will be required to make principal payments on the loans under the term loan facilities in quarterly installments in aggregate annual amounts equal to (i) 5.00% of the original principal amount for the first and second year after July 28, 2016, (ii) 7.50% of the original principal amount for the third and fourth year after July 28, 2016 and (iii) 10.0% of the original principal amount for the fifth year after July 28, 2016. The remaining outstanding amount is payable on July 28, 2021, the maturity date for the term loan facilities. Principal amounts outstanding under the new revolving credit facility will be due and payable in full on July 28, 2021, the maturity date for the new revolving credit facility.

        See "Description of Indebtedness" for a description of the collateral and guarantees.

        The new credit agreement contains a number of covenants that, among other things, restrict the ability of the U.S. Borrower and its restricted subsidiaries to (subject to certain exceptions), incur, assume, or permit to exist additional indebtedness or guarantees; incur liens; make investments and loans; pay dividends, make payments, or redeem or repurchase capital stock or make prepayments, repurchases or redemptions of certain indebtedness; engage in mergers, liquidations, dissolutions, asset sales, and other dispositions (including sale leaseback transactions); amend or otherwise alter terms of certain indebtedness or certain other agreements; enter into agreements limiting subsidiary distributions or containing negative pledge clauses; engage in certain transactions with affiliates; alter the nature of the business that we conduct or change our fiscal year or accounting practices. Certain exceptions to these covenants are determined based on ratios that are calculated in part using the calculation of Adjusted EBITDA.

        The new credit agreement covenants also restrict the ability of Acushnet Holdings Corp. to engage in certain mergers or consolidations or engage in any activities other than permitted activities. The new credit agreement also contains certain customary affirmative covenants and events of default (including change of control). If an event of default occurs and is continuing, the administrative agent, on behalf of the lenders, may accelerate the amounts and terminate all commitments outstanding under the new credit agreement and may exercise remedies in respect of the collateral. In addition, the new credit agreement includes maintenance covenants that on and after July 28, 2016 require compliance by Acushnet Company with certain ratios. These maintenance covenants include the requirement to maintain (i) a Consolidated Interest Coverage Ratio (defined as the ratio of Adjusted EBITDA to Consolidated Interest Expense (as defined in the new credit agreement) for the applicable period) of

4.00:1.00 or greater as of the end of each fiscal quarter and (ii) a Net Average Total Leverage Ratio (defined as the ratio of Consolidated Funded Debt (as defined in the new credit agreement) to Adjusted EBITDA for the applicable period) of 3.50:1.00 or less as of the end of the fiscal quarters ended March 31, 2017 and June 30, 2017 and 3.25:1.00 or less as of the end of each other fiscal quarter. The availability of certain baskets and the ability to enter into certain transactions (including the ability of the U.S. Borrower to pay dividends to Acushnet Holdings Corp.) may also be subject to the absence of a default and/or compliance with financial leverage ratios.

Contractual Obligations

        The following table summarizes our outstanding contractual obligations as of June 30, 2016:

		Payments Due By Period
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Debt obligations(1)	$819,735	$422,745	$—	$—	$396,990
Interest payments related to long-term debt obligations(2)	182,804	48,821	59,548	59,548	14,887
Capital lease obligations	1,321	—	1,321	—	—
Pension and other postretirement benefit obligations	224,985	13,812	36,920	41,795	132,458
EAR Plan liability(3)	154,670	154,670	—	—	—
Purchase obligations(4)	187,642	151,586	29,171	2,850	4,035
Operating lease obligations(5)	26,448	10,773	12,212	3,089	374

Total	$1,597,605	$802,407	$139,172	$107,282	$548,744

(1)
Long-term debt obligations consisted of outstanding principal of the secured floating rate notes, Convertible Notes, and 7.5% bonds due 2021 and former senior term loan facility, and exclude scheduled interest payments. All amounts outstanding under our long-term debt obligations associated with (i) the secured floating rate notes set forth above were repaid in connection with the Refinancing, (ii) the Convertible Notes will automatically convert into common stock prior to the closing of this offering and (iii) the 7.5% bonds due 2021 set forth above were redeemed upon the exercise of all of the outstanding warrants in July 2016.

As of June 30, 2016, on a pro forma basis after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering, we would have had $32.1 million of long-term debt obligations, and on a pro forma as adjusted basis after giving further effect to (i) the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016 and (ii) the Refinancing, we would have had $375.9 million of long-term debt obligations, with substantially all of such long-term debt obligations maturing in 2021.

(2)
Includes interest on the secured floating rate notes, Convertible Notes, and 7.5% bonds due 2021.

Our pro forma total interest expense for the year ended December 31, 2015 and the six months ended June 30, 2016 after giving effect to the conversion of all of our Convertible Notes prior to the closing of this offering would have been $33.1 million and $14.8 million, respectively, and our pro forma as adjusted total interest expense for the year ended December 31, 2015 and the six months ended June 30, 2016 after giving further effect to the exercise by Fila Korea of all of our outstanding warrants and related redemption of our outstanding 7.5% bonds due 2021, which occurred in July 2016, and the Refinancing would have been $16.7 million and $9.0 million, respectively.

(3)
Certain payouts of outstanding EARs under the EAR Plan will be made in 2016 and the final payout of the outstanding EARs under the EAR Plan will be made in the first quarter of 2017. The outstanding obligation set forth above includes interest of $1.1 million that will accrete on the EARs for the remainder of the year ended December 31, 2016.

(4)
During the normal course of our business, we enter into agreements to purchase goods and services, including purchase commitments for production materials, finished goods inventory, capital expenditures and endorsement arrangements with professional golfers. The amounts reported in the table above exclude those liabilities included in accounts payable or accrued liabilities on the consolidated balance sheet as of June 30, 2016.

(5)
We lease certain warehouses, distribution and office facilities, vehicles and office equipment under operating leases. Most lease arrangements provide us with the option to renew leases at defined terms. The future operating lease obligations would change if we were to exercise these options or if we were to enter into additional operating leases.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

        Our discussion and analysis of results of operations, financial condition and liquidity are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, shareholders' equity, net sales and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in our consolidated financial statements have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements and Note 1—Summary of Significant Accounting Policies to our unaudited consolidated financial statements.

  Revenue Recognition

        We recognize revenue in accordance with ASC 605, "Revenue Recognition." Revenue is recognized upon shipment or upon receipt by the customer, depending on the country of sale and the agreement with the customer, net of an allowance for discounts, sales returns, customer sales incentives and cooperative advertising. The criteria for recognition of revenue is met when persuasive evidence that an arrangement exists, both title and risk of loss have passed to the customer, the price is fixed or determinable and collectability is reasonably assured. In circumstances where either title or risk of loss pass upon receipt by the customer, we defer revenue until such event occurs based on our estimate of the shipping time from our distribution centers to the customer using historical and expected delivery times by geographic location. Delivery times vary by geographic location, but generally range from the same day to four days. We review these estimates periodically to test their reasonableness as compared to actual transactions. Historically, our actual shipping times have not been materially different from our estimates. Amounts billed to customers for shipping and handling are included in net sales. Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

        We record an allowance for anticipated sales returns through a reduction of sales and cost of goods sold in the period that the related sales are recorded. Sales returns are estimated based upon historical rates of product returns, current economic trends and changes in customer demands as well as specific identification of outstanding returns. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for sales returns. However, if the actual cost of sales returns are significantly different than the estimated allowance, our results of operations could be materially affected.

        We offer sales-based incentive programs to certain customers in exchange for certain benefits, including prominent product placement and exclusive stocking by participating retailers. These programs typically provide qualifying customers with rebates for achieving certain purchase goals. The rebates are accounted for as a reduction in sales over the period in which the rebate is earned. Our estimate of the reduction of revenue requires the use of assumptions related to the percentage of customers who will achieve qualifying purchase goals and the level of achievement. These assumptions are based on historical experience, current year program design, current marketplace conditions and sales forecasts, including considerations of our product life cycles. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate our estimate of the reduction of revenue.
  Allowance for Doubtful Accounts

        We make estimates related to our ability to collect our accounts receivable and maintain an allowance for estimated losses resulting from the inability or unwillingness of our customers to make required payments. The allowance includes amounts for certain customers where a risk of default has been specifically identified as well as a provision for customer defaults on a formula basis when it is determined the risk of some default is probable and estimable, but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including credit risk assessments, length of time the receivables are past due, historical experience, customer specific information available to us and existing economic conditions, all of which are subject to change. We do not believe there is reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for doubtful accounts. However, if the actual uncollected amounts significantly exceed the estimated allowance, our results of operations could be materially affected.

  Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out inventory method. The inventory balance, which includes material, labor and manufacturing overhead costs, is recorded net of an allowance for obsolete or slow moving inventory. The calculation of our allowance for obsolete or slow moving inventory requires management to make assumptions and to apply judgment regarding the future demand and marketability of products, the impact of new product introductions, inventory turn, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for obsolete or slow moving inventory. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may need to adjust our allowance for obsolete or slow moving inventory, which could have a material effect on our results of operations.

  Impairment of Goodwill, Indefinite-Lived and Long-Lived Assets

  Goodwill

        We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested more frequently if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset; general economic conditions, such as increasing Treasury rates or unexpected changes in gross domestic product growth; a change in our market shares; budget-to-actual performance and consistency of operating margins and capital expenditures; a product recall or an adverse action or assessment by a regulator; or changes in management or key personnel. If an impairment indicator exists, we test goodwill for recoverability. We have identified five reporting units and selected the fourth fiscal quarter to perform our annual goodwill impairment testing.

        We perform a two-step impairment test on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        The fair value of our reporting units are determined using the income approach. The income approach uses a discounted cash flow analysis, which involves applying appropriate discount rates to estimated future cash flows based on forecasts of sales, costs and capital requirements. The most significant estimates and assumptions inherent in this approach are the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. We estimate future sales growth using a number of critical factors, including among others, our nature and our history, financial and economic conditions affecting us, our industry and the general company, past results and our current operations and future prospects. Forecasts of future operations are based, in part, on operating results and our expectations as to future market conditions. We deem the discount rate used in our analysis to be commensurate with the underlying uncertainties associated with achieving the estimated cash flows we project. This analysis contains uncertainties because it requires us to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

        Our tests for impairment of goodwill resulted in a determination that the fair value of each reporting unit exceeded the carrying value of our net assets for the years ended December 31, 2013, 2014 and 2015, respectively. We do not anticipate any material impairment charges in the near term.

  Indefinite-Lived Intangible Assets

        Our trademarks have been assigned an indefinite life as we currently anticipate that these trademarks will contribute cash flows to us indefinitely. We evaluate whether the trademarks continue to have an indefinite life on an annual basis. Trademarks are reviewed for impairment annually in the fourth fiscal quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

        Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. We measure the fair value of our trademarks using the relief-from-royalty method, which estimates the present value of the royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The most significant estimates and assumptions inherent in this approach are the growth rate of sales from the businesses that use the subject trademark, the net royalty saving rate and the discount rate. Our tests for impairment of trademarks resulted in a determination that the fair value of the Pinnacle trademark was less than its carrying value of $3.7 million for the year ended December 31, 2014 and resulted in an impairment charge of $0.8 million. No impairment charges for our trademarks were recorded for the years ended December 31, 2013 and 2015 or for the six months ended June 30, 2015 and 2016.

  Long-Lived Assets

        A long-lived asset (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. When such events occur, we compare the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of the long-lived asset or asset group. The cash flows are based on the best estimate of future cash flows derived from the most recent business projections. If this comparison indicates that there is impairment, the amount of the impairment is calculated based on the excess of the asset's or the asset group's carrying value over its fair value. Fair value is estimated primarily using discounted expected future cash flows on a market-participant basis. No impairment charges for our long-lived assets were recorded for the years ended December 31, 2013, 2014 and 2015 or for the six months ended June 30, 2015 and 2016.

  Pension and Other Postretirement Benefit Plans

        We provide U.S. and foreign defined benefit and defined contribution plans to our eligible employees and postretirement benefits to certain retirees, including pensions, postretirement healthcare benefits and other postretirement benefits.

        Plan assets and obligations are measured using various actuarial assumptions, such as discount rates, rate of compensation increase, mortality rates, turnover rates and health care cost trend rates, as determined at each year end measurement date. The measurement of net periodic benefit cost is based on various actuarial assumptions, including discount rates, expected return on plan assets and rate of compensation increase, which are determined as of the prior year measurement date. Our actuarial assumptions are reviewed on an annual basis and modified when appropriate.

        Approximately 86.1% of our employees are covered by defined benefit pension plans and approximately 29.8% of our employees are covered by other postretirement benefit plans, in each case as of December 31, 2015. Pension plans provide benefits based on plan-specific benefit formulas as defined by the applicable plan documents. Postretirement benefit plans generally provide for the continuation of medical benefits for all eligible employees. Contributions to our postretirement benefit plan are determined based upon amounts needed to cover postretirement benefits paid during the period, net of contributions made by eligible employees. In general, our policy is to fund our pension benefit obligation based on legal requirements, tax and liquidity considerations and local practices.

        Our projected benefit obligations related to our pension and other postretirement benefit plans are valued using a weighted-average discount rate of 4.16% and 4.30%, respectively, for the year ended December 31, 2015. The determination of the discount rate is generally based on an index created from a hypothetical bond portfolio consisting of high-quality fixed income securities with durations that match the timing of expected benefit payments. Changes in the selected discount rate could have a material impact on our projected benefit obligations and the unfunded status of our pension and other postretirement benefit plans. Decreasing the discount rate by 100 basis points would have increased the projected benefit obligations of our pension and other postretirement benefit plans by approximately $36.0 million and $2.2 million, respectively, for the year ended December 31, 2015.

        Our net periodic pension benefit and other postretirement benefit cost is calculated using a variety of assumptions, including a weighted average discount rate and expected return on plan assets. The expected return on plan assets is determined based on several factors, including adjusted historical returns, historical risk premiums for various asset classes and target asset allocations within the portfolio. Adjustments made to the historical returns are based on recent return experience in the equity and fixed income markets and the belief that deviations from historical returns are likely over the relevant investment horizon. Actual cost is also dependent on various other factors related to the employees covered by these plans. Adjustments to our actuarial assumptions could have a material adverse impact on our operating results. Decreasing the discount rate by 100 basis points would increase net periodic pension and other postretirement benefit cost by approximately $3.1 million and $0.3 million, respectively, for the year ended December 31, 2015. Decreasing the expected return on plan assets by 100 basis points would increase net periodic pension benefit cost by approximately $2.0 million for the year ended December 31, 2015.

  Product Warranty

        Certain of our products have defined warranties ranging from one to two years. Products covered by our defined warranty policies include all Titleist golf products, FootJoy golf shoes, and FootJoy golf outerwear. Our product warranties generally obligate us to pay for the cost of replacement products, including the cost of shipping replacement products to our customers. Our policy is to accrue the estimated cost of satisfying future warranty claims at the time the sale is recorded. In estimating our future warranty obligations, we consider various factors, including our warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty.

        We estimate our warranty cost based on historical warranty claims experience and available product quality data. In cases where there is little or no historical claims experience, we estimate our warranty obligation based upon long-term historical warranty rates of similar products until sufficient data is available. We update our estimates as actual model-specific rates become available to ensure that our expected warranty cost continues to be within the range of likely outcomes. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate our warranty obligation. However, if the number of actual warranty claims or the cost of satisfying warranty claims were to significantly exceed the estimated warranty reserve, our results of operations could be materially affected.

  Income Taxes

        Current income tax expense or benefit is the amount of income taxes expected to be payable or receivable for the current year. Deferred income tax assets and liabilities represent the temporary differences between the tax basis and financial reporting basis of our assets and liabilities and are determined using the tax rates and laws in effect for the periods in which the differences are expected to reverse. We may record valuation allowances for deferred tax assets to reduce our net deferred tax assets to the amount that is more-likely-than-not to be realized.

        The determination of whether a deferred tax asset will be realized is made on both a jurisdictional basis and the use of our estimate of the recoverability of the deferred tax asset. In evaluating whether a valuation allowance is required under such rules, we consider all available positive and negative evidence, including our prior operating results, the nature and reason for any losses, our forecast of future taxable income in each respective tax jurisdiction and the dates on which any deferred tax assets are expected to expire. These assumptions require a significant amount of judgment, including estimates of future taxable income. We determined that we would not be able to fully realize the benefits of all our state deferred tax assets. As of December 31, 2014 and 2015, a cumulative valuation allowance of $13.9 million, and $20.8 million, respectively, was recorded.

  Valuation of Common Stock Warrants

        We classify warrants to purchase shares of our common stock as a liability on our consolidated balance sheet as these warrants are free-standing financial instruments that may result in the issuance of a variable number of our common shares. The warrants were initially recorded at fair value on the date of grant, and are subsequently re-measured to fair value at each reporting date. We will continue to adjust the liability until the earlier of the exercise of the warrants or expiration of the warrants occurs.

        To arrive at a fair value of the warrants to purchase common stock, we perform a two-step process. We first estimate the aggregate fair value of the Company (our Business Enterprise Value, or BEV) and then allocate this aggregate value to each element of our capital structure under the contingent claims methodology. In determining the fair value of our BEV, we used a combination of the income approach and the market approach to estimate our aggregate BEV at each reporting date. Under the income approach, fair value is estimated based on the discounted present value of the cash flows that the business can be expected to generate in the future. The most significant estimates and assumptions inherent in this approach are the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. We also employ a market approach, which is based on the guideline public company method. The guideline public company method uses the fair value of a peer group of publicly-traded companies and considers multiples of financial metrics to derive a range of indicated values. Determination of the peer group is based on factors including, but not limited to, the similarity of their industry, growth rate and stage of development, business model and financial risk. These types of analyses contain uncertainties because they require us to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

        Based on our BEV at each reporting date, our estimated aggregate fair value was then allocated to shares of common stock, shares of redeemable convertible preferred stock, convertible notes, bonds, employee stock options and warrants to purchase common stock using the contingent claims methodology. Under this model, each component of our capital structure is treated as a call option with unique claim on our assets as determined by the characteristics of each security's class. The resulting option claims are then valued using an option pricing model. This model defines the fair value of each class of security based on the current aggregate fair value of the company along with assumptions based on the rights and preferences of each class of security. The rights and preferences of each class of security are based upon an assumed liquidity event, such as an anticipated timing of an initial public offering. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management regarding an initial public offering.

        Key assumptions used to value the warrants under the option pricing model were as follows:

	December 31,
			Six months ended June 30, 2016
	2014	2015
Exercise Price	$11.11	$11.11	$11.11
Volatility	30%	30%	40%
Risk-free rate	0.47%	0.53%	0.25%
Dividend yield	0.00%	0.00%	0.00%

        We historically have been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate our expected volatility based on the historical volatility of a set of publicly-traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining time to purchase for each of the tranches of warrants.

  Share-Based Compensation

        For the years ended December 31, 2013, 2014 and 2015, we accounted for compensation expense related to our share-based compensation awards, including EARs under our EAR Plan and stock options granted in connection with the Acquisition, using the intrinsic value method, as permitted by ASC 718 for nonpublic entities, with changes to the value of the share-based compensation awards recognized as compensation expense at each reporting date. Compensation expense for the EAR Plan is based on the then-current projection of our CSE value as defined in the EAR Plan documents, which is the highest of (1) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ended December 31, 2015, (2) an amount calculated by using a formula based on certain financial metrics of Acushnet Company as of and for the year ending December 31, 2016 and (3) if an IPO has occurred, an amount calculated based on the average per share closing price of the publicly traded common stock for the first three full trading days following the pricing of common stock in the IPO. Upon the filing of the registration statement, we prospectively changed our methodology for valuing the EARs to a fair value pricing model as required by ASC 718. This change in accounting did not impact the calculation of enterprise value under either clause (1) or (2) above but it did impact the calculation of average per share closing price under clause (3). However, as the calculation under clause (3) was lower than the calculation under clause (2) under either accounting methodology, the change in valuation methods did not have an effect on our consolidated financial statements at June 30, 2016. Subsequent to our initial public offering, we will have the option to settle up to 50% of our outstanding EARs using our common stock. However, it is currently our intention to settle the entire amounts due under the EARs in cash, which payments we expect to fund from cash flows from operations, borrowings under our new revolving credit facility and borrowings under our new delayed draw term loan A facility.

        In January 2016, our board of directors approved the 2015 Incentive Plan, which allows grants of stock options, stock appreciation rights, restricted shares of common stock, restricted stock units, and other stock-based and cash-based awards to our directors, officers, employees, consultants and advisors. We issue stock-based awards to employees with (i) service-based vesting conditions or (ii) service-based and performance-based vesting conditions. We measure stock-based awards based on the deemed fair value on the date of grant for accounting purposes, and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with only service-based vesting conditions, compensation expense is recorded using the straight-line method. For awards with service-based and performance-based vesting conditions, compensation expense is recorded using the straight-line method once we have determined that the likelihood of meeting the performance conditions is probable, which requires management judgment.

        As there has been no public market for our common stock to date, the fair value of our common stock was determined by our board of directors as of the date of each stock-award grant based on our most recently available third-party valuation of common stock. Since our acquisition in 2011 by Fila Korea and the Financial Investors, we have had a third-party valuation prepared at the end of each quarter in connection with a valuation of the warrants to purchase our common stock needed for the preparation of our consolidated financial statements. The third-party valuations used for the grants described below were prepared using a combination of an income approach, which utilized a discounted cash flow model, and market approach, which utilized a comparative market multiple model. The results from each of the models were then weighted and combined into a single estimate of common stock fair value.

        On June 15, 2016, our board of directors approved a grant under our 2015 Incentive Plan of multi-year restricted stock units (which we refer to as RSUs) and performance stock units (which we refer to as PSUs) to certain key members of management. The grants were made 50% in RSUs and 50% in PSUs. One-third of the RSUs vest on each of January 1 of 2017, 2018 and 2019. The PSUs cliff-vest on December 31, 2018, subject to the employee's continued employment and our level of achievement of the applicable cumulative Adjusted EBITDA performance metrics (as defined in the applicable award agreements) measured over the three-year performance period. We deemed the achievement of the applicable three-year cumulative performance target probable as of June 30, 2016. On the date of grant, the board of directors determined the fair value of common stock was $19.07 per share. For the six months ended June 30, 2016, we measured these awards based on the deemed fair value on the date of grant for accounting purposes, which we determined to be the fair value as of June 30, 2016, which was $20.45 per share.

        Subsequently, on August 10, 2016, our board of directors approved a similar grant of RSUs and PSUs to certain key members of management. On the date of such grant, the board of directors determined the fair value of common stock was $20.45 per share.

        The assumptions used in calculating the fair value of stock-based compensation awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

        Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recently Issued Accounting Pronouncements

        We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 to our audited consolidated financial statements and Note 1 to our unaudited consolidated financial statements included elsewhere in this prospectus, such standards will not have a significant impact on our consolidated financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes and do not believe we are exposed to material market risk with respect to our cash and cash equivalents.

Interest Rate Risk

        We are exposed to interest rate risk under our various credit facilities which accrue interest at variable rates, as described above under "—Liquidity and Capital Resources—Indebtedness" and in Note 9—Debt and Financing Arrangements to our audited consolidated financial statements and Note 5—Debt and Financing Arrangements to our unaudited consolidated financial statements in this prospectus. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future.

        As of June 30, 2016, we had $817.0 million of outstanding indebtedness, including $422.7 million of borrowings at variable interest rates. A 1.00% increase in the interest rate applied to these borrowings would have resulted in an increase of $4.9 million in our annual pre-tax interest expense.

        Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for our floating rate debt. Our floating rate debt requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt.

Foreign Exchange Risk

        In the normal course of business, we are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to transactions outside the United States denominated in foreign currencies, which include, but are not limited to, the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. In addition, we are exposed to gains and losses resulting from the translation of the operating results of our non-U.S. subsidiaries into U.S. dollars for financial reporting purposes.

        We use financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal financial instruments we enter into on a routine basis are foreign exchange forward contracts. The primary foreign exchange forward contracts pertain to the Japanese yen, the Korean won, the British pound sterling, the euro and the Canadian dollar. Foreign exchange forward contracts are primarily used to hedge purchases denominated in select foreign currencies. The periods of the foreign exchange forward contracts correspond to the periods of the forecasted transactions, which do not exceed 24 months subsequent to the latest balance sheet date. We do not enter into foreign exchange forward contracts for trading or speculative purposes.

        The gross U.S. dollar equivalent notional amount of all foreign currency hedges outstanding at June 30, 2016 was $373.2 million, representing a net settlement liability of $18.6 million. Gains and losses on the foreign exchange forward contracts that we account for as hedges offset losses and gains on these foreign currency purchases and reduce the earnings and shareholders' equity volatility relating to foreign exchange.

        We performed a sensitivity analysis to assess potential changes in the fair value of our foreign exchange forward contracts relating to a hypothetical movement in foreign currency exchange rates. The sensitivity analysis of changes in the fair value of our foreign exchange forward contracts outstanding at June 30, 2016, while not predictive in nature, indicated that if the U.S. dollar uniformly weakened by 10% against all currencies covered by our contracts, the net settlement liability of $18.6 million would increase by $2.1 million resulting in a net settlement liability of $20.7 million.

        The sensitivity analysis described above recalculates the fair value of the foreign exchange forward contracts outstanding at June 30, 2016 by replacing the actual foreign currency exchange rates at June 30, 2016 with foreign currency exchange rates that are 10% weaker rates for each applicable foreign currency. All other factors are held constant. The sensitivity analysis disregards the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analysis also disregards the offsetting change in value of the underlying hedged transactions and balances.

        The financial markets and currency volatility may limit our ability to cost-effectively hedge these exposures. The counterparties to derivative contracts are major financial institutions. We assess credit risk of the counterparties on an ongoing basis.

Commodity Price Risk

        We are exposed to commodity price risk with respect to certain materials and components used by us, our suppliers and our manufacturers, including polybutadiene, urethane and Surlyn for the manufacturing of our golf balls, titanium and steel for the assembly of our golf clubs, leather and synthetic fabrics for our golf shoes, golf gloves, golf gear and golf apparel, and resin and other petroleum-based materials for a number of our products.

Impact of Inflation

        Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Internal Control Over Financial Reporting

        As a privately held company, we are not required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not currently required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual and quarterly reports and provide an annual management report on the effectiveness of internal control over financial reporting.

        In connection with the audit of our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not have in place an effective control environment with a sufficient number of accounting personnel with the appropriate technical training in, and experience with, GAAP to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner. Further, we did not design and have in place formally documented and implemented processes and procedures to address the accounting for income taxes, derivatives, certain compensation and benefits, and functional currency, including internal communication protocols related to matters impacting income tax and benefit accounts. We also identified a lack of segregation of duties between the ability to create and post journal entries. The lack of adequate accounting personnel and formal processes and procedures resulted in several audit adjustments to our consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

        We are currently in the process of remediating these material weaknesses and are taking steps that we believe will address the underlying causes of the material weaknesses. We have enlisted the help of external advisors to provide assistance in the areas of financial accounting and tax accounting in the short term, and are evaluating the longer term resource needs of our various financial functions. In addition, we have engaged an accounting firm to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources.

        In addition, we have begun performing system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2017. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, in addition to the material weaknesses described above.

BUSINESS

Overview

        We are the global leader in the design, development, manufacture and distribution of performance-driven golf products, which are widely recognized for their quality excellence. Driven by our focus on dedicated and discerning golfers and the golf shops that serve them, we believe we are the most authentic and enduring company in the golf industry. Our mission—to be the performance and quality leader in every golf product category in which we compete—has remained consistent since we entered the golf ball business in 1932. Today, we are the steward of two of the most revered brands in golf—Titleist, one of golf's leading performance equipment brands, and FootJoy, one of golf's leading performance wear brands. Titleist has been the #1 ball in professional golf for 68 years and FootJoy has been the #1 shoe on the PGA Tour for over six decades.

        Our target market is dedicated golfers, who are the cornerstone of the worldwide golf industry. These dedicated golfers are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe our focus on innovation and process excellence yields golf products that represent superior performance and consistent product quality, which are the key attributes sought after by dedicated golfers. Many of the game's professional players, who represent the most dedicated golfers, prefer our products thereby validating our performance and quality promise, while driving brand awareness. We leverage a pyramid of influence product and promotion strategy, whereby our products are the most played by the best players, creating aspirational appeal for a broad range of golfers who want to emulate the performance of the game's best players.

        Dedicated golfers view premium golf shops, such as on-course golf shops and golf specialty retailers, as preferred retail channels for golf products of superior performance and product quality. As a result, we have committed to being one of the preferred and trusted partners to premium golf shops worldwide. This commitment provides us a retail environment where our product performance and quality advantage can most effectively be communicated to dedicated golfers. In addition, we also service other qualified retailers that sell golf products to consumers worldwide.

        Our vision is to consistently be regarded by industry participants, from dedicated golfers to the golf shops that serve them, as the best golf company in the world. We have established leadership positions across all major golf equipment and golf wear categories under our globally recognized brands.

• #1 ball in golf • Golf's Symbol of Excellence • A leading global golf equipment brand

• #1 shoe in golf • #1 glove in golf • A leading global golf wear brand

• #1 wedge on the PGA Tour

• A leading putter on the PGA Tour

        For the year ended December 31, 2015 and the six months ended June 30, 2016, we recorded net sales of $1,503.0 million and $903.0 million, net income (loss) attributable to Acushnet Holdings Corp. of $(1.0) million and $52.1 million and Adjusted EBITDA of $214.7 million and $164.4 million, respectively. See "Prospectus Summary—Summary Consolidated Financial Data" for a reconciliation of Adjusted EBITDA to net income (loss) attributable to Acushnet Holdings Corp., the most directly comparable GAAP financial measure.

Our History and Evolution

        Founded in Acushnet, Massachusetts by Phil "Skipper" Young in 1910 and incorporated as the Acushnet Process Company, we manufactured rubber-based products including water bottles, gas masks and bathing caps. Our golf business was established in 1932 when Young, a dedicated golfer himself, missed a critical putt in a golf match. Believing the putt to be well struck, Young took the ball to be x-rayed, where it was discovered that the ball's core was off-center. Following this seminal discovery that many commercially available golf balls frequently had manufacturing inconsistencies, Young set out with Massachusetts Institute of Technology classmate Fred Bommer to develop a superior golf ball. After three years of development, the Titleist golf ball was introduced.

        The objective from the very beginning was to produce a golf ball that would set the standard in performance, quality and consistency, and become the preferred choice of dedicated golfers and the preferred trade partners who would serve them. In the early years, many of these preferred trade partners were also some of the first touring golf professionals. Soon the Titleist golf ball was the golf ball of choice wherever competitive golf was played. The core values of serving the game's dedicated golfer with a superior product, in terms of both performance and quality, and having that superior product validated by the game's most dedicated golfers and premium golf retailers, have endured for the past eight decades.

        In 1976, Acushnet Company was acquired by American Brands, Inc. (the predecessor company of Beam). We acquired FootJoy in 1985. On July 29, 2011, Acushnet Holdings Corp. (at the time known as Alexandria Holdings Corp.), an entity owned by Fila Korea and the Financial Investors, acquired Acushnet Company from Beam.

Our Core Focus

Dedicated Golfers

        Our target market is dedicated golfers, who are avid and skill-biased, prioritize performance and commit the time, effort and money to improve their game. We believe that dedicated golfers are the most consistent purchasers of golf products and estimate that while they represented only approximately 15% of all United States golfers, they accounted for more than 40% of total rounds played and approximately 70% of all golf equipment and gear spending in the United States during 2014. We also believe dedicated golfers account for an outsize share of golf equipment and gear spending outside the United States and purchase a significant portion of golf wear products worldwide.

Product Platform

        Leveraging the success of our golf ball and golf shoe businesses, while maintaining the core values of the Titleist and FootJoy brands, we have strategically entered into product categories such as golf clubs, wedges, putters, golf gloves, golf gear and golf wear with an objective of being the performance and quality leader.

        Since the dedicated golfer views each performance product category on its own merits, we have approached each category on its own terms by committing the necessary resources to become the performance and quality leader in each product category where we participate. As a result, we have built an industry leading platform across all performance product categories, driving a market-differentiating mix of consumable products, which we consider to be golf balls and golf gloves, which collectively represented 43% of our net sales in 2015, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, which collectively represented 57% of our net sales in 2015.

        We operate under the following four reportable segments.

  Titleist Golf Balls (36% of 2015 net sales)

        Titleist is the #1 ball in golf. The Titleist golf ball was founded with a purpose of designing and manufacturing a performance oriented, high quality golf ball that was superior to all other products available in the market. We believe the golf ball is the most important piece of equipment in the game, as it is the only piece of equipment used by every player for every shot. The golf ball is also the most important category for us as it generates the largest portion of our sales and profits. Since its introduction in 2000, the Titleist Pro V1 has been the best-selling golf ball globally and continues to set the bar in terms of product design, quality and performance. We also design, manufacture and sell other golf balls under the Titleist brand, such as NXT Tour, Velocity and DT TruSoft, as well as under the Pinnacle brand. We have continually improved our golf balls through innovation in materials, construction and manufacturing processes, which has enabled us to build the #1 golf ball franchise in the world.

  Titleist Golf Clubs (26% of 2015 net sales)

        We design, assemble and sell golf clubs (drivers, fairways, hybrids and irons) under the Titleist brand, wedges under the Vokey Design brand and putters under the Scotty Cameron brand. The mission of our golf club business is to design and develop the best performing golf clubs in the world for dedicated golfers. We believe dedicated golfers do not buy brands across categories but seek out best-in-class products in each category. This is the reason we have partnered with dedicated engineers and craftsmen such as Bob Vokey and Scotty Cameron, who understand the nuances, subtleties and impact mechanics of their respective golf club categories. Titleist golf clubs, Vokey Design wedges and Scotty Cameron putters are widely used by professional and competitive amateur players, which validates the products' performance and quality excellence. We are also committed to a leading club fitting and trial platform to maximize dedicated golfers' performance experience.

  Titleist Golf Gear (9% of 2015 net sales)

        We offer a diversified portfolio of Titleist-branded performance golf gear across the golf bags, headwear, gloves, travel gear, head covers and other golf gear categories. Our golf gear is focused on superior performance and quality excellence, which is the mission of any product bearing the Titleist brand name.

  FootJoy Golf Wear (28% of 2015 net sales)

        We design, manufacture and sell golf shoes and gloves, and we design and sell performance outerwear, apparel and socks under the FootJoy brand. By offering products with premium materials, superior comfort and fit and authentic designs, FootJoy has become the #1 shoe and #1 glove in golf and a leader in the global performance golf outerwear and the U.S. golf apparel markets. We believe FootJoy is seen by golfers around the world as an authentic and definitive golf brand with a consistent, differentiated focus on performance and quality.

Pyramid of Influence

        The game of golf is learned by observation and imitation, and golfers improve their own performance by attempting to emulate highly skilled golfers. Golfers are influenced not only by how other golfers swing but also by what they swing with and what they swing at. This is the essence of golf's pyramid of influence, which is deeply ingrained in the mindset of the dedicated golfer. At the top of the pyramid is the most dedicated golfer, who attempts to make a living playing the game professionally. Adoption by most of the best golfers, whose professional success depends on their performance, validates the quality, features and benefits of using the best performing products. This, in turn, creates aspirational appeal for golfers who want to emulate the performance of the best players. By virtue of the performance and quality excellence of our products, we believe we are best-positioned to leverage the pyramid of influence since most of the best players trust and use Titleist and FootJoy products. Our primary marketing strategy is for our products to be the most played by the best players, including both professional and amateur golfers. This strategy has proven to be enduring and effective in the long-term and is not dependent on the transient success of a few elite players at any given point in time.

Innovation Leadership

        We believe innovation is critical to dedicated golfers as they depend on the ability of new and innovative products to drive improved performance. Since we entered the golf ball business in 1932, we believe we have been the design and technology leader in the golf industry with a strategy to develop, implement and protect product and process improvements. We currently employ an R&D team of over 150 scientists, chemists, engineers and technicians. We also introduce new product innovations at a cadence that best aligns with the typical dedicated golfer's replacement cycle within each product category. We spent $42.2 million, $44.2 million and $46.0 million in 2013, 2014 and 2015, respectively, on R&D.

Operational Excellence

        The requirements of the game lead the dedicated golfer to seek out products of maximum performance and consistency. We own or control the design, sourcing, manufacturing, packaging and distribution of our products. In doing so, we are able to exercise control over every step of the manufacturing process and supply chain operations, thereby setting the standard for quality and consistency. Our operational excellence also allows us to continually develop innovative new products, bring those products to market more efficiently and ensure high levels of quality control. We have developed and refined distinct and independently managed supply chains for each of our product categories. Our manufacturing facilities include:

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  three golf ball manufacturing facilities that collectively produce over 1 million balls per production day;

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  six golf club assembly facilities;

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  a joint venture facility to manufacture our golf shoes; and

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  a facility to manufacture our golf gloves.

Route to Market Leadership

        As one of the preferred partners to premium golf shops, we ensure that the performance benefits derived from using our products are showcased and our products are properly merchandised. We have over 350 sales representatives directly servicing over 31,000 accounts in 46 countries and we service over 90 countries in total, directly or through distributors. With an average of almost 20 years of experience, we believe the Titleist U.S. sales team is the largest and most experienced in the industry. Similarly, we believe FootJoy has built the most experienced, highly qualified team in the U.S. golf wear category. As we see our retail partners as a critical connection to dedicated golfers, we place great emphasis on building strong relationships and trust with them. This is the reason our sales associates are expected not simply to be salespeople, but to function as golf experts and enthusiasts in their respective territories, who advise and assist our retail partners to better serve their customers. We help generate golfer demand and sell-through via in-shop merchandising, promotions and advertising, and also provide product education to club professionals, coaches and instructors. Lastly, we place a strong focus on consumer engagement, starting with fitting and trial initiatives across our balls, clubs and shoes categories. We offer custom products across categories that we believe are better aligned with golfers' personal styles, skill levels and preferences.

Market Overview and Opportunity

Market Overview

        We estimate that the sport of golf gives rise to a global commercial opportunity of more than $85 billion annually, which captures all spending related to golf. There are over 50 million golfers worldwide playing over 800 million rounds annually on over 32,000 golf courses. Our addressable market comprised of golf equipment, golf wear and golf gear represents approximately $12 billion in retail sales and approximately $8 billion in wholesale sales. The United States accounted for over 40% of our addressable market, followed by Japan and Korea collectively accounting for over 30% of our addressable market, each in 2014.

        Although the number of rounds of golf played in the United States declined overall from 2006 until the end of 2014, the number of rounds of golf played in the United States has shown improvement since the beginning of 2015, according to Golf Datatech LLC. We believe that the number of rounds of golf played by our target market of dedicated golfers was relatively stable during this period of overall decline in the golf industry.

        We view emerging economies, such as the markets in Southeast Asia, as attractive long-term opportunities based on our assessment through the lens of the five collectively necessary and sufficient conditions for a country to embrace golf: (1) sizeable middle-class population, (2) educational infrastructure, (3) places to play and practice, (4) professional success that inspires the local golfers and (5) corporate support.

        We believe the golf industry is mainly driven by golfer demographics, dedicated golfers and weather and economic conditions.

        Golfer Demographics.    Golf is a recreational activity that requires time and money. The golf industry has been principally driven by the age cohort of 30 and above, currently "gen-x" (age 30 to 49) and "baby boomers" (age 50 to 69), who have the time and money to engage in the sport. In the United States, there are approximately 8.7 million gen-x golfers and approximately 6.6 million baby boomer golfers, representing approximately 63% of total golfers in the United States. Households headed by gen-x and baby boomers also claim an approximately 80% share of the total income dollars in the United States. Since a significant number of baby boomers have yet to retire, we anticipate growth in spending from this demographic as it has been demonstrated that rounds of play increase significantly as those in this cohort reach retirement. On average, golfers in the age range of 18 to 34 play 15 rounds per year, whereas those in the age range of 50 to 64 and 65 and above play 29 rounds and 51 rounds per year, respectively. While golf has historically consisted of mostly male players, women accounted for approximately 24% of golfers in the United States in 2015, up from approximately 20% in 2011. Because nearly 40% of beginner golfers in the United States in 2015 were women, we believe that the percentage of women golfers will continue to grow. Beyond the gen-x and baby boomer generation, another promising development in golf has been the generational shift with millennial golfers making their marks at both professional and amateur levels. Golfers under the age of 30 represented 44% of the World Rank Top 50 and 76% of Rolex World Rank Top 50 Women as of May 31, 2016. The largest single age group of beginners in the United States in 2015 was millennials (age 18 to 29). Further, the number of junior golfers (age 6 to 17) in the United States has grown from approximately 2.5 million golfers in 2010 to approximately 3.0 million golfers in 2015.

        Dedicated Golfers.    Dedicated golfers are largely gen-x and baby boomers who have demonstrated the propensity to pay a premium for products that help them perform better. We believe dedicated golfers, who comprise our target market, will continue to be a key driver for the global golf industry. The National Golf Foundation estimates that there were 6.4 million, 6.5 million and 6.2 million "avid" golfers in the United States in 2013, 2014 and 2015, respectively, with "avid" golfers defined as those who play 25 rounds or more per year. We estimate that approximately 60% of these avid golfers in the United States are dedicated golfers.

        Weather Conditions.    Weather conditions determine the number of playable days in a year and thus influence the amount of time people spend on golf. Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months. Therefore, favorable weather conditions generally result in more playable days in a given year and thus more golf rounds played, which generally results in increased demand for all golf products.

        Economic Conditions.    The state of the economy influences the amount of money people spend on golf. Golf equipment, including clubs, balls and accessories, is recreational in nature and is therefore a discretionary purchase for consumers. Consumers are generally more willing to make discretionary purchases of golf products when economic conditions are favorable and when consumers are feeling confident and prosperous.

Our Opportunity

        We have demonstrated sustained, resilient and stable revenue and Adjusted EBITDA growth over the past five years, despite challenges related to demographic, macroeconomic and weather related conditions. Our differentiated focus on performance and quality excellence, enduring connections with dedicated golfers and favorable and market-differentiating mix of consumable and durable products have been the key drivers of our strong performance. We believe this focus positions us to continue to generate industry-leading performance.

Strong Financial Performance

        Since 2011, we have driven strong financial performance across our product portfolio in the aggregate and in each of our reportable segments of Titleist golf balls, Titleist golf clubs, Titleist golf gear and FootJoy golf wear. From 2011 to 2015:

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  our net sales increased from $1,336.1 million (on a non-GAAP combined basis) to $1,503.0 million, representing a compound annual growth rate, or CAGR, of 3%, or 6% on a constant currency basis;

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  our net income (loss) attributable to Acushnet Holdings Corp. was $(31.2) million in 2011 (on a non-GAAP combined basis), $13.9 million in 2012, $19.6 million in 2013, $21.6 million in 2014 and $(1.0) million in 2015;

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  our Adjusted EBITDA increased from $138.4 million (on a non-GAAP combined basis) to $214.7 million, representing a CAGR of 12%;

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  we achieved 400 basis points of Adjusted EBITDA margin expansion;

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  our Adjusted Net Income increased from $46.7 million (on a non-GAAP combined basis) to $86.7 million, representing a CAGR of 17%; and

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  our cash flows provided by operating activities increased from $51.1 million (on a non-GAAP combined basis) to $91.8 million.

        The information presented above for the year ended December 31, 2011 is presented on an unaudited combined basis and represents the mathematical addition of our predecessor's results of operations prior to the Acquisition from January 1, 2011 to July 29, 2011, and our results of operations from July 30, 2011 to December 31, 2011, or the successor period. The financial results for the successor period include the impact of applying purchase accounting. The presentation of unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X. We have included the unaudited combined financial information as a convenience solely for the purpose of facilitating a comparison of the combined results with our other years presented. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred. See "Selected Consolidated Financial Data" for (i) a presentation of the results of operations for the period from January 1, 2011 to July 29, 2011, and the period from July 30, 2011 to December 31, 2011, which have been audited and are consistent with GAAP, and the results of operations for the year ended December 31, 2011 on an unaudited combined basis and (ii) a reconciliation of Adjusted EBITDA and Adjusted Net Income to net income (loss) attributable to Acushnet Holdings Corp. and the most directly comparable GAAP financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Performance Measures" for a description of how we calculate constant currency information.

(1)
The information presented for the year ended December 31, 2011 is presented on an unaudited combined basis and represents the mathematical addition of our predecessor's results of operations prior to the Acquisition from January 1, 2011 to July 29, 2011, and our results of operations from July 30, 2011 to December 31, 2011. This presentation of unaudited combined financial information for the year ended December 31, 2011 is not consistent with GAAP.

Our Competitive Strengths

        Steward of Golf's Most Revered Brands.    We have long been the trusted steward of two of golf's most revered and recognized brands, and have enjoyed the longest running record of market leadership in the golf category. We believe the Titleist and FootJoy brands deliver superior performance and quality excellence in their respective product categories and are widely regarded as the strongest and most identifiable brands among premium golf equipment and golf wear manufacturers. Titleist has been the #1 ball in professional golf for 68 years while FootJoy has been the leading brand on the PGA Tour in golf shoes for over six decades and golf gloves for over three decades. The performance and quality of our brands are validated by the widespread adoption of our products by the world's best professional and amateur golfers, which generates exceptional brand loyalty among our core customers and drives repeat purchases.

        Market-Leading Portfolio of Products Designed for Dedicated Golfers.    The Titleist Pro V1 golf ball was launched in 2000 and in four months became the #1 selling ball on the market, a position it still holds, and is the #1 golf ball played at every level of competitive golf today. We estimate that we held nearly one-half of the 2015 global top grade wholesale golf ball market, which we estimate was approximately $1.0 billion, including over two-thirds of the premium performance market segment. Pro V1 models are the longest running #1 of any golf equipment since Golf Datatech began tracking this metric in 1997. It is rare when a brand's highest priced product in a particular category is also the industry volume leader. In 2015, the number of Titleist balls played on professional tours was more than five times the number of balls of our nearest competitor. Titleist records even higher ball counts at most amateur championships than on the worldwide professional tours, a further testament to the performance and quality of Titleist. Since amateurs are not allowed to receive compensation for the use or endorsement of any brand's equipment, they freely choose what golf ball they believe will help them shoot their lowest scores. Faithful to the brand promise of the Titleist ball, we believe our golf clubs are also best-in-class in terms of performance and quality. Our Vokey Design wedges and Scotty Cameron putters are recognized worldwide as leaders in their respective categories. Our Vokey Design wedges are the most widely used on the PGA Tour. Under our FootJoy brand, we are the #1 shoe in golf, with the leading usage on all of the world's major professional golf tours and twice as many stock keeping units, or SKUs, as our nearest competitors. FootJoy gloves also have the leading market share, enjoy the #1 position on all the world's major professional golf tours, and offer the largest selection of golf gloves in the industry. FootJoy is also a global leader in golf outerwear and has a rapidly growing presence in golf apparel.

        Favorable Consumable / Durable Mix.    We have developed a product portfolio with a favorable mix of consumables and durables, which we believe differentiates us from other pure golf equipment manufacturers. Consumable purchases are largely driven by the number of rounds played, while durable purchases are subject to technology replacement cycles. We believe our favorable product mix is less economically cyclical and more working capital efficient than that of our peers. Our sales reflect a favorable and market-differentiating mix of consumable products, which we consider to be golf balls and golf gloves, which collectively represented 43% of our net sales in 2015, and more durable products, which we consider to be golf clubs, golf shoes, golf apparel and golf gear, which collectively represented 57% of our net sales in 2015.

        Best-in-Class Design Innovation.    Driven by our commitment to perpetual innovation, we believe we are the innovation leader in the golf industry. Golf's most regulated and technically-driven categories are golf balls and golf clubs, and therefore require strong intellectual property to create differentiated products with superior performance and quality. We hold the largest patent portfolio in the golf industry, with close to 1,200 active U.S. utility patents in golf balls, over 300 active U.S. utility patents in golf clubs, wedges and putters and 284 active patents (including ex-U.S. and design patents) in golf shoes and gloves. As of December 31, 2015, we have 35% and 15% market shares of active golf ball and club patents, respectively. Over 90% of our current products incorporate technologies or designs developed in the last five years. The Titleist Pro V1 franchise is an example of our innovation leadership. We have sold over 110 million dozen Pro V1 and Pro V1x golf balls, generating over $4 billion of revenue, since the introduction of the Pro V1 in 2000. We believe our ability to develop and implement innovation drives superior product performance and our patent portfolio allows us to protect our product and process improvements in an industry where success is driven by product performance and quality improvements.

        Operational Excellence.    Our differentiated manufacturing processes and connectivity between our manufacturing and R&D teams foster integration throughout the design and manufacturing process. This allows us to continually develop innovative new products that we can bring to market efficiently while ensuring consistency and high levels of quality control. Unlike many other golf companies, we own or control the design, sourcing, manufacturing, packaging and distribution of our products. Our vertically integrated approach delivers a consistent product quality and results in very high customer satisfaction. There are over 90 quality checks for Titleist Pro V1 and 120 quality checks that go into Titleist Pro V1x to ensure every ball is worthy of bearing the Titleist brand name. An example of this is our product quality return percentage—for every 10 million Titleist Pro V1 golf balls produced, only one is returned on average. By controlling key aspects of the design and manufacturing processes, we are better able to protect our intellectual property as well as offer customization capabilities and efficient turn times. Furthermore, we are able to provide custom fitted products to individuals in a short timeframe and facilitate regional market customization.

        Unparalleled Route to Market Leadership.    The foundation of our go-to-market strategy is to continue to be the preferred partner for premium golf shops worldwide and to provide customization and fitting that optimize our customers' post-purchase experiences. In doing so, we ensure that the performance benefits derived from using our products are showcased and our products are properly merchandised, while deepening our customers' connections with the Titleist and FootJoy brands. We believe these initiatives, in turn, increase sales and profitability for our retail partners, leading to a mutually beneficial economic relationship. Today, we deploy over 20,000 displays that are designed and adapted to local needs, and there are over 3,400 premium golf shops that exclusively stock or display Titleist balls. By virtue of our strong relationship with retail partners, we are able to build the strong connections with and gain deep understanding of dedicated golfers. We are able to closely track the replacement cycles of our customers' equipment and effectively market our new products in a timely manner.

        Deep Stewardship Culture and Experienced Management Team.    Behind our exceptional products and organizational infrastructure lies an authentic and enduring organizational culture validated by the longevity of our management team, sales force and associates. Our management team members, many of whom have dedicated their entire careers to our company, average over 19 years of employment with us. They are supported by a deep and talented team of associates across product categories, functions, markets and geographies, who serve as strong brand and cultural ambassadors. Approximately 50% of our U.S. associates have over ten years of employment with us, highlighting the depth of our talent and future leaders. We are the stewards of our brands, and we are committed to maintaining the culture of excellence that defines us and our products.

Our Growth Strategies

        We plan to continue to pursue organic growth initiatives across all product categories, brands, geographies and marketing channels.

        Introduce New Products and Extend Market Share Leadership in Equipment Categories.    We expect to sustain our strong performance in our core categories of golf balls and golf clubs through several targeted strategies:

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  Titleist Golf Balls.  To ensure sustained long-term market leadership, we are continuously investing in design innovation and refining our sell-in and sell-through route to market capabilities and effectiveness in the golf ball product category. We are currently focused on improving our sales team training in product, merchandising, local promotion and selling skills, as well as enhancing trade partnerships in those channels where dedicated golfers shop. To grow our custom golf ball business, we have in place several new initiatives designed to develop strategic partnerships with corporations heavily invested in golf and to drive growth with a particular focus on the areas of corporate, country club, tournament and personalized sales. The 2016 launch of the "My Pro V1 Shop" online golf shop allows golfers to create and purchase their own unique Titleist Pro V1 / Pro V1x golf balls with special play numbers, logos or personalization. We believe the website will increase the likelihood of repeat purchases, thereby strengthening the link with golfers and loyalty to Titleist golf balls.

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  Titleist Clubs, Wedges and Putters.  We intend to continue to launch innovative, performance golf clubs by further leveraging Titleist clubs' leading R&D platform. We believe concept and specialty products and premium quality digital content will further drive customer awareness and market share gains across all premium club categories. To enhance trial and fitting, we plan to continue our leading consumer connection initiatives, grow our fitting network in opportunistic markets and further promote the utilization of our distinctive fitting operations. We are also executing several initiatives to further elevate Vokey Design wedges and Scotty Cameron putters as golf's leaders in short-game performance, technology, craftsmanship, and selection.

        Increase Penetration in Golf Gear and Wear Categories.    We intend to build on the brand loyalty that the dedicated golfer has developed for our Titleist ball and club categories and FootJoy shoe and glove categories in order to increase our penetration in the adjacent categories of golf gear and golf wear. We expect to continue to drive growth across these categories by employing the following initiatives:

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  Titleist Golf Gear.  We are committed to providing dedicated golfers with golf gear—including golf bags, headwear, gloves, travel gear, head covers and other accessories—of performance and quality excellence that is faithful to the Titleist brand promise. We are making significant investments in design and engineering resources and are leveraging dedicated player research methodologies and insights to drive innovation in this product category. We also plan to expand custom and limited edition product offerings and launch a U.S. eCommerce website for Titleist golf gear in the second half of 2017.

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  FootJoy Women's Apparel Initiative.  We are currently building out a focused, performance-based FootJoy women's apparel line consistent with the brand's successful positioning in men's apparel. The women's apparel line, which launched in early 2016, pairs sophisticated performance fabrics and design with layering technology pioneered by FootJoy to create maximum comfort and protection. By leveraging our existing FootJoy sales force in an adjacent category, we believe we can offer a compelling and authentic solution to female golfers and capitalize on the trend of casual, athletic styling that is driving success in the broader women's apparel space.

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  FootJoy eCommerce Launch.   We recently launched a U.S. eCommerce website for FootJoy. Over 6,000 SKUs are offered across all FootJoy categories, including shoes, gloves and apparel. The eCommerce initiative is expected to yield incremental sales and profitability, enriched data on preferences and trends as well as foster a deeper and more real time connection with the dedicated golfer.

        Strategically Pursue Global Growth.    The Titleist and FootJoy brands are both global brands that are well positioned where golf's growth is anticipated. While we believe that a majority of the near-term growth will be driven by the developed economies, emerging economies, such as the markets in Southeast Asia, represent longer-term growth opportunities. To meet future demand, we are ensuring that local capabilities and expertise in sales, customer service, merchandising, online presence, golf education and fitting initiatives are in place to support our operations. We continue to hire local talent across all functions in order to better position the products of Titleist and FootJoy in those markets where participation and popularity of the sport are expected to increase.

Our Products

        We design, manufacture and market a broad range of products under the Titleist and FootJoy brands. Both brands are recognized as industry leaders in performance, quality, innovation and design. Our products include golf balls, golf clubs, wedges and putters, golf shoes, golf gloves, golf gear and golf outerwear and apparel.

Titleist Golf Balls	Titleist Golf Clubs, Wedges and Putters	Titleist Golf Gear

• Pro V1	• Drivers	• Golf bags
• Pro V1x	• Fairways	• Headwear
• NXT Tour	• Hybrids	• Golf gloves
• Velocity	• Irons	• Travel gear
• DT TruSoft	• Vokey Design wedges	• Head covers
• Pinnacle	• Scotty Cameron putters	• Other golf gear

FootJoy Shoes	FootJoy Gloves	FootJoy Outerwear and Apparel

• Traditional	• Leather construction	• Performance outerwear
• Spikeless	• Synthetic	• Performance golf apparel
• Athletic	• Leather/synthetic combination	• Golfleisure women's apparel
• Casual	• Specialty

  Titleist

        We design, manufacture and sell golf balls, golf clubs, wedges and putters and golf gear under the Titleist brand. Net sales of Titleist products for the years ended December 31, 2013, 2014 and 2015 were $1,081.4 million, $1,116.0 million, and $1,084.1 million, respectively, in each case approximately 73% of our total net sales.

  Titleist Golf Balls

        Titleist is the #1 ball in golf. The 2016 Titleist golf ball product line consists of six major models, each designed to deliver different performance characteristics, such as distance, flight, short game control, feel and durability.

        Pro V1 and Pro V1x are designed to be the highest performing and quality golf balls for golfers at every level of the game and best demonstrate Titleist's design, innovation and technology leadership. The first Pro V1 golf ball was introduced on the PGA Tour in October 2000 and launched to the market in December 2000. It represented the coalescence of three of Titleist's industry leading technologies: large solid core; multi-component construction; and high performance, thermoset cast urethane elastomer covers. In its first four months, the Pro V1 golf ball became the best-selling golf ball and holds that position to this day. During this time, we also set out to create a ball that produced lower driver spin and higher launch characteristics than the Pro V1 while retaining its high performance scoring spin. With its four-piece, dual core design, the Pro V1x golf ball was introduced in 2003. We also provide best-in-class performance with the NXT Tour, NXT Tour S, Velocity and DT TruSoft models.

        By competing at a lower price point, Pinnacle completes a full product offering for us. With two major models, Rush and Soft, Pinnacle golf balls are also available in different optic colors and play numbers. Our Pinnacle Brand competes in the price market segment, which allows the Titleist brand to focus on the premium performance and performance market segments and reduces the need to extend the Titleist brand to the price market segment. This also helps to support the thousands of golf shops that choose to exclusively stock Titleist and Pinnacle golf balls, allowing them to offer golf balls in each market segment which market segments we discussed and defined below.

        Titleist and Pinnacle golf balls accounted for $551.7 million, or 37.3%, $543.8 million, or 35.4%, and $535.5 million, or 35.6%, of our total net sales for the years ended December 31, 2013, 2014 and 2015, respectively.

        We estimate that we held nearly one-half of the 2015 global top grade wholesale golf ball market, which we estimate was approximately $1.0 billion, and held leadership positions across the most profitable market segments. The top grade wholesale golf ball market consists of all golf balls sold in the wholesale market excluding range golf balls, practice golf balls or downgraded or repurposed golf balls.

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  The premium performance market segment (which we estimate was approximately $490 million of the 2015 global top grade wholesale golf ball market), which we consider to be golf balls that are designed to maximize total performance across all product attributes, including distance, short game spin and control, feel and durability. Titleist Pro V1 and Pro V1x golf balls led the premium performance segment with over two-thirds of this market segment.

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  The performance market segment (which we estimate was approximately $380 million of the 2015 global top grade wholesale golf ball market), which we consider to be golf balls that are designed to prioritize distance, good short game spin and control, feel and durability, while maintaining a lower price point than balls that compete in the premium performance market segment. Titleist NXT Tour, Velocity and DT golf balls led the performance segment with approximately one-third of this market segment.

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  The price market segment (which we estimate was approximately $180 million of the 2015 global top grade wholesale golf ball market), which we consider to be golf balls that are designed to prioritize distance, feel and durability, while targeting a more affordable price point than balls that compete in the premium performance and performance market segments. We are a leader in the price market segment.

        The table below shows the percentage of golfers that used Titleist golf balls as compared to its nearest competitor for specific professional tours and representative amateur championships in 2015.

        As shown in the table above, at most amateur championships, Titleist records even higher ball counts than on the worldwide professional tours. Under The Rules of Golf established by the game's governing bodies, the USGA and R&A, amateurs are not allowed to receive compensation for the use or endorsement of any brand's equipment. Amateurs freely choose what golf ball they believe will help them shoot their lowest scores. We believe their choice of the Titleist golf ball further validates the superior performance and superior quality of Titleist.

        We are also a leader in custom imprinted golf balls. This includes printing high quality reproductions of corporate logos, tournament logos, country club or resort logos, and personalization on Titleist and Pinnacle golf balls. Our service includes design capabilities, special packaging options and fast turnaround times. Custom imprinted golf balls represented over 25% of our global net golf ball sales for the year ended December 31, 2015. The majority of custom imprinting is done for corporate logos as there has long been a strong connection between the business community and golf.

  Titleist Golf Clubs, Wedges and Putters

        We view and operate the Titleist golf club business in three distinct categories: clubs (which includes drivers, fairways, hybrids and irons), wedges and putters. Our products are generally priced at or above the premium price points in the marketplace, driven by higher-end technologies (including design, materials and processes) we employ to generate superior quality and performance. We have different models within each category to address the distinct performance needs of our dedicated golfer target audience. Titleist golf clubs, wedges and putters accounted for $395.7 million, or 26.8%, $422.4 million, or 27.5%, and $388.3 million, or 25.8%, of our total net sales for the years ended December 31, 2013, 2014 and 2015, respectively.

        The table below shows the usage percentages and ranks of Titleist golf clubs, wedges and putters on the 2015 PGA Tour and representative 2015 championships in the United States.

  Titleist Clubs

        Our current global club line consists of the 915 product lines of drivers and fairways, the 816 product line of hybrids and the 716 product line of irons. Every product in our global club line features premium, tour-proven stock shafts and grips, complemented by a full range of custom options.

        Titleist 915 drivers and fairways are designed to deliver performance through tour-proven technologies that increase ball speed and decrease spin without sacrificing launch and forgiveness. We design our drivers and fairways to deliver total performance with tour-preferred looks, sound and feel, and we offer the ability to precisely fit individual golfers' needs.

        Titleist 816 hybrids generate long game performance through advanced technology. The advanced features of our hybrids aim to facilitate precision fitting and generate high ball speed, low spin and high launch for increased distance and forgiveness.

        Titleist 716 irons are innovative, technologically advanced products designed to deliver distance, forgiveness, proper shot control and feel. While we offer stock set configurations for our iron sets, approximately 40% of our worldwide iron sales are custom fit to help deliver a better fit and performance.

        We also sell our VG3 line of clubs, which consist of men's and women's drivers, fairways, hybrids and irons offered in Japan only. These products feature design and construction specifically targeted to dedicated golfers in Japan.

  Vokey Design Wedges

        Bob Vokey champions the Titleist wedge effort by creating high performance wedges to meet the demands of dedicated golfers and the best players in the world. The Vokey Design wedge product offering is a compilation of the most popular wedges resulting from Bob Vokey's hands-on work with golf's best players to develop shapes and soles that address varying techniques and course conditions. In total, we offer 21 unique loft, sole grind and bounce combinations and three unique finishes to create golf's most complete wedge product performance range. In addition, Vokey's online Wedgeworks program promotes limited edition models and allows golfers to customize and personalize their wedges. Vokey Design wedges are the most played wedges by tour professionals. In 2015, they accounted for over 38% of all wedges in play on the PGA Tour, where they have been #1 every year since 2004.

  Scotty Cameron Putters

        Scotty Cameron Fine Milled Putters are developed through a specialized and iterative process that blends art and science to create high performance putters. Scotty's design inspiration begins with studying the best players in the world and working with them to identify the consistent strengths and attributes of their putting. Scotty Cameron encourages a selection process that identifies the putter length, toe flow and appearance to deliver proper balance, shaft flex and feel to golfers and to encourage proper technique. Scotty Cameron putters consist of a range of products for each of these key selection criteria. In 2015, over one-third of the putters played on the PGA Tour were Scotty Cameron putters, and over the past 21 years, Scotty Cameron putters have helped players win over 1,100 tournaments on the worldwide professional tours.

        Using the scottycameron.com website as an information and services hub, we offer loyal brand fans the opportunity to connect more closely with the Scotty Cameron brand. Golfers can customize and personalize their putter(s) in the on-line Scotty Cameron Custom Shop. Through the popular "Club Cameron" loyalty program and Scotty's on-line "Studio Store," brand fans can purchase unique Scotty Cameron accessories. In 2014, we also opened the Scotty Cameron Gallery in Encinitas, California, a premium retail boutique which offers consumers the ability to experience the tour fitting process as well as purchase unique accessory items.

  Titleist Golf Gear

        Titleist golf gear products are designed and engineered using premium materials, paying particular attention to superior performance, function and style. We focus on the design and development of golf bags, headwear, gloves, travel gear, head covers and other golf gear. We provide personalization and customization within each category of Titleist golf gear, as well as certain licensed products, in order to meet the needs of the dedicated golfer and as part of our service to our accounts. We believe the golf gear business represents a sizable but highly fragmented opportunity with numerous competitors in each product category and geographical market. Titleist golf gear accounted for $117.0 million, or 7.9%, $127.9 million, or 8.3%, and $129.4 million, or 8.6%, of our net sales for the years ended December 31, 2013, 2014 and 2015, respectively.

        Titleist golf gear includes:

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  Golf Bags.  Our golf bags are designed and engineered with a variety of models possessing distinct features and benefits, including our Tour Staff, Cart and Carry models. The Titleist Tour Staff, Cart and Carry golf bags are leading products sold at premium prices throughout our worldwide distribution network. According to Golf Datatech, our share of U.S. net sales of golf bags from on-course golf shops and golf specialty retailers was approximately 18% for the year ended December 31, 2015, and our principal competitors in this category include Sun Mountain, Ping and Callaway.

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  Headwear.  Titleist headwear is designed and developed with advanced fabrications and construction to provide performance benefits as well as desirable styling for the dedicated golfer. Our headwear seeks to deliver benefits such as moisture management, UV protections, a secure fit and durability. We offer many unique product models within our headwear lines that include fitted headwear, adjustable headwear, visors and weather protection, including waterproof and cold weather styles.

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  Golf Gloves.  Our Titleist golf glove product portfolio is led by the Players Glove, which is the choice of many leading professionals around the globe and a top model with accounts. We offer a select group of models in most markets that includes the Players Glove, the Players-Flex Glove and the Perma-Soft Glove as well as the Players Custom Glove and the Q-Mark Custom Glove, which are customizable models. The Titleist glove business is strategically aligned with the FootJoy glove business to ensure a comprehensive product portfolio for our accounts and complementary benefit to us.

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  Travel Gear.  Titleist travel gear is offered to serve the business and lifestyle needs of our dedicated golfer audience. Meticulously constructed with premium materials, our different models of travel gear are thoughtfully designed with advanced fabrications and construction to provide functionality, quality and durability. We offer a range of models including golf club travel bags, cabin bags, backpacks, duffel bags and wheeled roller bags, as well as messenger bags and briefcases.

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  Head Covers and Other Golf Gear.  Titleist serves the lifestyle and performance needs of our dedicated golfer audience with a variety of other products including head covers, umbrellas, towels, bag covers, shag bags, valuable pouches and cold weather gear.

  FootJoy Golf Wear

        FootJoy is one of golf's leading performance wear brands, which consists collectively of golf shoes, gloves and apparel. Net sales for FootJoy products for the years ended December 31, 2013, 2014 and 2015 were $395.8 million, or 26.8%, $421.6 million, or 27.4%, and $418.9 million, or 27.9%, respectively, of our net sales.

  FootJoy Golf Shoes

        FootJoy is the #1 shoe in golf and has been the #1 shoe on the PGA Tour for over six decades. With an exclusive focus on golf, FootJoy shoes are designed, developed and manufactured for all golfers in all golf shoe categories, including traditional, casual, athletic and spikeless. We are the global leader in golf shoes with approximately one-third of the 2015 global wholesale golf shoe market, which we estimate was approximately $600 million.

        The golf shoe category is one of the most demanding of all wearables as golf shoes must perform in all weather conditions, including extreme temperature and moisture exposure; be resistant to pesticides and fungicides; withstand frequent usage and extensive rounds of play; and provide consistent comfort, support and protection to the golfer in an average of over five miles in a walked round. Hence, golf shoes require extensive knowledge and expertise in foot morphology, walking and swing biomechanics, material science and application and sophisticated manufacturing and construction techniques.

        Golf shoes are also a style and fashion driven category. FootJoy offers a large assortment of styles to suit the needs and tastes of all golfers. Although it has products that cater to all segments of the value chain, 88% of its 171 styles in the United States golf shoe offering as of December 31, 2015 were in the super premium (greater than $150 MSRP) or premium (greater than $100 MSRP) revenue categories. The breadth and scope of the FootJoy product line is commensurate with its leading sales position. To maintain and grow this leadership position in the category, new product launches and new styles comprise over 60% of its offerings each year in all significant markets around the world.

        Although FootJoy seeks the greatest use at all levels of the game, it enjoys the leading usage by the most of the best players. The table below shows the percentage of professional golfers that used FootJoy shoes as compared to its nearest competitor for representative professional tours in 2015.

        In addition to its stock offerings, FootJoy is a leader in the customization of golf shoe styles and designs. FootJoy's MyJoys custom golf shoe portal provides individual choices for style, color, personal IDs and team logos that are produced to order for golfers around the world. We believe it is the largest choice offering in the golf shoe category and provides a service and personal expression capability that creates brand loyalty and repeat purchases.

  FootJoy Gloves

        FootJoy is the #1 glove in golf. We are the global leader in golf gloves with approximately one-third of the 2015 global wholesale golf glove market, which we estimate was approximately $230 million. FootJoy is over three times larger than Titleist in the category, which is the #2 brand worldwide in sales. FootJoy is the leader in sales for all sub-categories of the glove business, including leather construction, synthetic, leather/synthetic combinations and all specialty gloves including rain and winter specific offerings.

        As in the golf shoe category, FootJoy has a long standing leadership position in the glove business that is the result of a deep understanding of golfer needs and expectations for performance, fit, comfort and quality. FootJoy offers the largest variety of glove designs and specifications to meet the needs of all golfers, including high quality, thin leather construction, advanced synthetics and leather/synthetic combinations, and specialty applications such as the world's leading rain and winter golf gloves. FootJoy has enjoyed leadership of the category since the mid-1980s and is the market leader in every significant golf market around the world. The table below shows the percentage of professional golfers that used FootJoy and Titleist gloves as compared to their nearest competitor for representative professional tours in 2015.

  FootJoy Outerwear and Apparel

        FootJoy's most recent brand extensions have been the entry into the golf outerwear and golf apparel markets. FootJoy's goal for outerwear is to "make every day playable" and extend the golf season by providing products for rain, wind and cold conditions. FootJoy entered the outerwear category in 1996 with innovative designs and materials and became the leader in net sales in the United States by 2005 and still holds this position today. According to Golf Datatech, our share of U.S. net sales of golf outerwear from on-course golf shops and golf specialty retailers was approximately 24% for the year ended December 31, 2015, and our principal competitors in this category include Nike,

Zero Restriction and Adidas. The brand's longer term goal is to establish itself as the #1 golf outerwear product worldwide.

        The FootJoy outerwear line is predicated on the FootJoy Layering System with three layers: base layer for moisture management, mid layer for temperature control and an outer layer for weather protection. The layer system allows for easy adjustment on the course with maximum comfort and protection. As in its successful golf shoe and glove categories, FootJoy outerwear built its leadership position in the United States by utilizing premium materials and design know-how to build a complete offering of specialized products to meet the unique needs of the golfer in all weather extremes.

        FootJoy fully entered the adjacent category of general golf apparel in 2012 with a tightly focused offering for men in the U.S. market. The line was extended to markets in Europe and Asia in the following years and now enjoys wide appeal and a growing share in most markets around the world. We believe it is one of the fastest growing brands in the men's general golf apparel market. According to Golf Datatech, our share of U.S. net sales of men's general golf apparel and outerwear from on-course golf shops and golf specialty retailers was approximately 10%, for the year ended December 31, 2015. The general golf apparel market represents a sizable but highly fragmented opportunity with numerous competitors in each geographical market, including Nike, Adidas and Under Armour.

        FootJoy more broadly entered the U.S. women's golf apparel market in early 2016 under the trademark Golfleisure. The styling is appropriate for golf and inspired by the current athleisure segment of women's apparel in other categories and uses. According to Golf Datatech our share of U.S. net sales of women's golf apparel and outerwear from on-course golf shops and golf specialty retailers was approximately 3% for the year ended December 31, 2015, and our principal competitors in this category include Nike, EP Pro and Adidas. Plans include expansion of distribution to other markets in Europe and Asia during 2017.

  Product Launch Cycles

        We maintain differentiated and disciplined product launch cycles across our portfolio, which has contributed to stable and resilient growth over the long-run. This approach gives our R&D teams a period of time we believe is necessary to develop superior performing products versus the prior generation models. As a result, we are able to manage our product transitions and inventory from one generation to the next more efficiently and effectively, both internally and with our trade partners.

        Product introductions generally stimulate net sales as the golf retail channel takes on inventory of new products. Reorders of these new products then depend on the rate of sell-through. Announcements of new products can often cause our customers to defer purchasing additional golf equipment until our new products are available. The varying product introduction cycles described below may cause our results of operations to fluctuate as each product line has different volumes, prices and margins.

  Titleist Golf Balls Segment

        We launch new Titleist golf ball models on a two-year cycle, with new product launches of Pro V1 and Pro V1x, our premium performance models, generally occurring in the first quarter of odd-numbered years and new product launches of NXT Tour, Velocity and DT, our performance models, generally occurring in the first quarter of even-numbered years. For new golf ball models, sales occur at a higher rate in the year of the initial launch than in the second year. Given the Pro V1 franchise is our highest volume and our highest priced product, we typically have higher net sales in our Titleist golf ball segment in odd-numbered years.

  Titleist Golf Clubs Segment

        We generally launch new Titleist golf club models on a two-year cycle. Since the fall of 2014, we have generally used the following product launch cycle, and at present we anticipate continuing to use this product launch cycle going forward because we believe it aligns our launches with the purchase habits of dedicated golfers. In general, we launch:

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  drivers and fairways in the fourth quarter of even-numbered years, which typically results in an increase in sales of drivers and fairways during such quarter because retailers take on initial supplies of these products as stock inventory, with increased sales generated by such new products continuing the following spring or summer of odd-numbered years;

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  irons and hybrids in the fourth quarter of odd-numbered years, with the majority of sales generated by such new products occurring in the following spring or summer of even-numbered years because a higher percentage of our new irons and hybrids as compared to our drivers and fairways are sold through on a custom fit basis and the spring or summer is when golfers tend to make such custom fit purchases;

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  Vokey Design wedges in the first quarter of even-numbered years, with the majority of sales generated by such new products occurring in the spring or summer of such even-numbered years;

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  Scotty Cameron putters in the first quarter, with the Select models launched in even-numbered years and the Futura models launched in odd-numbered years, with the majority of sales generated by such new products occurring in the spring or summer of the year in which they are launched; and

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  Japan-specific VG3 drivers, fairways, hybrids and irons in the first quarter of even-numbered years, with the majority of sales generated by such new products occurring in the spring and summer of such even-numbered years.

        As a result of this product launch cycle, we generally expect to have higher net sales in our Titleist golf club segment in even-numbered years due to the following factors:

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  the majority of sales generated by new irons and hybrids launched in the fourth quarter of odd-numbered years is expected to occur in the spring and summer of the following even-numbered years;

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  the majority of sales generated by new Vokey Design wedges launched in the first quarter of even-numbered years is expected to occur in such even-numbered years;

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  the majority of sales generated by new Scotty Cameron Select line of putters launched in the first quarter of even-numbered years is expected to occur in such even-numbered years;

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  the majority of sales generated by new Japan-specific VG3 drivers, fairways, hybrids and irons launched in the first quarter of even-numbered years is expected to occur in such even-numbered years; and

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  the increase in sales of new drivers and fairways launched in the fourth quarter of even-numbered years due to the initial sell-in of these products during such quarter.

Titleist Golf Gear and FootJoy Golf Wear Segments

        Our FootJoy golf wear and Titleist golf gear businesses are not subject to the same degree of cyclical fluctuation as our golf ball and golf club businesses as new product offerings and styles are generally introduced each year and at different times during the year.

Manufacturing Excellence

        Our manufacturing processes and management of supply chain operations ensure consistency of product performance and quality. We own or control the design, sourcing, manufacturing, packaging and distribution of our products.

  Manufacturing Network

        Our manufacturing network is comprised of our owned facilities and select partners around the globe. Our scale and global reach enable us to maximize cost efficiency, reduce lead time, provide regional customization and gain insights into local markets.

        We are the largest scope and scale golf ball manufacturer in the world with three company-owned and operated manufacturing facilities, two located in the United States and one in Thailand, encompassing 600,000 total square feet with sufficient production capacity to meet anticipated growth. We also have local custom golf ball imprinting operations in the United States, Japan, Canada, the U.K. (servicing the U.K., Ireland and continental Europe), Korea and China to deliver superior reproduction quality and service. We utilize qualified local vendors for imprinting capabilities in other geographic markets.

        We assemble clubs at six strategic global locations, allowing us to provide custom fitted golf clubs with regional customization with efficient turnaround times. Each of our six custom manufacturing locations is responsible for supply chain execution for golf clubs and wedges, from forecast generation to component procurement to club assembly and distribution, allowing each region to respond to market specific needs or trends. Scotty Cameron putters are assembled solely at our Carlsbad, California manufacturing facility.

        We own and operate the largest golf glove manufacturing operation in the world in Chonburi, Thailand which employs nearly 1,500 workers, where we manufacture both FootJoy and Titleist golf gloves. The factory produces over 10 million FootJoy and Titleist gloves per annum.

        All of our FootJoy golf shoes are manufactured in a 525,000 square foot facility in Fuzhou, China, owned by a joint venture in which we have a 40% interest with the remaining 60% owned by our long-standing Taiwan supply partners. In our consolidated financial statements, we consolidate the accounts of our FootJoy golf shoe joint venture, which is a variable interest entity, or VIE. The joint venture was established in 1995 and has been in its current facility since 2000. The sole purpose of the joint venture is to manufacture our golf shoes and as such we are deemed to be the primary beneficiary of the VIE as defined by ASC 810. The multi-floor/multi-building complex owned by the joint venture is devoted exclusively to FootJoy golf shoes, has production capacity of nearly 5 million pairs per annum and is staffed by over 2,700 workers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of our Results of Operations—Noncontrolling Interests" for a discussion of our FootJoy golf shoe joint venture and the material terms of the agreement which governs such joint venture arrangement.

  Vertical Integration

        Our vertically integrated approach to manufacturing is at the core of our consistent product quality and resulting high customer satisfaction. Our golf balls, golf gloves and golf shoes operations enjoy significant vertical integration, whereby we design each product, source the raw materials, and then manufacture, finish and package at our owned facilities. We design our golf clubs, golf wear and golf gear products internally and source the components or finished goods from select vendors that develop and manufacture our designs. We structure our manufacturing and sourcing operations based on the availability of best-in-class manufacturers and vendors. We choose to maintain a vertically integrated approach in those product categories where we believe there are no third-party vendors who meet our high standards and where we are able to achieve economies of scale.

        The golf ball supply chain is our most vertically integrated and our golf ball operations team works closely with our R&D teams and key raw material suppliers. We design every Titleist and Pinnacle golf ball, source the raw materials, and then manufacture, finish and package over one million golf balls per production day.

        FootJoy has a long standing history of successful vertically integrated manufacturing in its shoe and glove businesses. We design all facets of the shoe, including upper patterns, insoles, outsoles and traction elements. Raw materials for the uppers and insoles and component parts for the outsoles and traction elements are sourced around the world through independent third party suppliers. All of our golf shoes are then manufactured in our joint venture facility in Fuzhou, China. In our golf glove business, we design each product, source all raw materials and then manufacture substantially all of the finished products.

        Our Titleist golf club operations team works closely with our R&D teams and key component suppliers to design and produce technologically advanced and high quality clubs, wedges and putters. Their collective efforts continue to identify and employ new materials, new processes and new machinery that are used to improve performance and quality, as well as to reduce lead times and product costs. Lastly, each product is inspected prior to shipment at point of origin by the supplier, and in the case of heads, also by our own quality personnel, and all products are audited at the receiving facility.

        A coordinated internal team designs and sources the finished goods for all FootJoy outerwear and apparel products. Over the last twenty years, we have created long-standing relationships with several independent supply groups that have expertise and quality capabilities consistent with FootJoy's high standards and specifications. No one source of supply provides more than 50% of our annual needs in these categories.

  Raw Materials, Product Components and Finished Goods Supply and Sourcing

        We have aligned with a select few industry leaders capable of meeting our quality standards and performance requirements with respect to the supply of our raw materials, product components and finished goods.

        For our golf balls business, we carefully select our raw materials as well as our sources based on quality, cost efficiency and risk management. Our highest raw material consumption for golf balls, in order, is polybutadiene, ionomers, zinc diacrylate (ZDA), urethane, and coatings. To mitigate risk of supply disruption of polybutadiene or ionomers, we manage inventory levels and store additional inventory during the traditional hurricane season in the United States because certain significant suppliers have in the past and may in the future be impacted by hurricanes. For polybutadiene, ZDA, urethane and coatings, we use either multiple suppliers or multiple production facilities, some with geographic separation, to reduce the risk of raw material shortages. Additionally, we utilize a cloud-based global supplier risk monitoring tool which provides alerts in our supply chain in areas such as financial/credit, geographic/climactic, political, organizational changes, transportation and labor/wages.

        We source the raw materials for our golf glove and golf shoe businesses, and certain of the components for our golf shoe business, from a select group of third-party suppliers.

        We have excellent long term relationships with our Titleist golf club supplier partners, and they supply the majority of our more than 4,000 component SKUs. These key partnerships have allowed us to reduce lead times by an average of 60% over the past 5 years, while also reducing component and finished goods inventory, ensuring on-hand availability, increasing our responsiveness to customer demand and improving supply chain continuity.

        For our golf gear businesses, we source the finished products from select third-party vendors that have the necessary quality capabilities.

        FootJoy operates an apparel and accessory commercial office in Hong Kong that is staffed with eight associates. These individuals are highly trained in all aspects of apparel design and development, production, and quality control functions, directing all commercial sourcing activities among contract factories throughout the region. In addition to the eight associates in Hong Kong, FootJoy also employs two quality control inspectors in China and one in Vietnam for careful monitoring of all FootJoy apparel production.

Sales and Distribution

        Our accounts consist of premium golf shops, which include on-course golf shops and golf specialty retailers, as well as other qualified retailers that sell golf products to consumers worldwide. We have a selective sales and distribution strategy, differentiated by product line and geography, which focuses on effectively serving those accounts that provide best access to our dedicated golfer target market in each geographic market.

        We operate, and have our own field sales representation, in those countries that represent the substantial majority of golf equipment and wearable sales, including the United States, Japan, Korea, the United Kingdom, Canada, Germany, Sweden, France, Greater China, Australia, New Zealand, Thailand, Singapore and Malaysia. In other countries in which we sell our products, we rely on select distributors in order to deepen our reach into those markets. Each country administers its own in-country channel of distribution strategy given the unique characteristics of each market.

        As we see our retail partners as a critical connection to dedicated golfers, we place great emphasis on building strong relationships and trust with them. As a result, our sales and distribution takes a "category management" approach that encompasses all aspects of customer service and fulfillment, including product selection; space and display planning; sales staff training; and inventory control and replenishment. Each sales representative is seen as a trusted partner and skilled consultant, including on topics such as shop layout, merchandise display techniques and effective use of signage and product information and methods of improving inventory turns and sales conversions through merchandising. Our sales force has been recognized worldwide for its professionalism and service excellence.

        We employ over 350 sales representatives worldwide, who are compensated through a combination of salary and a performance bonus. In the United States, members of our Titleist and FootJoy sales team average almost 20 years of experience. We currently service more than 31,000 direct accounts worldwide. In both our direct sales and distributor markets, our trade partners are subject to our redistribution policy.

        Titleist has developed a global distribution network in which most of the major golf regions have local distribution operations that maintain inventories for exceptional service and fulfillment of stock products. Local custom operations, for both golf balls and golf clubs, provide efficient turnaround time on custom imprinted or custom fitted products. In addition, Titleist promotes its partners as the equipment and fitting experts and encourages golfers to seek their expertise and advice. Together, Titleist and its partners enrich the golfer experience with better products, education, equipment fitting and service.

        FootJoy's trade partners in every region are provided with regular educational seminars in product features and benefits; inventory control methods; proper merchandising and display techniques; and even training in shoe and glove fitting. The seminars are supplemented by online training modules that extend the content to a much wider audience of floor sales associates in all accounts.

        Supplementing our core field sales partnerships are certain Internet-based initiatives. We also launched a U.S. eCommerce website for FootJoy in early 2016, launched the MyProV1.com online golf shop in 2016, and plan to launch a U.S. eCommerce website for Titleist golf gear in the second half of 2017.

Marketing

        Throughout our history, a commitment to marketing has helped further elevate our brands and strengthen our reputation for product performance and quality, with a particular focus on the perception of dedicated golfers. Our strategy begins with delivering equipment that is superior in performance and quality, validated by the pyramid of influence. It is best-in-class performance and quality products that earn and maintain dedicated golfers' loyalty and trust. Our marketing strategy, developed and refined over many years, helps reinforce this loyalty and trust, driving connectivity with our brands.

        The key cornerstones to build and strengthen golfer connections with our brands are: pyramid of influence validation; merchandising; advertising; and education and fitting. We believe that a more educated golfer is more likely to be a Titleist and FootJoy golfer. Our efforts contribute to consistent, responsive and rapid sell-through of Titleist equipment and FootJoy wear for our trade partners.

  Pyramid of Influence Validation

        Broad usage and acceptance by the game's best players, including tour players, club professionals and competitive amateurs, is fundamental to our mission and purpose. We have a global leadership team dedicated to servicing and supporting these golfers throughout the pyramid of influence. At professional and amateur events, the leadership team provides technical fitting expertise, product support and service to effectively represent, exhibit, recommend and communicate our premium performance and quality story. Our associates are trained product experts, many of whom are product category-specific, whose goal is to arm players with the equipment that will enable them to perform at their highest level.

        Communicating the strength and depth of Titleist's and FootJoy's pyramid of influence usage to the dedicated golfer is another essential part of our leadership strategy. Within our advertising, merchandising, websites and other digital media content, we share the equipment counts, specific products and specifications and the results of our players. Our products enjoy broad usage and acceptance throughout the pyramid of influence. Dedicated golfers are interested in what products most of the world's best players trust.

  Merchandising

        Excellence in merchandising, the retail format in which our products are presented to the consumer, is another sell-through competency. The role of merchandising varies by product category. We believe Titleist is the golf ball leader in its in-shop merchandising, and that Titleist golf balls make the first impression, best impression and longest lasting impression in premium golf shops. We also believe that these premium golf shops are where our dedicated golfer target audience is most likely to shop for their golf equipment needs. We have placed over 20,000 golf ball displays globally in order to effectively merchandise Titleist and Pinnacle golf balls.

        Titleist golf clubs, wedges and putters also maintain a premium merchandising presence in golf shops. Given that our core strategy is focused on selling custom fit golf clubs and wedges, we utilize displays to promote the product offering and offer demo trial sets, in many cases not in an attempt to generate an immediate sale but rather with the ultimate goal of encouraging golfers to schedule a fitting session.

        We are committed to ensuring that Titleist golf gear is prominently merchandised. We continue to invest in both displays and training for each of the golf bag, headwear, glove, travel and head cover product categories.

        FootJoy devotes considerable resources to the appearance of its products and displays at point of sale. This includes an extensive offering of fixed and temporary product displays, brand and product signing and graphics and a wide variety of visual tools to create a "shop in shop" environment that conveys the brand's market leadership image.

  Advertising

        We drive brand and product awareness with a communication strategy that targets dedicated golfers in all forms of media, including television, print, and a wide variety of digital and social media forums. Our advertising strategy is focused on communicating the launch of new products to generate awareness and highlight our product performance and quality competitive advantage. Our advertising serves as another educational tool to convey the technology and innovation behind our products and the resulting performance benefits for golfers.

        We have developed strong relationships with our media partners in order to secure prominent and effective positioning. We use broader reach golf media vehicles for golf ball, golf shoe and golf glove advertising and a more targeted approach for golf clubs, wedges and putters and apparel.

        Titleist.com and FootJoy.com are vital parts of our communication strategy with rich product, technology and fitting content. Our sites also provide locators for golf shops, advanced fitting centers and certified custom club fitters. We develop a significant amount of digital educational content, featuring tour players, club professionals and our R&D associates, that is distributed to dedicated golfers via our social media platforms. Over the last several years we have cultivated a large and growing following on social media platforms including Facebook, Twitter and Instagram as a result of this content. In 2016, Titleist launched the MyProV1.com online golf shop to develop a stronger link with dedicated Titleist brand fans. This microsite allows golfers to create and purchase their own unique, custom imprinted Pro V1 or Pro V1x golf balls with special play numbers, logos or personalization. We believe this tool will increase the likelihood of repurchase and loyalty to Titleist golf balls.

        Team Titleist is a growing online community of avid golfers and Titleist fans that has been instrumental in establishing the direct communication link between us and our most loyal customers. Members of Team Titleist are given exclusive access to interact with Titleist associates as well as other Team Titleist members both in person and online. Team Titleist also provides us the platform for directly communicating new product information, tour news, custom fitting education and referrals and event schedules.

        The FJ Community is an online group of avid golfers who share a passion for the game of golf and FootJoy golf wear. What began 10 years ago as a method of reaching golfers on a direct basis has evolved into an open community of 50,000 committed golfers who connect with the brand and one another. As engagement levels increase, members earn access to new product introductions and opportunities to participate in unique promotions and events.

  Education and Fitting

        One of our core strategies and competencies is golf ball and golf club education and fitting. We also have in place several golf shoe fitting initiatives aimed at educating golfers on the importance of proper shoe fitting. We are committed to educating our trade partners and dedicated golfers on our product performance and technology. Playing with properly fit equipment helps golfers shoot lower scores. When golfers play better, they want to play more.

  Golf Ball Education and Fitting

        We believe performance and quality differences between golf ball brands and models are game changing. In order for golfers to shoot their lowest scores, it is important that they find the best ball suited to their game, as it is the only piece of equipment that they will use on every shot. As the golf ball category leader and a global leader in golf ball fitting and education, we are committed to help golfers understand and appreciate the differentiating and defining characteristics of Titleist golf balls, as well as the differences between the various Titleist golf ball products.

        Titleist golf ball education and fitting is performance-based and focuses on improving scores. Our methodology is green-to-tee with an emphasis not on shots hit off of the tee but rather on shots hit into the green as that is where the vast majority of shots per round are made. Prioritizing short game spin performance helps golfers hit more shots closer to the pin to enable them to convert more putts.

Our education program also reinforces the importance of golf ball to golf ball consistency. Golfers trust that a Titleist golf ball will perform exactly the way they expect it to if they hit their shot properly.

        Our approach to golf ball education and fitting is holistic and includes broad communication messaging in Titleist golf ball advertising, in-shop merchandising, website and other digital media, trade partner golf ball certification and in-field golfer education. In-field golfer education is conducted by dedicated mobile golf ball fitting teams or Titleist tech reps, supplemented by the Titleist sales team. For example, in 2015, we provided over 100,000 golf ball recommendations by connecting in person with golfers at golf courses and golf shops. Over 500,000 additional golfers viewed our ball fitting and education materials at Titleist.com.

  Custom Club Fitting and Trial

        We believe that fundamental to achieving maximum performance from any golf club is the need to custom fit the club to the player's individual needs and preferences. Augmenting excellent design and construction with customized specifications and components such as lie angle, shaft type, length and flex, as well as grip type and size, provides the player with the ability to maximize the performance potential of the club.

        To this end, providing golfers with the ability to try and be expertly fit for their clubs is a core go-to-market strategy for Titleist clubs. Over the past 20 years we have developed and improved our comprehensive fitting system and we deploy that system through a global "Good, Better, Best" network of carefully selected, trained, outfitted and certified custom club fitters.

        The global Titleist club fitting network includes over 4,000 trade partners. Each is outfitted with a SureFit interchangeable matrix of clubs in popular shaft types, lengths and flexes, along with a broad selection of Vokey Design wedges, thus providing them with the necessary tools to conduct high level fittings. Combined with annual training and certification, these partners are skilled and equipped to custom fit dedicated golfers.

        For golfers who want a higher level fitting experience, we have also developed a global network of approximately 180 advanced fitting partners. These fitting specialists are outfitted with a larger matrix of fitting tools. They receive priority referrals when golfers conduct an online search for a Titleist fitting location or contact us directly for referrals. In addition to our global network of fitting partners, we also deploy a global associate team of approximately 250 Titleist fitting technicians who conduct advanced level fittings directly with golfers at fitting and trial events. Collectively, we expect they will conduct an estimated 100,000 fittings at over 10,000 events in 2016.

        Finally, at the peak of the Titleist fitting services network, is the Titleist Performance Institute in Oceanside, California. The mission of the Titleist Performance Institute is to be the world's most comprehensive and advanced golf performance center. Built in 1997, this approximately 30 acre property comprises three fairways with tour quality greens and bunkers, a state of the art fitness facility and a 3-dimensional motion capture studio. The facility serves as headquarters for our tour fitting efforts, conducted by a team of elite fitters, and is also our primary club developmental testing site.

Golf consumers who want the ultimate, tour-level custom fitting experience can visit the Titleist Performance Institute for a fee and by appointment only.

  Golf Shoe Fitting

        We believe that a properly fit golf shoe is the most important element to optimizing comfort and product durability. As a global leader in golf shoe fitting, we hold events and seminars in key markets throughout North America, Europe and Asia. Golfer education is handled by dedicated fitting specialists and members of the FootJoy sales team.

        While a shoe that fits a golfer's foot is essential for comfort, we believe that finding a shoe that fits a golfer's swing can lead to increased performance and we believe there is a correlation between individual swing biomechanics and golfer performance. We expect to deploy the FootJoy Performance Fitting System in the third quarter of 2016. The FootJoy Performance Fitting System is designed to capture the center-of-pressure movement during a golfer's swing and help recommend the proper shoe construction type that can deliver additional club head speed. The FootJoy Performance Fitting System aims to eliminate the need for visual, anecdotal evidence to determine whether or not a golfer would benefit from a shoe constructed with more flexibility versus more rigidity or structure and instead relies upon a scientific solution. It is expected to be available in every major golf market as a performance supplement to shoe fitting for size and width.

Seasonality

        Weather conditions in most parts of the world, including our primary geographic markets, generally restrict golf from being played year-round, with many of our on-course customers closed during the cold weather months. In general, during the first quarter, we begin selling our products into the golf retail channel for the new golf season. This initial sell-in generally continues into the second quarter. Our second-quarter sales are significantly affected by the amount of sell-through, in particular the amount of higher value discretionary purchases made by customers, which drives the level of reorders of the products sold during the first quarter. Our third-quarter sales are generally dependent on reorder business, and are generally lower than the second quarter as many retailers begin decreasing their inventory levels in anticipation of the end of the golf season. Our fourth-quarter sales are generally less than the other quarters due to the end of the golf season in many of our key markets, but can also be affected by key product launches, particularly golf clubs. This seasonality, and therefore quarter to quarter fluctuations, can be affected by many factors, including the timing of new product introductions as discussed above under "—Our Products—Product Launch Cycles," as well as weather conditions. This seasonality affects sales in each of our reportable segments differently. In general, however, because of this seasonality, a majority of our sales and most of our profitability generally occurs during the first half of the year.

Research and Product Development

        Innovating within a highly regulated environment presents unique challenges and opportunities that require a significant investment in people, facilities and financial resources. We have six R&D facilities and/or test centers supported by over 150 scientists, chemists, engineers and technicians in aggregate. We are committed to continuous improvement and each R&D team is tasked to develop technology that will deliver better quality and performance products in each generation.

        For the years ended December 31, 2013, 2014 and 2015, we invested $42.2 million, $44.2 million and $46.0 million, respectively, in R&D.

        We have separate dedicated R&D teams for each product category.

  Titleist Golf Balls

        Titleist golf ball R&D has a disciplined product development process. The R&D team consists of approximately 80 scientists, chemists, engineers and technicians. Their role is to innovate in all areas of golf ball design, materials and constructions by incorporating new technologies to widen our performance and quality competitive advantage. A dedicated team also works specifically on new process technologies for our golf ball manufacturing operations. They work closely with raw material suppliers to create standards and specifications. They establish quality systems, protocols and analysis and support Titleist ball operations in new product implementation.

        The golf ball R&D team is responsible for:

• player research	• data analytics
• product and process research	• product development and implementation
• aerodynamics	• analytical and competitive research
• testing	• intellectual property
• test equipment	• central quality

        Titleist has three golf ball dedicated research facilities in the greater New Bedford, Massachusetts area that design, test, implement and support new product development and implementation:

  •
  the Titleist golf ball R&D team is based in our Fairhaven, Massachusetts headquarters facility;

  •
  Titleist Engineering and Technology Center in North Dartmouth, Massachusetts houses our advanced engineering associates as well as precision golf ball cavity manufacturing; and

  •
  Titleist Manchester Lane in Acushnet, Massachusetts is a state-of-the-art testing facility for R&D to conduct extensive robot and player testing.

        In addition, we conduct additional golf ball product testing at our Oceanside, California test facility. We have dedicated R&D associates who work closely throughout the pyramid of influence, from PGA Tour players all the way to amateur Team Titleist members, to gather feedback on product performance expectations, conduct prototype testing and validate new products prior to market launch. This is a continuous iterative and collaborative process that impacts next generation golf balls as well as long-term research and product direction.

  Titleist Golf Clubs, Wedges and Putters

        Our golf club R&D team and processes are structured in a manner that aims to create products which are innovative in design and superior in performance. The performance and quality of our products are a direct result of the commitment to golf clubs, wedges and putters R&D. Significant investment in R&D has led to a team size which has more than doubled since 2007. The department's technical disciplines include computer-aided design engineers, industrial designers, product development engineers, research engineers, lab technicians and testing staff. We have 67 associates dedicated to clubs and wedges R&D.

        We have distinct teams working on the concept creation and development for drivers, fairways, hybrids, irons, wedges and putters. These products are initially tested and validated at our state-of-the-art testing facility in Oceanside, California.

        Scotty Cameron works from the Putter Studio in San Marcos, California which allows him to maximize his creativity and develop designs which are rich in craftsmanship as well as performance.

This structure is necessary given there are unique expertise and performance requirements for each of the product categories.

        The product category teams all work with the following support teams: advanced research, shaft development, industrial design, lab analysis and mechanical testing, player testing and an Asia-based support team working with our key suppliers.

  FootJoy

        We have approximately 10 product designers and development engineers in the golf shoe team located in Brockton, Massachusetts, with an additional three product development specialists located in our Taichung, Taiwan office. We have two golf apparel designers located in Fairhaven, Massachusetts.

Patents, Trademarks and Licenses

        We consider our patents and trademarks to be among our most valuable assets. We are dedicated to protecting the innovations created by our R&D teams by developing broad and deep patent and trademark portfolios across all product categories.

        As a result, we have strong patent positions across our product categories and innovation spaces that we operate in, and have become the leader in obtaining golf ball and golf club patents worldwide. In addition, we believe we have more combined golf shoe and golf glove utility patents than all competitors combined. We have close to 1,200 active U.S. utility patents in golf balls, over 300 active U.S. utility patents in golf clubs, wedges and putters and 284 active patents (including ex-U.S. and design patents) in golf shoes and gloves.

        The following charts show our percentage of golf ball and golf club patents obtained in the last 5 years compared to our peers.

        We own or license a large portfolio of trademarks, including for Titleist, Pro V1, Pro V1x, Pinnacle, AP1, AP2, Vokey Design, Scotty Cameron, FootJoy, FJ, DryJoys, StaSof and ProDry. We protect our trademarks by obtaining registrations where appropriate and opposing or cancelling material infringements. We also have rights in several common law marks.

Competition

        There are unique aspects to the competitive dynamic in each of our product categories.

        The golf ball business is highly competitive. There are a number of well-established and well-financed competitors, including Callaway, SRI Sports Limited (Dunlop and Srixon brands) and Bridgestone (Bridgestone and Precept brands).

        The golf club, wedge and putters markets in which we compete are also highly competitive and are served by a number of well-established and well-financed companies with recognized brand names, including Callaway, TaylorMade and Ping.

        For golf balls and golf clubs, wedges and putters, we generally compete on the basis of technology, quality, performance and customer service.

        In the golf gear market, there are numerous competitors in each product category and geographical market. Titleist golf gear generally competes on the basis of quality, performance, styling and customer service.

        FootJoy's significant worldwide competitors in golf shoes include Nike, Adidas and Ecco. FootJoy's primary worldwide competitors in golf gloves include Callaway, Nike and TaylorMade/Adidas and a significant number of smaller companies with regional offerings and specialized golf glove products. In the golf apparel category, FootJoy has numerous competitors in each geographical market, including Nike, Adidas and Under Armour. FootJoy products generally compete on the basis of quality, performance, styling and price.

Regulation

  The Rules of Golf

        The Rules of Golf set forth the rules of play and the rules for equipment used in the game of golf. The first documented rules of golf date to 1744 and the modern Rules of Golf have been in place for over 100 years. Dedicated golfers respect the traditions of the game and play by the Rules of Golf. As a result, premium-positioned products are designed and manufactured to conform to the Rules of Golf.

        The United States Golf Association, or the USGA, is the governing body for golf in the United States and Mexico. The USGA, in conjunction with the Royal and Ancient, or R&A, in St. Andrews, Scotland, writes, interprets and maintains the Rules of Golf. The R&A is the governing body for golf in all jurisdictions outside of the United States and Mexico. The R&A jointly writes, interprets and maintains the Rules of Golf with the USGA.

        In addition to their role as rule makers, both the USGA and R&A conduct national championships and are involved in other efforts to maintain the history of golf and promote the health of the game.

        The Rules of Golf set the standards and establish limitations for the design and performance of all balls and clubs. Many new regulations on golf balls and golf clubs have been introduced in the past 10 to 15 years, which we believe was one of the most active periods for golf equipment regulation in the history of golf.

  Golf Balls

        Historically, the USGA and R&A have regulated the size, weight, spherical symmetry, initial velocity and overall distance performance of golf balls. The overall distance standard was then revised in 2004.

  Golf Clubs

        The USGA and R&A have also focused on golf club regulations. In 1998, a limitation was placed on the spring-like effect of driver faces. In 2003, limits were placed on club head dimensions and volume, as well as shaft length. In 2007, club head moment of inertia was limited. A rule change to allow greater adjustability in golf clubs went into effect January 1, 2008. In August 2008, the USGA and R&A adopted a rule change further restricting golf club grooves by reducing the groove volume and limiting the groove edge angle allowable on irons and wedges. This rule change will not apply to most golfers until January 1, 2024. It was implemented on professional tours beginning in 2010 and was implemented in elite amateur competitions beginning in 2014. All products manufactured after December 31, 2010 must comply with the new groove specifications.

  Our Position

        In response to this regulatory dynamic, our senior management and R&D teams spend significant time and effort in developing and maintaining relationships with the USGA and R&A. We are an active participant in discussions with the ruling bodies regarding potential new rules and the rule making process. More importantly, our R&D teams are driven to innovate and continuously improve product technology and performance within the Rules of Golf. The development and protection of these innovations through aggressive patenting are essential to competing in the current market. As a long-time industry participant and market leader, we are well-positioned to continue to outperform the market in a rules constrained environment.

Environmental Matters

        Our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes and the remediation of environmental contaminants. In the ordinary course of our manufacturing processes, we use paints, chemical solvents and other materials, and generate waste by-products that are subject to these environmental laws.

        We estimate incurring future costs for past and current environmental issues relating to ongoing closure activities at the following sites: (i) our former Titleist Ball Plant 1 in Acushnet, Massachusetts, which is subject to ongoing remediation of past contamination under the oversight of the federal Environmental Protection Agency and the Massachusetts Department of Environmental Protection; (ii) our Ball Plant C in New Bedford, Massachusetts, which is subject to an ongoing investigation related to contamination that is evidently migrating from an adjacent third-party facility; and (iii) investigations and cleanups at four third-party disposal facilities. We do not expect that any of the future anticipated expenditures at these sites will have a material adverse effect on our business.

        We have also incurred expenses in connection with environmental compliance. Historically, the costs of environmental compliance have not had a material adverse effect upon our business. We believe that our operations are in substantial compliance with all applicable environmental laws.

Employees

        As of June 30, 2016, we employed 5,228 associates worldwide (5,195 full time and 33 part time). The geographic concentration of associates is as follows: 2,449 in the Americas, 434 in EMEA, and 2,345 employed in Asia Pacific. Associates with over ten years of employment with us account for approximately 50% of our total associate count in the United States. The employment of all associates is at will and none of our associates are represented by a union. We believe that relations with our associates are positive.

Facilities

        Our facilities are located worldwide as shown in the table below.

Location	Type	Facility Size(1)	Leased/Owned
Fairhaven, Massachusetts	Headquarters and Golf Ball R&D	222,720	Owned
Golf Balls
North Dartmouth, Massachusetts	Golf ball manufacturing	179,602	Owned
New Bedford, Massachusetts	Golf ball manufacturing	244,091	Owned
Amphur Pluakdaeng Rayong, Thailand	Golf ball manufacturing	230,003	Owned
New Bedford, Massachusetts	Golf ball customization and distribution center	438,007	Owned
Fairhaven, Massachusetts	Golf ball packaging	49,580	Owned
New Bedford, Massachusetts	Golf ball advanced engineering and ball cavity manufacturing	34,000	Leased
Golf Clubs, Wedges and Putters
Carlsbad, California	Golf club assembly and R&D	161,310	Leased
San Marcos, California	Putter research	19,200	Leased
Encinitas, California	Putter fitting and sales	3,754	Leased
Tochigi, Japan	Golf club assembly	20,376	Leased
FootJoy
Fujian, China (40% owned joint venture)	Golf shoe manufacturing and distribution center	525,031	Building Owned/Land Leased
Brockton, Massachusetts	Golf shoe R&D, custom glove assembly, apparel embroidery and distribution center	146,000	Owned
Sriracha Chonburi, Thailand	Golf glove manufacturing	112,847	Building Owned/Land Leased
Sales Offices and Distribution Centers (used by multiple reportable segments)
Fairhaven, Massachusetts	East Coast distribution center	185,370	Owned
Vista, California	West Coast distribution center and golf bag embroidery	102,319	Leased
Cambridgeshire, United Kingdom	Sales office and distribution center, as well as golf club assembly and golf ball customization	156,326	Owned
Helmond, The Netherlands	Sales office and distribution center	69,965	Leased
Victoria, Australia	Sales office and distribution center, as well as golf club assembly	37,027	Leased

Location	Type	Facility Size(1)	Leased/Owned
Ontario, Canada	Sales office and distribution center, as well as golf ball customization	102,057	Leased
Shenzhen, China	Distribution center and golf ball customization	73,194	Leased
Randburg, South Africa	Sales office and distribution center, as well as golf club assembly	25,060	Leased
Icheon-si, Korea	Distribution center, golf ball customization and golf club assembly	155,151	Leased
Product Testing and Fitting Centers (Golf Balls and Golf Clubs)
Acushnet, Massachusetts	East Coast product testing and fitting for golf balls and golf clubs	22 acres total, including 7,662 square foot building	Owned
Oceanside, California	West Coast product testing and fitting for golf balls and golf clubs (Titleist Performance Institute)	30 acres total, including 20,539 square foot building	Owned

(1)
Facility size represents square footage of the building, unless otherwise noted.

        We have additional sales offices and facilities in Hawaii, New Zealand, Malaysia, Singapore, Hong Kong, Taiwan, Japan, Korea, Thailand, Sweden, France, Germany and Switzerland.

Legal Proceedings

        We are defendants in lawsuits associated with the normal conduct of our businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. We believe that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows, or financial condition. These actions are being vigorously contested.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth our executive officers and directors who will be in place immediately following the pricing of this offering, as well as their ages as of June 30, 2016.

Name	Age	Position
Walter (Wally) Uihlein	67	President and Chief Executive Officer and Director Nominee
David Maher	48	Chief Operating Officer
Mary Lou Bohn	55	President, Titleist Golf Balls
Steven Pelisek	55	President, Titleist Golf Clubs
John (Jay) Duke, Jr.	47	President, Titleist Golf Gear
Christopher Lindner	47	President, FootJoy
William Burke	57	Executive Vice President, Chief Financial Officer and Treasurer
Dennis Doherty	59	Executive Vice President, Chief Human Resources Officer
Joseph Nauman	63	Executive Vice President, Chief Legal and Administrative Officer and Secretary
Yoon Soo (Gene) Yoon	70	Chairman
Jennifer Estabrook	55	Director Nominee
Gregory Hewett	47	Director Nominee
Christopher Metz	51	Director Nominee
Sean Sullivan	49	Director Nominee
Steven Tishman	59	Director Nominee
David Valcourt	64	Director Nominee
Norman Wesley	66	Director Nominee

        Walter (Wally) Uihlein, 67, joined the company in 1976 and was appointed President and Chief Executive Officer of Acushnet Company in 1995 and was appointed President and Chief Executive Officer of Acushnet Holdings Corp. in May 2016. Mr. Uihlein has served as a member of the board of directors of Acushnet Company, our operating subsidiary, since 1984, and will become a member of our board of directors immediately following the pricing of this offering. In 2005, Mr. Uihlein received the PGA of America's Distinguished Service Award, the organization's highest honor. Mr. Uihlein was selected to serve as a director because he is our President and Chief Executive Officer and has extensive experience as an executive in the golf industry, as well as due to his experience as a director of Acushnet Company since 2011.

        David Maher, 48, joined the company in 1991 and was appointed Chief Operating Officer in June 2016. Prior to that, Mr. Maher was Senior Vice President, Titleist Worldwide Sales and Global Operations from February 2016 to June 2016 and Vice President, Titleist U.S. Sales from 2001 to 2015.

        Mary Lou Bohn, 55, joined the company in 1987 and was appointed President, Titleist Golf Balls in June 2016. Prior to that, Ms. Bohn was Executive Vice President, Titleist Golf Balls and Titleist Communications from February 2016 to June 2016, Vice President, Golf Ball Marketing and Titleist Communications from 2010 to 2015 and Vice President, Advertising and Communications from 2000 to 2010.

        Steven Pelisek, 55, joined the company in 1993 and was appointed President, Titleist Golf Clubs in March 2016. From 2008 to March 2016, he was General Manager, Titleist Golf Clubs. Prior to that, Mr. Pelisek served as Vice President, Club Sales for both the Titleist and Cobra Club brands.

        John (Jay) Duke, Jr., 47, joined the company in 2014 and was appointed President, Titleist Golf Gear in 2014. Prior to that, Mr. Duke worked at Hasbro, Inc. from 2012 to 2014 where he was Vice President and Global Franchise Leader for Transformers Global Brand. Prior to Hasbro, Mr. Duke was

President of Karhu Holdings BV from 2008 to 2012 and prior to that he held various general management positions with Converse Inc. (a subsidiary of Nike). Mr. Duke also spent time earlier in his career working for Morgan Stanley and Reebok.

        Christopher Lindner, 47, joined the company in August 2016 as President of FootJoy. Prior to that, Mr. Lindner worked at Wolverine World Wide Inc. from 2010 to August 2016 where he was President of Keds from 2014 to August 2016, Chief Marketing Officer and Senior Vice President of Business Development for Sperry in 2014 and Chief Marketing Officer and Senior Vice President of North America Sales for Saucony from 2010 to 2014. Prior to 2010, Mr. Lindner held various positions with NIKE, Inc., including as Vice President of Global Marketing for Converse and Vice President of Global Marketing for Bauer Hockey (both NIKE subsidiaries), and leadership roles with 800.com, Electronic Arts and Rollerblade.

        William Burke, 57, joined the company in 1997 and was appointed Executive Vice President, Chief Financial Officer and Treasurer in April 2016 after serving as Senior Vice President and Chief Financial Officer of Acushnet Company since 2003. Prior to that, he served as Vice President and Controller of Acushnet Company. Before joining the company, Mr. Burke held various finance positions at predecessor parent companies Fortune Brands Inc. and American Brands Inc.

        Dennis Doherty, 59, joined the company in 1994 and was appointed Executive Vice President, Chief Human Resources Officer in June 2016 after serving as Senior Vice President, Human Resources since 2000. Before joining Acushnet Company, Mr. Doherty held human resource positions at American Brands Inc. and Revlon Health Care Group.

        Joseph Nauman, 63, joined the company in 2000 and was appointed Executive Vice President, Chief Legal and Administrative Officer and Secretary in June 2016. Prior to that, Mr. Nauman was Executive Vice President, Corporate and Legal from 2005 to June 2016. Prior to 2000, Mr. Nauman held legal positions at Fortune Brands Inc. and Chadbourne & Parke LLP.

        Yoon Soo (Gene) Yoon, 70, has been the Chief Executive Officer of Fila Korea since 1991 and the Chairman of Fila Korea since 1994. Fila Korea is a public company listed on the Korea Exchange. Mr. Yoon has served as the chairman of our board of directors and as the chairman of the board of directors of Acushnet Company, our operating subsidiary, since 2011 and served as the President of Acushnet Holdings Corp. from 2011 until May 2016. Mr. Yoon was selected to serve as a director because of his affiliation with Fila, his knowledge and experience in consumer products and his experience as the chairman of Acushnet Holdings Corp. and Acushnet Company since 2011.

        Jennifer Estabrook, 55, has been the Chief Operating Officer of Fila North America since December 2015 and was the Executive Vice President, Business Operations of Fila USA, Inc. from September 2010 until December 2015. Ms. Estabrook has also been the Head of Global Licensing for Fila Luxembourg S.à.r.l. since 2014 and a member of the Board of Managers of Fila Luxembourg S.à.r.l. since 2007 and has held several other positions at Fila USA, Inc. and its affiliates since 2005. Fila USA, Inc. and Fila Luxembourg S.à.r.l. are wholly-owned subsidiaries of Fila Korea, a public company listed on the Korea Exchange. Ms. Estabrook has served as a member of the board of directors of Acushnet Company, our operating subsidiary, since 2011. Ms. Estabrook is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Ms. Estabrook was selected to serve as a director because of her affiliation with Fila, her knowledge and experience in consumer products and her experience as a director of Acushnet Company since 2011.

        Gregory Hewett, 47, is the principal of GH Consulting LLC, a private consultancy for businesses and institutional investors that he founded in March 2015. Previously, Mr. Hewett served at The Blackstone Group L.P. from August 2005 through February 2015 in various capacities, including most recently as a Senior Managing Director. Prior to joining Blackstone, Mr. Hewett served as a Director in the Investment Banking Division of Credit Suisse First Boston, which he joined in 2000 when it acquired Donaldson, Lufkin & Jenrette, where he was an Associate in the Investment Banking Division. Prior to joining DLJ, Mr. Hewett practiced law at Bryan Cave LLP. Mr. Hewett is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Mr. Hewett was selected to serve as a director because of his significant experience in finance.

        Christopher Metz, 51, is the President and Chief Executive Officer of Arctic Cat Inc., a position he has held since December 2014. Mr. Metz also serves as a director of Arctic Cat, Inc. Mr. Metz was a Managing Director of Sun Capital Partners, Inc., a private equity firm, from 2005 to 2014. Prior to joining Sun Capital, Mr. Metz held various senior leadership positions at Black & Decker, including President of its Hardware and Home Improvement Group from 1999 to 2005 and General Manager of its DeWALT European Power Tools business based in Frankfurt, Germany from 1996 to 1999. Mr. Metz previously served as a director of Vince Holding Corp. Mr. Metz is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Mr. Metz was selected to serve as a director because of his extensive global operating and leadership experience in the consumer and durable goods industries and his experience serving on other public company boards.

        Sean Sullivan, 49, is the Executive Vice President and Chief Financial Officer of AMC Networks Inc., a position he has held since 2011. Mr. Sullivan served as Chief Corporate Officer of RMH from 2010 to 2011. Prior to joining AMC Networks Inc., Mr. Sullivan served as Chief Financial Officer of HiT Entertainment from 2009 to 2010 and Chief Financial Officer and President of Commercial Print and Packaging division of Cenveo, Inc. from 2005 to 2008. Mr. Sullivan is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Mr. Sullivan was selected to serve as a director because of his significant experience in finance and operations.

        Steven Tishman, 59, is a Managing Director and Global Head of the Mergers and Acquisitions Group at Houlihan Lokey, where he is also a member of the Firm's Management Committee, Co-Head of the Firm's M&A Commitment Committee and a member of the Firm's Corporate Finance Board of Directors. Mr. Tishman joined Houlihan Lokey in January 2012. Previously, Mr. Tishman was a Managing Director at Rothschild Inc., where he served from 2002 to 2012. Prior to joining Rothschild, Mr. Tishman was a Managing Director of Robertson Stephens Inc. from 1999 to 2002, and was a Senior Managing Director of Bear, Stearns & Co. Inc. from 1993 to 1999. Mr. Tishman is currently a trustee of GoodHaven Funds Trust and was previously a director of Cedar Fair L.P., Nautica Enterprises, Inc., Claire's Stores, Inc. and Odimo, Inc. Mr. Tishman is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Mr. Tishman was selected to serve as a director because of his extensive experience in finance and management and serving on other public company boards.

        David Valcourt, 64, served as Senior Mentor and Korea-U.S Alliance Military Exercise Facilitator for US forces Korea from 2011-2016. He assumed this position following his retirement from the Army in 2010 as Lieutenant General after 37 years of active duty service. Lt. Gen. Valcourt also joined WILL Interactive, a developer of interactive video-based simulations designed to modify behavior and enhance performance upon retirement from the Army; he transitioned to the role of Special Advisor in January 2016. Lt. Gen. Valcourt is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Lt. Gen. Valcourt was selected to serve as a director because of his extensive leadership and management experience.

        Norman Wesley, 66, is the former Chief Executive Officer and Chairman of Fortune Brands, Inc. Mr. Wesley joined Fortune Brands in 1984 and became President and Chief Operating Officer of Fortune Brands in January 1999, and Chairman and Chief Executive Officer of Fortune Brands in

December 1999. He served as Chief Executive Officer through December 2007 and as Chairman until September 2008. Previously, Mr. Wesley held various management positions at Crown Zellerbach Corporation. Mr. Wesley currently serves as a director of Acuity Brands, Inc. and Fortune Brands Home & Security, Inc. Mr. Wesley was previously a director of Keurig Green Mountain, Inc., Pactiv Corporation, and R.R. Donnelly & Sons. Mr. Wesley is currently a director nominee and will become a member of our board of directors immediately following the pricing of this offering. Mr. Wesley was selected to serve as a director because of his extensive experience in the consumer products industry, his prior leadership experience, and his experience serving on other public company boards.

        There are no family relationships among any of our executive officers or directors who will be in place immediately following the pricing of this offering.

Board Leadership Structure and the Board's Role in Risk Oversight

Controlled Company Exemption

        Under the corporate governance standards of the NYSE, a company of which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company." Upon the closing of this offering and after giving effect to the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control a majority of the voting power of all outstanding shares of our common stock and as a result, we will qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE.

        As a controlled company, we may elect not to comply with certain corporate governance standards, including:

  •
  the requirement that a majority of our board of directors consist of "independent directors" as defined under the rules of the NYSE;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

        Although we do not currently expect to avail ourselves of these exemptions, we may in the future utilize one or more of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition period.

Composition of our Board of Directors Immediately Following the Pricing of this Offering

        Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we are amending and restating our certificate of incorporation to provide for a classified Board of Directors, with three directors in Class I (David Valcourt, Norman Wesley and Gene Yoon), three directors in Class II (Christopher Metz, Steven Tishman and Wally Uihlein) and three directors in Class III (Jennifer Estabrook, Gregory Hewett and Sean Sullivan). See "Description of Capital Stock." We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: prior CEO experience; strategic matters; financial management; operations management; human resources and executive compensation; risk management; external relations; consumer brands; and global business experience.

        Other than our chairman, the members of our board of directors in place immediately prior to the pricing of this offering will each resign from our board of directors contingent upon, and effective immediately following, the pricing of this offering. As of the time immediately following the pricing of this offering, our board of directors will consist of nine directors, including our President and Chief Executive Officer. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

Committees of our Board of Directors

        As of the time immediately following the pricing of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

        Our President and Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit committee, the compensation committee and the nominating and corporate governance committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities.

  Audit Committee

        As of the time immediately following the pricing of this offering, our audit committee will consist of Gregory Hewett, Steven Tishman and Sean Sullivan, who will serve as chair. Under NYSE listing standards and applicable SEC rules, we are required to have three members of the audit committee. Subject to phase-in rules, the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Gregory Hewett, Steven Tishman and Sean Sullivan qualify as independent directors under NYSE listing standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, our board of directors has determined that each of Gregory Hewett, Steven Tishman and Sean Sullivan is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

        The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing:

  •
  the quality and integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  our independent registered public accounting firm's qualifications, performance and independence; and

  •
  the performance of our internal audit function.

        Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the closing of this offering.

  Compensation Committee

        As of the time immediately following the pricing of this offering, our compensation committee will consist of Gregory Hewett, Christopher Metz and Jennifer Estabrook, who will serve as chair. Each member of our compensation committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations. Each of Gregory Hewett and Christopher Metz is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act and each member of our compensation committee is an outside director, as defined pursuant to Section 162(m) of the Code.

        The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:

  •
  setting compensation of our executive officers and directors;

  •
  monitoring our incentive and equity-based compensation plans; and

  •
  preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

        The compensation committee shall be directly responsible for the appointment, compensation and oversight of any compensation consultant, legal advisor or other advisor retained by the compensation committee. Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the closing of this offering.

  Nominating and Corporate Governance Committee

        As of the time immediately following the pricing of this offering, our nominating and corporate governance committee will consist of Jennifer Estabrook, Norman Wesley and David Valcourt, who will serve as chair. Each member of our nominating and corporate governance committee meets the requirements for independence under NYSE listing standards and SEC rules and regulations.

        The purpose of the nominating and corporate governance committee is to, among other things:

  •
  identify individuals qualified to become directors, consistent with the criteria approved by our board of directors and select, or recommend that our board of directors select, the director nominees for the next annual meeting of shareholders or to fill vacancies or newly created directorships that may occur between such meetings;

  •
  develop and recommend to our board of directors a set of corporate governance principles applicable to us;

  •
  oversee the evaluation of our board of directors and management;

  •
  recommend members of our board of directors to serve on committees of our board of directors and evaluate the operations and performance of such committees;

  •
  oversee and approve the management continuity planning process; and

  •
  otherwise take a leadership role in shaping our corporate governance.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the closing of this offering.

Director Independence

        Our board of directors has determined that, under NYSE listing standards and taking into account any applicable committee standards and rules under the Exchange Act, Jennifer Estabrook, Gregory

Hewett, Christopher Metz, Sean Sullivan, Steven Tishman, David Valcourt and Norman Wesley are independent directors.

Code of Business Conduct and Ethics

        We will adopt a new code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, our principal financial officer and our principal accounting officer. Our code of ethics and business conduct will be available on our website upon the closing of this offering. Our code of ethics and business conduct is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL. We have established directors' and officers' liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

        Our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

EXECUTIVE COMPENSATION

        Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms "Acushnet," "we," "us," "our" and the "Company" refer to Acushnet Company, a direct and wholly-owned subsidiary of Acushnet Holdings Corp., for the period up to this offering, and for all periods following this offering, to Acushnet Holdings Corp.

Compensation Discussion and Analysis

Introduction

        This Compensation Discussion and Analysis is designed to explain our compensation philosophy and describe the decisions made with respect to the fiscal 2015 compensation for each of our President and Chief Executive Officer, our Executive Vice President, Chief Financial Officer and Treasurer and the three other most highly compensated executive officers who were serving as such as of December 31, 2015. These five executives are referred to as our named executive officers:

Name	Title
Walter (Wally) Uihlein	President and Chief Executive Officer
William Burke	Executive Vice President, Chief Financial Officer and Treasurer
Gerald Bellis	President, Titleist Golf Balls
James Connor	President, FootJoy
Yoon Soo (Gene) Yoon	Chairman of the board of directors of Acushnet Company Chairman of the board of directors of Acushnet Holdings Corp. President of Acushnet Holdings Corp.

        Mr. Burke was promoted from Senior Vice President, Chief Financial Officer and Treasurer to Executive Vice President, Chief Financial Officer and Treasurer on April 29, 2016. Mr. Bellis retired from the Company effective February 29, 2016. Mr. Connor is expected to retire effective December 31, 2016. Mr. Yoon served as President of Acushnet Holdings Corp. until May 11, 2016 when Mr. Uihlein, the President and Chief Executive Officer of Acushnet Company, was appointed President and Chief Executive Officer of Acushnet Holdings Corp.

Executive Compensation Governance Practices and Principles

        Our executive compensation program, similar to our non-executive compensation programs, is aligned with our business strategy and culture. The key priorities of our executive compensation program are to attract, motivate and retain world class talent to drive the success of our Company and support and steward two of the most revered brands in golf, Titleist and FootJoy. We have designed our executive compensation program to align the compensation actually earned by our named executive officers with our performance by competitively rewarding good performance and more aggressively rewarding outperformance.

        Our objective is to provide an opportunity for total direct compensation (consisting of base salary, annual incentive compensation and long-term incentive compensation) that:

  •
  aligns the interests of management with those of our shareholders;

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  attracts, retains and motivates executive talent by providing competitive levels of salary and total direct compensation;

  •
  provides incentive compensation that promotes desired behavior without encouraging unnecessary and excessive risk; and

  •
  motivates and rewards executives for outperformance when compared to the market.

        In developing appropriate executive compensation programs, we are generally guided by the following principles:

  •
  Compensation levels should be sufficiently competitive to attract and retain the executive talent needed.

    The Company's overall compensation levels are targeted to attract the management talent needed to achieve and maintain a leadership position in the markets where the Company competes. The Company does not formulaically target or position executive compensation at a specific percentile relative to market data but seeks to set compensation at a competitive level within the industry.

  •
  A significant portion of total compensation should be related to Company performance.

    The Company's annual incentive and long-term incentive compensation elements represent a significant percentage of each of the named executive officer's compensation and are tied directly to corporate performance. Under the Company's plans, performance above targeted goals generally results in compensation above targeted levels, and performance below targeted goals generally results in compensation below targeted levels.

  •
  Compensation should reflect position and responsibility, and incentive compensation should be a greater proportion of total compensation for more senior positions.

    Total compensation should generally increase with position and responsibility. At the same time, a greater percentage of total compensation should be tied to corporate performance, and therefore at risk, as position and responsibility increases. Accordingly, individuals with greater roles and responsibility for achieving the Company's performance goals bear a greater proportion of the risk that those goals are not achieved and receive a greater proportion of the reward if those goals are met or surpassed.

  •
  Incentive compensation should strike a balance between short-term and long-term performance.

    The Company's compensation plans focus management on achieving strong annual performance in a manner that supports the Company's long-term success and profitability. Accordingly, the Company uses both annual incentives and long-term incentives. In addition, the Company's compensation plans are designed to reward executives based on the achievement of corporate-wide goals rather than individual business unit performance to encourage decision making based on what is in the best interests of the Company as a whole rather than any particular business unit.

Role of the Board and Compensation Committee in Compensation Decisions

        Historically the board of directors of Acushnet Company, after receiving input from the Company's President and Chief Executive Officer and Executive Vice President, Chief Human Resources Officer, has approved the level of base salaries and short-term and long-term incentives, including stock-based awards, for the named executive officers as well as any other compensation programs, arrangements and agreements applicable to the named executive officers. Beginning in July 2014, a compensation committee of the board of directors of Acushnet Company (the "Compensation Committee") was formed to consider certain compensation matters with input from the Company's President and Chief Executive Officer and Executive Vice President, Chief Human Resources Officer.

        Following this offering, it is expected that the board of directors of Acushnet Holdings Corp. will establish a compensation committee (the "Holdings Compensation Committee") and will delegate to the Holdings Compensation Committee similar responsibilities and oversight with respect to the Company's compensation programs. It is anticipated that the Holdings Compensation Committee will establish a similar executive compensation philosophy with respect to our named executive officers and implement compensation programs that reflect an overarching business rationale and are designed to be reasonable, fair, fully disclosed, and consistently aligned with long-term value creation.

        Additional information concerning these responsibilities is set forth in "Management—Board Leadership Structure and the Board's Role in Risk Oversight—Compensation Committee."

Resources Guiding Compensation Decisions

        Executive officer compensation for 2015 was set using the following references:

Internal References	External References
• Historical company performance	• Direct competitor pay data
• Business strategy and outlook	• Industry/broader market pay data
• Position criticality and demand	• Performance compared to competitors/market
• Compensation practices of outperformance in other industries

        Some references were given more weight than others depending on the nature of the decision being made.

        Most of the Company's major competitors are not stand-alone public golf companies; rather, they are part of larger corporate conglomerates and/or are privately owned. Thus, it is difficult to obtain meaningful specific comparative data on their golf businesses. In addition, the Company often competes for executive talent with corporations outside the golf industry. Accordingly, with respect to compensation decisions for 2015, generally available information regarding executive compensation levels for executives in similar positions in other industries was also considered.

        Beginning with compensation decisions for 2016, the Compensation Committee has engaged Pearl Meyer as its independent outside compensation consultant to provide advice about whether the Company's executive compensation programs are generally consistent with the Company's guiding principles and continue to be aligned with shareholder interests and with evolving best practices. Pearl Meyer representatives report directly to the Compensation Committee and have assisted the Compensation Committee in an assessment of comparative market data and compensation trends relevant to the setting of the Company's compensation levels for 2016 and beyond. Part of this assessment included comparing the total targeted direct compensation of the Company's named executive officers to market reference information, including, when appropriate, broad industry survey data, and the development of a compensation comparison group. The compensation comparison group is comprised of 15 companies and was recommended by Pearl Meyer. The corporations that comprise the compensation comparison group are as follows:

Callaway Golf Company	Helen of Troy	Quiksilver, Inc.
Crocs, Inc.	Kate Spade & Co	Skechers USA, Inc.
Columbia Sportswear Companies	La-Z-Boy	Steve Madden
Deckers Outdoor Corporation	Lululemon Athletica	Tempur Sealy International
G-III Apparel Group	Performance Sports Group Ltd.	Wolverine Worldwide

        It is expected that the compensation comparison group will be reviewed periodically as warranted and revised as appropriate to ensure that the corporations in the group continue to be a reasonable comparison for compensation purposes.

Components of the 2015 Executive Compensation Program

        The 2015 executive compensation program consists of direct compensation comprised of following elements: base salary, annual and long-term cash incentives and an equity appreciation rights ("EARs") plan (as amended from time to time, the "EAR Plan"). Each element, which is further discussed below, is intended to reward and motivate executives in different ways consistent with the Company's overall guiding principles for compensation (as described above). The amount of total direct compensation intended to come from each element varies with position and level of responsibility, reflecting the principles that total compensation should increase with position and responsibility and a greater percentage of an executive's compensation should be tied to corporate performance, and therefore be at risk, as position and responsibility increase.

Element of Pay	Summary	Purpose
Base Salary	✓ Fixed compensation provided to employees for service in role	✓ Provide a secure form of income for employees
Annual Cash Incentive	✓ Plan Adjusted EBITDA(1) based incentive plan	✓ Incentivize achievement of the annual operating plan
Long Term Cash Incentive Plan ("LTIP")

✓ One-year, cash based long-term incentive plan for each of Mr. Uihlein and Mr. Yoon based on Plan Adjusted EBITDA performance versus goals

✓ Two-year, cash based long-term incentive plan for Messrs. Burke, Bellis and Connor based on Plan Adjusted EBITDA performance versus goals

✓ Promote consistent Plan Adjusted EBITDA performance over performance period
EARs	✓ Time-and-performance vesting equity-based awards	✓ Align management with investor interests
✓ Represents a right to share in the appreciation in the value of the Company from the date of grant until payout date

✓ Participant EAR payout values predicated on increase in the value of the Company, as well as multi-year Plan Adjusted EBITDA goals and, for certain EAR awards, investor internal rate of return ("IRR") levels.

Other

✓ The Company provides limited perquisites which may include annual life insurance premiums, the reimbursement of country club dues, financial planning, a 401(k) Plan participant match and sporting equipment and apparel.

✓ The Company provides a tax gross-up for Mr. Uihlein with regard to Company contributions to fund his supplemental retirement plan.

✓ Enhance productivity and encourage work/life balance.

(1)
"Plan Adjusted EBITDA" represents income from operations of Acushnet Company and its subsidiaries plus depreciation and amortization, expenses relating to our EAR Plan, share-based compensation expenses, restructuring charges, certain transaction fees, and certain foreign currency adjustments, less net income relating to a noncontrolling interest in one of Acushnet Company's consolidated entities. Plan Adjusted EBITDA is utilized as the performance metric for the annual cash incentive awards and LTIP awards to the named executive officers and as one of the performance metrics for the EARs as it serves to align the interests of the Company's named executive officers with the interests of its shareholders and incentivize the named executive officers to achieve corporate goals in the context of the Company's overall corporate strategy. Plan Adjusted EBITDA is not a measure of financial performance under GAAP. It should not be considered an alternative to income from operations of Acushnet Company, as a measure of operating performance or any other measure of performance derived in accordance with GAAP.

        The following table provides a reconciliation of income from operations of Acushnet Company to Plan Adjusted EBITDA for the year ended December 31, 2015. The information presented below is derived from the audited consolidated financial statements of Acushnet Company that are not included in this prospectus.

Year ended December 31, 2015
(in thousands)
Income from operations	$117,583
Depreciation and amortization	41,702
EAR Plan(a)	45,814
Share-based compensation(b)	5,789
Restructuring charges(c)	1,643
Transaction fees(d)	2,141
Foreign currency reclassification	859
Net income attributable to noncontrolling interests(e)	(5,122)

Plan Adjusted EBITDA	$210,409

(a)
Reflects expenses related to the anticipated full vesting of EARs granted under our EAR Plan and the remeasurement to their intrinsic value at each reporting period based on the then-current projection of our common stock equivalent value. The EAR Plan expires on December 31, 2016 and amounts earned under the EAR Plan must be paid within two and a half months after the expiration date.

(b)
Reflects compensation expense associated with the exercise of substitute stock options by an executive which were granted in connection with the Acquisition. All such stock options have been exercised.

(c)
Reflects restructuring charges incurred in connection with the reorganization of certain of our operations.

(d)
Reflects legal fees incurred in 2015 relating to a dispute arising from the indemnification obligations owed to us by Beam in connection with the Acquisition as well as certain fees and expenses we incurred in connection with this offering.

(e)
Reflects the net income attributable to the interest that we do not own in our FootJoy golf shoe joint venture.

        Consistent with the Company's compensation philosophy, the 2015 executive compensation program incorporated a balance between guaranteed and at-risk compensation. Set forth below is an analysis of each of the elements of the 2015 executive compensation program. More detailed information concerning the compensation paid to the named executive officers for 2015 is set forth in the compensation tables and related footnotes and narrative disclosure following this Compensation Discussion and Analysis.

Analysis of Base Salary

        Base salaries serve as the guaranteed cash portion of executive compensation. Base salary is intended to compensate each named executive officer for performing his job responsibilities on a day-to-day basis. Each named executive officer's base salary was initially established when he became an executive officer and is set at a competitive level based upon the named executive officer's experience, position, and responsibility. In setting the base salary, the complexity of the job requirements and performance expectations and the general market data described are considered as well as each named executive officer's base salary relative to the other executive officers. Following this offering, it is expected that Holdings Compensation Committee will review base salaries annually and make adjustments as appropriate in light of individual performance as well as any changes in nature or scope of a named executive officer's duties and/or the competitive marketplace.

        The base salary for each of the named executive officers during 2015 was as follows:

Name	2015 Base Salary
Wally Uihlein	$995,200
William Burke	$401,100
Gerald Bellis	$537,700
James Connor	$487,100
Gene Yoon	$1,092,900

        In 2015, each of the named executive officers listed above received a base salary increase of three percent from the prior year. These merit increases were made after a review of individual performance and relevant market data and as a reflection of the named executive officer's individual performance.

Analysis of Annual Cash Incentives

        In addition to a base salary, the Company's executive compensation program includes the opportunity to earn an annual cash incentive. The annual cash incentive serves as the short-term incentive compensation element of the executive compensation program. As noted above, the annual cash incentive payment is based upon the Company's Plan Adjusted EBITDA achieved for the fiscal year and is intended to provide an incentive for a named executive officer to drive a high level of corporate performance without excessive risk-taking.

        Annual Cash Incentive Opportunity.    For 2015, the target incentive for each of the named executive officers represented a percentage of the named executive officer's base salary (the "incentive target") which the named executive officer could earn based on the amount of Plan Adjusted EBITDA earned by the Company for 2015. Incentive payouts for each named executive officer under the program would vary from 0% of the incentive target, if the Company earned Plan Adjusted EBITDA of $183 million or less in 2015, to a maximum of 200% of the incentive target, if the Company earned Plan Adjusted EBITDA of $215 million or more in 2015. In setting the level of the Plan Adjusted EBITDA performance goal for 2015, the Company's performance in 2014, the Company's 2015 operational goals and the competitive climate in the marketplace were each taken into account. The targeted incentive amounts were based on each named executive officer's position and were set to be generally consistent with the range of total direct compensation targeted for each of the named executive officers.

        Incentive targets for 2015 for each of the named executive officers were as follows:

Name	Targeted % of Base Salary	Base Salary	Incentive Target
Wally Uihlein	75%	$995,200	$746,400
William Burke	50%	$401,100	$200,550
Gerald Bellis	50%	$537,700	$268,850
James Connor	50%	$487,100	$243,550
Gene Yoon	75%	$1,092,900	$819,675

        Actual 2015 Annual Cash Incentive Payout.    For 2015 the Company achieved Plan Adjusted EBITDA of $210 million which resulted in an achievement level of 170% of the incentive target for each of the named executive officers.

Name	Incentive Target	Achievement Level	Incentive Payout(1)
Wally Uihlein	$746,400	170%	$1,268,900
William Burke	$200,550	170%	$341,000
Gerald Bellis	$268,850	170%	$457,100
James Connor	$243,550	170%	$414,100
Gene Yoon	$819,675	170%	$1,393,500

(1)
Awards are rounded up to the nearest hundred.

Analysis of Long-Term Incentives (LTIP and EAR)

        Consistent with the philosophy of aligning executive compensation with the Company's long-term performance (as discussed above), in addition to the annual cash incentive opportunity, we have granted performance-based awards to each of the named executive officers under our LTIP. In addition, in connection with the 2011 sale of the Company by Beam, we adopted the EAR Plan which expires on December 31, 2016. These long-term incentives were selected to motivate the named executive officer to remain with the Company, increase shareholder value through the achievement of targeted long-term operating performance and align the interests of the Company's named executive officers with the interests of the Company's shareholders.

        2014-2015 and 2015-2016 LTIP Awards.    The 2014-2015 long-term incentive plan ("2014-2015 LTIP") and the 2015-2016 long-term incentive plan ("2015-2016 LTIP"), in which Messrs. Burke, Bellis and Connor participate, provide cash payments upon the achievement of specified Plan Adjusted EBITDA goals over two-year performance periods ending December 31, 2015 and December 31, 2016, respectively. Plan Adjusted EBITDA is calculated as, and was selected for the reasons, described above under "Components of the 2015 Executive Compensation Program." A two-year performance period was selected because it is consistent with the Company's two-year product introduction cycle. See "Business—Product Life Cycles."

        Under each of the 2014-2015 LTIP and 2015-2016 LTIP, at the beginning of each performance period, participants are awarded performance units. The actual value of each performance unit is determined at the end of the performance period based on the Company's financial performance compared to the Plan Adjusted EBITDA performance goals. For the 2014-2015 LTIP, the performance units would have no value ($0 per unit) unless cumulative two-year Plan Adjusted EBITDA was at least $366 million and would achieve maximum value ($1,000 per unit) if two-year cumulative Plan Adjusted EBITDA was at least $415 million. For the 2015-2016 LTIP, the performance units would have no value ($0 per unit) unless cumulative two-year Plan Adjusted EBITDA was at least $370 million and would achieve maximum value ($1,000 per unit) if two-year cumulative Plan Adjusted EBITDA was at least $435 million.

        In determining the number of units to award to each of the participants, the value of the anticipated LTIP awards relative to applicable broad market compensation data was considered. Consideration was also given to the effect the LTIP award would have upon the executive's total direct compensation and the named executive officer's position and responsibility. LTIP awards are paid from the Company's general assets as soon as practicable after the end of the performance period and after the verification of achievement of the performance goals.

        Messrs. Burke, Bellis and Connor received the following number of performance units (with the corresponding maximum values based on a maximum value of $1,000 per unit) for each of the 2014-2015 LTIP and the 2015-2016 LTIP:

Name	LTIP Units	LTIP Award Maximum Value
William Burke	300	$300,000
Gerald Bellis	400	$400,000
James Connor	350	$350,000

        The Company earned cumulative two-year Plan Adjusted EBITDA of $410 million for 2014-2015 LTIP performance period. Actual payout under the 2014-2015 LTIP was therefore at 90.6% of the maximum value, or $906 per performance unit. The payout under the 2015-2016 LTIP will be determined following the conclusion of the performance period as of December 31, 2016.

        2015 Special LTIP Award.    In 2015, each of Mr. Uihlein and Mr. Yoon participated in a modified LTIP plan (the "2015 Special LTIP") which operates similarly to the 2015-2016 LTIP for the other named executive officers but had a one-year performance period ending on December 31, 2015. Under the 2015 Special LTIP each of Mr. Uihlein and Mr. Yoon was awarded (1) 2,800 performance units with a fixed payout value of $400 per unit and (2) 750 performance units which would have no value ($0 per unit) unless the Company earned Plan Adjusted EBITDA for 2015 of at least $183 million and would achieve maximum value ($1,000 per unit) if the Company earned Plan Adjusted EBITDA for 2015 of at least $215 million.

        The Company earned Plan Adjusted EBITDA of $210 million in 2015 which resulted in a payout to each of Mr. Uihlein and Mr. Yoon of (1) 2,800 performance units at $400 per unit ($1,120,000) and (2) 750 performance units at $850 per performance unit ($637,500) or 85% of maximum value. No LTIP is expected to be awarded to Mr. Uihlein or Mr. Yoon with respect to 2016.

        EARs.    In addition to the LTIP awards, in 2011 the Company granted the named executive officers EARs which consist of common stock equivalents under the EAR Plan. The EAR Plan is designed to allow key employees to participate in the future success and growth of the Company, as EARs are intended to represent the appreciation in the value of a share of Acushnet Holdings Corp. common stock measured from the grant date through the applicable payout event (as described below).

        Vesting of the EARs.    Except for Mr. Uihlein's and Mr. Yoon's second grant of EARs as described below, the EARs are divided into three separate tranches which generally vested over a four-year period based on either (1) the passage of time, (2) Plan Adjusted EBITDA performance or (3) a specified IRR (as defined and calculated in accordance with the EAR Plan and the applicable award agreement), in each case generally subject to the named executive officer's continued employment with the Company on the relevant vesting date, as follows:

  •
  forty percent (40%) of the EARs time vested in four equal installments on each of December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015;

  •
  thirty percent (30%) of the EARs vested in four equal installments on each of December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015 based on the achievement of an annual Plan Adjusted EBITDA performance goal for the applicable vesting period, which was achieved for each vesting period;

  •
  thirty percent (30%) of the EARs vested based on achievement of specified IRR thresholds for the period beginning July 29, 2011 and ending on December 31, 2015, which was achieved at the maximum vesting level.

        In addition, each of Mr. Uihlein and Mr. Yoon received a second grant of EARs which vested in four equal installments on each of December 31, 2012, December 31, 2013, December 31, 2014 and

December 31, 2015 based on the achievement of an annual Plan Adjusted EBITDA performance goal for the applicable vesting period, which was achieved for each vesting period.

        Payout of the EARs.    Shortly after the occurrence of a specified "payout event," the Company will pay the named executive officer the payout value of the EARs as described below. Generally, a "payout event" is defined as the first to occur of (1) a named executive officer's "separation from service" (under Section 409A of the Code) other than for cause (a "qualifying termination"), (2) the sale of the Company or (3) the expiration of the EAR Plan on December 31, 2016 (the "expiration date"). The payout value for each EAR will be the positive excess (if any) of the value of the vested EARs as of the date of payout event less the value of the EAR on the date of grant (which is $11.12 per EAR, as adjusted following the stock split). The value of each EAR as of the date of the payout event is determined as follows:

  •
  If the applicable payout event is a qualifying termination, (x) prior to an IPO, the value of each EAR is determined by dividing (1) an enterprise value (as defined in the EAR Plan) generally based on the Company's Plan Adjusted EBITDA for the applicable fiscal year by (2) the number of shares of Acushnet Holdings Corp. common stock outstanding, on a fully diluted basis, as of the date of the qualifying termination; and (y) after an IPO, the value of each EAR is the greater of (1) the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of the common stock in the IPO or (2) the value obtained by dividing (x) an enterprise value (as defined in the EAR Plan) generally based on the Company's Plan Adjusted EBITDA for the applicable fiscal year by (y) the number of shares of Acushnet Holdings Corp. common stock outstanding, on a fully diluted basis, as of the date of the qualifying termination.

  •
  If the applicable payout event is a sale of the Company, the value of each EAR is the greater of (1) an amount determined by our board of directors in good faith based on the transaction consideration and (2) the value obtained by dividing (x) an enterprise value (as defined in the EAR Plan) generally based on the Company's Plan Adjusted EBITDA for the preceding twelve months by (y) the number of shares of Acushnet Holdings Corp. common stock outstanding, on a fully diluted basis, as of the date of the sale transaction.

  •
  If the applicable payout event is the expiration date, the value of each EAR is the greatest of (1) an enterprise value (as defined in the EAR Plan) generally based on the Company's Plan Adjusted EBITDA for fiscal 2015 divided by the number of shares of Acushnet Holdings Corp. common stock outstanding, on a fully diluted basis, as of December 31, 2015; (2) an enterprise value (as defined in the EAR Plan) generally based on the Company's Plan Adjusted EBITDA for fiscal 2016 divided by the number of shares of Acushnet Holdings Corp. common stock outstanding, on a fully diluted basis, as of December 31, 2016; and (3) if an IPO has occurred prior to the expiration date, a value based on the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of common stock in the IPO.

        The amounts due to the named executive officer for the EARs will be paid to the executive in cash, or, if the applicable payout event follows an IPO, the Company may, in its sole discretion, pay up to 50% of the payout amount in the publicly traded equity securities with the remainder in cash.

        See "Outstanding Equity Awards as of December 31, 2015" for information about the number of EARs held by each of the named executive officers as of December 31, 2015 and "Potential Payments Upon Termination or Change in Control" for the payout value of the EARs as of December 31, 2015. See "Equity Compensation Plans—Summary of our EAR Plan" for additional detail regarding the EAR Plan and the EARs.

Benefits and Perquisites

        The named executive officers receive various benefits in order to enhance their productivity, provide for healthcare needs and encourage work/life balance. The Company's primary benefits for the named executive officers include the Company's health, dental and vision plans, and various insurance plans, including life, long-term disability, and accidental death and dismemberment insurance, as well as paid time off. The Company covers the costs of tax and estate planning fees, and, consistent with the Company's position as a leader in the golf industry, the named executive officers other than Mr. Yoon receive subsidized country club memberships. Each of the named executive officers also receives a limited amount of the Company's golf equipment, gear and wear.

        In addition, the Company provides Mr. Uihlein with a tax-gross up to cover the taxes due by Mr. Uihlein with respect to the Company's contribution to his supplemental retirement plan trust.

        The Company from time to time provides other benefits to employees or officers as a group or to an individual officer as warranted. See the "Summary Compensation Table" and related footnotes below for additional information about the value of benefits and perquisites provided to our named executive officers in 2015.

Retirement Plans

        The Company has a qualified defined benefit pension plan, a nonqualified defined benefit pension plan, a qualified defined contribution plan and post-employment welfare plans which provide for payment of retirement benefits to participants mainly commencing between the ages of 50 and 65, and for payment of certain disability benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the defined benefit pension plans are generally determined on the basis of an employee's length of service and/or earnings.

        Pension Plan.    The Company has historically provided retirement plan benefits to its employees under the Acushnet Company Pension Plan, which we refer to as the "Pension Plan." The Pension Plan is a qualified defined benefit pension plan that provides retirement benefits commencing on the participant's normal retirement date, which is the first day of the calendar month coincident with or next following a participant's 65th birthday, based on participant earnings. Each of our named executive officers other than Mr. Yoon is a participant in the Pension Plan and is fully vested in his benefits under the Pension Plan. Payouts under the pension plan are normally made in the form of a life annuity, unless another payment option is elected. Effective December 31, 2015, the Pension Plan was closed to new participants and benefit accruals were ceased for members (1) who have not attained 50 years of age and completed at least ten years of service or (2) who do not have a combined age and years of service of 70 or more.

        SERP.    The Company maintains a supplemental executive retirement plan, which we refer to as the "SERP," which is an unfunded excess benefit plan that supplements the benefits payable under the Pension Plan. Each of our named executive officers other than Mr. Yoon is a participant in the SERP and is fully vested in his benefits under the SERP. Benefits payable under the SERP are paid to participants in a lump sum during the sixty-day period following the participant's retirement date. Effective December 31, 2015, the SERP was amended to cease benefit accruals for participants (1) who have not attained 50 years of age and completed at least ten years of service or (2) who do not have a combined age and years of service of 70 or more. From time to time, the Company may make contributions to a rabbi trust to fund the benefits under the SERP. In addition, the Company maintains a separate trust, pursuant to which it makes annual contributions to fund a portion of Mr. Uihlein's SERP benefit, and provides a tax-gross up to Mr. Uihlein for income attributable to such trust contributions.

        Defined Contribution Plan.    The Acushnet Company 401(k) Plan (the "401(k) Plan") allows participants to contribute a portion of their compensation into the 401(k) Plan with the Company providing a matching contribution up to 3.5% of the participant's compensation. Each of our named executive officers other than Mr. Yoon participates in the 401(k) Plan.

Retiree Health Benefits

        The Company maintains a retiree medical health plan, which provides medical coverage to employees who retire directly from the Company, have achieved the age of 55, have completed 10 or more years of service and were hired prior to January 1, 2004. The costs under the plan are shared between the Company and the retiree with the split costs based on years of service and date of retirement. This split is specific to each retiree and does not change over time. Under the plan, retirees and their spouses under age 65 are eligible for the same medical and dental plans available to active employees and retirees age 65 and over are eligible for retiree-specific plans.

Deferred Compensation

        The Company established a deferred compensation plan in 2005 for the purpose of providing deferred compensation for a select group of management or highly compensated employees, including the named executive officers other than Mr. Yoon. As of July 29, 2011, in connection with the sale of the Company by Beam, all Company matching contributions and employee contributions to the plan were frozen and employee salary and incentive deferral accounts were distributed. All that remains in the plan is the portion of participants' accounts attributable to prior Company matching credits to the plan prior to July 29, 2011. See "—Nonqualified Deferred Compensation for 2015" below for information relating to the Excess Deferral Plan accounts of our named executive officers.

Severance and Change in Control Arrangements

Executive Severance Plan

        The Company maintains the Acushnet Executive Severance Plan (the "Executive Severance Plan") under which Messrs. Burke, Bellis and Connor are eligible to receive severance benefits upon a termination of employment except terminations due to the named executive officer's resignation (other than a voluntarily termination because the named executive's job location has been relocated more than 35 miles from the participant's former job location, for which severance benefits are payable), retirement, death, disability or cause. See "—Potential Payments Upon Termination or Change in Control" below for information relating to the severance payable to our named executive officers under the Executive Severance Plan.

Mr. Uihlein's Severance and Change in Control Agreement

        Mr. Uihlein is party to both a severance agreement and a change in control agreement that provide for benefits in the event of certain qualifying terminations as further described under "Potential Payments Upon Termination or Change in Control."

        Other than the severance and change in control agreements between the Company and Mr. Uihlein described above, the Company has not entered into an employment agreement with any of its named executive officers.

Excise Taxes

        Mr. Uihlein's change in control agreement provides that to the extent that any or all of the change in control payments and benefits provided to Mr. Uihlein under the change in control agreement or any other plan, arrangement or agreement constitute "parachute payments" within the meaning of Section 280G of the Code and would otherwise be subject to the excise tax imposed by Section 4999 of the Code, the Company will pay Mr. Uihlein an additional amount such that the net amount retained by Mr. Uihlein after the deduction of any excise, federal, state and local income tax will be equal to the payments he is entitled to under the change in control agreement. However, if the value of the payments Mr. Uihlein is entitled to do not exceed 330% of the base amount (as defined in the Code), no gross-up payment will be made and any change in control related payments and benefits would be reduced to equal one dollar less than the amount which would result in such payments and benefits being subject to such excise tax, but only if the value of the reduction is equal to or less than 30% of Mr. Uihlein's base salary.

Compensation Committee Interlocks and Insider Participation

        From January through May 2015, the Compensation Committee was comprised of the following directors: Mr. Uihlein, Mr. Yoon, Mr. Thomas Park, Mr. Prakash Melwani and Ms. Jennifer Estabrook. Beginning in June 2015, the Compensation Committee was comprised of Ms. Estabrook, Mr. Jonathan Epstein, Mr. Park and Mr. Melwani. Mr. Melwani resigned from the board of directors of Acushnet Company and the Compensation Committee in December 2015. Mr. Randall Lee was appointed to the Committee in April 2016.

        Mr. Yoon, Chairman of Acushnet Company and Chairman of Acushnet Holdings Corp., who also served as President of Acushnet Holdings Corp. until May 11, 2016, is also Chairman of Fila USA, Inc. Ms. Estabrook, a director and member of the Compensation Committee of Acushnet Company, is an executive officer of Fila USA, Inc.

Key Compensation Actions in 2016

2015 Incentive Plan

        On January 22, 2016, the Acushnet Holdings Corp. board of directors adopted, and its stockholders approved, the 2015 Incentive Plan. See "Equity Compensation Plans—Summary of our 2015 Incentive Plan."

Bonus to Mr. Uihlein

        Pursuant to a letter agreement dated February 26, 2016, Mr. Uihlein was awarded a cash bonus in the amount of $7.5 million as consideration for past performance as the Company's President and Chief Executive Officer. One third of the cash bonus was paid in a lump sum upon execution of the agreement and another third of the cash bonus is payable in a lump sum on December 31, 2016. The last third is payable upon the earliest to occur of (1) the closing of this offering, (2) a change in control (as defined in the Company's 2015 Incentive Plan) and (3) December 31, 2016.

Compensation Increases

        On April 29, 2016, following the Compensation Committee's consideration of Pearl Meyer's assessment of the named executive officers' compensation as discussed above under "Resources Guiding Compensation Decisions," Mr. Uihlein's base salary was increased to $1,086,000, Mr. Burke's base salary was increased to $482,000 and Mr. Connor's base salary was increased to $502,000. In addition, Mr. Uihlein's targeted annual cash incentive for 2016 was increased to 125% of his base salary and Mr. Burke's targeted annual cash incentive for 2016 was increased to 65% of his base salary. These increases in base salary and targeted annual cash incentive amounts are effective as of January 1, 2016.

Equity Grants Under Omnibus Equity Plan

        In order to continue to promote the alignment of executive compensation and long-term shareholder value creation, our board of directors has adopted a new approach to our long-term equity incentive compensation program for 2016. As previously discussed, the Company has previously granted EARs, a portion of which vested based on the achievement of specified financial performance measures (i.e., Plan Adjusted EBITDA and IRR). Commencing with the Company's grant of equity compensation in 2016, the Company's approach to long-term equity incentive compensation has shifted from multi-year appreciation awards to multi-year full value awards, which our board of directors believes more closely aligns, on a going-forward basis, the interests of executive officers with those of the Company's shareholders.

        On June 15, 2016, our board of directors approved a grant of multi-year restricted stock units (the "Multi-Year RSUs") and performance stock units (the "Multi-Year PSUs") to certain key members of management, including Messrs. Uihlein, Burke and Connor. The grants were made 50% in Multi-Year RSUs and 50% in Multi-Year PSUs. The Multi-Year RSUs and Multi-Year PSUs are intended to represent three years of equity compensation and, as such, Messrs. Uihlein and Burke are not expected to receive grants of RSUs or PSUs in 2017 or 2018. Mr. Connor is not expected to receive any future grants of RSUs or PSUs as he is expected to retire effective December 31, 2016. Our board of directors believes that the grant of the Multi-Year RSUs and Multi-Year PSUs to Messrs. Uihlein, Burke and Connor, as well as certain other key members of management, will incentivize them to effectively execute the Company's three-year strategic plan and create additional value enhancing corporate development initiatives during this three-year period.

        One-third of the Multi-Year RSUs vest on each of January 1 of 2017, 2018 and 2019. The Multi-Year PSUs cliff-vest on December 31, 2018, subject to the executive's continued employment with the Company and the Company's level of achievement of the applicable cumulative Adjusted EBITDA performance metrics (as defined in the applicable award agreements) measured over the three-year performance period. Each Multi-Year PSU reflects the right to receive between 0% and 200% of the target number of shares based on actual three year cumulative Adjusted EBITDA. For Mr. Connor, the vesting of his Multi-Year PSUs is expected to be pro rata based on his retirement date.

        In determining the target value of the Multi-Year RSUs and Multi-Year PSUs, our board of directors and the Compensation Committee considered executive officer performance, potential future contributions and peer group analyses. Based on these considerations, our board of directors and the Compensation Committee determined the appropriate annual target value of the long-term incentive grants and then multiplied the annual target value by three because the grants are intended to reflect anticipated compensation for the three year period from 2016 to 2018 and the executives are not expected to receive any additional RSU or PSU grants in 2017 or 2018. The target number of shares underlying the Multi-Year RSU and Multi-Year PSU awards was determined by reference to the fair value of our common stock as of the date our board of directors approved the grants, which fair value was based on calculations prepared by an independent third party valuation company.

        Information regarding the Multi-Year RSUs and Multi-Year PSUs for Messrs. Uihlein, Burke and Connor is included below. On the left, the grant date fair value of the Multi-Year RSUs and Multi-Year PSUs has been included. On the right, the grant date fair value of the RSUs and PSUs has been presented on an annualized basis to reflect that awards are intended to reflect anticipated compensation for the three-year period from 2016 to 2018 and our named executive officers are not expected to receive additional grants of RSUs or PSUs in 2017 or 2018—i.e., the RSUs and PSUs have been divided by three to illustrate the annual value of the award for one of the three annual periods within the three-year vesting period.

Name	Grant Date Fair Value		Grant Date Fair Value on an Annualized Basis
	RSUs	PSUs	RSUs	PSUs
Wally Uihlein	$4,425,000	$4,425,000	$1,475,000	$1,475,000
William Burke	$1,500,000	$1,500,000	$500,000	$500,000
James Connor	$1,200,000	$1,200,000	$400,000	$400,000

Code Section 162(m) Policy

        Subject to the transition period described below, once we are a public company Code Section 162(m) will limit our deduction for federal income tax purposes to no more than $1 million of compensation paid to certain executive officers in a taxable year. However, compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. Following this offering, we expect to be able to claim the benefit of a special exemption that applies to compensation paid during a specified transition period under Section 162(m). This transition period may extend until the first annual shareholders meeting that occurs after the end of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m), we expect that the Holdings Compensation Committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the Holdings Compensation Committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

2015 Summary Compensation Table

        The following table summarizes the compensation paid to or earned by the Company's named executive officers. For a description of the components of the Company's 2015 executive compensation program, see "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program."

Name and Principal Position	Year	Base Salary	Bonus		Option Awards	Stock Awards	Non-Equity Incentive Plan Compensation(1)	Change in Pension Value and Non-qualified Deferred Compensation Earnings(2)	All Other Compensation		Total
Wally Uihlein	2015	$995,200	$1,120,000	(3)	—	—	$1,906,400	$449,346	$957,038	(4)	$5,427,984
President and Chief
Executive Officer
William Burke	2015	$401,100	—		—	—	$612,800	$185,036	$61,606	(5)	$1,260,542
Executive Vice President,
Chief Financial Officer
and Treasurer
Gerald Bellis	2015	$537,700	—		—	—	$819,500	$221,365	$47,478	(6)	$1,626,043
President, Titleist Golf Balls
James Connor	2015	$487,100	—		—	—	$731,200	$108,562	$62,410	(7)	$1,389,272
President, FootJoy
Gene Yoon	2015	$1,092,900	$1,120,000	(3)	—	—	$2,031,000	—	$10,000	(8)	$4,253,900
Chairman of Acushnet
Company, Chairman and
President of Acushnet
Holdings Corp.

(1)
Represents the actual amounts earned for 2015 under the Company's annual cash incentive plan and LTIP. For each of Mr. Uihlein and Mr. Yoon, this amount includes the 750 units granted under the 2015 Special LTIP whose value of $850 per unit was based on Plan Adjusted EBITDA for 2015 and excludes the 2,800 units granted under the 2015 Special LTIP that were subject to a fixed payout, as described in footnote (3) below. For each of Messrs. Burke, Bellis and Connor, this represents the payout amount for his 2014-2015 LTIP award. For additional information regarding these programs, see "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Annual Cash Incentives" and "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-Term Incentives (LTIP and EARs)."

(2)
The values that appear in the table are the change in the present value of the retirement benefits in 2015. The change is impacted by additional service and pay, as well as changes in any of the valuation assumptions that are used to prepare the Company's consolidated financial statements. Because of changing actuarial assumptions, these values can vary significantly from year to year.

(3)
Represents the portion of each of Mr. Uihlein's and Mr. Yoon's 2015 Special LTIP award that is subject to a fixed payout value of 2,800 units at $400 per unit. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-Term Incentives (LTIP and EARs)—2015 Special LTIP Award."

(4)
Includes a tax gross-up payment of $859,539 made by the Company related to the Company's contribution to Mr. Uihlein's SERP trust, Company matching contribution under the 401(k) Plan, an automobile allowance, annual executive life insurance premiums paid by the Company in the amount of $49,705, annual reimbursement for country club dues and Company golf equipment, gear and wear.

(5)
Includes a Company matching contribution under the 401(k) Plan, annual executive life insurance premiums paid by the Company in the amount of $26,656, annual reimbursement for country club dues, payments for financial planning services and Company golf equipment, gear and wear.

(6)
Includes a Company matching contribution under the 401(k) Plan, annual executive life insurance premiums paid by the Company in the amount of $17,923, annual reimbursement for country club dues and payments for financial planning services and Company golf equipment, gear and wear.

(7)
Includes a Company matching contribution under the 401(k) Plan, annual executive life insurance premiums paid by the Company in the amount of $33,910, annual reimbursement for country club dues and Company golf equipment, gear and wear.

(8)
Represents Company golf equipment, gear and wear. Following the closing of this offering, Mr. Yoon will no longer receive officer compensation.

Grants of Plan-Based Awards in 2015

        The following table sets forth certain information with respect to grants of awards to the named executive officers under the Company's non-equity incentive plans during 2015. For additional information concerning the annual and long-term non-equity incentive programs, see "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program."

			Estimated Payouts Under Non-Equity Incentive Plan Awards
	Grant Date
Name			Units	Threshold	Target		Maximum
Wally Uihlein	3/6/2015	(1)	—	—	$746,400		$1,492,800
	3/6/2015	(2)	750	—	—	(4)	$750,000
William Burke	3/6/2015	(1)	—	—	$200,550		$401,100
	3/6/2015	(3)	300	—	—	(4)	$300,000
Gerald Bellis	3/6/2015	(1)	—	—	$268,850		$537,700
	3/6/2015	(3)	400	—	—	(4)	$400,000
James Connor	3/6/2015	(1)	—	—	$243,550		$487,100
	3/6/2015	(3)	350	—	—	(4)	$350,000
Gene Yoon	3/6/2015	(1)	—	—	$819,675		$1,639,350
	3/6/2015	(2)	750	—	—	(4)	$750,000

(1)
Represents the executive's annual cash incentive award. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Annual Cash Incentives."

(2)
Represents the portion of the 2015 Special LTIP award that is not subject to a fixed payout value. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-Term Incentives (LTIP and EARs)—2015 Special LTIP Award."

(3)
Represents the named executive officer's 2015-2016 LTIP award. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-term Incentives (LTIP and EARs)—2014-2015 and 2015-2016 LTIP Awards."

(4)
The portion of the 2015 Special LTIP that is not subject to a fixed payout value and the 2015-2016 LTIP do not have a target value.

Outstanding Equity Awards as of December 31, 2015

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable(1)	Option Exercise Price(2)	Option Expiration Date(3)
Wally Uihlein	8/30/2011	900,000	$11.12	12/31/2016
William Burke	8/30/2011	432,000	$11.12	12/31/2016
Gerald Bellis	8/30/2011	432,000	$11.12	12/31/2016
James Connor	8/30/2011	432,000	$11.12	12/31/2016
Gene Yoon	8/30/2011	2,520,000	$11.12	12/31/2016

(1)
Represents the EARs granted to the named executive officers under the EAR Plan. The EARs become payable upon the first to occur of (a) a named executive officer's "separation from service" (under Section 409A of the Code) other than for cause, (b) the sale of the Company or (c) December 31, 2016. As the EARs would pay out if a named executive officer voluntarily separated from service on December 31, 2015, they are classified as exercisable for purposes of this table. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-Term Incentives (LTIP and EARs)—EARs"

(2)
Represents the grant date value for the EAR under the applicable EAR award agreement.

(3)
The EAR Plan expires on December 31, 2016 and any vested EARs must be paid out within two and a half months thereafter.

Option Exercises in 2015

        The following table sets forth information regarding the exercise of stock option awards during 2015 for the named executive officers. None of the named executive officers other than Mr. Uihlein exercised options in 2015.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Wally Uihlein	450,081	$8,341,020

(1)
In connection with the 2011 sale of the Company by Beam, Mr. Uihlein's options to purchase Beam stock converted to options to purchase shares of Acushnet Holdings Corp. common stock. On July 31, 2015, Mr. Uihlein exercised all of these remaining options and tendered a portion of the shares underlying the options for the payment of the exercise price and withholding taxes.

Pension Benefits for 2015

        The following table shows, as of December 31, 2015, each named executive officer's years of credited service, present value of accumulated benefit and benefits received, if any, under the Company's Pension Plan and the SERP.

Name	Plan Name	Number of Years Credited Service (2)	Present Value of Accumulated Benefit (3)	Payments During Last Fiscal Year
Wally Uihlein	Acushnet Company Pension Plan	38.92	$1,579,871	—
	Acushnet Company Supplemental Retirement Plan	38.92	$11,929,668	—
William Burke(1)	Acushnet Company Pension Plan	31.58	$866,037	—
	Acushnet Supplemental Executive Retirement Plan	31.58	$1,845,753	—
Gerald Bellis	Acushnet Company Pension Plan	32.58	$848,473	—
	Acushnet Supplemental Executive Retirement Plan	32.58	$2,747,036	—
James Connor	Acushnet Company Pension Plan	28.42	$1,239,016	—
	Acushnet Supplemental Executive Retirement Plan	28.42	$3,281,246	—
Gene Yoon	Acushnet Company Pension Plan	—	—	—
	Acushnet Supplemental Executive Retirement Plan	—	—	—

(1)
Mr. Burke's benefit reflects full controlled group benefit service with an offset for a benefit accrued and payable under a former controlled group company pension plan.

(2)
Number of years of credited service represents actual years of service.

(3)
Present value of accumulated benefit is calculated by using a discount rate of 4.45% for the Pension Plan and 3.90% for the SERP.

        Pension Plan.    The Pension Plan is a tax qualified defined benefit pension plan and the SERP is a nonqualified defined benefit pension plan. Each plan provides for payment of retirement benefits to a plan participant commencing between the ages of 50 and 65, as well as for payment of certain disability pension benefits. After attaining age 50 or completing five years of vesting service a plan participant acquires a vested right to future benefits. The benefits payable under each of the plans are generally determined on the basis of an employee's length of service and/or earnings and are normally paid as an annuity unless a lump sum election is made.

        Each of the plans generally provides unreduced retirement benefits commencing on the participant's normal retirement date, which is the first day of the calendar month coincident with or next following a participant's 65th birthday, but a participant can receive reduced pension benefits as early as age 50. The Pension Plan provides benefits payable as either an annuity or a lump sum. Each of the named executive officers other than Mr. Yoon participates in the Pension Plan, is fully vested in his benefits under the Pension Plan and can commence his pension benefits immediately upon termination of employment.

        Upon retirement, a salaried participant in the Pension Plan, such as the named executive officers, is entitled to a benefit equal to the sum of (a) 0.9% of his average monthly rate of earnings multiplied by his years of credited service and (b) 0.55% of that portion of his average monthly rate of earnings that is in excess of his covered compensation, multiplied by the lesser of (1) 35 and (2) his years of credited service as a salaried employee. Average monthly compensation for this calculation is limited in accordance with the IRS compensation limit regulations under Code section 401(a)(17). Plan participants, including Mr. Burke, who transferred directly to the Company from another company in the Company's prior controlled group (prior to July 2011), receive a benefit reflecting all service in the controlled group determined using the plan formula, with an offset for the benefit payable from the pension plan of the former controlled group company. At December 31, 2015, the Pension Plan was amended to freeze benefit accruals for certain participants and limit ongoing benefit accruals for other participants, based on age and service at that date. For participants who at December 31, 2015 had attained age of 50 and had completed at least ten years of service or had a combined age and years of service of 70 or more, the monthly benefit amount payable under the Pension Plan will equal the sum of (a) the participant's frozen accrued pension benefit at December 31, 2015, plus (b) benefit accruals after that time reflecting only service and pay earned in 2016 and the benefit formula described above, but with final average monthly compensation limited to $150,000.

        If a plan participant dies after age 50 and before benefits commence under the Pension Plan, his spouse will generally be entitled to monthly pension benefits commencing on the first day of the month following the named executive officer's death equal to 50% of the named executive officer's assumed retirement pension, which is the monthly amount of pension benefits that he would have received had he retired immediately prior to his death while the joint and survivor annuity was in effect with a provision for continuance of 50% of his reduced amount of retirement benefit to his spouse. The spouse may instead elect to receive a lump distribution equal to an amount that would be actuarially equivalent to the monthly benefit otherwise payable. If the plan participant has no spouse, his beneficiary will be eligible to receive a lump sum distribution of the above. See "—Pension Benefits for 2015" above for information relating to the accumulated benefits of our named executive officers.

        SERP.    The SERP is a nonqualified, unfunded excess benefit plan that supplements the benefits payable under the Pension Plan. Upon a participant's retirement, the participant will be entitled to a benefit under the SERP equal to the difference between (a) and (b), where (a) is the sum of (A) 0.9% of his average monthly rate of earnings multiplied by his years of credited service and (B) 0.55% of that portion of his average monthly rate of earnings that is in excess of his covered compensation, multiplied by the lesser of (1) 35 and (2) his years of credited service as a salaried employee, and (b) is the benefit payable under the Pension Plan. Monthly average compensation for items (A) and (B) immediately above is not limited. Benefits payable under the SERP are generally paid to participants in a lump sum during the 60-day period following the participant's retirement date.

        Each of Mr. Uihlein and Mr. Connor is eligible to receive full retirement benefits under the Pension Plan and SERP. Each of Mr. Burke and Mr. Bellis is eligible to receive early retirement benefits under the Pension Plan and SERP. Mr. Yoon does not participate in the Pension Plan or SERP. If a participant retires early, he will be entitled to elect (1) a monthly retirement benefit as calculated above that commences on his normal retirement date or (2) a reduced benefit payable at his early retirement date. The early retirement benefit is equal to the 0.9% portion of his pension benefit reduced by the number of months by which his annuity starting date precedes his early retirement age (defined as age 64 for Mr. Burke and Mr. Bellis) multiplied by 0.003 and (b) 0.55% of the portion of his benefit reduced by 0.5% for each of the first 60 months that his annuity starting date precedes the early retirement age or (y) 0.3% for each month in excess of 60 that the annuity starting date precedes the early retirement age. Mr. Bellis retired from the Company effective February 29, 2016. Because Mr. Bellis retired prior to his regular retirement date, he is eligible to receive early retirement benefits as described above.

        Additionally, the Company has established and partially funded a rabbi trust to provide a source of funds for benefits payable from the SERP. For Mr. Uihlein, the Company makes annual contributions to a trust owned by Mr. Uihlein to fund a portion of Mr. Uihlein's SERP benefit. Upon Mr. Uihlein's termination of employment, a final contribution will be made to his trust in an amount which when added to the existing balance will equal the present value of the after-tax single sum equivalent of his supplemental retirement benefit to be paid within 60 days following his termination or death, or in the case of a termination for disability, within 60 days of his becoming disabled.

Nonqualified Deferred Compensation for 2015

        The following table provides a summary of the named executive officers' accounts that remain outstanding in the Company's nonqualified executive deferral plan ("EDP") for 2015. As of July 29, 2011, in connection with the sale of the Company by Beam all Company matching contributions and employee contributions to the plan were frozen and employee salary and incentive deferral accounts were distributed, All that remains in the plan is the portion of participants' accounts attributable to Company matching credits to the plan prior to July 29, 2011. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Deferred Compensation" above.

Name	Executive Contributions Last Fiscal Year	Company Contributions Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance Last Fiscal Year
Wally Uihlein	—	—	$(10,654)	—	$281,278
William Burke	—	—	$(2,141)	—	$90,160
Gerald Bellis	—	—	$5,122	—	$139,950
James Connor	—	—	$(11,458)	—	$138,865
Gene Yoon	—	—	—	—	—

        Each of the named executive officers other than Mr. Yoon participates in the EDP and is fully vested in his account balance. Mr. Yoon does not participate in the EDP. Upon a separation from the Company, these named executive officers are entitled to the value of their accounts in a lump sum no later than (1) December 31st of the year in which the separation occurs or (2) 90 days following the date of termination.

        Account balances are invested in a variety of mutual funds selected by the plan participants from a list of fund investment options similar to the investment options available under the Company's defined contribution plan. Participants earn annual market rate returns based on the fund's performance.

Potential Payments Upon Termination or Change in Control

        The table below quantifies the potential payments and benefits that would be provided to each named executive officer under each of the termination or change in control circumstances listed. The amounts shown are based on the assumption that the triggering event took place on December 31, 2015, which was the last business day of 2015.

        The amounts shown in the table below do not include:

  •
  payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment or other circumstance and do not discriminate in scope, terms or operation in favor of the named executive officers;

  •
  regular pension benefits under our Pension Plan or the SERP. See "—Pension Benefits for 2015" above; or

  •
  distributions of plan balances under our 401(k) Plan or the EDP. See "—Nonqualified Deferred Compensation for Fiscal 2015" above for information relating to the distributions of the EDP account balances of our named executive officers.

Potential Payments Upon Termination or Change in Control

	Retirement (1)	Involuntary Termination without Cause or Voluntary Termination with Good Reason	Termination For Cause	Death or Disability	Change in Control followed by Involuntary Termination without Cause or Voluntary Termination with Good Reason
Wally Uihlein
Annual incentive award(2)	$1,268,900	$1,268,900	—	$1,268,900	$1,268,900
LTIP awards(3)	$1,757,500	$1,757,500	—	$1,757,500	$1,757,500
Payout of EARs(4)	$15,283,000	$15,283,000	—	$15,283,000	$15,283,000
Cash severance payment(5)	—	$4,192,379	—	—	$6,270,878
Life insurance	—	—	—	$5,623,400	—
Health and welfare benefits(6)	—	$128,556	—	—	$192,834
Accrued and unpaid vacation	$114,830	$114,830	$114,830	$114,830	$114,830

Total	$18,424,230	$22,745,165	$114,830	$24,047,630	$24,887,942
William Burke
Annual incentive award(2)	$341,000	$341,000	—	$341,000	$341,000
LTIP awards(3)	$387,600	$387,600	—	$387,600	$387,600
Payout of EARs(4)	$7,335,840	$7,335,840	—	$7,335,840	$7,335,840
Cash severance payment(5)	—	$601,650	—	—	$802,200
Life insurance	—	—	—	$2,395,500	—
Health and welfare benefits	—	—	—	—	—
Accrued and unpaid vacation	$46,281	$46,281	$46,281	$46,281	$46,281

Total	$8,110,721	$8,712,371	$46,281	$10,506,221	$8,912,921
Gerald Bellis
Annual incentive award(2)	$457,100	$457,100	—	$457,100	$457,100
LTIP awards(3)	$516,800	$516,800	—	$516,800	$516,800
Payout of EARs(4)	$7,335,840	$7,335,840	—	$7,335,840	$7,335,840
Cash severance payment(5)	—	$806,550	—	—	$1,075,400
Life insurance	—	—	—	$3,210,500	—
Health and welfare benefits	—	—	—	—	—
Accrued and unpaid vacation	$62,042	$62,042	$62,042	$62,042	$62,042

Total	$8,371,782	$9,178,332	$62,042	$11,582,282	$9,447,182
James Connor
Annual incentive award(2)	$414,100	$414,100	—	$414,100	$414,100
LTIP awards(3)	$452,200	$452,200	—	$452,200	$452,200
Payout of EARs(4)	$7,335,840	$7,335,840	—	$7,335,840	$7,335,840
Cash severance payment(5)	—	$730,650	—	—	$974,200
Life insurance	—	—	—	$2,908,500	—
Health and welfare benefits	—	—	—	—	—
Accrued and unpaid vacation	$46,837	$46,837	$46,837	$46,837	$46,837

Total	$8,248,977	$8,979,627	$46,837	$11,157,477	$9,223,177
Gene Yoon
Annual incentive awards(2)	$1,393,500	$1,393,500	—	$1,393,500	$1,393,500
LTIP awards(3)	$1,757,500	$1,757,500	—	$1,757,500	$1,757,500
Payout of EARs(4)	$42,792,400	$42,792,400	—	$42,792,400	$42,792,400
Cash severance payment(5)	—	—	—	—	—
Life insurance	—	—	—	—	—
Health and welfare benefits	—	—	—	—	—
Accrued and unpaid vacation	—	—	—	—	—

Total	$45,943,400	$45,943,400	—	$45,943,400	$45,943,400

(1)
Each of the named executive officers is retirement eligible under the awards and/or plans applicable to him as of December 31, 2015 and therefore any voluntary termination by the named executive officer, other than a termination for good reason, has been treated as a retirement for purposes of this table.

(2)
Represents value of the annual cash incentive award earned for 2015 as included in the Summary Compensation Table. Other than in the case of a termination by the Company for cause, the named executive officer would receive the annual cash incentive award earned for 2015 even if his employment terminated prior to the actual cash payout date in 2016. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Annual Cash Incentives."

(3)
For each of Mr. Uihlein and Mr. Yoon, represents the value of the 2015 Special LTIP award. For Messrs. Burke, Bellis and Connor, represents the value of the 2014-2015 LTIP award plus, in the circumstances specified below, an estimated pro-rata portion of the 2015-2016 LTIP award. Other than in the case of a termination by the Company for cause, the named executive officer would receive the 2015 Special LTIP award or 2014-2015 LTIP award, as applicable, earned through December 31, 2015 even if his employment terminated prior to the actual cash payout date in 2016. Upon a termination other than for cause, Messrs. Burke, Bellis and Connor would be eligible to receive a pro-rated award under the 2015-2016 LTIP, to be paid in 2017 following the end of the performance period, based on the actual results for the performance period and the named executive officer's service during the performance period.

(4)
Upon a termination other than for cause on December 31, 2015, each named executive officer would be entitled to a payout of his EARs. See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program— Analysis of Long-Term Incentives (LTIP and EARs)—EARs—Payout of the EARs."

(5)
For Mr. Uihlein represents the amounts payable under his severance and change in control agreements as described below.

For Messrs. Burke, Bellis and Connor, the cash severance amount represents the amounts payable to the named executive officer under the Executive Severance Plan as described below. Consistent with the terms of the Executive Severance Plan, in determining the amount of severance benefits for each of the named executive officers, the amount of the annual cash incentive to be paid as part of the severance benefits was offset by the annual incentive award earned by the named executive officer for 2015 (as provided in table above and denoted by footnote (2) above) which resulted in the payment of $0 annual cash incentive as part of the severance benefits.

Mr. Yoon does not participate in the Executive Severance Plan or have any other severance or change in control agreement with the Company.

(6)
For Mr. Uihlein, represents the annual premium amounts for medical, dental, life and disability insurance in accordance with the provisions of his severance and change in control agreements as described below.

Severance and Change in Control Arrangements

Executive Severance Plan

        If a Severance Plan participant's employment is terminated (1) by the Company other than for cause or (2) by the participant because the participant's job location has been relocated more than 35 miles from the participant's former job location, the participant will receive (a) 18 months of base salary plus (b) one year of bonus (based on the target bonus for the year of termination) offset by any bonus amount actually paid under the terms of the Company's annual bonus plan for the year of termination, payable in installments.

        Under the Severance Plan, "cause" includes but is not limited to misconduct, negligence, dishonesty, criminal act, excessive absenteeism, and willful failure to perform job responsibilities and other conduct determined under the Company's code of conduct or other policies to be "cause".

        If a change in control occurs and, within 18 months of the change of control (1) the Company terminates the participant other than for cause, (2) the participant voluntary terminates employment because his job location has been relocated more than 35 miles from his former job location, or (3) the participant voluntarily terminates his employment due to (a) a material diminution in the duties, authority or responsibilities or (b) a material negative change in the participant's compensation, the participant will receive: (x) 24 months of base salary plus (y) one year of annual cash incentive (based on the greater of (a) target bonus for the year of termination or (b) the annual cash incentive that would have been paid using the Company's most recent financial performance outlook report that is available as of the employee's termination date), in each case offset by any annual cash incentive amount actually paid under the terms of the Company's annual cash incentive plan for the year of termination, payable in installments.

        Payments under the Severance Plan are subject to execution of a release of claims. For a period of twelve months after separation from employment, a participant may not, personally or on behalf of another party, whether directly or indirectly solicit for employment any person employed by the Company in a salaried position during the year before separation from employment.

Mr. Uihlein's Severance and Change in Control Agreements

        Under his severance agreement, if Mr. Uihlein is terminated by the Company other than for cause or if he resigns for good reason, he will be entitled to:

  •
  two times the sum of (1) his base salary; (2) his target annual incentive compensation under the annual cash incentive plan and (3) the amount that would have been required to be allocated to his account under the 401(k) Plan and Company contributions under the SERP, paid ratably over a 12 month period (unless payable within two years following a change in control, in which case the payments are made in a lump sum six months following the termination date);

  •
  continued health and welfare benefits for two years following his termination (with Mr. Uihlein paying the active employee rate);

  •
  an amount equal to the excess of (1) the sum of the aggregate monthly amounts of payments he would have been entitled to under the terms of each of the Company's pension plans if he remained a fully vested active participant and accumulated two additional years of service thereunder over (2) the sum of the aggregate monthly amounts of payments he would be entitled to under each of the Company's pension plans, payable at the time payments are made under the SERP; and

  •
  the (1) unpaid portion of his annual incentive compensation under the annual cash incentive plan for the calendar year immediately preceding the year in which the termination occurs and (2) annual cash incentive compensation under the annual cash incentive plan for the calendar year in which the termination occurs, payable at the time the annual incentive awards for that year are normally paid, in an amount equal to Mr. Uihlein's target percentage prorated for the portion of the year through the termination date.

        Under Mr. Uihlein's severance agreement, "cause" generally includes (1) an act or acts of dishonesty on Mr. Uihlein's part that results in Mr. Uihlein being indicted for a felony, or (2) Mr. Uihlein's willful and continued failure substantially to perform his duties and responsibilities as an officer of the Company (other than any such failure resulting from his incapacity due to physical or mental illness) after a demand for substantial performance is delivered to Mr. Uihlein by our board of directors which specifically identifies the manner in which our board of directors believes that Mr. Uihlein has not substantially performed his duties and Mr. Uihlein is given a reasonable time after such demand substantially to perform his duties.

        Under the severance agreement, Mr. Uihlein has "good reason" to resign if he voluntarily terminates his employment due to (1) a material change in his duties, without his express written consent, except in connection with the termination of his employment as a result of his death or by the Company for disability or cause or by Mr. Uihlein other than for good reason; (2) a reduction by the Company in Mr. Uihlein's then current base salary; (3) the failure of the Company to substantially maintain and to continue Mr. Uihlein's participation in the Company's benefit plans unless participation in such plans ceases for similarly situated senior executives; (4) the relocation of the offices at which Mr. Uihlein is employed to a location more than 35 miles from his location at the time the severance agreement was entered into or requiring Mr. Uihlein to relocate to any office other than the Company's principal executive offices, except for required travel on the Company's business;

(5) any reduction in the number of vacation days provided to Mr. Uihlein, unless such reduction is applicable to officers of the Company generally; (6) any failure of the Company to require any successor to assume and agree to perform his severance agreement; or (7) any purported termination of Mr. Uihlein's employment which is not effected pursuant to a notice of termination satisfying the requirements of his agreement. Mr. Uihlein must provide written notice to the Company of the existence of good reason no later than 90 days after its initial existence and the Company will have 30 days to cure such good reason condition.

        Severance benefits are subject to Mr. Uihlein's signing of a release of claims. Under the severance agreement, Mr. Uihlein is subject to 12-month confidentiality, non-compete and non-solicitation covenants under which Mr. Uihlein shall hold all confidential trade secrets in confidence, and shall not (1) engage in nor be competitively employed by or render any services for any business in the United States, Canada, Asia, Mexico or Europe which is directly competitive with any significant business in which the Company or any of its affiliates was engaged during the two-year period preceding Mr. Uihlein's termination, and (2) solicit business from nor cause others to solicit business that competes with the Company's or any affiliate's line of products from any entities which were customers of the Company during Mr. Uihlein's employment or which were targeted as potential customers during his employment.

        If a change in control occurs and Mr. Uihlein is subsequently terminated without cause (as defined above for the severance agreement) or resigns for good reason within three years of a change in control, he will be entitled to:

  •
  2.99 times the sum of (1) his base salary; (2) his target annual incentive compensation under the annual cash incentive plan and (3) the amount that would have been required to be allocated to his account under the 401(k) Plan, payable in a lump sum on the eighth day following the termination date;

  •
  continued health and welfare benefits for three years following his termination (with Mr. Uihlein paying the applicable COBRA rate);

  •
  an amount equal to the excess of (1) the sum of the aggregate monthly amounts of pension payments he would have been entitled to under the terms of the Company's pension plans if he remained a fully vested active participant and accumulated three additional years of age and service thereunder over (2) the sum of the aggregate monthly amounts of pension payments he would be entitled to under such pension plans upon his termination; and

  •
  the (1) unpaid portion of his incentive compensation under the annual cash incentive plan for the calendar year immediately preceding the year in which the termination occurs and (2) incentive compensation under the annual cash incentive plan for the calendar year in which the termination occurs, payable at the time the annual incentive awards for that year are normally paid based on the Company's actual performance.

        Any benefits paid under the change in control agreement will be offset by the benefits payable above under Mr. Uihlein's severance agreement. Benefits under the change in control agreement are subject to Mr. Uihlein signing a release of claims.

        In addition, Mr. Uihlein's change in control agreement provides that to the extent that any or all of the change in control payments and benefits provided to Mr. Uihlein under the change in control agreement constitute "parachute payments" within the meaning of Section 280G of the Code and would otherwise be subject to the excise tax imposed by Section 4999 of the Code, the Company will pay Mr. Uihlein an additional amount such that the net amount retained by Mr. Uihlein after the deduction of any excise, federal, state and local income tax will be equal to the payments he is entitled to under the change in control agreement. However, if the value of the payments Mr. Uihlein is entitled to do not exceed 330% of the base amount, no gross-up payment will be made and any payments and benefits would be reduced by the minimum amounts necessary to equal one dollar less than the amount which would result in such payments and benefits being subject to such excise tax, but only if the value of the reduction is equal to or less than 30% of Mr. Uihlein's base salary. For purposes of the quantification of possible payments due to Mr. Uihlein in each of the scenarios set forth in the table under the heading "Potential Payments Upon Termination or Change in Control" above, it is assumed that no excise taxes would be imposed. As such, the amounts in the table do not reflect a gross-up payment with respect to any excise tax imposed by Section 4999 of the Code.

        Under the change in control agreement, Mr. Uihlein has "good reason" to resign if he voluntarily terminates his employment due to (1) without Mr. Uihlein's express written consent, the assignment to Mr. Uihlein of any duties inconsistent with his positions, duties, responsibilities and status with the Company at the time of a change in control, or a change in his reporting responsibilities, titles or offices as in effect at the time of a change in control, or any removal of him from, or any failure to re-elect him to, any of such positions, except in connection with the termination of his employment as a result of his death or by the Company for disability or cause or by Mr. Uihlein other than for good reason; (2) a reduction by the Company in Mr. Uihlein's then current base salary; (3) the failure of the Company to substantially maintain and to continue Mr. Uihlein's participation in the Company's benefit plans as in effect at the time of a change in control and with all subsequent improvements (other than those plans or improvements that have expired in accordance with their original terms), or the taking of any action which would materially reduce Mr. Uihlein's benefits under any of such plans or deprive Mr. Uihlein of any material fringe benefit enjoyed by him at the time of a change in control; (4) the target bonus awarded to Mr. Uihlein under the incentive compensation plan of the Company subsequent to a change in control being less than such amount last awarded to him prior to a change in control; (5) the sum of Mr. Uihlein's base salary and amount paid to him as incentive compensation under the incentive compensation plan of the Company for the calendar year in which the change in control occurs or any subsequent year being less than the sum of his base salary and the amount awarded (whether or not fully paid) to him as incentive compensation under the incentive compensation plan of the Company for the calendar year prior to the change in control or any subsequent calendar year in which the sum of such amounts was greater; (6) the relocation of the offices at which Mr. Uihlein is employed to a location more than 35 miles from his location at the time of a change in control or the Company requiring Mr. Uihlein to be based anywhere other than at such offices, except for required travel on the Company's business to an extent substantially consistent with Uihlein's business travel obligations at the time of a change in control; (7) the failure of the Company to provide Mr. Uihlein with a number of paid vacation days at least equal to the number of paid vacation days to which he is entitled at the time of change in control; (8) any purported termination of Mr. Uihlein's employment which is not effected pursuant to a notice of termination satisfying the requirements of his agreement; or (9) Mr. Uihlein's good faith determination that due to a change in control he is not able effectively to discharge his duties.

LTIP

        Retirement, death or disability.    If a participant retires, dies or becomes disabled during a performance period, the participant will be eligible for a prorated award based on service while an active participant (measured in months with a partial month rounded up) during the performance period, with payment of the award made following the end of the performance period. For purposes of the LTIP, "retire" means to terminate employment on or after attaining age 55 and completing at least ten years of service with the Company and its affiliates, and "disabled" means disabled as defined in the Company's long term disability plan. If a participant's employment with the Company and all of its then-current affiliates is terminated for cause prior to the end of a performance period, no awards for that period will be paid under the LTIP.

        Change in control.    In the event of a change in control, all outstanding awards under the LTIP will be paid out as soon as practicable following such change in control (1) as if all performance periods have been completed and based on actual performance data to the extent available and the Company's forecast in the performance outlook report for the remainder of the applicable performance period, but (2) prorated (measured in months with a partial month rounded up) for the portion of any relevant performance period ending on the date of such change in control. Under the LTIP, the term "change in control" has the same meaning ascribed to such term in the Severance Plan.

EAR Plan

        Upon a termination other than for cause on December 31, 2015, each EAR will entitle the named executive officer to a payment from the Company with respect to such award in an amount equal to the positive excess (if any) of the value of the EAR on the date of the termination less the value of such EAR on the date of grant (which is $11.12 per EAR, as adjusted following the stock split). See "Compensation Discussion and Analysis—Components of the 2015 Executive Compensation Program—Analysis of Long-Term Incentives (LTIP and EARs)—EARs."

Director Compensation

        For 2015, we did not provide director compensation to our non-executive directors. All of our directors are reimbursed for their reasonable out-of-pocket expenses related to their services as a member of the board of directors of Acushnet Holdings Corp. or Acushnet Company.

        The board of directors of Acushnet Holdings Corp. has approved the following annual compensation for its directors immediately following this offering:

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  The chairperson of the board of directors will receive a $110,000 annual cash retainer paid quarterly in arrears and an annual grant of restricted stock units with a fair market value at the time of grant of $140,000. Such restricted stock units will vest on the earlier of the one year anniversary of the grant or the next annual shareholders' meeting.

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  Non-executive board members, other than the chairperson, will receive a $70,000 annual cash retainer paid quarterly in arrears and an annual grant of restricted stock units with a fair market value of at the time of grant of $100,000. Such restricted stock units will vest on the earlier of the one year anniversary of the grant or the next annual shareholders' meeting.

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  The audit committee chairperson will receive an additional $25,000 annual cash retainer; the compensation committee chairperson will receive an additional $20,000 annual cash retainer and the nominating and corporate governance committee chairperson will receive an additional $10,000 annual cash retainer; in each case paid quarterly in arrears.

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  Audit committee members, other than the audit committee chairperson, will receive an additional $12,500 annual cash retainer; compensation committee members, other than the compensation committee chairperson, will receive an additional $10,000 annual cash retainer and nominating and corporate governance committee members, other than the nominating and corporate governance committee chairperson, will receive an additional $5,000 annual cash retainer; in each case paid quarterly in arrears.

        Our board of directors will adopt the Acushnet Holdings Corp. Independent Directors Deferral Plan, which generally permits non-executive directors the opportunity to defer delivery of common stock (and associated income taxes) following the vesting of restricted stock units.

Equity Compensation Plans.

Summary of our EAR Plan

        Acushnet sponsors the EAR Plan, which was effective as of August 31, 2011 and amended October 17, 2014 and June 9, 2015. No further awards will be granted under the EAR Plan.

        Purpose.    The purpose of the EAR Plan is to provide a means through which certain executive officers and other key employees of Acushnet and its subsidiaries can participate in the future success and growth of Acushnet Company and its subsidiaries.

        Administration.    The EAR Plan is administered by the board of directors of Acushnet Company. The board of directors of Acushnet Company may make or refrain from making awards, establish rules and regulations for the administration of the EAR Plan, and establish the written forms to be used to evidence such awards. The board of directors of Acushnet Company has full authority to construe and interpret the terms and provisions of the EAR Plan and any awards hereunder, to adopt, alter, waive and repeal such administrative rules, guidelines and practices governing the EAR Plan and to perform all acts, including the delegation of its administrative responsibilities as it shall, from time to time, deem advisable, and to otherwise supervise the administration of the EAR Plan. All such rules, regulations and interpretations relating to the EAR Plan which are adopted by the board of directors of Acushnet Company shall be conclusive and binding on all parties. The board of directors of Acushnet Company may correct any defect, supply any omission or reconcile any inconsistency in the EAR Plan or in any award granted hereunder, in the manner and to the extent it shall deem necessary to carry the EAR Plan into effect.

        Awards Granted Under the EAR Plan.    Awards under the EAR Plan consist of common stock equivalents, which represent the appreciation in the value of a share of Acushnet Holdings Corp. common stock measured from the applicable grant date through the first to occur of a (1) qualifying termination, (2) sale of Acushnet or (3) the expiration date of the award, which is December 31, 2016 (each a "Payout Event"). Once a Payout Event occurs with respect to a participant's EARs, such EARs will be converted into the right to receive an amount in case equal to (1) the positive excess (if any) of the value of the EAR determined based on the applicable Payout Event less the value of the EAR on the date of grant, multiplied by (2) the number of EARs that are vested and subject to such Payout Event; provided upon a Payout Event resulting from a qualifying termination or expiration date occurring following an initial public offering, the Company may elect to pay up to fifty percent of the total payment in equity securities of the publicly traded entity. Such payment is to be paid in a lump sum no later than ninety days following the effective time of the applicable Payout Event, but in no event more than two and a half months following the end of the calendar year in which the applicable Payout Event occurred. Any non-vested EARs that are held by a participant upon the occurrence of the participant's Payout Event resulting from a qualifying termination will be immediately forfeited by the participant for no consideration. Upon the occurrence of a Payout Event resulting from the sale of Acushnet Company, 100% of the EARs awarded under the EAR Plan will be considered vested at the effective time of such sale of Acushnet.

        Payout Value.    The value of an EAR upon a Payout Event is determined as follows:

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  If the applicable payout event is a sale of the Company, the final value is the greater of (i) the amount determined by the Company's board of directors in good faith based on the transaction consideration and (ii) the amount obtained by dividing (x) 10.8 times Company EBITDA (based on the 12 months prior to the sale), with such multiple decreased by Company indebtedness and increased by Company cash (and cash equivalents) and the cumulative interest, dividends and fees paid on or in respect of Convertible Preferred Stock, Convertible Notes and 7.5% bonds due 2021 and any other interest, dividends, distributions or fees paid to the Company's stockholders over a specified period ending at the date of the sale by (y) the number of shares of Acushnet Holdings Corp. common stock, on a fully diluted basis, as of the date of the sale transaction.

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  If the applicable payout event is a qualifying termination, the final value is generally the amount obtained by dividing (i) the Enterprise Value for the fiscal year ending immediately prior to the qualifying termination by (ii) the number of shares of Acushnet Holdings Corp. common stock, on a fully diluted basis, as of the date of the qualifying termination; provided that following an

    IPO, the final value is the greater of (x) such amount and (y) a value based on the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of the common stock in the IPO.

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  If the applicable payout event is the expiration date, the final value is the greatest of:

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  the Enterprise Value based on EBITDA for 2015 divided by the number of shares of Acushnet Holdings Corp. common stock, on a fully diluted basis, as of December 31, 2015;

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  the Enterprise Value based on EBITDA for 2016 divided by the number of shares of Acushnet Holdings Corp. common stock, on a fully diluted basis, as of December 31, 2016; and

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  if an IPO has occurred prior to the expiration date, a value based on the average per share closing price of the publicly traded common stock for the first full three trading days following the pricing of the common stock in the IPO.

        "Enterprise Value" means a 10.8 multiple of Company EBITDA for the relevant fiscal year, with such multiple decreased by Company indebtedness and increased by Company cash (and cash equivalents) as of the last day of the relevant fiscal year and the cumulative interest, dividends and fees paid on or in respect of Convertible Preferred Stock, Convertible Notes and 7.5% bonds due 2021 and any other interest, dividends, distributions or fees paid to the Acushnet Holding Corp. stockholders over the period beginning on March 31, 2011 and ending on the last day of the relevant fiscal year.

        Effect of Certain Events on EAR Plan and Awards.    In the event of any change in the capital structure of the Company or Acushnet Company (such as by stock dividend, stock split, combination, or similar transaction), or any sale of assets, merger, consolidation, combination or other corporate reorganization or restructuring of the Company or Acushnet Company not resulting in the sale of the Company, Acushnet Company's board of directors must make such reasonable and appropriate adjustments in the number of EARS, the value of the award on the date of grant, and the manner in which the value of the EAR on the date of the Payout Event will be subsequently determined, so that the aggregate amount potentially payable with respect to each outstanding award under the EAR Plan as of the time of such transaction will not be changed as a result thereof. Any such adjustments determined by the Acushnet Company board of directors shall be binding and conclusive on each participant and such participant's successors, assigns, heirs and legal representatives for all purposes.

        Nontransferability of Awards.    Rights or interests in any award granted under the EAR Plan or in any award thereunder are not assignable or transferable by any participant other than to a designated beneficiary in the event of a participant's death, and no rights or interests of the participant may be pledged or made subject to any lien, claim, encumbrance, obligation or liability of a participant without the Company's prior consent.

        Tax Withholding.    Any payments to be made under the EAR Plan will be net of any taxes required by law or to be withheld with respect to such payment. If Acushnet is required to withhold any taxes in connection with any EARs awarded to a participant prior to the date on which the payments are otherwise to be made to a participant under the EAR Plan, the participant agrees that Acushnet will have the right to withhold such taxes from the participant's base salary or other available cash compensation, or to otherwise require the participant to provide Acushnet with a payment in the amount of such required withholding taxes.

        Amendment and Termination.    Acushnet Company's board of directors may amend the EAR Plan in any respect, subject to any requirement of stockholder approval required by applicable law, regulation, or agreement, or may terminate the EAR Plan. However, no amendment may adversely affect a participant's rights with respect to any EARs without the consent of the participant.

Summary of our 2015 Incentive Plan

        On January 22, 2016, the Company's board of directors adopted and stockholders approved, the Acushnet Holdings Corp. 2015 Incentive Plan, which we refer to as our 2015 Incentive Plan.

        Purpose.    The purpose of the 2015 Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

        Administration.    Our 2015 Incentive Plan is administered by the Company's board of directors and the Company's compensation committee (each, as applicable, the "Administrator"). The Administrator has the sole and plenary authority to establish the terms and conditions of any award, consistent with the provisions of our 2015 Incentive Plan. The Administrator is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2015 Incentive Plan and any instrument or agreement relating to, or any award granted under, our 2015 Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Administrator deems appropriate for the proper administration of our 2015 Incentive Plan; and to make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of our 2015 Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2015 Incentive Plan. Any such allocation or delegation may be revoked by the Administrator at any time. Unless otherwise expressly provided in our 2015 Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2015 Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2015 Incentive Plan are within the sole discretion of the Administrator, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

        Shares Subject to our 2015 Incentive Plan.    Our 2015 Incentive Plan provides that the total number of shares of common stock that may be issued under our 2015 Incentive Plan is 8,190,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 8,190,000; the maximum number of shares for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 1,485,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 1,485,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $1,000,000 in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $10,000,000. Except for substitute awards (as described below), in the event any award expires or is canceled, forfeited, terminated, lapses, or otherwise settles without the delivery of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under our 2015 Incentive Plan, unless the shares are surrendered after the termination of our 2015 Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Prior to this offering, the Administrator also had the discretion to require a participant in our 2015 Incentive Plan to become a party to the Company's Stockholders' Agreement as a condition to the grant, vesting and/or exercise of an award under this 2015 Incentive Plan. Awards may, in the sole discretion of the Administrator, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as "substitute awards"), and such substitute awards will not be counted against the total number of shares that may be issued under our 2015 Incentive Plan, except that substitute awards intended to qualify as "incentive stock options" will count against the limit on incentive stock options described above. No award may be granted under our 2015 Incentive Plan after the tenth anniversary of the effective date of the plan, but awards theretofore granted may extend beyond that date.

        Options.    The Administrator may grant non-qualified stock options and incentive stock options, under our 2015 Incentive Plan, with terms and conditions determined by the Administrator that are not inconsistent with our 2015 Incentive Plan; provided, that all stock options granted under our 2015 Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2015 Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by our insider trading policy (or "blackout period" imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Administrator; or (iii) by such other method as the Administrator may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the exercise price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a "net exercise" procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

        Stock Appreciation Rights.    The Administrator may grant stock appreciation rights, with terms and conditions determined by the Administrator that are not inconsistent with our 2015 Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Administrator) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Administrator at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

        Restricted Shares and Restricted Stock Units.    The Administrator may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Administrator, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our 2015 Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than, or in addition to, the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Administrator, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Administrator, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Administrator), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

        Other Stock-Based and Cash-Based Awards.    The Administrator may issue unrestricted common stock, rights to receive grants of awards at a future date, awards that are not stock appreciation rights or restricted stock units or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units) under our 2015 Incentive Plan, including performance-based awards, with terms and conditions determined by the Administrator that are not inconsistent with our 2015 Incentive Plan.

        Performance Compensation Awards.    Following this offering, the Administrator may also designate any award as a "performance compensation award" intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Administrator also has the authority to make an award of a cash incentive to any participant and designate such award as a performance compensation award under our 2015 Incentive Plan. The Administrator has the sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings, net income (before or after taxes) or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flows, free cash flows, or cash flows return on capital), which may but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other 'value creation' metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share;

(xxvi) cost of capital, debt leverage year-end cash position or book value; (xxvii) strategic objectives; (xxviii) free cash flow before debt service; (xxix) working capital efficiency or (xxx) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Administrator at the time a performance compensation award is granted, the Administrator will, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code) or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; and (10) a change in our fiscal year.

        Following the completion of a performance period, the Administrator will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant's performance compensation award for a performance period, the Administrator has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Administrator does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2015 Incentive Plan.

        Effect of Certain Events on 2015 Incentive Plan and Awards.    In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in our 2015 Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that, in either case, an adjustment is determined by the Administrator in its sole discretion to be necessary or appropriate, then the Administrator must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under our 2015 Incentive Plan with respect to the number of awards which may be granted thereunder;

(B) the number of our shares of common stock or other securities which may be issued in respect of awards or with respect to which awards may be granted under our 2015 Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities subject to outstanding awards or to which outstanding awards relate (with any increase requiring the approval of our board of directors), (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Administrator (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders in such event), including, without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof. For the avoidance of doubt, the Administrator may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

        Nontransferability of Awards.    An award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Administrator may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant's family members, any trust established solely for the benefit of a participant or such participant's family members, any partnership or limited liability company of which a participant or such participant and such participant's family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as "charitable contributions" for tax purposes.

        Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue, or terminate our 2015 Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our 2015 Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our 2015 Incentive Plan (except for adjustments in connection with certain corporate events) or (iii) it would materially modify the requirements for participation in our 2015 Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not, to that extent, be effective without such individual's consent.

        The Administrator may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, that without stockholder approval, except as otherwise permitted in our 2015 Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Administrator may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be)

or other award or cash payment that is greater than the intrinsic value (if any) of the cancelled option or stock appreciation right and (iii) the Administrator may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

        Dividends and Dividend Equivalents.    The Administrator, in its sole discretion, may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Administrator in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (i) options or stock appreciation rights or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable).

        Call Rights and Put Rights.    Prior to this offering, an award agreement could provide for call rights and/or put rights in amounts and terms as determined by the Administrator in its sole discretion.

        Clawback/Forfeiture.    An award agreement may provide that the Administrator may, in its sole discretion, cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Administrator in its sole discretion. The Administrator may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, such participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to the Company. Without limiting the foregoing, all awards will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Federal Income Tax Consequences Relating to Awards Granted Pursuant to the EAR Plan and 2015 Incentive Plan

        The following summary briefly describes current U.S. federal income tax consequences to a participant who is a citizen or resident of the United States under the EAR Plan and the 2015 Incentive Plan. This discussion is based on the Code, its legislative history, regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof. We have not obtained a tax ruling or other confirmation from the U.S. Internal Revenue Service (the "IRS") with regard to this information, and it is possible that the IRS may take a different position. The summary is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the EAR Plan and 2015 Incentive Plan are encouraged to consult with their own professional tax advisors concerning tax aspects of rights under the EAR Plan and 2015 Incentive Plan and should be aware that tax laws may change at any time.

  Stock Options

        A participant to whom an incentive stock option that qualifies under Section 422 of the Code is granted generally will not recognize income at the time of grant or exercise of such option (although special alternative minimum tax rules may apply to the participant upon option exercise). No federal income tax deduction will be allowable to the Company upon the grant or exercise of such incentive stock option.

        When the participant sells shares acquired through the exercise of an incentive stock option more than one year after the date of transfer of such shares and more than two years after the date of grant of such incentive stock option, the participant will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price, for which the Company is not entitled to a federal income tax deduction. If the participant does not hold such shares for this period, when the participant sells such shares, the participant will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and regulations thereunder, and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

        A participant to whom an option that is not an incentive stock option (a "non-qualified option") is granted will not recognize income at the time of grant of such option. When such participant exercises a non-qualified option, the participant will recognize ordinary compensation income equal to the excess, if any, of the fair market value as of the date of a non-qualified option exercise of the shares the participant receives, over the option exercise price. The tax basis of such shares will be equal to the exercise price paid plus the amount includable in the participant's gross income, and the participant's holding period for such shares will commence on the day after which the participant recognized taxable income in respect of such shares. Subject to applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of the exercise of non-qualified options in an amount equal to the ordinary compensation income recognized by the participant. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss for which the Company is not entitled to a deduction. Any such compensation includable in the gross income of a participant in respect of a non-qualified option will be subject to appropriate federal, state, local and foreign income and employment taxes.

  Stock Appreciation Rights and Equity Appreciation Rights

        No federal income tax liability will be realized by a holder upon the grant of a stock appreciation right or equity appreciation right. Upon the exercise of a stock appreciation right or payment in respect of an equity appreciation right, the holder will recognize ordinary income in an amount equal to the fair market value of the shares of stock or cash payment received in respect of the stock appreciation right or equity appreciation right. We will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections of the Code. Any gain or loss recognized upon a subsequent sale or exchange of the shares is treated as capital gain or loss, as applicable, for which we are not entitled to a deduction.

  Restricted Stock

        Unless an election is made by the participant under Section 83(b) of the Code, the grant of an award of restricted stock will have no immediate tax consequences to the participant, and the Company will not be allowed a tax deduction at the time the restricted stock are granted. Generally, upon the lapse of restrictions (as determined by the applicable restricted stock agreement between the participant and the Company), a participant will recognize ordinary income in an amount equal to the product of (1) the fair market value of a share of the Company on the date on which the restrictions lapse, less any amount paid with respect to the award of restricted stock, multiplied by (2) the number of restricted stock with respect to which restrictions lapse on such date. The participant's tax basis will be equal to the sum of the amount of ordinary income recognized upon the lapse of restrictions and any amount paid for such restricted stock. The participant's holding period for tax purposes will commence on the date on which the restrictions lapse.

        A participant may make an election under Section 83(b) of the Code within 30 days after the date of grant of an award of restricted stock to recognize ordinary income on the date of award based on the fair market value of ordinary shares of the Company on such date, less any amount the participant paid for the common stock, and the Company will be allowed a corresponding tax deduction at that time. A participant making such an election will have a tax basis in the restricted stock equal to the sum of the amount the participant recognizes as ordinary income and any amount paid for such restricted stock, and the participant's holding period for such restricted stock for tax purposes will commence on the date after such date. Any future appreciation in the common stock will be taxable to the participant at capital gains rates. However, if the restricted stock award is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the participant's Section 83(b) election.

        With respect to restricted stock upon which restrictions have lapsed, when the participant sells such shares, the participant will recognize capital gain or loss consistent with the treatment of the sale of shares received upon the exercise of non-qualified options, as described above.

  Restricted Stock Units

        A participant to whom a restricted stock unit is granted generally will not recognize income at the time of grant (although the participant may become subject to employment taxes when the right to receive shares becomes "vested" due to retirement eligibility or otherwise). Upon delivery of ordinary shares of the Company or cash in respect of a restricted stock unit, a participant will recognize ordinary income in an amount equal to the amount of cash or the product of (1) the fair market value of a share of the Company on the date on which the ordinary shares of the Company are delivered, multiplied by (2) the number of ordinary shares of the Company delivered. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which the Company is not entitled to a deduction.

  Performance Compensation Awards

        Performance compensation awards granted in the form of stock options, restricted stock or restricted stock units will be taxable in the same manner as described above with respect to any particular form of award. Generally, when a performance compensation award denominated in cash is granted, there are no income tax consequences to the participant. Upon payment of cash in respect of such award, the participant will recognize compensation equal to the amount of cash received.

        Taxable income a participant recognizes from the participant's performance compensation award is subject to federal income tax withholding, as well as any applicable state and local income tax withholding. FICA taxes, which consist of Social Security and Medicare taxes, must be withheld based on the amount of cash received.

  Other Stock-Based and Cash-Based Awards

        With respect to other stock-based awards paid in cash or ordinary shares, participants will generally recognize income equal to the fair market value of the ordinary shares or the amount of cash paid on the date on which delivery of shares or payment in cash is made to the participant.

  Code Section 409A

        Section 409A of the Code generally provides rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) upon the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the 2015 Incentive Plan may constitute "deferred compensation" within the meaning of and subject to Section 409A. While the Committee intends to administer and operate the 2015 Incentive Plan and establish terms with respect to awards subject to Section 409A in a manner that will avoid the imposition of additional taxation under Section 409A upon a participant, the Company cannot assure a participant that additional taxation under Section 409A will be avoided in all cases. In the event the Company is required to delay delivery of shares or any other payment under an award in order to avoid the imposition of an additional tax under Section 409A, the Company will deliver such shares (or make such payment) on the first day that would not result in the participant incurring any tax liability under Section 409A.

THE SHAREHOLDER TRANSACTION

        Immediately prior to the closing of the Shareholder Transaction and after giving effect to (i) the conversion of all of our outstanding Convertible Notes, (ii) the conversion of all of our outstanding Convertible Preferred Stock and (iii) the exercise by Fila Korea of all of our outstanding common stock warrants, which occurred in July 2016, Fila Korea will own approximately 33.1% of our outstanding common stock through its wholly-owned subsidiary Magnus, the Mirae Funds will own approximately 50.2% of our outstanding common stock, the Woori-Blackstone Fund will own approximately 12.0% of our outstanding common stock, and the Neoplux Fund will own approximately 4.1% of our outstanding common stock. The Financial Investors are the selling shareholders in this offering and are selling their shares on a pro rata basis.

        Magnus has agreed to purchase from the Financial Investors on a pro rata basis 14,818,720 shares of our common stock, which will be approximately 20.0% of our outstanding common stock, in a separate transaction. The price per share of our common stock to be paid by Magnus to the Financial Investors will be $17.85. We will not receive any proceeds with respect to the shares of our common stock that are sold in this transaction. Magnus's purchase of these shares from the Financial Investors is expected to close on the business day following the date of pricing of this offering.

        Upon the closing of this offering and after giving effect to the Shareholder Transaction:

  •
  Magnus will own approximately 53.1% of our outstanding common stock and the shares of our common stock owned by Magnus will be its only assets;

  •
  the Financial Investors will collectively own approximately 20.3% of our outstanding common stock (or approximately 16.4% of our outstanding common stock if the underwriters' option to purchase additional shares from the selling shareholders is exercised in full); and

  •
  the new investors purchasing shares of our common stock in this offering will own approximately 26.1% of our outstanding common stock (or approximately 30.0% of our outstanding common stock if the underwriters' option to purchase additional shares from the selling shareholders is exercised in full).

        As a result of the Shareholder Transaction, Magnus, which is wholly-owned by Fila Korea, will control a majority of the voting power of all outstanding shares of our common stock, and we will qualify as a "controlled company" within the meaning of the corporate governance standards of the NYSE.

  The Magnus Term Loan

        Magnus will finance its purchase of 14,818,720 shares of our common stock from the Financial Investors in the Shareholder Transaction by entering into the Magnus Term Loan with the Magnus Lenders to borrow Korean Won 309.1 billion (equivalent to approximately $271.1 million, using the exchange rate of $1.00 = Korean Won 1,140.20 as of October 28, 2016, which includes the purchase price for the shares of our common stock of approximately $264.5 million plus an additional $2.5 million that may be necessary for Magnus to make the first interest payment on the Magnus Term Loan and an additional $4.1 million to fund the payment fees and expenses in connection with the Magnus Term Loan and the Shareholder Transaction).

        Interest.    The Magnus Term Loan will bear interest at a rate of 3.5% per annum, payable quarterly in arrears in cash. If Magnus is unable to pay interest on the Magnus Term Loan on an interest payment date, the principal and accrued interest on the Magnus Term Loan becomes automatically due and payable. It is expected that a portion of the interest on the Magnus Term Loan will be funded by Magnus using proceeds from dividends, if any, received on our common stock. See "Dividend Policy."

        Maturity.    Unless repaid prior to maturity, the Magnus Term Loan will mature on October 28, 2017.

        Collateral.    The Magnus Term Loan will be secured by a pledge on all of our common stock owned by Magnus, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's credit facility, which will equal 48.1% of our outstanding common stock. If Magnus fails to pay the amount due on the Magnus Term Loan at maturity or upon acceleration, the Magnus Lenders can foreclose on the pledged shares of our common stock, which foreclosure may be undertaken in accordance with Korean law and may result, under circumstances, in the sale of 48.1% of our common stock, which equals all of the shares pledged by Magnus to the Magnus Lenders. See "Risks Related to the Shareholder Transaction and the Magnus Term Loan—Fila Korea and Magnus will have obligations under the Magnus Term Loan, and Fila Korea and/or Magnus may have obligations under any equity or debt used to refinance the Magnus Term Loan, that may be satisfied by a sale, foreclosure, liquidation or other transfer of our common stock, which could materially decrease the market value of our common stock and may result in a change of control of our company" and "Fila Korea has pledged the common stock of Magnus to the lenders under its credit facility which pledge is expected to continue in part after the closing of this offering. In addition, Fila Korea may pledge or borrow against additional shares of the common stock of Magnus." In the event of a foreclosure on the pledged shares of our common stock under the Magnus Term Loan, if, in the reasonable opinion of the Magnus Lenders, foreclosure of 35% of our outstanding common stock less one share of our common stock, or the Foreclosure Threshold Amount, will be sufficient to fully satisfy the principal and interest of the Magnus Loan, only the Foreclosure Threshold Amount will be permitted for such foreclosure. If the Foreclosure Threshold Amount is insufficient to fully satisfy the principal and interest of the Magnus Loan, there will be no limitation on the amount of our pledged shares of common stock that may be foreclosed. If the entire amount of our pledged common stock pledged is being foreclosed, a tag-along right may be exercised by Magnus such that Magnus will be permitted to sell, under certain circumstances, 5.0% of our common stock held by Magnus.

        Events of Default and Remedies.    If an event of default occurs (other than (i) failure to pay any amount payable under the Magnus Term Loan when due and (ii) upon a bankruptcy or other insolvency or liquidation event with respect to us, Magnus or Fila Korea), the Magnus Lenders will have a right to accelerate the maturity of the Magnus Term Loans. If Magnus fails to pay any amount payable under the Magnus Term Loan when due, including interest, or if we, Magnus or Fila Korea become subject to a bankruptcy or other insolvency or liquidation event, the principal and accrued interest on the Magnus Term Loan becomes automatically due and payable.

        Transferability of Common Stock.    The transfer of the Magnus shares or the shares of our common stock held by Magnus will be restricted to the extent any such shares are pledged.

        Governing Law.    The terms of the Magnus Term Loan will be governed by the laws of the Republic of Korea.

        The closing of the Shareholder Transaction is conditioned on the pricing of this offering and the closing of this offering of our common stock is conditioned on the closing of the Shareholder Transaction.

        See "Risk Factors—Risks Related to the Shareholder Transaction and the Magnus Term Loan," "Management—Board Leadership Structure and the Board's Role in Risk Oversight—Controlled Company," "The Shareholder Transaction" and "Principal and Selling Shareholders."

Organizational Structure

        The following diagram illustrates our corporate structure and ownership of our common stock after giving effect to:

  •
  the conversion of all of our outstanding Convertible Notes;

  •
  the conversion of all of our outstanding Convertible Preferred Stock;

  •
  the exercise by Fila Korea of all of our outstanding common stock warrants, which occurred in July 2016;

  •
  the Shareholder Transaction; and

  •
  this offering.

(1)
Fila Korea has granted a security interest in all of the common stock of Magnus to the lenders under its existing credit facility. After giving effect to the closing of this offering, the lenders under Fila Korea's existing credit facility are expected to release their security interests in approximately 85.6% of the common stock of Magnus and retain a security interest in approximately 14.4% of the common stock of Magnus. The shares of our common stock owned by Magnus are Magnus' only assets.

(2)
In connection with the Magnus Term Loan, Magnus will grant a security interest in all of our common stock owned by Magnus to the Magnus Lenders, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's existing credit facility, which will equal 48.1% of our outstanding common stock. The shares of our common stock owned by Magnus are Magnus' only assets.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of June 30, 2016:

  •
  prior to this offering and the Shareholder Transaction but after giving effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock, and the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, each of which will occur prior to the closing of this offering and (ii) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock, which occurred in July 2016; and

  •
  as adjusted to reflect the sale of the shares of common stock in this offering and the Shareholder Transaction,

by:

  •
  each person, or group of persons, known by us to own beneficially more than 5% of our outstanding shares of common stock or who is selling shares of common stock in this offering;

  •
  each of our named executive officers for 2015;

  •
  each of our directors and director nominees; and

  •
  all of our executive officers, directors and director nominees as a group.

        Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

        For further information regarding material transactions between us and the principal shareholders, see "Certain Relationships and Related Party Transactions."

        Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Acushnet Holdings Corp., 333 Bridge Street, Fairhaven, Massachusetts 02719.

Shares of common stock beneficially owned after the offering and the Shareholder Transaction
Shares of common stock beneficially owned prior to the offering and the Shareholder Transaction
			Assuming the underwriters' option to purchase additional shares is not exercised		Assuming the underwriters' option to purchase additional shares is exercised in full
Name of beneficial owner	Number	Percentage	Number	Percentage	Number	Percentage
Shareholders:
Fila Korea(1)	24,526,431	33.1%	39,345,151	53.1%	39,345,151	53.1%
Mirae Funds(2)	37,197,063	50.2%	11,359,521	15.3%	9,165,542	12.4%
Woori-Blackstone Korea Opportunity Private Equity Fund 1(3)	8,910,000	12.0%	2,721,003	3.7%	2,195,469	3.0%
Neoplux Co. Ltd.(4)	3,060,000	4.1%	934,486	1.3%	754,000	1.0%
Named Executive Officers, Directors and Director Nominees:
Walter (Wally) Uihlein(5)(6)	400,104	*	400,104	*	400,104	*
William Burke(5)(7)	—	—	—	—	—	—
Gerald Bellis(5)(8)	—	—	—	—	—	—
James Connor(5)(9)	—	—	—	—	—	—
Yoon Soo (Gene) Yoon(1)(5)	24,526,431	33.1%	39,345,151	53.1%	39,345,151	53.1%
Sung Woo Ahn(10)	—	—	—	—	—	—
Hugh Lee(11)	—	—	—	—	—	—
Jung-Hun Ryu(12)	—	—	—	—	—	—
Yong Kyu Shin(13)	—	—	—	—	—	—
Keun Chang Yoon(14)	—	—	—	—	—	—
Jennifer Estabrook(15)	—	—	—	—	—	—
Gregory Hewett	—	—	—	—	—	—
Christopher Metz	—	—	—	—	—	—
Sean Sullivan	—	—	—	—	—	—
Steven Tishman	—	—	—	—	—	—
David Valcourt	—	—	—	—	—	—
Norman Wesley	—	—	—	—	—	—
All executive officers(16), directors and director nominees as a group (24 persons)	24,926,535	33.6%	39,745,255	53.6%	39,745,255	53.6%

*
Less than one percent.

(1)
Represents shares of our common stock owned by Magnus, a wholly-owned subsidiary of Fila Korea. In connection with the Magnus Term Loan, Magnus will grant a security interest in all of our common stock owned by Magnus to the Magnus Lenders, except for 5% of our outstanding common stock owned by Magnus that is subject to a negative pledge under Fila Korea's existing credit facility, which will equal 48.1% of our outstanding common stock. The shares of our common stock owned by Magnus are Magnus' only assets. If Magnus defaults on the Magnus Term Loan, the Magnus Lenders may foreclose on the pledged shares of our common stock. See "Risk Factors—Risks Related to the Shareholder Transaction and the Magnus Term Loan—Fila Korea and Magnus will have obligations under the Magnus Term Loan, and Fila Korea and/or Magnus may have obligations under any equity or debt used to refinance the Magnus Term Loan, that may be satisfied by a sale, foreclosure, liquidation or other transfer of our common stock, which could materially decrease the market value of our common stock and may result in a change of control of our company."

In addition, it is possible that in the future Magnus may pledge shares of our common stock, whether to raise the proceeds necessary to pay amounts due on the Magnus Term Loan or otherwise or for other purposes.

Fila Korea has granted a security interest in all of the common stock of Magnus to the lenders under its credit facility. After giving effect to the closing of this offering, the lenders under Fila Korea's credit facility are expected to release their security interests in approximately 85.6% of the common stock of Magnus and retain a security interest in approximately 14.4% of the common stock of Magnus. The shares of our common stock owned by Magnus are Magnus' only assets. If Fila Korea defaults under its existing credit facility and the secured parties foreclose on the pledged shares of Magnus common stock, they may seek to sell the pledged shares of Magnus common stock, or seek to acquire and to sell a portion of our common stock owned by Magnus. See "Risk Factors—Risks Related to the Shareholder Transaction and the Magnus Term Loan—Fila Korea has pledged the common stock of Magnus to the lenders under its existing credit facility which pledge is expected to continue in part after the closing of this offering. In addition, Fila Korea may pledge or borrow against additional shares of the common stock of Magnus."

  In addition, it is possible that Fila Korea may in the future pledge additional shares of the common stock of Magnus, whether to raise the proceeds necessary to pay amounts due on the Magnus Term Loan or otherwise or for other purposes.

  Gene Yoon is the Chairman and Chief Executive Officer of Fila Korea Ltd. and may be deemed to be the beneficial owner and have voting and dispositive power with respect to the shares of our common stock held by Fila Korea. The address of Fila Korea and Mr. Yoon is 6 Myeongdal-Ro, Seocho-Gu Seoul, Korea.

(2)
Represents shares of our common stock owned by Odin 3, LLC and Odin 4, LLC. The Mirae Funds are each wholly owned by Mirae Asset Partners Private Equity Fund VII whose general partners are Mirae Asset Global Investments Co. Ltd. and Mirae Asset Securities Co. Ltd. Voting and investment decisions over the shares of our common stock held by the Mirae Funds are made by an investment committee of Mirae Asset Global Investments Co. Ltd., the members of whom are Sung Woo Ahn and Jung-Hun Ryu, both of whom are members of our board of directors, and six other members. Each of the members of the committee may be deemed to share voting and investment power with respect to the shares owned by the Mirae Funds. The address for the Mirae entities is 26F, East Tower, 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea.

As of October 14, 2016, the Mirae Funds have pledged, hypothecated or granted security interests in all of our outstanding Convertible Notes and all of our outstanding Convertible Preferred Stock beneficially owned by them, as well as all of the underlying shares of our common stock that are issuable thereunder, as collateral for a foreign currency hedge. The Mirae Funds have each entered into an agreement with the secured party for the release of these security interests prior to the closing of this offering.

(3)
Represents shares of our common stock owned by WB Atlas LLC, an investment vehicle of Woori-Blackstone Korea Opportunity Private Equity Fund 1. Voting and investment decisions over the shares of our common stock held by WB Atlas LLC are made by the investment committees of Woori-Blackstone Korea Opportunity Private Equity Fund 1, which is jointly managed by Woori Private Equity Co., Ltd. and Blackstone Korea Advisors Limited as general partners. The address for WB Atlas LLC is 6th Fl., Seoul Finance Center, 136, Sejong-daero, Jung-gu, Seoul, 100-76, Korea.

As of October 14, 2016, WB Atlas LLC has pledged, hypothecated or granted security interests in all of our outstanding Convertible Notes and all of our outstanding Convertible Preferred Stock beneficially owned by them, as well as all of the underlying shares of our common stock that are issuable thereunder, as collateral for a foreign currency hedge. WB Atlas LLC has entered into an agreement with the secured party for the release of these security interests prior to the closing of this offering.

(4)
Represents shares of our common stock owned by Neoplux No. 1 Private Equity, an affiliate of Neoplux Co. Ltd. Voting and investment decisions over the shares of our common stock held by Neoplux No. 1 Private Equity are made by the Investment Committee of Neoplux No. 1 Private Equity. The Investment Committee of Neoplux No. 1 Private Equity consists of four members: Mr. Lee, Sangha, Mr. Kim, Donghwan, Mr. Min, Kyungmin and Ms. Park, Jiyoung. These individuals may be deemed to beneficially own the shares of our common stock that are owned by Neoplux No. 1 Private Equity. Such persons disclaim beneficial ownership of such shares of our common stock. The address for Neoplux No. 1 Private Equity is 18F, Glass Tower Bldg., 534 Teheran-ro, Gangnam-gu, Seoul, Korea.

As of October 14, 2016, Neoplux No. 1 Private Equity has pledged, hypothecated or granted security interests in all of our outstanding Convertible Notes and all of our outstanding Convertible Preferred Stock beneficially owned by them, as well as all of the underlying shares of our common stock that are issuable thereunder, as collateral for a foreign currency hedge. Neoplux No. 1 Private Equity has entered into an agreement with the secured party for the release of these security interests prior to the closing of this offering.

(5)
Does not reflect any shares that may be issued upon settlement of outstanding EARs.

(6)
Does not reflect any shares that may be issued upon settlement of outstanding RSUs or PSUs. In June 2016, Mr. Uihlein was granted 232,092 RSUs, which will vest in equal installments on December 31, 2016, 2017 and 2018, and 232,092 PSUs, which will vest on December 31, 2018 based upon the achievement of certain performance metrics.

(7)
Does not reflect any shares that may be issued upon settlement of outstanding RSUs or PSUs. In June 2016, Mr. Burke was granted 78,678 RSUs, which will vest in equal installments on December 31, 2016, 2017 and 2018, and 78,678 PSUs, which will vest on December 31, 2018 based upon the achievement of certain performance metrics.

(8)
Mr. Bellis retired effective February 29, 2016.

(9)
Does not reflect any shares that may be issued upon settlement of outstanding RSUs or PSUs. In June 2016, Mr. Connor was granted 62,937 RSUs, which will vest in equal installments on December 31, 2016, 2017 and 2018, and 62,937 PSUs, which will vest on December 31, 2018 based upon the achievement of certain performance metrics. Mr. Connor is expected to retire effective as of December 31, 2016.

(10)
Sung Woo Ahn is an Executive Director at Mirae Asset Global Investments' PEF Business Unit. Mr. Ahn disclaims beneficial ownership of any shares of our common stock owned by Mirae Asset Global Investments. The address for Mr. Ahn is 26F, East Tower, 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea. Mr. Ahn will resign from the board of directors contingent upon, and effective immediately following, the pricing of this offering.

(11)
Hugh Lee, who is the son-in-law of the chairman of our board of directors, is President of Acushnet Korea Co., Ltd. The address for Mr. Lee is 8F, 509, Teheran-ro, Gangnam-gu, Seoul, Korea. Mr. Lee will resign from the board of directors contingent upon, and effective immediately following, the pricing of this offering.

(12)
Jung-Hun Ryu is a President at Mirae Asset Global Investments' PEF Business Unit. Mr. Ryu disclaims beneficial ownership of any shares of our common stock owned by Mirae Asset Global Investments. The address for Mr. Ryu is 26F, East Tower, 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea. Mr. Ryu will resign from the board of directors contingent upon, and effective immediately following, the pricing of this offering.

(13)
Yong-Kyu Shin is a director at Blackstone Korea Advisors, one of the general partners for Woori-Blackstone Korea Opportunity Private Equity Fund 1. Mr. Shin disclaims beneficial ownership of any shares of our common stock owned by Woori-Blackstone Korea Opportunity Private Equity Fund 1. The address for Mr. Shin is C-5302, 57, Eonju-ro 30-gil, Gangnam-gu Seoul, Korea. Mr. Shin will resign from the board of directors contingent upon, and effective immediately following, the pricing of this offering.

(14)
Keun Chang Yoon, who is the son of the chairman of our board of directors, is a Vice President at Fila Korea, Chief Financial Officer of Fila USA, Inc. and Chief Operating Officer of Fila Sport Hong Kong. Mr. Yoon disclaims beneficial ownership of any shares of our common stock owned by Fila Korea. The address for Mr. Yoon is 6 Myeongdal-Ro, Seocho-Gu Seoul, Korea. Mr. Yoon will resign from the board of directors contingent upon, and effective immediately following, the pricing of this offering.

(15)
Ms. Estabrook disclaims beneficial ownership of any shares of our common stock owned by Fila Korea. The address of Ms. Estabrook is c/o Fila North America, 1411 Broadway, New York, New York 10018.

(16)
Includes current executive officers as of August 1, 2016 as well as our named executive officers who are no longer executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Convertible Preferred Stock

        In 2013, we paid dividends in the amount of (i) $10.5 million on Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2014, we paid dividends in the amount of (i) $10.4 million on Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In 2015, we paid dividends in the amount of (i) $10.4 million on Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        On July 29, 2016, we paid dividends in the amount of (i) $10.5 million on Convertible Preferred Stock held by the Mirae Funds and (ii) $2.5 million on Convertible Preferred Stock held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        Prior to the closing of this offering, (i) the Mirae Funds will receive 12,492,243 shares of our common stock and approximately $2.6 million of accrued and unpaid dividends upon conversion of 1,388,027 shares of outstanding Convertible Preferred Stock held by such entities and (ii) an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1 will receive 2,970,000 shares of our common stock and approximately $0.6 million of accrued and unpaid dividends upon conversion of 330,000 shares of outstanding Convertible Preferred Stock held by such entity.

        Each of the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock.

Convertible Notes

        During 2013, we paid interest in the amount of (i) $20.6 million on Convertible Notes held by the Mirae Funds and (ii) $5.0 million on Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        During 2014, we paid interest in the amount of (i) $20.6 million on Convertible Notes held by the Mirae Funds and (ii) $5.0 million on Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        During 2015, we paid interest in the amount of (i) $20.5 million on Convertible Notes held by the Mirae Funds and (ii) $4.9 million on Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        On July 29, 2016, we paid interest in the amount of (i) $20.7 million on Convertible Notes held by the Mirae Funds and (ii) $5.0 million on Convertible Notes held by an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        Prior to the closing of this offering, (i) the Mirae Funds will receive 24,704,820 shares of our common stock and approximately $5.2 million of accrued and unpaid interest upon conversion of $274.5 million of outstanding Convertible Notes held by such entities and (ii) an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1 will receive 5,940,000 shares of our common stock and approximately $1.2 million of accrued and unpaid interest upon conversion of $66.0 million of outstanding Convertible Notes held by such entity.

        Each of the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock.

7.5% Bonds due 2021 with Common Stock Warrants

        In July 2013, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,288 shares of common stock. On August 7, 2013, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In July 2014, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,288 shares of common stock. On July 29, 2014, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In July 2015, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,288 shares of common stock. On July 28, 2015, Fila Korea converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem a pro rata share of our outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        In July 2016, Fila Korea exercised its call option on warrants held by certain existing securityholders to purchase 3,105,279 shares of common stock. Such warrants convert into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. We used the proceeds received from this warrant exercise to redeem the remaining portion of our outstanding 7.5% bonds due 2021, resulting in payments of (i) $26.1 million to the Mirae Funds and (ii) $6.2 million to an entity affiliated with Woori-Blackstone Korea Opportunity Private Equity Fund 1.

        Each of Fila Korea, the Mirae Funds and Woori-Blackstone Korea Opportunity Private Equity Fund 1 were related persons at the time of the transactions described above due to their beneficial ownership of more than 5% of our outstanding shares of our common stock.

Other

        Subsidiaries of Fila Korea granted a second lien pledge over shares in certain of Fila Korea's subsidiaries and entered into second lien account pledge agreements, in each case, in favor of Korea Development Bank, as security agent, to secure obligations of Acushnet Company under our former senior revolving credit agreement with Korea Development Bank and our secured floating rate notes. These security interests were released in connection with the initial funding under the new credit agreement.

        We entered into an endorsement arrangement with Peter Uihlein, the son of our President and Chief Executive Officer, in 2012. Peter Uihlein is a professional golfer and an exempt member of the European PGA Tour. Peter Uihlein received aggregate payments of $275,115, $361,600 and $314,000 pursuant to this endorsement arrangement in 2013, 2014 and 2015, respectively, and is expected to receive base retainer payments of $300,000 in 2016.

        Hugh Lee, who is the son-in-law of the chairman of our board of directors and currently a member of our board of directors who will resign from our board of directors contingent upon, and effective immediately following, the pricing of this offering, became the financial controller of our wholly-owned subsidiary, Acushnet Korea Co., Ltd., on September 30, 2015, and was appointed President of Acushnet Korea Co., Ltd. on April 1, 2016. For his services to Acushnet Korea Co., Ltd. in 2015, Mr. Lee received $76,748 in salary and allowances and an annual cash incentive payment of $86,652 which was paid in February 2016. Mr. Lee is expected to receive a salary of $328,390 in 2016 and is eligible for an additional annual cash incentive payment.

Registration Rights Agreement

        In connection with this offering, we intend to enter into a registration rights agreement that will provide Magnus and the Financial Investors "demand" registrations and customary "piggyback" registration rights and that will require us to file a shelf registration statement on Form S-3 covering all shares subject to such registration rights agreement once we are eligible to do so. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act or to contribute to payments the registration rights holders may be required to make in respect of those liabilities.

Indemnification

        See "Description of Capital Stock" for a description of indemnification of our directors and executive officers.

Our Policy Regarding Related Party Transactions

        Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to the executive vice president, chief legal and administrative officer and secretary any "related person transaction" (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The executive vice president, chief legal and administrative officer and secretary will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

 DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

  Overview

        On April 27, 2016, Acushnet Holdings Corp., Acushnet Company, or the U.S. Borrower, Acushnet Canada Inc., or the Canadian Borrower, and Acushnet Europe Limited, or the UK Borrower, entered into the new credit agreement with Wells Fargo Bank, National Association, as the administrative agent, L/C issuer and swing line lender and each lender from time to time party thereto, which provides for (i) a new $275.0 million multi-currency revolving credit facility, including a $20.0 million letter of credit sub-facility, a swing line sublimit of $25.0 million, a C$25.0 million sub-facility for borrowings by the Canadian Borrower, a £20.0 million sub-facility for borrowings by the UK Borrower and an alternative currency sublimit of $100.0 million for borrowings in Canadian dollars, euros, pounds sterling and Japanese yen, (ii) a new $375.0 million term loan A facility and (iii) a new $100.0 million delayed draw term loan A facility, each of which matures on July 28, 2021.

        The new credit agreement was signed and became effective on April 27, 2016 and the initial funding under the new credit agreement occurred on July 28, 2016. On July 28, 2016, we used the proceeds of the new $375.0 million term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million to (i) repay all amounts outstanding under, and terminate, our secured floating rate notes and certain of our former working credit facilities, (ii) terminate our former senior revolving credit facility and (iii) pay fees and expenses related to the foregoing. The new credit agreement contains conditions precedent to the U.S. Borrower's ability to receive the proceeds of the new delayed draw term loan A facility, including that there shall not have occurred a material adverse effect with respect to the U.S. Borrower. Until July 28, 2017, the commitments under the new delayed draw term loan A facility will be available to make payments in connection with the final payout of the outstanding EARs under the EAR Plan.

        In addition, the new credit agreement allows for the incurrence of additional term loans or increases to our new revolving credit facility in an aggregate principal amount not to exceed (i) $200.0 million, plus (ii) an unlimited amount so long as the Net Average Secured Leverage ratio (defined as the ratio of average Consolidated Secured Funded Debt (as defined in the new credit agreement) to Adjusted EBITDA for the applicable test period in the new credit agreement) does not exceed 2.00:1.00 on a pro forma basis and, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

  Interest Rate and Fees

        Borrowings (other than swing line loans) under the new credit agreement bear interest at a rate per annum equal to an applicable margin (which is determined based on the Net Average Secured Leverage Ratio) plus, at our option, either (1) solely for borrowings in U.S. dollars, a base rate determined by reference to the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Wells Fargo Bank, National Association and (c) the Eurodollar rate determined by reference to the cost of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (2) a Eurodollar rate determined by reference to the costs of funds for deposits in the currency of the applicable borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. Swing line loans bear interest at the base rate plus the applicable margin. The applicable margin for Eurodollar borrowings under the new credit agreement is initially 1.75% and ranges from 1.25% to 2.00%, and is initially 0.75% and ranges from 0.25% to 1.00% for base-rate borrowings, and in each case varies based upon a leverage-based pricing grid.

        Interest on borrowings under the new credit agreement is payable (1) on the last day of any interest period with respect to Eurodollar borrowings with an applicable interest period of three months or less, (2) every three months with respect to Eurodollar borrowings with an interest period of greater than three months or (3) on the last business day of each March, June, September and December with respect to base rate borrowings and swing line borrowings. In addition, beginning on July 28, 2016, we are required to pay a commitment fee on any unutilized commitments under the new revolving credit facility and the new delayed draw term loan A facility. The initial commitment fee rate is 0.30% per annum and ranges from 0.20% to 0.35% based upon a leverage-based pricing grid. We are also required to pay customary letter of credit fees.

  Prepayments

        The new credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

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  100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the U.S. Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), (1) if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments, within 12 months of the receipt of such net cash proceeds or (2) if we commit to reinvest such net cash proceeds within 12 months of the receipt thereof, but do not reinvest such net cash proceeds within 18 months of the receipt thereof; and

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  100% of the net proceeds of any issuance or incurrence of debt by the U.S. Borrower or any of its restricted subsidiaries, other than debt permitted under the new credit agreement.

        The foregoing mandatory prepayments are used to reduce the installments of principal in such order: first, to prepay outstanding loans under the new term loan A facility, the new delayed draw term loan A facility and any incremental term loans on a pro rata basis in direct order of maturity and second, to prepay outstanding loans under the new revolving credit facility.

        We may voluntarily repay outstanding loans under the new credit agreement at any time without premium or penalty, other than customary "breakage" costs with respect to Eurodollar loans. Any optional prepayment of term loans will be applied as directed by the U.S. Borrower.

  Amortization

        We will be required to make principal payments on the loans under the term loan facilities in quarterly installments in aggregate annual amounts equal to (i) 5.00% of the original principal amount for the first and second year after July 28, 2016, (ii) 7.50% of the original principal amount for the third and fourth year after July 28, 2016 and (iii) 10.0% of the original principal amount for the fifth year after July 28, 2016. The remaining outstanding amount is payable on July 28, 2021, the maturity date for the term loan facilities. Principal amounts outstanding under the new revolving credit facility will be due and payable in full on July 28, 2021, the maturity date for the new revolving credit facility.

  Guarantee and Security

        All obligations under the new credit agreement are unconditionally guaranteed by Acushnet Holdings Corp., the direct parent of the U.S. Borrower, the U.S. Borrower and, subject to certain exceptions, each of our material current and future domestic wholly-owned restricted subsidiaries, or the U.S. guarantors. All obligations under the new credit agreement, and the guarantees of those obligations, are secured by substantially all of the following assets of the U.S. Borrower and each U.S. guarantor, subject to certain exceptions, including:

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  a pledge of 100% of the capital stock of the U.S. Borrower and 100% of the equity interests directly held by the U.S. Borrower and each U.S. guarantor in any wholly-owned subsidiary of the U.S. Borrower or any U.S. guarantor (which pledge, in the case of any subsidiary (i) that is a "controlled foreign corporation" for United States federal income tax purposes, or (ii) substantially all of the assets of which consist of equity interests in one or more "controlled foreign corporations" (including Acushnet International Inc.), will not include more than 65% of the voting stock of such subsidiary), subject to certain exceptions; and

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  a security interest in, and mortgages on, substantially all tangible and intangible assets of the U.S. Borrower and each U.S. guarantor, subject to certain exceptions.

        In addition, all obligations under the new credit agreement of the UK Borrower and the Canadian Borrower are unconditionally guaranteed by Acushnet International Inc., the direct parent of the UK Borrower and the Canadian Borrower, and are secured by a pledge of the equity interests of the UK Borrower and the Canadian Borrower and a lien on substantially all assets of the UK Borrower and the Canadian Borrower.

Certain Covenants and Events of Default

        The new credit agreement contains a number of covenants that at any time after July 28, 2016, among other things, restrict the ability of the U.S. Borrower and its restricted subsidiaries to (subject to certain exceptions):

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  incur, assume, or permit to exist additional indebtedness or guarantees;

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  incur liens;

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  make investments and loans;

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  pay dividends, make payments, or redeem or repurchase capital stock or make prepayments, repurchases or redemptions of certain indebtedness;

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  engage in mergers, liquidations, dissolutions, asset sales, and other dispositions (including sale leaseback transactions);

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  amend or otherwise alter terms of certain indebtedness or certain other agreements;

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  enter into agreements limiting subsidiary distributions or containing negative pledge clauses;

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  engage in certain transactions with affiliates;

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  alter the nature of the business that we conduct; or

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  change our fiscal year or accounting practices.

        Certain exceptions to these covenants are determined based on ratios that are calculated in part based on the calculation of Adjusted EBITDA.

        The new credit agreement covenants also restrict the ability of Acushnet Holdings Corp. to engage in certain mergers or consolidations or engage in any activities other than permitted activities. The new credit agreement also contains certain customary affirmative covenants and events of default (including change of control). If an event of default occurs and is continuing, the administrative agent, on behalf of the lenders, may accelerate the amounts and terminate all commitments outstanding under the new credit agreement and may exercise remedies in respect of the collateral. In addition, the new credit agreement includes maintenance covenants that on and after July 28, 2016 require compliance by Acushnet Company with certain ratios. These maintenance covenants include the requirement to maintain (i) a Consolidated Interest Coverage Ratio (defined as the ratio of Adjusted EBITDA to Consolidated Interest Expense (as defined in the new credit agreement) for the applicable period) of 4.00:1.00 or greater as of the end of each fiscal quarter and (ii) a Net Average Total Leverage Ratio (defined as the ratio of average Consolidated Funded Debt (as defined in the new credit agreement) to Adjusted EBITDA for the applicable period) of 3.50:1.00 or less as of the end of the fiscal quarters ended March 31, 2017 and June 30, 2017 and 3.25:1.00 or less as of the end of each other fiscal quarter.

        The covenants in the new credit agreement are subject to certain exceptions and baskets which permit the U.S. Borrower, among other things, to make payments in connection with the final payout of the outstanding EARs under the EAR Plan in an amount of up to $200.0 million and to make certain investments in an amount of up to $50.0 million. The U.S. Borrower is also permitted to pay dividends and make similar payments to Acushnet Holdings Corp. in an amount not to exceed $125.0 million plus any unused amounts available under the baskets for EAR Plan payments and investments described in the foregoing sentence so as long as the aggregate amount of such dividends and other payments does not exceed $50.0 million in any fiscal year (with any unused amounts in any fiscal year being carried over to succeeding fiscal years, subject to a maximum of $100.0 million for any fiscal year). The availability of certain baskets and the ability to enter into certain transactions (including the ability of the U.S. Borrower to pay dividends to Acushnet Holdings Corp.) may also be subject to the absence of default and/or compliance with financial leverage ratios.

DESCRIPTION OF CAPITAL STOCK

        The following descriptions summarize the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be in effect prior to the closing of this offering. As it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

        Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2016, there were 74,093,598 shares of common stock outstanding held of record by six shareholders (after giving effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock and the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, each of which will occur prior to the closing of this offering and (ii) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock which occurred in July 2016, and without giving effect to (i) any shares of our common stock that are issuable following vesting in settlement of outstanding RSUs and PSUs, which were issued under our 2015 Incentive Plan, and (ii) any shares of our common stock that are issuable in respect of the settlement of up to 50% of the outstanding EARs, which were issued under the EAR Plan).

        No shares of preferred stock will be issued or outstanding immediately after this offering.

        We, our executive officers, directors, director nominees and all our existing shareholders, including the selling shareholders, will enter into lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

Common Stock

        Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

        Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the closing of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

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  the designation of the series;

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  the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

        We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

        The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to shareholders and any other factors our board of directors may consider relevant.

        See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness" and "Description of Indebtedness."

Annual Shareholder Meetings

        Our amended and restated bylaws provide that annual shareholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain and the DGCL contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

Authorized but Unissued Capital Stock

        Delaware law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock and certain other circumstances. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

        Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. See "Management." The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

Removal of Directors; Vacancies

        Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Delaware Law

        We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

No Cumulative Voting

        Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, shareholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

        Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, at any time when Magnus and its affiliates beneficially own, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our board of directors or the chairman of our board of directors at the request of Magnus and its affiliates. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Shareholder Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a shareholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of the Company.

No Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation will preclude stockholder action by written consent.

Supermajority Provisions

        Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as Magnus and its affiliates beneficially own, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

        The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

        Our amended and restated certificate of incorporation will provide that at any time when Magnus and its affiliates beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:

  •
  the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

  •
  the provisions providing for a classified board of directors (the election and term of our directors);

  •
  the provisions regarding resignation and removal of directors;

  •
  the provisions regarding stockholder action by written consent;

  •
  the provisions regarding calling special meetings of stockholders;

  •
  the provisions regarding filling vacancies on our board of directors and newly created directorships;

  •
  the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

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  the provision regarding exclusive forum; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

        The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

        These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters' Rights of Appraisal and Payment

        Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders' Derivative Actions

        Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder's stock thereafter devolved by operation of law.

Exclusive Forum

        Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any:

  •
  derivative action or proceeding brought on behalf of the Company;

  •
  action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company's shareholders, creditors or other constituents;

  •
  action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws; or

  •
  action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

        Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our shareholders, through shareholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

        Our common stock has been approved for listing on the NYSE under the symbol "GOLF."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Prior to this offering, there has not been a public market for shares of our common stock. We cannot predict what effect, if any, future sales of shares of common stock, or the availability for future sales of shares of common stock will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing shareholders in the public market following this offering could cause the market price for our common stock to decline."

        Upon the closing of this offering, we will have 74,093,598 shares of common stock outstanding, after giving effect to (i) the automatic conversion of all of our outstanding Convertible Notes into an aggregate of 32,624,820 shares of our common stock and the automatic conversion of all of our outstanding Convertible Preferred Stock into an aggregate of 16,542,243 shares of our common stock, each of which will occur prior to the closing of this offering and (ii) the exercise by Fila Korea of all of our outstanding common stock warrants into an aggregate of 3,105,279 shares of our common stock which occurred in July 2016. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates" (as defined under Rule 144). The 54,760,265 shares of common stock held by certain existing investors and certain of our directors and executive officers after this offering will be "restricted" securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act. The restricted securities held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

        An aggregate of 8,190,000 shares of our common stock have been reserved for issuance under our 2015 Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events). In addition, shares of our common stock are issuable in respect of the settlement of up to 50% of the outstanding EARs, which were issued under the EAR Plan.

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2015 Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below. We expect that the initial registration statement on Form S-8 will cover 8,190,000 shares of our common stock issuable pursuant to our 2015 Incentive Plan. We may also file an additional or amended registration statement on Form S-8 prior to the settlement of our EARs which will cover shares of our common stock issuable pursuant to our EARs.

Rule 144

        In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of Rule 144 at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 740,936 shares immediately after this offering; or

  •
  the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

        We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Lock-Up Agreements

        After this offering, there will be 54,760,265 shares of common stock (or 51,860,266 shares if the underwriters exercise their option to purchase additional shares in full) held by executive officers, directors, director nominees and all of our existing shareholders, including the selling shareholders, who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements. See "Underwriting" for a description of these lock-up agreements.

        Following the lockup periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 701

        In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase or receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

        Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

The Shareholder Transaction

        For information regarding the arrangements relating to ownership of our common stock by Fila Korea, see "The Shareholder Transaction."

        In connection with the closing of the Shareholder Transaction, Fila Korea, Magnus and the Financial Investors entered into an agreement pursuant to which Fila Korea and Magnus agreed not to transfer their shares of our common stock until the Financial Investors have sold or otherwise transferred a minimum percentage of our common stock that they will continue to own after the closing of this offering.

Registration Rights Agreement

        In connection with this offering, we entered into a registration rights agreement that provides Magnus and the Financial Investors "demand" registrations and customary "piggyback" registration rights and that requires us to file a shelf registration statement on Form S-3 covering all shares subject to such registration rights agreement once we are eligible to do so. The Magnus Lenders will assume Magnus' rights under the registration rights agreement in the event of a foreclosure or other transfer of the pledged shares of our common stock pursuant to the Magnus Term Loan. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act or to contribute to payments the registration rights holders may be required to make in respect of those liabilities.

 CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

        A "non-U.S. holder" means a person (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations thereunder, published rulings and administrative announcements of the Internal Revenue Service and judicial decisions, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with other federal tax laws such as gift tax laws, foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary or that the Internal Revenue Service or a court will not take a contrary position to those we describe in this summary.

        If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        This discussion is for informational purposes only and is not tax advice. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under other federal tax laws or the laws of any other taxing jurisdiction.

Dividends and Other Distributions

        Distributions of cash or property on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Gain on Taxable Disposition of Common Stock."

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate of the gross amount of the dividends (or such lower rate as may be specified by an applicable income tax treaty). However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis at the regular graduated rates applicable to a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits and furnish it to the applicable withholding agent or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Taxable Disposition of Common Stock

        Any gain realized on the taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates applicable to a United States person as defined under the Code. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may also be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits (which could be increased by such gain), subject to adjustments.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We (or the applicable paying agent) must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the applicable withholding agent does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-United States office of a non-United States broker generally will not be subject to backup withholding or information reporting.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

        Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% United States federal withholding tax may apply to any dividends paid on our common stock and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a "foreign financial institution" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a "non-financial foreign entity" (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under "—Dividends and Other Distributions," the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

        The selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the several underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC	4,446,667
Morgan Stanley & Co. LLC	4,446,667
Nomura Securities International, Inc.	2,126,666
UBS Securities LLC	2,126,666
Credit Suisse Securities (USA) LLC	966,667
Daiwa Capital Markets America Inc.	966,667
Deutsche Bank Securities Inc.	966,667
Jefferies LLC	966,667
Wells Fargo Securities, LLC	966,667
KeyBanc Capital Markets Inc.	386,667
Raymond James & Associates, Inc.	386,667
SunTrust Robinson Humphrey, Inc.	386,667
D.A. Davidson & Co.	193,331

Total	19,333,333

        The underwriters are committed to purchase all the shares of common stock offered by the selling shareholders if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares of common stock being sold by the selling shareholders directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.5865 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Certain of the underwriters may sell shares to the public through one or more of their affiliates, including, as selling agents.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Shares

        The underwriters have an option to purchase up to 2,899,999 additional shares of common stock from the selling shareholders. The underwriters have 30 days following the date of this prospectus to exercise this option. Any shares purchased by the underwriters will be allocated among the selling shareholders on a pro rata basis based on the number of shares such selling shareholder has agreed to sell pursuant to this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discount and Expenses

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling shareholders per share of common stock sold by the selling shareholders. The underwriting fee is $0.9775 per share of common stock sold by the selling shareholders. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

Paid by the selling shareholders	Without over-allotment exercise	With over-allotment exercise
Per share	$0.9775	$0.9775
Total	$18,898,333	$21,733,082

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $9.3 million. We have also agreed to reimburse the underwriters for certain of their expenses related to the filing and clearance of the offering by FINRA as set forth in the underwriting agreement, which will not exceed $40,000.

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2.0% of the common stock offered by this prospectus for sale to our director nominees, officers and certain of our employees and other persons associated with us. Pursuant to the underwriting agreement, the sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a Directed Share Program. If these persons purchase reserved common stock, it will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Lock-up Agreements

        We will agree that we will not, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus other than the shares of our common stock to be sold or issued hereunder and subject to other limited exceptions.

        Our executive officers, directors, director nominees and all of our existing shareholders, including the selling shareholders, have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, other than the shares of our common stock to be sold or issued hereunder and subject to other limited exceptions.

Listing

        Our common stock has been approved for listing on the NYSE under the symbol "GOLF."

Price Stabilization and Short Positions

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market.

If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

New Issue of Securities

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the selling shareholders and the representatives of the underwriters. In determining the initial public offering price, the selling shareholders and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and the selling shareholders.

        Neither we, the selling shareholders nor the underwriters can assure investors that an active trading market will develop for our common stock or that the shares will trade in the public market at or above the initial public offering price.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:
  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under

Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (ii) where no consideration is or will be given for the transfer; or (iii) where the transfer is by operation of law.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act; (ii) a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (iii) a person associated with the company under section 708(12) of the Corporations Act; or (iv) a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the Dubai International Financial Centre, or DIFC

        This prospectus relates to an Exempt Offer in accordance with the Market Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Market Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in China

        This prospectus does not constitute a public offer of the shares offered by this prospectus, whether by sale or subscription, in the People's Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

        Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Switzerland

        This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Other Relationships

        The underwriters and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, an affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, acts as the administrative agent under the new credit agreement and certain of the other underwriters or their affiliates act as lenders, and in some cases agents or managers, under our former credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may affect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2014 and December 31, 2015 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE CAN YOU FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. The agreements and other documents filed as exhibits to this registration statement are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

        Our registration statement on Form S-1 of which this prospectus is a part is available to the public on the SEC's website at http://www.sec.gov. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

        Upon the closing of this offering, we will become subject to the full informational and periodic reporting requirements under the Exchange Act. We will fulfill our obligations with respect to such requirements by filing annual, quarterly and current reports and other information with the SEC. In addition to the SEC website described above, those filings will also be available to the public on, or accessible through, our website under the heading "Investor Relations" at www.acushnetcompany.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Acushnet Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), cash flows and redeemable convertible preferred stock and equity present fairly, in all material respects, the financial position of Acushnet Holdings Corp. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 17, 2016, except for the effects of the stock split as discussed in Note 23 to the consolidated financial statements, as to which the date is October 14, 2016

ACUSHNET HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and per share amounts)	2014	2015
Assets
Current assets
Cash ($7,704 and $10,029 attributable to the variable interest entity ("VIE"))	$47,667	$54,409
Restricted cash	6,100	4,725
Accounts receivable, net	197,677	192,384
Inventories ($15,335 and $15,755 attributable to the VIE)	291,141	326,359
Other assets ($1,582 and $15 attributable to the VIE)	94,206	93,646

Total current assets	636,791	671,523
Property, plant and equipment, net ($11,788 and $11,147 attributable to the VIE)	266,592	254,894
Goodwill ($32,312 and $32,312 attributable to the VIE)	187,580	181,179
Identifiable intangible assets, net	509,412	499,494
Deferred income taxes	131,112	132,265
Other assets ($2,867 and $2,738 attributable to the VIE)	31,216	19,618

Total assets	$1,762,703	$1,758,973

Liabilities and Equity
Current liabilities
Short-term debt	$81,162	$441,704
Accounts payable ($9,273 and $10,250 attributable to the VIE)	94,028	89,869
Payables to related parties	13,566	12,570
Accrued taxes	31,435	29,432
Accrued compensation and benefits ($822 and $1,035 attributable to the VIE)	78,245	111,390
Accrued expenses and other liabilities ($4,480 and $4,516 attributable to the VIE)	48,417	70,626

Total current liabilities	346,853	755,591
Long-term debt and capital lease obligations	824,179	394,511
Deferred income taxes	6,761	7,112
Accrued pension and other postretirement benefits ($2,312 and $2,303 attributable to the VIE)	132,879	119,549
Accrued equity appreciation rights	122,013	145,384
Other noncurrent liabilities ($2,777 and $2,841 attributable to the VIE)	10,062	12,284

Total liabilities	1,442,747	1,434,431

Commitments and contingencies (Note 22)
Series A redeemable convertible preferred stock, $.001 par value, 1,838,027 shares authorized at December 31, 2014 and 2015, respectively; 1,838,027 shares issued and outstanding at December 31, 2014 and 2015, respectively; liquidation preference of $197,714,421 at December 31, 2015	131,036	131,036

Equity
Common stock, $.001 par value, 78,193,494 shares authorized at December 31, 2014 and 2015; 18,551,790 and 21,821,256 shares issued and outstanding at December 31, 2014 and 2015, respectively	18	22
Additional paid-in capital	264,561	309,110
Accumulated other comprehensive loss, net of tax	(41,058)	(67,234)
Retained deficit	(66,934)	(81,647)

Total equity attributable to Acushnet Holdings Corp.	156,587	160,251
Noncontrolling interests	32,333	33,255

Total equity	188,920	193,506

Total liabilities and equity	$1,762,703	$1,758,973

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands, except share and per share amounts)	2013	2014	2015
Net sales	$1,477,219	$1,537,610	$1,502,958
Cost of goods sold	744,090	779,678	727,120

Gross profit	733,129	757,932	775,838
Operating expenses:
Selling, general and administrative	568,421	602,755	604,018
Research and development	42,152	44,243	45,977
Intangible amortization	6,704	6,687	6,617
Restructuring charges	955	—	1,643

Income from operations	114,897	104,247	117,583
Interest expense, net	68,149	63,529	60,294
Other (income) expense, net	5,285	(1,348)	25,139

Income before income taxes	41,463	42,066	32,150
Income tax expense	17,150	16,700	27,994

Net income	24,313	25,366	4,156
Less: Net income attributable to noncontrolling interests	(4,677)	(3,809)	(5,122)

Net income (loss) attributable to Acushnet Holdings Corp.	19,636	21,557	(966)

Dividends paid to preferred shareholders	(8,045)	(8,045)	(8,045)
Accruing of cumulative dividends	(5,740)	(5,740)	(5,740)
Allocation of undistributed earnings to preferred shareholders	(3,225)	(3,866)	—

Net income (loss) attributable to common shareholders	$2,626	$3,906	$(14,751)

Net income (loss) per common share attributable to Acushnet Holdings Corp.—basic and diluted	$0.19	$0.23	$(0.74)
Weighted average number of common shares—basic and diluted	13,471,308	16,716,825	19,939,293
Pro forma net income per common share attributable to Acushnet Holdings Corp. (unaudited)—basic and diluted			$0.24
Pro forma weighted average number of common shares (unaudited):
Basic			69,106,356
Diluted			69,107,445

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
(in thousands)	2013	2014	2015
Net income	$24,313	$25,366	$4,156

Other comprehensive income (loss)
Foreign currency translation adjustments	(14,886)	(23,106)	(19,042)

Foreign exchange derivative instruments
Unrealized holding gains arising during period	13,439	20,619	14,964
Reclassification adjustments included in net income	(10,671)	(9,916)	(26,805)
Tax benefit (expense)	653	(1,610)	3,836

Foreign exchange derivative instruments, net	3,421	9,093	(8,005)

Available-for-sale securities
Unrealized holding gains (losses) arising during period	1,726	703	(673)
Tax benefit (expense)	(653)	(248)	160

Available-for-sale securities, net	1,073	455	(513)

Pension and other postretirement benefits adjustments
Net gain (loss) arising during period	40,113	(23,769)	3,068
Tax benefit (expense)	(14,532)	7,583	(1,684)

Pension and other postretirement benefits adjustments, net	25,581	(16,186)	1,384

Total other comprehensive income (loss)	15,189	(29,744)	(26,176)

Comprehensive income (loss)	39,502	(4,378)	(22,020)
Less: Comprehensive income attributable to noncontrolling interests	(4,693)	(3,774)	(5,017)

Comprehensive income (loss) attributable to Acushnet Holdings Corp.	$34,809	$(8,152)	$(27,037)

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands)	2013	2014	2015
Cash flows from operating activities
Net income	$24,313	$25,366	$4,156
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	39,423	43,159	41,702
Unrealized foreign exchange (gain) loss	(1,306)	133	2,933
Amortization of debt issuance costs	5,613	3,752	5,157
Amortization of discount on bonds payable	3,773	4,093	4,142
Change in fair value of common stock warrants	(976)	(1,887)	28,364
Share-based compensation	1,138	632	2,033
Loss on disposals of property, plant and equipment	353	690	401
Deferred income taxes	(15,861)	(11,293)	2,188
Changes in operating assets and liabilities
Accounts receivable	(15,514)	(35,594)	(174)
Inventories	(16,320)	(16,192)	(45,415)
Accounts payable	15,947	(2,585)	(1,998)
Accrued taxes	(11,527)	(881)	540
Accrued expenses and other liabilities	(1,723)	3,442	35,364
Other assets	18,736	(11,376)	1,165
Other noncurrent liabilities	33,810	53,739	12,278
Interest due to related parties	(1,084)	(1,085)	(1,006)

Cash flows provided by operating activities	78,795	54,113	91,830

Cash flows from investing activities
Additions to property, plant and equipment	(46,459)	(23,527)	(23,201)
Change in restricted cash	99	363	1,362

Cash flows used in investing activities	(46,360)	(23,164)	(21,839)

Cash flows from financing activities
Increase in short-term borrowings	18,284	8,177	7,890
Proceeds from senior term loan facility	—	30,000	—
Repayment of secured floating rate notes	(25,000)	(50,000)	(50,000)
Proceeds from exercise of stock options	100	100	—
Proceeds from exercise of common stock warrants	34,504	34,503	34,503
Repayment of bonds	(34,504)	(34,503)	(34,503)
Debt issuance costs	(3,469)	(1,045)	—
Dividends paid on Series A redeemable convertible preferred stock	(13,894)	(13,786)	(13,747)
Dividends paid to noncontrolling interests	(4,200)	(3,600)	(4,200)

Cash flows used in financing activities	(28,179)	(30,154)	(60,057)

Effect of foreign exchange rate changes on cash	(606)	(2,385)	(3,192)

Net increase (decrease) in cash	3,650	(1,590)	6,742
Cash, beginning of year	45,607	49,257	47,667

Cash, end of year	$49,257	$47,667	$54,409

Supplemental information
Cash paid for interest to related parties	$37,538	$34,951	$32,274
Cash paid for interest to third parties	22,803	21,656	20,571
Cash paid for income taxes	35,483	27,987	19,724
Non-cash additions to property, plant and equipment	2,686	2,577	1,913
Non-cash conversion of common stock warrants	—	—	7,298
Non-cash exercise of stock options	1,795	793	2,752

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY

								Total Stockholders' Equity Attributable to Acushnet Holdings Corp.
	Redeemable Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Retained Deficit		Noncontrolling Interest	Total Equity
(in thousands)	Shares	Amount	Shares	Amount
Balances at December 31, 2012	1,838	$131,036	12,116	$12	$192,772	$(26,503)	$(80,447)	$85,834	$31,647	$117,481
Net income	—	—	—	—	—	—	19,636	19,636	4,677	24,313
Other comprehensive income	—	—	—	—	—	15,189	—	15,189	—	15,189
Issuance of common stock	—	—	3,105	3	34,501	—	—	34,504	—	34,504
Exercise of stock options	—	—	139	—	1,895	—	—	1,895	—	1,895
Dividends paid on Series A redeemable convertible preferred stock	—	—	—	—	—	—	(13,894)	(13,894)	—	(13,894)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(4,200)	(4,200)

Balances at December 31, 2013	1,838	131,036	15,360	15	229,168	(11,314)	(74,705)	143,164	32,124	175,288
Net income	—	—	—	—	—	—	21,557	21,557	3,809	25,366
Other comprehensive loss	—	—	—	—	—	(29,744)	—	(29,744)	—	(29,744)
Issuance of common stock	—	—	3,105	3	34,500	—	—	34,503	—	34,503
Exercise of stock options	—	—	87	—	893	—	—	893	—	893
Dividends paid on Series A redeemable convertible preferred stock	—	—	—	—	—	—	(13,786)	(13,786)	—	(13,786)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(3,600)	(3,600)

Balances at December 31, 2014	1,838	131,036	18,552	18	264,561	(41,058)	(66,934)	156,587	32,333	188,920
Net income (loss)	—	—	—	—	—	—	(966)	(966)	5,122	4,156
Other comprehensive loss	—	—	—	—	—	(26,176)	—	(26,176)	—	(26,176)
Issuance of common stock	—	—	3,105	3	41,798	—	—	41,801	—	41,801
Exercise of stock options	—	—	164	1	2,751	—	—	2,752	—	2,752
Dividends paid on Series A redeemable convertible preferred stock	—	—	—	—	—	—	(13,747)	(13,747)	—	(13,747)
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(4,200)	(4,200)

Balances at December 31, 2015	1,838	$131,036	21,821	$22	$309,110	$(67,234)	$(81,647)	$160,251	$33,255	$193,506

The accompanying notes are an integral part of these consolidated financial statements.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        Alexandria Holdings Corp. was incorporated on May 9, 2011. Effective March 31, 2016, Alexandria Holdings Corp.'s name was changed to Acushnet Holdings Corp. (Acushnet or the Company). On July 29, 2011, the Company issued 9,000,000 shares of common stock to Fila Korea Ltd. and issued an aggregate 1,790,000 shares of Series A redeemable convertible preferred stock to Odin 3, LLC; WB Atlas, LLC; and Neoplux No. 1 Private Equity. In addition, the Company issued convertible notes (aggregate principal amount of $353.0 million) and bonds (aggregate principal amount of $168.0 million) with warrants to purchase its common stock to Odin 3, LLC; WB Atlas, LLC; and Neoplux No. 1 Private Equity. On January 20, 2012, the Company issued 48,027 shares of Series A redeemable convertible preferred stock to Odin 4, LLC. In addition, the Company issued convertible notes (principal amount of $9.5 million) and bonds (principal amount of $4.5 million) with warrants to purchase its common stock to Odin 4, LLC.

        On December 24, 2015, Fila Korea Ltd., the owner of 21,421,152 shares of common stock of the Company, transferred its shares to Magnus Holdings Co., Ltd., a wholly owned subsidiary of Fila Korea Ltd.

        Acushnet, headquartered in Fairhaven, Massachusetts, is the global leader in the design, development, manufacture and distribution of performance-driven golf products. The Company has established positions across all major golf equipment and golf wear categories under its recognized brands of Titleist, FootJoy, Vokey Design wedges and Scotty Cameron putters. Acushnet products are sold primarily to on-course golf pro shops and selected off-course golf specialty stores, sporting goods stores and other qualified retailers. Acushnet sells products primarily in the United States, Europe (primarily the United Kingdom, Germany, France and Sweden), Asia (primarily Japan, Korea, China and Singapore), Canada and Australia. Acushnet manufactures and sources its products principally in the United States, China, Thailand, the United Kingdom, Japan and Australia.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company, its wholly owned subsidiaries and a VIE in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts of assets, liabilities, stockholders' equity, net sales and expenses, and the disclosure of contingent assets and liabilities in its consolidated financial statements. Significant estimates relied upon in preparing these consolidated financial statements include, but are not limited to, revenue recognition, including allowance for sales returns and sales-based incentive programs, allowance for doubtful accounts, inventory reserves, impairment of goodwill, indefinite-lived intangible assets and long-lived assets, pension and other postretirement benefit plans, product warranty, valuation allowances for deferred tax assets and uncertain tax positions, valuation of common stock warrants and share-based compensation. Actual results could differ from those estimates.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Variable Interest Entities

        VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities independently, or (ii) have equity holders that do not have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. The Company consolidates a VIE when it is the primary beneficiary, which is the party that has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) through its interests in the VIE, the obligation to absorb expected losses or the right to receive expected benefits from the VIE that could potentially be significant to the VIE.

        The Company consolidates the accounts of Acushnet Lionscore Limited, a VIE which is 40% owned by the Company. The sole purpose of the VIE is to manufacture the Company's golf shoes and as such, the Company is deemed to be the primary beneficiary as defined by Accounting Standards Codification ("ASC") 810. The Company has presented separately on its consolidated balance sheets, to the extent material, the assets of its consolidated VIE that can only be used to settle specific obligations of its consolidated VIE and the liabilities of its consolidated VIE for which creditors do not have recourse to its general credit. The general creditors of the VIE do not have recourse to the Company. Certain directors of the noncontrolling entities have guaranteed the credit lines of the VIE, for which there were no outstanding borrowings as of December 31, 2014 and 2015. In addition, pursuant to the terms of the agreement governing the VIE, the Company is not required to provide financial support to the VIE.

Cash and Restricted Cash

        Cash held in Company checking accounts is included in cash. Book overdrafts not subject to offset with other accounts with the same financial institution are classified as accounts payable. As of December 31, 2014 and 2015, book overdrafts in the amount of $11.5 million and $1.7 million, respectively, were recorded in accounts payable. The Company classifies as restricted certain cash that is not available for use in its operations. Restricted cash is primarily related to a standby letter of credit used for insurance purposes.

Accounts Receivable

        Accounts receivable are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is assessed each reporting period by the Company for estimated losses resulting from the inability or unwillingness of its customers to make required payments. The allowance is based on various factors, including credit risk assessments, length of time the receivables are past due, historical experience, customer specific information available to the Company and existing economic conditions.

Allowance for Sales Returns

        A sales returns allowance is recorded for anticipated returns through a reduction of sales and cost of goods sold in the period that the related sales are recorded. Sales returns are estimated based upon historical rates of product returns, current economic trends and changes in customer demands as well as specific identification of outstanding returns. In accordance with this policy, the allowance for sales returns was $6.4 million and $5.2 million as of December 31, 2014 and 2015, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk and of Significant Customers

        Financial instruments that potentially expose the Company to concentration of credit risk are cash and accounts receivable. Substantially all of the Company's cash deposits are maintained at large, creditworthy financial institutions. The Company's deposits, at times, may exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. As of December 31, 2014 and 2015, the Company had $45.8 million and $54.1 million, respectively, in banks located outside the United States. The risk with respect to the Company's accounts receivable is managed by the Company through its policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business.

Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out inventory method. The inventory balance, which includes material, labor and manufacturing overhead costs, is recorded net of an allowance for obsolete or slow moving inventory. The Company's allowance for obsolete or slow moving inventory contains uncertainties. Estimates require the Company to make assumptions and to apply judgment regarding a number of factors, including market conditions, selling environment, historical results and current inventory trends.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Gains or losses resulting from disposals are included in income from operations. Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred.

        Estimated useful lives of property, plant and equipment asset categories were as follows:

Buildings and improvements	15 - 40 years
Machinery and equipment	3 - 10 years
Furniture, computers and other equipment	3 - 7 years

        Leasehold and tenant improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

        Certain costs incurred in connection with the development of the Company's internal-use software are capitalized. Software development costs are primarily related to the Company's enterprise resource planning system. Costs incurred in the preliminary stages of development are expensed as incurred. Internal and external costs incurred in the application development phase, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing performed to ensure the product is ready for its intended use. Costs such as maintenance and training are expensed as incurred. The capitalized internal-use software costs are included in property, plant and equipment and once the software is placed into service are amortized over the estimated useful life which ranges from three to ten years.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

        A long-lived asset (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of the long-lived asset or asset group. The cash flows are based on the best estimate of future cash flows derived from the most recent business projections. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss is recognized based on the excess of the asset's or asset group's carrying value over its fair value. Fair value is determined based on discounted expected future cash flows on a market participant basis. Any impairment charge would be recognized within operating expenses as a selling, general and administrative expense.

Goodwill and Indefinite-Lived Intangible Assets

        Goodwill and indefinite-lived intangible assets are not amortized but instead are measured for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the asset may be impaired.

        Goodwill is assigned to reporting units for purposes of impairment testing. A reporting unit may be the same as an operating segment or one level below an operating segment. For purposes of assessing potential impairment, the Company performs a two-step impairment test on goodwill. In the first step, the Company compares the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. The fair value of the reporting units is determined using the income approach. The income approach uses a discounted cash flow analysis which involves applying appropriate discount rates to estimated future cash flows based on forecasts of sales, costs and capital requirements.

        Purchased intangible assets other than goodwill are amortized over their useful lives unless those lives are determined to be indefinite. The Company's trademarks have been assigned an indefinite life as the Company currently anticipates that these trademarks will contribute to its cash flows indefinitely. Trademarks are reviewed for impairment annually and may be reviewed more frequently if indicators of impairment are present. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. The Company measures the fair value of its trademarks using the relief-from-royalty method, which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life.

Deferred Financing Costs

        The Company defers costs directly associated with acquiring third-party financing. These deferred costs are amortized as interest expense over the term of the related indebtedness. Deferred financing costs associated with the revolving credit facilities are included in other current and noncurrent assets

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

and deferred financing costs associated with all other indebtedness are netted against debt on the consolidated balance sheets.

Fair Value Measurements

        Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

        The Company's common stock warrants liability and its foreign exchange derivative assets and liabilities are carried at fair value determined according to the fair value hierarchy described above (Note 11). The carrying value of accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these assets and liabilities. As permitted under ASC 820, the Company adopted the fair value measurement disclosures for nonfinancial assets and liabilities, such as goodwill and indefinite-lived intangible assets.

        In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and uses a midpoint approach on bid and ask prices from financial institutions to determine the reasonableness of these estimates. Assets and liabilities subject to this fair value valuation approach are typically classified as Level 2.

Pension and Other Postretirement Benefit Plans

        The Company provides U.S. and foreign defined benefit and defined contribution plans to eligible employees and postretirement benefits to certain retirees, including pensions, postretirement healthcare benefits and other postretirement benefits.

        Plan assets and obligations are measured using various actuarial assumptions, such as discount rates, rate of compensation increase, mortality rates, turnover rates and health care cost trend rates, as determined at each year end measurement date. The measurement of net periodic benefit cost is based on various actuarial assumptions, including discount rates, expected return on plan assets and rate of compensation increase, which are determined as of the prior year measurement date. The determination of the discount rate is generally based on an index created from a hypothetical bond portfolio consisting of high-quality fixed income securities with durations that match the timing of

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

expected benefit payments. The expected return on plan assets is determined based on several factors, including adjusted historical returns, historical risk premiums for various asset classes and target asset allocations within the portfolio. Adjustments made to the historical returns are based on recent return experience in the equity and fixed income markets and the belief that deviations from historical returns are likely over the relevant investment horizon. Actual cost is also dependent on various other factors related to the employees covered by these plans. The effects of actuarial deviations from assumptions are generally accumulated and, if over a specified corridor, amortized over the remaining service period of the employees. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the related employees. The Company's actuarial assumptions are reviewed on an annual basis and modified when appropriate.

Income Taxes

        The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between consolidated financial statement carrying amount and tax basis and using enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce deferred income tax assets when it is more-likely-than-not that such assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

        The Company provides deferred income taxes on undistributed earnings of foreign subsidiaries that it does not expect to permanently reinvest.

        The Company records liabilities for uncertain income tax positions based on the two step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have a less than 50% likelihood of being sustained, no tax benefit is recorded. For tax positions that have met the recognition threshold in the first step, the Company performs the second step of measuring the benefit to be recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future periods, changes in facts, circumstances, and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the period in which such changes occur.

        Beam Suntory, Inc. (formerly known as Fortune Brands, Inc.) (Beam) has indemnified certain tax obligations that relate to periods during which Fortune Brands, Inc. owned Acushnet Company (Note 13). These tax obligations are recorded in accrued taxes and other noncurrent liabilities, and the related indemnification receivable is recorded in other current and noncurrent assets on the consolidated balance sheet. Any changes in the value of these specifically identified tax obligations are recorded in income tax expense and the related change in the indemnification asset is recorded in other (income) expense, net on the consolidated statement of operations.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Revenue is recognized upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer, net of an allowance for discounts, sales returns, customer sales incentives and cooperative advertising. The criteria for recognition of revenue is met when persuasive evidence that an arrangement exists, both title and risk of loss have passed to the customer, the price is fixed or determinable and collectability is reasonably assured. In circumstances where either title or risk of loss pass upon receipt by the customer, revenue is deferred until such event occurs based on an estimate of the shipping time from the Company's distribution centers to the customer using historical and expected delivery times by geographic location. Amounts billed to customers for shipping and handling are included in net sales.

Customer Sales Incentives

        The Company offers customer sales incentives, including off-invoice discounts and sales-based rebate programs, to its customers which are accounted for as a reduction in sales at the time the revenue is recognized. Sales-based rebates are estimated using assumptions related to the percentage of customers who will achieve qualifying purchase goals and the level of achievement. These assumptions are based on historical experience, current year program design, current marketplace conditions and sales forecasts, including considerations of product life cycles.

Cost of Goods Sold

        Cost of goods sold includes all costs to make products saleable, such as inbound freight, purchasing and receiving costs, inspection costs and transfer costs. In addition, all depreciation expense associated with assets used to manufacture products and make them saleable is included in cost of goods sold.

Product Warranty

        The Company has defined warranties ranging from one to two years. Products covered by the defined warranty policies include all Titleist golf products, FootJoy golf shoes, and FootJoy golf outerwear. These product warranties generally obligate the Company to pay for the cost of replacement products, including the cost of shipping replacement products to its customers. The estimated cost of satisfying future warranty claims is accrued at the time the sale is recorded. In estimating future warranty obligations, the Company considers various factors, including its warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty.

Advertising and Promotion

        Advertising and promotional costs are included in selling, general and administrative expense on the consolidated statement of operations and include product endorsement arrangements with members of the various professional golf tours, media placement and production costs (television, print and internet), tour support expenses and point-of-sale materials. Advertising production costs are expensed as incurred. Media placement costs are expensed in the month the advertising appears. Product endorsement arrangements are expensed based upon the specific provisions of player contracts. Advertising and promotional expense was $203.7 million, $201.6 million and $203.3 million for the years ended December 31, 2013, 2014 and 2015, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Selling

        Selling expenses including field sales, sales administration and shipping and handling costs are included in selling, general and administrative expense on the consolidated statement of operations. Shipping and handling costs included in selling expenses were $28.1 million, $30.5 million and $32.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Research and Development

        Research and development expenses include product development, product improvement, product engineering, and process improvement costs and are expensed as incurred.

Foreign Currency Translation and Transactions

        Assets and liabilities denominated in foreign currency are translated into U.S. dollars at the actual rates of exchange at the balance sheet date. Revenues and expenses are translated at the average rates of exchange for the reporting period. The related translation adjustments are recorded as a component of accumulated other comprehensive income (loss). Transactions denominated in a currency other than the functional currency are translated into functional currency with resulting transaction gains or losses recorded as selling, general and administrative expense on the consolidated statement of operations.

Derivative Financial Instruments

        All derivatives are recognized as either assets or liabilities on the consolidated balance sheet and measurement of these instruments is at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive income (loss) and are recognized in the consolidated statement of operations when the hedged item affects earnings. Any portion of the change in fair value that is determined to be ineffective is immediately recognized in earnings as cost of goods sold. Derivative gains or losses included in accumulated other comprehensive income (loss) are reclassified into earnings at the time the hedged transaction occurs.

Valuation of Common Stock Warrants

        The Company classifies warrants to purchase common stock as a liability on its consolidated balance sheet as the warrants are free-standing financial instruments that may result in the issuance of a variable number of the Company's common shares. The warrants were initially recorded at fair value on the date of grant, and are subsequently re-measured to fair value at each reporting date. The change in the fair value of the common stock warrants is recognized as a component of other (income) expense, net on the consolidated statement of operations. The Company will continue to adjust the liability until the earlier of exercise of the warrants or expiration of the warrants occurs.

        The Company performs a two-step process to determine the fair value of the warrants to purchase common stock. The first step is to estimate the aggregate fair value of the Company (Business Enterprise Value, or BEV), which is then allocated to each element of the Company's capital structure under the contingent claims methodology. In determining the fair value of its BEV, the Company uses a combination of the income approach and the market approach to estimate its aggregate BEV at each reporting date. The income approach uses a discounted cash flow analysis, which involves applying appropriate discount

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

rates to estimated future cash flows based on forecasts of sales, costs and capital requirements. The market approach employs the guideline public company method, which uses the fair value of a peer group of publicly-traded companies. In the second step, the Company's estimated aggregate fair value is allocated to shares of common stock, shares of redeemable convertible preferred stock, convertible notes, bonds, employee stock options and warrants to purchase common stock using the contingent claims methodology. Under this model, each component of the Company's capital structure is treated as a call option with unique claim on the Company's assets as determined by the characteristics of each security's class. The resulting option claims are then valued using an option pricing model.

        The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly-traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining time to purchase for each of the tranches of warrants.

Share-based Compensation

        Share-based awards granted under the Company's Equity Appreciation Rights ("EAR") plan are accounted for as liability-classified awards because it is a cash settled plan. The Company elected the intrinsic value method to measure its liability-classified awards and amortizes share-based compensation expense for those awards expected to vest on a straight-line basis over the requisite service period. The Company re-measures the intrinsic value of the awards at the end of each reporting period.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments, unrealized gains and losses from derivative instruments designated as cash flow hedges, unrealized gains and losses from available-for-sale securities and pension and other postretirement adjustments.

Net Income (Loss) Per Common Share

        The Company applies the two-class method to calculate its basic and diluted net income (loss) per common share attributable to Acushnet Holdings Corp., as its redeemable convertible preferred shares are participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. Net income (loss) per common share available to Acushnet Holdings Corp. is determined by allocating undistributed earnings between holders of common shares and redeemable convertible preferred shares, based on the participation rights of the preferred shares. Basic net income (loss) per share attributable to Acushnet Holdings Corp. is computed by dividing the net income (loss) available to Acushnet Holdings Corp. by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. is computed by dividing the net income (loss) available to Acushnet Holdings Corp. after giving effect to the diluted securities by the weighted-average number of dilutive shares outstanding during the period.

        Diluted net income (loss) per common share attributable to Acushnet Holdings Corp. reflects the potential dilution that would occur if common stock warrants, convertible notes, redeemable convertible preferred stock, stock options or any other dilutive equity instruments were exercised or converted into

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

common shares. The common stock warrants and stock options are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods. The convertible notes and redeemable convertible preferred stock are included as potential dilutive securities to the extent they are dilutive under the if-converted method for the applicable periods.

Unaudited Pro Forma Financial Information

        In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. for the year ended December 31, 2015 has been prepared to give effect, prior to a qualified initial public offering, to the automatic conversion of all the outstanding convertible notes into shares of common stock and the automatic conversion of all the outstanding shares of Series A redeemable convertible preferred stock into shares of common stock as if the qualified initial public offering had occurred on the later of January 1, 2015 or the issuance date.

Recently Adopted Accounting Standards

Income Taxes: Balance Sheet Classification of Deferred Taxes

        In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes" which requires deferred tax liabilities and assets to be classified as non-current in a classified statement of financial position. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. Earlier adoption is permitted for all entities as of the beginning of an interim or annual reporting period. This amendment may be applied either prospectively or retrospectively to all periods presented. The Company adopted the provisions of this standard in 2015 and retrospectively adjusted the prior periods. The retrospective adoption of this standard resulted in the reclassification of $38.1 million of deferred income taxes-current to deferred income taxes-long term as of December 31, 2014.

Inventory: Simplifying the Measurement of Inventory

        In July 2015, the FASB issued ASU 2015-11, "Inventory: Simplifying the Measurement of Inventory." ASU 2015-11 changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company early adopted the provisions of this standard during the year ended December 31, 2015. The adoption of this standard did not have a significant impact on the consolidated financial statements.

Interest—Imputation of Interest

        In April 2015, the FASB issued ASU 2015-03, "Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs." ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued ASU 2015-15, "Interest—Imputation of Interest." ASU 2015-15 adds paragraphs about the presentation

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in these ASUs. ASU 2015-03 and ASU 2015-15 are effective for financial statements issued for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early adoption of the amendment is permitted for financial statements that have not been previously issued. The Company adopted the provisions of this standard in 2015 and retrospectively adjusted the prior period. The retrospective adoption of this standard resulted in the reclassification of $5.9 million of debt issuance costs from other noncurrent assets, of which $0.6 million was reclassified to short-term debt and $5.3 million was reclassified to long-term debt and capital lease obligations.

Recently Issued Accounting Standards

Revenue from Contracts with Customers

        In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients." ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition and provides a practical expedient for contract modifications and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers: Principal versus Agent Considerations" clarifying the implementation guidance on principal versus agent considerations. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers: Deferral of the Effective Date." deferring the adoption of previously issued guidance published in May 2014, ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 amends revenue recognition guidance and requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2016-08 and 2015-14 are effective for reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The new standard permits the use of either the retrospective or modified retrospective approach on adoption. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Compensation—Stock Compensation

        In March 2016, the FASB issued ASU 2016-09, "Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting" to simplify accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Leases

        In February 2016, the FASB issued ASU 2016-02, "Leases", which will require lessees to recognize right-of-use assets and lease liabilities for leases which were formerly classified as operating leases. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

        In May 2015, the FASB issued ASU 2015-07, "Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." Under ASU 2015-07 investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Intangibles—Goodwill and Other—Internal-Use Software

        In April 2015, the FASB issued ASU 2015-05, "Intangibles—Goodwill and Other—Internal-Use Software: Customer's Accounting for Fees Paid in a Cloud Computing Arrangement." ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 will be effective for annual periods beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on the consolidated financial statements.

Consolidation: Amendments to the Consolidation Analysis

        In February 2015, the FASB issued ASU 2015-02, "Consolidation: Amendments to Consolidation Analysis." ASU 2015-02 places more emphasis on risk of loss when determining controlling interest, reduces the frequency of the application of related-party guidance when determining controlling financial interest in a VIE and changes consolidation conclusions for companies in several industries. ASU 2015-02 is effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Presentation of Financial Statements—Going Concern

        In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." ASU 2014-15 requires management to evaluate whether there is substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued and to provide related footnote disclosures as appropriate. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The adoption of this standard is not expected to have a significant impact on the consolidated financial statements.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Allowance for Doubtful Accounts

        The change to the allowance for doubtful accounts was as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Balance at beginning of year	$9,712	$8,876	$8,528
Bad debt expense	5,558	2,545	4,771
Amount of receivables written off	(6,190)	(2,485)	(634)
Foreign currency translation	(204)	(408)	(302)

Balance at end of year	$8,876	$8,528	$12,363

4. Inventories

        The components of inventories were as follows:

	December 31,
(in thousands)	2014	2015
Raw materials and supplies	$54,591	$63,119
Work-in-process	16,601	18,210
Finished goods	219,949	245,030

Inventories	$291,141	$326,359

        The change to the inventory reserve was as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Balance at beginning of year	$(12,332)	$(9,038)	$(8,291)
Charged to costs and expenses	(3,497)	(6,718)	(5,269)
Deductions from reserves	6,665	7,121	2,753
Foreign currency translation	126	344	387

Balance at end of year	$(9,038)	$(8,291)	$(10,420)

5. Property, Plant and Equipment, Net

        The components of property, plant and equipment, net were as follows:

	December 31,
(in thousands)	2014	2015
Land	$15,293	$14,804
Buildings and improvements	131,215	131,231
Machinery and equipment	133,060	140,042
Furniture, computers and equipment	20,380	24,489
Computer software	10,478	51,042
Construction in progress	52,963	17,554

Property, plant and equipment, gross	363,389	379,162
Accumulated depreciation	(96,797)	(124,268)

Property, plant and equipment, net	$266,592	$254,894

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property, Plant and Equipment, Net (Continued)

        During the years ended December 31, 2013, 2014 and 2015, software development costs of $12.8 million, $9.4 million and $43.0 million were capitalized, consisting of software placed into service of $1.3 million, $0.8 million and $40.6 million and amounts recorded in construction in progress of $11.5 million, $8.6 million and $2.4 million, respectively. Amortization expense was $2.1 million, $2.8 million and $5.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

        The Company capitalizes the cost of interest for long-term property, plant and equipment projects based on the Company's weighted average borrowing rates in place while the projects are in progress. Capitalized interest was $0.5 million and $0.8 million for the years ended December 31, 2013 and 2014, respectively. The Company did not capitalize interest for the year ended December 31, 2015.

        Total depreciation and amortization expense related to property, plant and equipment was $30.5 million, $33.2 million and $32.5 million for the years ended December 31, 2013, 2014 and 2015, respectively.

6. Goodwill and Identifiable Intangible Assets, Net

        The change in the net carrying value of goodwill was as follows:

	December 31,
(in thousands)	2014	2015
Balances at beginning of year	$194,063	$187,580
Foreign currency translation	(6,483)	(6,401)

Balances at end of year	$187,580	$181,179

        Goodwill allocated to the Company's reportable segments and changes in the carrying amount of goodwill were as follows:

(in thousands)	Titleist Golf Balls	Titleist Golf Clubs	Titleist Golf Gear	FootJoy Golf Wear	Other	Total
Balances at December 31, 2013	$113,647	$56,340	$13,656	$1,693	$8,727	$194,063
Foreign currency translation	(3,726)	(2,021)	(488)	67	(315)	(6,483)

Balances at December 31, 2014	109,921	54,319	13,168	1,760	8,412	187,580
Foreign currency translation	(3,360)	(2,566)	(619)	543	(399)	(6,401)

Balances at December 31, 2015	$106,561	$51,753	$12,549	$2,303	$8,013	$181,179

        The change in the net carrying value by class of identifiable intangible assets was as follows:

		December 31, 2014			December 31, 2015
	Weighted Average Useful Life (Years)
(in thousands)		Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Indefinite-lived:
Trademarks	N/A	$428,100	$—	$428,100	$428,100	$—	$428,100
Amortizing:
Completed Technology	13	73,900	(18,895)	55,005	73,900	(24,426)	49,474
Customer Relationships	20	19,926	(3,404)	16,522	19,253	(4,252)	15,001
Licensing Fees and Other	7	32,717	(22,932)	9,785	32,352	(25,433)	6,919

Total intangible assets		$554,643	$(45,231)	$509,412	$553,605	$(54,111)	$499,494

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Goodwill and Identifiable Intangible Assets, Net (Continued)

        During the years ended December 31, 2013 and 2015, no impairment charges were recorded to goodwill or indefinite-lived intangible assets. During the year ended December 31, 2014, the Company recorded an impairment charge of $0.8 million related to its Pinnacle trademarks. The Company did not record an impairment charge to goodwill during the year ended December 31, 2014.

        Amortization expense was $9.4 million, $9.4 million and $9.3 million for the years ended December 31, 2013, 2014 and 2015, respectively, of which $2.7 million associated with certain licensing fees was included in cost of goods sold in each year.

        Amortization expense related to intangible assets as of December 31, 2015 for each of the next five fiscal years and beyond is expected to be as follows:

(in thousands)
Year ending December 31,
2016	$9,321
2017	9,220
2018	7,857
2019	6,248
2020	5,905
Thereafter	32,843

Total	$71,394

7. Product Warranty

        The activity related to the warranty obligation was as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Balance at beginning of year	$2,953	$2,924	$2,989
Provision	4,432	4,959	5,399
Claims paid/costs incurred	(4,505)	(4,700)	(4,929)
Foreign currency translation	44	(194)	(114)

Balance at end of year	$2,924	$2,989	$3,345

8. Related Party Transactions

        The Company has historically incurred interest expense payable to related parties on its outstanding convertible notes and bonds with common stock warrants (Note 9). Related party interest expense totaled $40.3 million, $38.0 million and $35.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements

        The Company's debt and capital lease obligations were as follows:

	December 31,
(in thousands)	2014	2015
Secured floating rate notes	$419,583	$372,804
Convertible notes	362,490	362,490
Bonds with common stock warrants	60,901	30,540
Senior term loan facility	29,490	29,836
Revolving credit facility	5,000	24,000
Other short-term borrowings	26,799	15,064
Capital lease obligations	1,078	1,481

Total	905,341	836,215
Less: Short-term debt	81,162	441,704

Total long-term debt and capital lease obligations	$824,179	$394,511

        The secured floating rate notes are net of debt issuance costs of $5.4 million and $2.2 million as of December 31, 2014 and 2015, respectively. The senior term loan facility is net of debt issuance costs of $0.5 million and $0.2 million as of December 31, 2014 and 2015, respectively.

Convertible Notes

        In 2011 and 2012, the Company issued convertible notes with an aggregate principal amount of $362.5 million to shareholders. The convertible notes bear interest at a rate of 7.5% per annum, which is payable in cash semi-annually in arrears on February 1 and August 1. The notes mature upon the earlier of July 29, 2021 or the election of the holder upon a change in control, as defined in the securities purchase agreements governing the notes. Amounts due under the convertible notes can only be repaid upon maturity or upon a change in control.

        On March 11, 2013, the Company received approval from the holders of the convertible notes to defer any interest payments due after August 1, 2013 and prior to February 1, 2016 pursuant to the covenants imposed by the secured floating rate notes and the senior revolving and term loan facilities.

        The notes are convertible at the option of the holder at any time prior to maturity into a number of shares of the Company's common stock determined by dividing the aggregate outstanding unpaid principal amount of the note by the conversion price of $11.11 per share. The conversion price is subject to adjustment if additional shares of common stock are sold subsequent to the issuance of the convertible notes at a price per common share that is lower than $11.11 per share or upon a subdivision of the outstanding shares of the Company's common stock. Transfer of the notes to any party, including an affiliate of the noteholder, requires prior written consent of the other noteholders and Fila Korea Ltd.

        The Company recorded interest expense related to the convertible notes of $27.2 million during each of the years ended December 31, 2013, 2014 and 2015.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements (Continued)

Bonds with Common Stock Warrants

        In 2011 and 2012, the Company issued bonds with an aggregate principal amount of $172.5 million to shareholders. The bonds bear interest at a rate of 7.5% per annum, which is payable in cash semi-annually in arrears on February 1 and August 1. The bonds mature upon the earlier of July 29, 2021 or the election of the holder upon a change of control, as defined in the securities purchase agreement governing the bonds. Amounts due under the bonds can only be repaid upon maturity, a change of control, a holder electing to exercise common stock warrants by net settling their bonds or an exercise of common stock warrants by Fila Korea Ltd.

        In connection with the issuance of these bonds, the Company issued common stock warrants for the purchase of 15,526,431 shares of the Company's common stock, at an exercise price of $11.11 per share. The exercise price is subject to adjustment if additional shares of common stock are sold subsequent to the issuance of the bonds at a price per common share that is lower than $11.11 per share or upon a subdivision of the outstanding shares of the Company's common stock. The common stock warrant exercise price can be settled with cash or through tender of an aggregate outstanding principal amount of the bonds and accrued but unpaid interest equal to the exercise price of the common stock warrants.

        A discount of $19.9 million relating to the issuance-date fair value of the common stock warrants was recorded on the issuance date of the bonds and is being accreted to interest expense until the maturity date of the bonds. The unamortized discount was $8.1 million and $4.0 million as of December 31, 2014 and 2015, respectively.

        On March 11, 2013, the Company received approval from the holders of the bonds to defer any interest payments due after August 1, 2013 and prior to February 1, 2016 pursuant to the covenants imposed by the secured floating rate notes and the senior revolving and term loan facilities.

        The common stock warrants are detachable and transferrable by the holders only to Fila Korea Ltd. or its designee at a price equal to the interest accrued on the underlying bonds at the rate of 4.0% per annum calculated on an annual compounded basis. Fila Korea Ltd. has a call option to purchase all of the outstanding common stock warrants held by holders of the bonds in annual installments of 3,105,288 common stock warrants over a five-year period beginning July 29, 2012. Fila Korea Ltd. must exercise the common stock warrants within 10 days of exercising the call option. The exercise of the common stock warrants by Fila Korea Ltd. triggers the Company to redeem a pro rata share of the bonds payable by using the proceeds received from the exercise of the common stock warrants by Fila Korea Ltd.

        In July 2013, 2014 and 2015, Fila Korea, Ltd. exercised its annual call option to purchase 3,105,288 common stock warrants held by the holders of the bonds and exercised such warrants at the exercise price of $11.11 per share. This resulted in proceeds to the Company of $34.5 million during each of the years ended December 31, 2013, 2014 and 2015. The Company used these proceeds to repay outstanding indebtedness under the bonds of $34.5 million during each of the years ended December 31, 2013, 2014 and 2015.

        The Company recorded interest expense related to the bonds, including the amortization of the discount, of $13.1 million, $10.8 million and $8.2 million during the years ended December 31, 2013, 2014 and 2015, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements (Continued)

Secured Floating Rate Notes

        In October 2011, the Company entered into an agreement with Korea Development Bank to issue secured floating rate notes in an aggregate principal amount of $500.0 million, which mature on July 29, 2016. The notes bear interest at a rate equal to three-month LIBOR plus a margin of 3.75%, which is required to be paid quarterly in arrears on January 31, April 30, July 31 and October 31. The notes were issued in separate classes with maturity dates ranging from October 2013 to July 2016. Pursuant to an amended and restated pledge and security agreement dated October 31, 2011, the secured floating rate notes are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        In October 2013, the Company entered into an agreement with Korea Development Bank to issue secured floating rate notes in an aggregate principal amount of $125.0 million, which mature on July 29, 2016. Proceeds from the issuance of the notes were used, along with existing cash on hand, to repay $150.0 million of the secured floating rate notes issued in October 2011. The notes bear interest at a rate equal to three-month LIBOR plus a margin of 3.75%, which is required to be paid quarterly in arrears on January 31, April 30, July 31 and October 31. Pursuant to an amended and restated pledge and security agreement dated October 31, 2013, the secured floating rate notes are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        The secured floating rate notes agreements contain customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers, acquisitions and joint ventures; asset sales, dividends and distributions and repurchase of the Company's capital securities; transactions with affiliates; and changes in the Company's lines of business. The agreement also contains a subjective acceleration clause. The secured floating rate notes agreements require the Company to comply on an annual basis with a consolidated leverage ratio. In addition, the secured floating rate notes agreements contain certain customary events of default. As of December 31, 2015, the Company was in compliance with all covenants.

        The Company incurred $13.2 million of issuance costs in connection with the original issuance of $500.0 million secured floating rate notes. In addition, the Company incurred $3.3 million of issuance costs in connection with the issuance of $125.0 million secured floating rate notes during the year ended December 31, 2013. Of the $3.3 million, $1.0 million was immediately recorded as interest expense and $2.3 million was capitalized as debt issuance costs.

        There were outstanding borrowings under the secured floating rate notes of $425.0 million and $375.0 million as of December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the interest rate applicable to the outstanding borrowings under the secured floating rate notes was 3.98% and 4.07%, respectively. The Company recorded interest expense related to the secured floating rate notes, including the amortization of debt issuance costs, of $25.1 million, $22.4 million and $20.8 million during the years ended December 31, 2013, 2014 and 2015, respectively.

Senior Revolving and Term Loan Facilities

        In July 2011, the Company entered into a senior revolving facility agreement with Korea Development Bank ("Senior Facility Agreement"), which provided for borrowings under a revolving

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements (Continued)

credit facility of up to $50.0 million to be used for general corporate purposes ("Senior Revolving Facility"). The applicable interest rate for borrowings under the Senior Revolving Facility is LIBOR plus a margin of 3.25%. The Senior Facility Agreement requires a commitment fee of 0.3% based on the average daily unused portion of the facility. On February 12, 2014, the Company amended its Senior Facility Agreement and simultaneously executed a joinder agreement with Wells Fargo N.A. to increase the borrowing capacity under the Senior Revolving Facility to $75.0 million.

        On December 24, 2014, the Company further amended the Senior Facility Agreement to increase the borrowing capacity under the Senior Revolving Facility to $95.0 million, which matures on July 29, 2016. This amendment also provided for borrowings under a new senior term loan agreement with Korea Development Bank of $30.0 million ("Senior Term Loan"), which matures on July 29, 2016. The applicable interest rate for borrowings under the Senior Term Loan is three-month LIBOR plus a margin of 2.63%, and is increased for any required withholding taxes. The Senior Facility Agreement requires a commitment fee of 0.3% based on the average daily unused portion of the term loan. Upon entry into the amendment, the Company immediately borrowed the entire $30.0 million under the Senior Term Loan.

        Collateralization of borrowings under the Senior Facility Agreement is governed by the terms of an amended and restated pledge and security agreement. Pursuant to the agreement, borrowings under the Senior Facility Agreement are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and by a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        The Senior Facility Agreement contains customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers, acquisitions and joint ventures; asset sales, dividends and distributions and repurchase of the Company's capital securities; transactions with affiliates; and changes in the Company's lines of business. The agreement also contains a subjective acceleration clause. The Senior Facility Agreement requires the Company to comply on an annual basis with a consolidated leverage ratio, as defined in the agreement. In addition, the Senior Facility Agreement contains certain customary events of default. As of December 31, 2015, the Company was in compliance with all covenants.

        There were no outstanding borrowings under the Senior Revolving Facility as of December 31, 2014 and 2015. The Company recorded interest expense related to the Senior Revolving Facility, including unused commitment fees, of $0.9 million, $0.9 million and $0.8 million during the years ended December 31, 2013, 2014 and 2015, respectively.

        There were outstanding borrowings under the Senior Term Loan of $30.0 million as of December 31, 2014 and 2015. As of December 31, 2014 and 2015, the interest rate applicable to the outstanding borrowings under the Senior Term Loan facility was 3.24% and 3.26%, respectively. The Company recorded interest expense related to the Senior Term Loan of $1.3 million during the year ended December 31, 2015.

Revolving Credit Facility

        In February 2012, the Company entered into a revolving credit facility agreement with Korea Development Bank, which, as amended, provided for working capital borrowing capacity in an amount up to $50.0 million, subject to certain limitations. As of December 31, 2014 and 2015, $30.0 million had been made available to the Company. The revolving credit facility matured on February 6, 2016. The

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements (Continued)

applicable interest rate for borrowings under the facility is LIBOR plus a margin of 2.9%. In addition, a commitment fee of 0.6% on the average daily unused portion of the facility is payable in arrears on the January 1, April 1, July 1 and October 1.

        The revolving credit facility is secured by the Company's intra-group intellectual property license agreements and related deposit account. The revolving credit facility agreement requires the Company to comply with certain financial covenants and contains customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers, acquisitions and joint ventures; asset sales, dividends, distributions and repurchase of the Company's capital securities; transactions with affiliates; and changes in the Company's lines of business. In addition, the revolving credit facility agreement contains certain customary events of default. As of December 31, 2015, the Company was in compliance with all covenants.

        There were outstanding borrowings under the revolving credit facility of $5.0 million and $24.0 million as of December 31, 2014 and 2015, respectively. The Company's additional borrowing capacity under the revolving credit facility was $25.0 million and $6.0 million as of December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the weighted average interest rate applicable to the outstanding borrowings under the revolving credit facility was 3.07% and 3.27%, respectively. The Company recorded interest expense related to the revolving credit facility, including unused commitment fees, of $0.5 million, $0.9 million and $0.6 million during the years ended December 31, 2013, 2014 and 2015, respectively.

Working Credit Facility (Canada)

        In February 2013, the Company entered into a working credit facility agreement arranged by Wells Fargo N.A., Canadian Branch, which provides for borrowings of up to the lesser of (a) C$25 million or (b) the sum of 80% of eligible accounts receivable and 60% of eligible inventory. The working credit facility, as amended, matured on February 1, 2016. The applicable interest rate for borrowings under the facility for Canadian dollar borrowings is CDOR plus a margin of 2.0% or Canadian Prime Rate and for U.S. dollar borrowings is LIBOR plus a margin of 2.0% or U.S. Prime Rate. The facility requires a commitment fee equal to 0.25% of the uncancelled and unutilized portion of the facility as of the preceding fiscal quarter.

        The working credit facility is secured by the accounts receivable, inventory and cash collections of Acushnet Canada, a wholly owned subsidiary of the Company. The working credit facility agreement requires the Company to comply with certain financial covenants and contains customary negative covenants, subject to certain exceptions, including limitations and restrictions on dispositions, liens, dividends, debt, mergers, transactions with affiliates and changes in the Company's lines of business. In addition, the working credit facility agreement contains certain customary events of default. As of December 31, 2015, the Company was in compliance with all covenants.

        There were no outstanding borrowings as of December 31, 2014 and 2015. The Company recorded interest expense related to the working credit facility (Canada), including unused commitment fees, of $0.3 million for each of the years ended December 31, 2013, 2014 and 2015, respectively.

Working Credit Facility (Europe)

        In April 2012, the Company entered into a working credit facility agreement arranged by Wells Fargo Capital Finance (UK) Limited, which provides for borrowings of up to the lesser of

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Debt and Financing Arrangements (Continued)

(a) £30.0 million or (b) the sum of 85% of eligible accounts receivable and 65% of eligible inventory, of which £5.0 million can be used for letters of credit. The working credit facility matures on April 4, 2017. The applicable interest rate for borrowings under the facility is LIBOR plus a margin of 3.0%. The facility includes a commitment fee of 0.375% on the average daily unused portion of the facility. The working credit facility is secured by the accounts receivable, inventory and cash collections of Acushnet Europe Limited, a wholly owned subsidiary of the Company.

        The working credit facility agreement requires the Company to comply with certain financial covenants and contains customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers and acquisitions; asset sales, dividends and distributions: transactions with affiliates; and changes in the Company's lines of business. In addition, the working credit facility agreement contains certain customary events of default. As of December 31, 2015, the Company was in compliance with all covenants.

        There were no outstanding borrowings as of December 31, 2014 and 2015. The Company recorded interest expense related to the working credit facility (Europe), including unused commitment fees, of $0.8 million, $0.7 million and $0.6 million during the years ended December 31, 2013, 2014 and 2015, respectively.

Letters of Credit

        As of December 31, 2014 and 2015, there were outstanding letters of credit totaling $14.1 million and $14.4 million, respectively, of which $5.1 million and $4.0 million was secured, respectively, related to agreements which provided a maximum commitment for letters of credit of $24.2 million.

Available Borrowings

        As of December 31, 2015, the Company had available borrowings under its revolving credit facilities, including the revolving credit facility, Senior Revolving Facility and Canadian and European working credit facilities, of $207.5 million.

Payments of Debt Obligations due by Period

        As of December 31, 2015, principal payments on outstanding long-term debt obligations were as follows:

(in thousands)
Year ending December 31,
2016	$444,064
2017	—
2018	—
2019	—
2020	—
Thereafter	393,030

Total	$837,094

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Financial Instruments

Common Stock Warrants

        On July 29, 2011, the Company issued bonds in the aggregate principal amount of $168.0 million and common stock warrants to purchase an aggregate of 15,120,000 shares of the Company's common stock (Note 9). On January 20, 2012, the Company issued $4.5 million of additional bonds and common stock warrants to purchase 406,431 shares of the Company's common stock (Note 9).

        In July 2013, Fila Korea Ltd. exercised its call option to purchase the second annual installment of 3,105,288 common stock warrants held by the holders of the bonds. On August 7, 2013, Fila Korea Ltd. converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. The Company used the proceeds received from Fila Korea Ltd.'s exercise of common stock warrants to redeem a pro rata share of the outstanding bonds payable.

        In July 2014, Fila Korea Ltd. exercised its call option to purchase the third annual installment of 3,105,288 common stock warrants held by the holders of the bonds. On July 29, 2014, Fila Korea Ltd. converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. The Company used the proceeds received from Fila Korea Ltd.'s exercise of common stock warrants to redeem a pro rata share of the outstanding bonds payable.

        In July 2015, Fila Korea Ltd. exercised its call option to purchase the fourth annual installment of 3,105,288 common stock warrants held by the holders of the bonds. On July 28, 2015, Fila Korea Ltd. converted the warrants into common stock at the conversion price of $11.11 per share, or $34.5 million in the aggregate. The Company used the proceeds received from Fila Korea Ltd.'s exercise of common stock warrants to redeem a pro rata share of the outstanding bonds payable. As of December 31, 2015, 3,105,279 common stock warrants with an exercise price of $11.11 per share were outstanding and are exercisable.

        The common stock warrants are recorded at fair value (Note 11) and included in accrued expenses and other liabilities on the consolidated balance sheet. Changes in the fair value of the common stock warrants are recognized as other (income) expense, net on the consolidated statement of operations.

Foreign Exchange Derivative Instruments

        The Company principally uses financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal derivative financial instruments the Company enters into on a routine basis are foreign exchange forward contracts. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes.

        Foreign exchange contracts are primarily used to hedge purchases denominated in select foreign currencies, thereby limiting currency risk that would otherwise result from changes in exchange rates. The periods of the foreign exchange contracts correspond to the periods of the forecasted transactions, which do not exceed 24 months subsequent to the latest balance sheet date. The effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss) and recognized in the consolidated statement of operations when the hedged item affects earnings. Changes in fair value of all economic hedge transactions are immediately recognized in current period earnings. The primary foreign currency hedge contracts pertain to the U.S. dollar, the Japanese yen, the British pound sterling, the Canadian dollar, the Korean won and the Euro. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding as of December 31, 2015 was $378.8 million.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Financial Instruments (Continued)

        The counterparties to derivative contracts are major financial institutions. The Company assesses credit risk of the counterparties on an ongoing basis.

        The fair values of foreign exchange derivative instruments on the consolidated balance sheets were as follows:

		December 31,
(in thousands)	Balance Sheet Location	2014	2015
Asset derivatives	Other current assets	$22,057	$13,824
	Other noncurrent assets	3,389	790
Liability derivatives	Other current liabilities	365	1,265
	Other noncurrent liabilities	14	331

        The effect of foreign exchange derivative instruments on accumulated other comprehensive income (loss) and the consolidated statements of operations was as follows:

	Gain (Loss) Recognized in OCI
	Year ended December 31,
(in thousands)	2013	2014	2015
Type of hedge
Cash flow	$13,439	$20,619	$14,964

	$13,439	$20,619	$14,964

	Gain (Loss) Recognized in Statement of Operations
	Year ended December 31,
(in thousands)	2013	2014	2015
Location of gain (loss) in statement of operations
Cost of goods sold	$10,671	$9,916	$26,805
Selling, general and administrative expense	3,713	3,271	3,841

	$14,384	$13,187	$30,646

        Based on the current valuation, the Company expects to reclassify net gains of $12.3 million from accumulated other comprehensive income (loss) into cost of goods sold during the next 12 months.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Fair Value Measurements

        Assets and liabilities measured at fair value on a recurring basis were as follows:

	Fair Value Measurements as of December 31, 2014 using:
(in thousands)	Level 1	Level 2	Level 3	Balance Sheet Location
Assets
Rabbi trust	$2,812	$—	$—	Other current assets
Foreign exchange derivative instruments	—	22,057	—	Other current assets
Rabbi trust	12,178	—	—	Other noncurrent assets
Deferred compensation program assets	2,170	—	—	Other noncurrent assets
Foreign exchange derivative instruments	—	3,389	—	Other noncurrent assets

Total assets	$17,160	$25,446	$—

Liabilities
Foreign exchange derivative instruments	$—	$365	$—	Other current liabilities
Common stock warrants	—	—	1,818	Other current liabilities
Deferred compensation program liabilities	2,170	—	—	Other noncurrent liabilities
Foreign exchange derivative instruments	—	14	—	Other noncurrent liabilities

Total liabilities	$2,170	$379	$1,818

	Fair Value Measurements as of December 31, 2015 using:
(in thousands)	Level 1	Level 2	Level 3	Balance Sheet Location
Assets
Rabbi trust	$13,111	$—	$—	Other current assets
Foreign exchange derivative instruments	—	13,824	—	Other current assets
Rabbi trust	1,442	—	—	Other noncurrent assets
Deferred compensation program assets	2,129	—	—	Other noncurrent assets
Foreign exchange derivative instruments	—	790	—	Other noncurrent assets

Total assets	$16,682	$14,614	$—

Liabilities
Foreign exchange derivative instruments	$—	$1,265	$—	Other current liabilities
Common stock warrants	—	—	22,884	Other current liabilities
Deferred compensation program liabilities	2,129	—	—	Other noncurrent liabilities
Foreign exchange derivative instruments	—	331	—	Other noncurrent liabilities

Total liabilities	$2,129	$1,596	$22,884

        During the years ended December 31, 2014 and 2015, there were no transfers between Level 1, Level 2 and Level 3.

        Rabbi trust assets are used to fund certain retirement obligations of the Company. The assets underlying the Rabbi trust are equity and fixed income exchange-traded funds.

        Deferred compensation program assets and liabilities represent a program where select employees can defer compensation until termination of employment. Effective July 29, 2011, this program was

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Fair Value Measurements (Continued)

amended to cease all employee compensation deferrals and provided for the distribution of all previously deferred employee compensation. The program remains in effect with respect to the value attributable to the employer match contributed prior to July 29, 2011.

        Foreign exchange derivative instruments are forward contracts used to hedge currency fluctuations for transactions denominated in a foreign currency. The Company uses the mid-price of foreign exchange forward rates as of the close of business on the valuation date to value each foreign exchange forward contract at each reporting period.

        The Company categorizes the common stock warrants derivative liability as Level 3 as there are significant unobservable inputs used in the underlying valuations. The common stock warrants are valued using the contingent claims methodology.

        The change in Level 3 fair value measurements was as follows:

	Year ended December 31,
(in thousands)	2014	2015
Balance at beginning of year	$3,705	$1,818
Common stock warrant exercise	—	(7,298)
Total (gains)/losses included in earnings	(1,887)	28,364

Balance at end of year	$1,818	$22,884

12. Pension and Other Postretirement Benefits

        The Company has various pension and post-employment plans which provide for payment of retirement benefits, mainly commencing between the ages of 50 and 65, and for payment of certain disability benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and/or earnings. Employer contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied. The Company may make contributions in excess of the legal funding requirements.

        The Company provides postretirement healthcare benefits to certain retirees. Many employees and retirees outside of the United States are covered by government sponsored healthcare programs.

        On November 13, 2015, the Company amended the US pension plan and supplemental executive retirement plan ("SERP") by closing the plans to newly-hired full-time employees who had not yet satisfied the one year service requirement as of January 1, 2016, freezing the accrual of additional benefits on participants who have not attained age 50 with at least 10 years of vesting service, or whose age plus vesting service is less than 70, and shifting benefits for participants who have continued to accrue benefits from the pension plan to the SERP once a cap of $150,000 has been reached. The plans were re-measured in accordance with ASC 715 resulting in a curtailment gain of $2.4 million during the year ended December 31, 2015.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

        The following tables present the change in benefit obligation, change in plan assets, and funded status for the Company's defined benefit and postretirement benefit plans for the years ended December 31, 2014 and 2015:

(in thousands)	Pension Benefits (Underfunded)	Pension Benefits (Overfunded)	Postretirement Benefits
Change in projected benefit obligation (PBO)
Benefit obligation at December 31, 2013	$229,918	$33,346	$24,312
Service cost	12,869	467	1,246
Interest cost	10,427	1,546	1,090
Actuarial (gain) loss	36,419	2,957	(2,484)
Plan amendments	—	—	(1,713)
Participants' contributions	—	186	1,182
Benefit payments	(13,644)	(721)	(2,544)
Foreign currency translation	(967)	(1,783)	—

Projected benefit obligation at December 31, 2014	275,022	35,998	21,089

Accumulated benefit obligation (ABO) at December 31, 2014	220,263	33,657	21,089

Change in plan assets
Fair value of plan assets at December 31, 2013	136,731	41,432	—
Return on plan assets	21,826	1,021	—
Employer contributions	14,602	2,427	1,362
Participants' contributions	—	186	1,182
Benefit payments	(13,644)	(721)	(2,544)
Foreign currency translation	(206)	(2,076)	—

Fair value of plan assets at December 31, 2014	159,309	42,269	—

Funded status (fair value of plan assets less PBO)	$(115,713)	$6,271	$(21,089)

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

(in thousands)	Pension Benefits (Underfunded)	Pension Benefits (Overfunded)	Postretirement Benefits
Change in projected benefit obligation (PBO)
Benefit obligation at December 31, 2014	$275,022	$35,998	$21,089
Service cost	15,515	168	1,060
Interest cost	10,962	1,376	787
Actuarial (gain) loss	199	2,920	(2,228)
Curtailments	(21,567)	—	—
Plan amendments	1,331	—	—
Participants' contributions	—	55	1,068
Benefit payments	(9,203)	(575)	(1,697)
Foreign currency translation	(797)	(1,655)	—

Projected benefit obligation at December 31, 2015	271,462	38,287	20,079

Accumulated benefit obligation (ABO) at December 31, 2015	228,830	36,004	20,079

Change in plan assets
Fair value of plan assets at December 31, 2014	159,309	42,269	—
Return on plan assets	(5,182)	1,838	—
Employer contributions	12,827	2,095	629
Participants' contributions	—	55	1,068
Benefit payments	(9,203)	(575)	(1,697)
Foreign currency translation	(22)	(1,914)	—

Fair value of plan assets at December 31, 2015	157,729	43,768	—

Funded status (fair value of plan assets less PBO)	$(113,733)	$5,481	$(20,079)

        Amounts recognized on the consolidated balance sheets were as follows:

	Pension Benefits		Postretirement Benefits
	December 31,		December 31,
(in thousands)	2014	2015	2014	2015
Prepaid benefit cost	$6,271	$5,481	$—	$—
Current benefit liability	(2,964)	(13,419)	(959)	(844)
Noncurrent benefit liability	(112,749)	(100,314)	(20,130)	(19,235)

Net amount recognized	$(109,442)	$(108,252)	$(21,089)	$(20,079)

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

        The amounts in accumulated other comprehensive income (loss) on the consolidated balance sheets that have not yet been recognized as components of net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	Year ended December 31,			Year ended December 31,
(in thousands)	2013	2014	2015	2013	2014	2015
Net actuarial (gain) loss at beginning of year	$28,401	$(7,892)	$19,878	$551	$(3,269)	$(7,270)
Current year actuarial (gain) loss	(35,487)	28,116	17,835	(3,820)	(2,484)	(2,228)
Amortization of actuarial (gain) loss	(606)	(34)	(1,152)	—	195	490
Curtailment impact	—	—	(19,146)	—	—	—
Prior service cost (credit)	—	—	1,331	—	(1,712)	—
Amortization of prior service cost (credit)	—	—	(22)	—	—	168
Foreign currency translation	(200)	(312)	(350)	—	—	—

Net actuarial (gain) loss at end of year	$(7,892)	$19,878	$18,374	$(3,269)	$(7,270)	$(8,840)

        The expected prior service cost (credit) that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in the next fiscal year is a cost of $0.2 million for the pension plans and a credit of $0.2 million for the postretirement plans. The expected actuarial (gain) loss that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in the next fiscal year is a loss of $0.5 million for the pension plans and a gain of $0.7 million for the postretirement plans.

        Components of net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	Year ended December 31,			Year ended December 31,
(in thousands)	2013	2014	2015	2013	2014	2015
Components of net periodic benefit cost
Service cost	$14,786	$13,336	$15,683	$1,389	$1,246	$1,060
Interest cost	10,899	11,973	12,338	971	1,090	787
Expected return on plan assets	(10,215)	(11,587)	(11,372)	—	—	—
Curtailment gain	—	—	(2,421)	—	—	—
Amortization of net (gain) loss	606	34	1,152	—	(195)	(490)
Amortization of prior service cost (credit)	—	—	22	—	—	(168)

Net periodic benefit cost	$16,076	$13,756	$15,402	$2,360	$2,141	$1,189

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

        The weighted average assumptions used to determine future benefit obligations benefit cost were as follows:

	Pension Benefits		Postretirement Benefits
	2014	2015	2014	2015
Weighted-average assumptions used to determine benefit obligations as of December 31,
Discount rate	3.92%	4.16%	3.90%	4.30%
Rate of compensation increase	4.04%	4.07%	N/A	N/A

        The weighted average assumptions used to determine net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	2013	2014	2015	2013	2014	2015
Weighted-average assumptions used to determine net cost for the year ended December 31,
Discount rate	4.01%	4.73%	3.92%	3.90%	4.80%	3.90%
Expected long-term rate of return on plan assets	6.72%	6.72%	6.15%	N/A	N/A	N/A
Rate of compensation increase	3.99%	4.05%	4.05%	N/A	N/A	N/A

        The assumed healthcare cost trend rates used to determine benefit obligations as of December 31 and net cost for the year ended December 31 were as follows:

	Postretirement Benefits Medical and Prescription Drug
	2013	2014	2015
Healthcare cost trend rate assumed for next year	8.50%	8.00%	5.75/10.00%
Rate that the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	4.50%
Year that the rate reaches the ultimate trend rate	2021	2021	2024

        Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	2014		2015
(in thousands)	One-Percentage Point Increase	One-Percentage Point Decrease	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost	$150	$(131)	$125	$(110)
Effect on postretirement benefit obligation	1,268	(1,127)	1,054	(941)

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

Plan Assets

        Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2014 were as follows:

	Pension Benefits—Plan Assets
(dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category
Individual securities
Fixed income	$1,351	$—	$1,351	$—
Commingled funds
Measured at net asset value	200,228	—	—	—

	$201,579	$—	$1,351	$—

        Pension assets by major category of plan assets and the type of fair value measurement as of December 31, 2015 were as follows:

	Pension Benefits—Plan Assets
(dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset category
Individual securities
Fixed income	$1,520	$—	$1,520	$—
Commingled funds
Measured at net asset value	199,977	—	—	—

	$201,497	$—	$1,520	$—

        Pension assets include fixed income securities and commingled funds. Fixed income securities are valued at daily closing prices or institutional mid-evaluation prices provided by independent industry-recognized pricing sources. Commingled funds are not traded in active markets with quoted prices and as a result, are valued using the net asset values provided by the administrator of the fund. The investments underlying the net asset values are based on quoted prices traded in active markets. In accordance with ASU 2015-07, "Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)", the Company has excluded these investments from the fair value hierarchy.

        The Company's investment strategy is to optimize investment returns through a diversified portfolio of investments, taking into consideration underlying plan liabilities and asset volatility. Asset allocations are based on the underlying liability structure and local regulations. All retirement asset allocations are reviewed periodically to ensure the allocation meets the needs of the liability structure.

        Master trusts were established to hold the assets of the Company's U.S. defined benefit plans. During the year ended December 31, 2014, the U.S. defined benefit plan asset allocation of these trusts

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

targeted a return-seeking investment allocation of 60% to 76% and a liability-hedging investment allocation of 24% to 40%. During the year ended December 31, 2015, the U.S. defined benefit plan asset allocation of these trusts targeted a return-seeking investment allocation of 64% to 76% and a liability-hedging investment allocation of 24% to 36%. Return-seeking investments include equities, real estate, high yield bonds and other instruments. Liability-hedging investments include assets such as corporate and government fixed income securities.

        The Company's future expected blended long-term rate of return on plan assets of 6.23% is determined based on long-term historical performance of plan assets, current asset allocation, and projected long-term rates of return.

Estimated Contributions

        The Company expects to make pension contributions of approximately $26.5 million during 2016 based on current assumptions as of December 31, 2015.

Estimated Future Retirement Benefit Payments

        The following retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

(in thousands)	Pension Benefits	Postretirement Benefits
Year ending December 31,
2016	$26,779	$844
2017	15,453	969
2018	19,332	1,166
2019	18,803	1,319
2020	20,186	1,487
Thereafter	122,915	9,543

Total	$223,468	$15,328

        The estimated future retirement benefit payments noted above are estimates and could change significantly based on differences between actuarial assumptions and actual events and decisions related to lump sum distribution options that are available to participants in certain plans.

International Plans

        Pension coverage for employees of the Company's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit plans. The international pension plans are included in the tables above. As of December 31, 2014 and 2015, the defined benefit plans had total projected benefit obligations of $50.4 million and $53.5 million, respectively, and fair values of plan assets of $43.7 million and $45.4 million, respectively. The majority of the plan assets are invested in equity securities and corporate bonds. The pension expense related to these plans was $1.6 million, $1.2 million and $0.9 million for the years ended December 31, 2013, 2014 and 2015, respectively. The expected actuarial loss that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in the next fiscal year is $0.1 million.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Pension and Other Postretirement Benefits (Continued)

Defined Contribution Plans

        The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Cash contributions related to these plans amounted to $8.4 million, $8.8 million and $9.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

13. Income Taxes

        The components of income before income taxes were as follows:

	Year Ended December 31,
(in thousands)	2013	2014	2015
Domestic operations	$15,023	$2,814	$4,784
Foreign operations	26,440	39,252	27,366

Income before income taxes	$41,463	$42,066	$32,150

        The following table represents a reconciliation of income taxes at the 35% federal statutory income tax rate to income tax expense as reported:

	Year ended December 31,
(in thousands)	2013	2014	2015
Income tax expense computed at federal statutory income tax rate	$14,512	$14,723	$11,252
Foreign taxes, net of credits	(7,014)	2,835	418
Net adjustments for uncertain tax positions	27	525	4,731
State and local taxes	(550)	(1,659)	(1,108)
Equity appreciation rights	—	—	693
Indemnified taxes	—	—	(1,106)
Fair value adjustment for common stock warrants	721	268	10,853
State valuation allowance	10,510	2,476	7,872
Deferred charge	1,925	(1,491)	807
Tax credits	(1,813)	(2,176)	(7,003)
Miscellaneous other, net	(1,168)	1,199	585

Income tax expense as reported	$17,150	$16,700	$27,994

Effective income tax rate	41.4%	39.7%	87.1%

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

        The Company's unrecognized tax benefits represent tax positions for which reserves have been established. The following table represents a reconciliation of the activity related to the unrecognized tax benefits, excluding accrued interest and penalties:

	Year ended December 31,
(in thousands)	2013	2014	2015
Unrecognized tax benefits at beginning of year	$4,415	$4,451	$8,845
Gross additions—prior year tax positions	665	—	3,045
Gross additions—current year tax positions	—	4,798	1,605
Gross reductions—prior year tax positions	(648)	(357)	(333)
Impact of change in foreign exchange rates	19	(47)	(42)

Unrecognized tax benefits at end of year	$4,451	$8,845	$13,120

        For the years ended December 31, 2013, 2014 and 2015, the unrecognized tax benefits of $4.5 million, $8.8 million and $13.1 million, respectively, would affect the Company's effective tax rate if recognized. The Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

        As of December 31, 2013, 2014 and 2015, the Company had unrecognized tax benefits included in the amounts above of $4.0 million, $3.7 million and $4.2 million, respectively, related to periods prior to the Company's acquisition of Acushnet Company and as such, are indemnified by Beam.

        For the years ended December 31, 2013, 2014 and 2015, the Company recognized a liability of $1.3 million, $1.5 million and $1.9 million, respectively for interest and penalties, of which $1.2 million, $1.4 million and $1.6 million is indemnified by Beam.

        Prior to the Company's acquisition of Acushnet Company, Acushnet Company or its subsidiaries filed certain combined tax returns with Beam. Those and other subsidiaries' income tax returns are periodically examined by various tax authorities. Beam is responsible for managing United States tax audits related to periods prior to July 29, 2011. Acushnet Company is obligated to support these audits and is responsible for managing all non-U.S. audits. As of December 31, 2015, the U.S. Internal Revenue Service continued to perform its examination of the 2010 and July 29, 2011 Acushnet Company federal income tax returns that were filed as part of the Beam consolidated federal income tax returns.

        The Company and certain subsidiaries have tax years that remain open and are subject to examination by tax authorities in the following major taxing jurisdictions: United States for years after July 31, 2011, Canada for years after 2010, Japan for years after 2011, Korea for years after 2008, and the United Kingdom for years after 2010. The Company files income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statute of limitations from three to four years. Various states and local income tax returns are currently in the process of examination. These examinations are unlikely to result in any significant changes to the amounts of unrecognized tax benefits on the consolidated balance sheet as of December 31, 2015.

        The Company's income tax expense includes a tax benefit of $3.7 million and $0.3 million for the years ended December 31, 2013 and 2014, respectively and tax expense of $3.0 million for the year ended December 31, 2015 related to the tax obligations indemnified by Beam. There is an offsetting

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

amount included in other (income) expense, net for the related adjustment to the Beam indemnification asset, resulting in no effect on net income.

        Income tax expense was as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Current expense
United States	$756	$(1,125)	$5,455
Foreign	32,255	29,118	20,351

Current income tax expense (benefit)	33,011	27,993	25,806

Deferred expense
United States	(11,329)	(10,425)	(152)
Foreign	(4,532)	(868)	2,340

Deferred income tax expense (benefit)	(15,861)	(11,293)	2,188

Total income tax expense	$17,150	$16,700	$27,994

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

        The components of net deferred tax assets (liabilities) were as follows:

	December 31,
(in thousands)	2014	2015
Deferred tax assets
Compensation and benefits	$23,586	$24,736
Equity appreciation rights	45,603	62,679
Pension and other postretirement benefits	40,291	39,268
Inventories	6,904	7,011
Accounts receivable	2,828	3,790
Customer sales incentives	2,843	2,761
Transaction costs	4,126	3,601
Other reserves	6,663	6,056
Interest	9,786	5,852
Miscellaneous	636	160
Net operating loss and other tax carryforwards	47,429	47,557

Gross deferred tax assets	190,695	203,471

Valuation allowance	(13,850)	(20,771)

Total deferred tax assets	176,845	182,700

Deferred tax liabilities
Property, plant and equipment	(10,237)	(15,043)
Identifiable intangible assets	(34,487)	(38,075)
Foreign exchange derivative instruments	(6,603)	(3,600)
Miscellaneous	(1,167)	(829)

Total deferred tax liabilities	(52,494)	(57,547)

Net deferred tax asset	$124,351	$125,153

        As of December 31, 2014 and 2015, the Company had state net operating loss (NOL) carryforwards of $83.0 million and $103.0 million, respectively. These NOL carryfowards expire between 2017 and 2035. As of December 31, 2014 and 2015, the Company had foreign tax credit carryforwards of $41.9 million and $37.9 million, respectively. These foreign tax credits will begin to expire in 2022.

        Changes in the valuation allowance for deferred tax assets were as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Valuation allowance at beginning of year	$—	$10,510	$13,850
Increases recorded to income tax provision	10,510	3,340	6,921

Valuation allowance at end of year	$10,510	$13,850	$20,771

        The changes in the valuation allowance were primarily related to the increase in the state tax deferred tax assets that the Company has determined are not more-likely-than-not realizable. In determining the realizability of these assets, the Company considered numerous factors including

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

historical profitability, the character and estimated future taxable income, prudent and feasible tax planning strategies, and the industry in which it operates. The utilization of the Company's net U.S. state deferred tax assets is dependent on future U.S. state taxable earnings, which cannot be projected with certainty at this time.

        In connection with the acquisition of Acushnet Company, the Company has determined that its undistributed earnings for most of its foreign subsidiaries are not permanently reinvested and has provided deferred income taxes in connection with the anticipated repatriation.

14. Interest Expense and Other (Income) Expense, Net

        The components of interest expense, net were as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Interest expense—related party	$40,276	$37,960	$35,420
Interest expense—third party	28,443	26,493	26,567
Interest income—third party	(570)	(924)	(1,693)

Total interest expense, net	$68,149	$63,529	$60,294

        The components of other (income) expense, net were as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
(Gain) loss on fair value of common stock warrants	$(976)	$(1,887)	$28,364
Indemnification (gains) losses	6,345	1,386	(3,007)
Other gains	(84)	(847)	(218)

Total other (income) expense, net	$5,285	$(1,348)	$25,139

15. Redeemable Convertible Preferred Stock

        The Company has issued Series A redeemable convertible preferred stock ("Series A preferred stock"). As of December 31, 2014 and 2015, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 1,838,027 shares of $0.001 par value preferred stock. Given that certain redemption features of the preferred stock are not solely within the control of the Company, the Series A preferred stock is classified outside of stockholders' equity. The Series A preferred stock is only redeemable upon a change in control.

        In 2011 and 2012 the Company issued 1,838,027 shares of Series A preferred stock with an aggregate fair value of $131.0 million upon issuance.

Voting Rights

        The holders of the Series A preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Holders of all Series A preferred stock have the right to cast the number of votes equal to the number of shares of common stock into

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Redeemable Convertible Preferred Stock (Continued)

which the Series A preferred stock could convert on the record date for determination of stockholders entitled to vote.

        Additionally, the vote or consent of holders of at least 90% of the Series A preferred stock, voting together as a single class, is required for any amendment of the certificate of incorporation if the amendment adversely affects these holders.

Dividends

        The holders of the Series A preferred stock are entitled to receive cumulative dividends at a rate of 7.5% per year of the Original Issue Price (as defined below) when, as and if declared by the board of directors. The dividends accrue on a daily basis and are payable semi-annually. All unpaid dividends compound annually at a rate of 7.5% per year. These dividends shall be in preference to dividends to the holders of common stock. The Original Issue Price is $100 per share of Series A preferred stock.

        The holders of Series A preferred stock are also entitled to receive, on an as-converted basis, a pro rata portion of any additional dividends declared or paid.

        The Company declared and paid dividends to the holders of the Series A preferred stock of $13.9 million, $13.8 million and $13.7 million during the years ended December 31, 2013, 2014 and 2015, respectively. Cumulative undeclared dividends as of December 31, 2014 and 2015 were $5.8 million in each year.

Liquidation Preference

        In the event of any liquidation, voluntary or involuntary, dissolution or winding up of the Company, the holders of Series A preferred stock are entitled to receive, prior and in preference to any distribution to the holders of the common stock, an amount equal to the greater of the Original Issue Price plus any accrued but unpaid dividends thereon or such amount per share that would be payable if all shares of Series A preferred stock converted into common stock. In the event that proceeds are not sufficient to permit payment in full to these holders, the proceeds will be ratably distributed among the holders of the Series A preferred stock.

        As of December 31, 2014 and 2015, the Series A preferred stock had a liquidation preference of $212.5 million and $197.7 million, respectively.

Conversion

        Each share of Series A preferred stock is convertible into common stock at the option of the stockholder at any time after the date of issuance and until July 29, 2021. Each share of Series A preferred stock will be converted into shares of common stock at the applicable Series A preferred stock conversion ratio.

        The conversion ratio of Series A preferred stock is determined by dividing the Original Issue Price by the conversion price. The conversion price is $11.11 per share of Series A preferred stock and is subject to adjustment in the event of any deemed issuance of additional shares of common stock for no consideration or for consideration per share less than the Series A preferred stock conversion price, stock dividend, stock split, combination or other similar recapitalization with respect to the Series A preferred stock.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Redeemable Convertible Preferred Stock (Continued)

Reissuance

        Shares of Series A preferred stock that are redeemed or converted will be canceled and retired and cannot be reissued by the Company.

16. Common Stock

        As of December 31, 2014 and 2015, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 78,193,494 shares of $0.001 par value common stock. The voting, dividend and liquidation rights of the holders of the Company's common stock are subject to and qualified by rights, powers and preferences of the holders of the Series A preferred stock set forth in Note 15.

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Common shareholders are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Series A preferred stock equivalent to the dividend amount they would receive if each preferred share were converted into common stock. The Company may not pay dividends to common shareholders until all dividends accrued or declared but unpaid on the Series A preferred stock have been paid in full. No dividends have been declared to date.

        As of December 31, 2014 and 2015, the Company had reserved 32,382,900 shares and 28,827,531 shares, respectively, of common stock for the conversion of outstanding shares of Series A preferred stock (Note 15), the exercise of outstanding stock options and number of shares remaining available for grant under the Company's 2011 Equity Incentive Plan (Note 17) and the exercise of common stock warrants (Note 9).

17. Equity Incentive Plans

        The Company's 2011 Equity Incentive Plan, as amended, (the "2011 Plan") provides for the Company to sell or issue restricted common stock, or to grant stock options, equity appreciation rights, restricted stock units or performance awards, to employees, members of the board of directors and consultants of the Company. The 2011 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the term of the stock option may not be greater than ten years.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Equity Incentive Plans (Continued)

Stock Options

        The total number of shares of common stock that may be issued under the 2011 Plan was 1,328,148 shares as of December 31, 2015. Prior to 2013, the Company issued options to purchase 1,328,148 shares of common stock with a weighted-average exercise price of $9.90 per share to an executive officer as replacement awards in connection with a business combination. These awards were fully vested at the time of issuance.

        The following table summarizes the Company's stock option activity since December 31, 2013:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2013	799,452	$9.39	1.9 years	$(1,616)
Exercised	(349,371)	10.98		(1,001)

Outstanding at December 31, 2014	450,081	8.34	1.9 years	(4)
Exercised	(450,081)	8.34		2,301

Outstanding at December 31, 2015	—

        During the years ended December 31, 2013, 2014 and 2015 the Company did not issue any restricted stock and did not grant any stock options, restricted stock units or performance awards. As a result of a modification of the stock options, the Company recorded share-based compensation expense of $3.4 million, $2.0 million and $5.8 million related to outstanding stock options during the years ended December 31, 2013, 2014 and 2015, respectively.

Equity Appreciation Rights

        Effective January 1, 2012, the Company's board of directors adopted the equity appreciation rights plan ("EAR Plan") in order to compensate certain key employees. Awards under the plan vest, subject to continued service by the award recipient, as follows: 40% of award based on the recipient's continued service with the Company through December 31, 2015, 30% of the award based on the Company's achievement of a specified target EBITDA, and 30% of the award based on the Company's achievement of specified internal rates of return. Prior to the completion of a qualified public offering, vested awards under the EAR Plan are payable in cash upon the first to occur of (i) a qualifying termination, (ii) a sale of the Company or (iii) the expiration date of the award. In the event that the Company completes a qualified initial public offering, the Company may determine at its discretion to settle up to 50% of the amount payable under each award in shares of the Company's common stock.

        During 2012, the Company granted an aggregate of 8,901,000 EARs with a weighted-average strike price of $11.12 to certain key employees. There was no intrinsic value at the date of grant. Each EAR vests over a four year period as follows: 40% of award based on the recipient's continued service with the Company through December 31, 2015, 30% of the award based on the Company's achievement of a specified target EBITDA and 30% of the award based on the Company's achievement of specified internal rates of return.

        During 2015, the Company granted an aggregate of 279,000 EARs with a weighted-average strike price of $20.53 to certain key employees. There was no intrinsic value at the date of grant. Each EAR

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Equity Incentive Plans (Continued)

vests retroactively based on the effective date of January 1, 2012 and over the remaining term as follows: 40% of award based on the recipient's continued service with the Company through December 31, 2015, 30% of the award based on the Company's achievement of a specified target EBITDA and 30% of the award based on the Company's achievement of specified internal rates of return.

        The following table summarizes the Company's EAR activity since December 31, 2013:

	Number of Awards	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2013	8,901,000	$11.12	3 years	$146,714
Granted	—	—		—

Outstanding at December 31, 2014	8,901,000	$11.12	2 years	166,795
Granted	279,000	20.53		—

Outstanding at December 31, 2015	9,180,000	$11.40	1 year	171,712

Vested at December 31, 2015	9,180,000	$11.40	1 year	171,712
Awards exercisable at December 31, 2015	9,180,000	$11.40	1 year	171,712

        The EAR awards are re-measured using the intrinsic value method at each reporting period based on a projection of the Company's future common stock equivalent value. The common stock equivalent value is based on an estimate of the Company's EBITDA multiplied by a defined multiple, and divided by the expected number of common shares outstanding. The intrinsic value is the calculated common stock equivalent value per share compared to the per share exercise price. Effective October 17, 2014, the Company amended the EAR Plan such that (i) payments for vested awards resulting from a qualified termination of the award recipient are determined based on the Company's EBITDA for the fiscal year prior to such termination and (ii) payments for vested awards resulting from an expiration of the award are determined based on the greater of the Company's EBITDA for the year ended December 31, 2015, the Company's EBITDA for the year ending December 31, 2016, or in the case of a qualified initial public offering prior to December 31, 2016, the value of the Company's publicly-traded common stock.

        For the years ended December 31, 2013, 2014 and 2015, the Company recorded share-based compensation expense of $28.3 million, $50.7 million and $45.8 million, respectively, related to outstanding EARs. The liability related to the EAR Plan was $122.0 million as of December 31, 2014 and was recorded within other noncurrent liabilities on the consolidated balance sheet. The liability related to the EAR Plan was $169.6 million as of December 31, 2015, of which $24.2 million was recorded within accrued compensation and benefits and $145.4 million was recorded within other noncurrent liabilities on the consolidated balance sheet.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Equity Incentive Plans (Continued)

        The allocation of share-based compensation expense attributed to EARs and stock options in the consolidated statement of operations was as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Cost of goods sold	$437	$765	$670
Selling, general and administrative expense	29,969	49,631	48,377
Research and development	1,313	2,294	2,556

Income before income taxes	$31,719	$52,690	$51,603

18. Accumulated Other Comprehensive Income (Loss), Net of Tax

        Accumulated other comprehensive income (loss), net of tax consists of foreign currency translation adjustments, unrealized gains and losses from foreign exchange derivative instruments designated as cash flow hedges, unrealized gains and losses from available-for-sale securities and pension and other postretirement adjustments.

        The components of and changes in accumulated other comprehensive income (loss), net of tax, were as follows:

(in thousands)	Foreign Currency Translation Adjustments	Gains on Foreign Exchange Derivative Instruments	Gains on Available- for-Sale Securities	Pension and Other Postretirement Adjustments	Accumulated Other Comprehensive Income (Loss)
Balances at December 31, 2013	$(27,871)	$8,078	$1,562	$6,917	$(11,314)
Other comprehensive income (loss) before reclassifications	(23,106)	19,009	455	(16,025)	(19,667)
Amounts reclassified from accumulated other comprehensive loss	—	(9,916)	—	(161)	(10,077)

Balances at December 31, 2014	(50,977)	17,171	2,017	(9,269)	(41,058)
Other comprehensive income (loss) before reclassifications	(19,042)	18,800	(513)	868	113
Amounts reclassified from accumulated other comprehensive loss	—	(26,805)	—	516	(26,289)

Balances at December 31, 2015	$(70,019)	$9,166	$1,504	$(7,885)	$(67,234)

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Net Income (loss) per Common Share

        The following is a computation of basic and diluted net income (loss) per common share attributable to Acushnet Holdings Corp. under the two-class method:

	Year ended December 31,
(in thousands, except share and per share amounts)	2013	2014	2015
Net income (loss) attributable to Acushnet Holdings Corp.	$19,636	$21,557	$(966)
Less: dividends paid to preferred shareholders	(8,045)	(8,045)	(8,045)
Less: accruing of cumulative dividends	(5,740)	(5,740)	(5,740)
Less: allocation of undistributed earnings to preferred shareholders	(3,225)	(3,866)	—

Net income (loss) attributable to common stockholders	$2,626	$3,906	$(14,751)

Net income (loss) per common share attributable to Acushnet Holdings Corp.—basic and diluted	$0.19	$0.23	$(0.74)
Weighted average number of common shares—basic and diluted	13,471,308	16,716,825	19,939,293

        The Company's potential dilutive securities for the years ended December 31, 2013, 2014 and 2015 include redeemable convertible preferred stock, stock options, warrants to purchase common stock and convertible notes. Diluted net income per common share attributable to Acushnet Holdings Corp. is the same as basic net income per common share attributable to Acushnet Holdings Corp. for the years ended December 31, 2013 and 2014 because the effect of the potential dilutive securities was determined to be anti-dilutive. For the year ended December 31, 2015, the diluted net loss per common share attributable to Acushnet Holdings Corp. is the same as basic net loss per common share attributable to Acushnet Holdings Corp. as the impact of the potential dilutive securities was determined to be anti-dilutive due to the Company being in a net loss position.

        The following securities have been excluded from the calculation of diluted weighted-average common shares outstanding as their impact was determined to be anti-dilutive:

	Year ended December 31,
	2013	2014	2015
Series A preferred stock	16,542,243	16,542,243	16,542,243
Stock options	—	—	1,089
Warrants to purchase common stock	—	—	4,891,887
Convertible notes	32,624,820	32,624,820	32,624,820

20. Unaudited Pro Forma Net Income per Common Share

        The unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. for the year ended December 31, 2015 gives effect to the automatic conversion, arising prior to a qualified initial public offering, of all shares of Series A preferred stock and the principal of the convertible notes that are outstanding as of December 31, 2015. The calculation of unaudited pro forma net income per common share attributable to Acushnet Holdings Corp. has been prepared to give effect to the conversion as if the proposed initial public offering occurred on January 1, 2015.

        The unaudited pro forma net income attributable to Acushnet Holdings Corp. used in the calculation of unaudited basic and diluted pro forma net income per common share attributable to

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Unaudited Pro Forma Net Income per Common Share (Continued)

Acushnet Holdings Corp. for the year ended December 31, 2015 does not include the effects of the payment or cumulative dividends on the Series A preferred stock or interest expense related to the convertible notes for the year ended December 31, 2015.

        The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. for the year ended December 31, 2015 includes 49,167,063 shares of common stock resulting from the automatic conversion.

        The unaudited pro forma diluted net income per common share attributable to Acushnet Holdings Corp. for the year ended December 31, 2015 also gives effect to any potentially dilutive securities.

        Unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. was calculated as follows:

(in thousands, except share and per share amounts)	Pro forma 2015
Net loss attributable to Acushnet Holdings Corp.	$(966)
Pro forma adjustment to add interest on convertible notes, net of tax	17,672

Net income used to compute pro forma net income per common share attributable to Acushnet Holdings Corp.	$16,706

Weighted average number of common shares:
Basic	19,939,293
Pro forma adjustment to reflect conversion of preferred shares	16,542,243
Pro forma adjustment to reflect conversion of convertible notes	32,624,820

Used in calculating basic pro forma net income per common share attributable to Acushnet Holdings Corp.	69,106,356

Diluted	19,939,293
Pro forma adjustment to reflect conversion of preferred shares	16,542,243
Pro forma adjustment to reflect conversion of convertible notes	32,624,820
Pro forma adjustment to reflect dilutive effect of stock options	1,089

Used in calculating diluted pro forma net income per common share attributable to Acushnet Holdings Corp.	69,107,445

Pro forma net income per common share attributable to Acushnet Holdings Corp.:
Basic	$0.24
Diluted	$0.24

21. Segment Information

        The Company's operating segments are based on how the Chief Operating Decision Maker ("CODM") makes decisions about assessing performance and allocating resources. The Company has four reportable segments that are organized on the basis of product categories. These segments include Titleist golf balls, Titleist golf clubs, Titleist golf gear and FootJoy golf wear.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Segment Information (Continued)

        The CODM primarily evaluates performance using segment operating income. Segment operating income includes directly attributable expenses and certain shared costs of corporate administration that are allocated to the reportable segments, but excludes interest expense, net; EAR expense; gains and losses on the fair value of common stock warrants; and other non-operating gains and losses as the Company does not allocate these to the reportable segments. The CODM does not evaluate a measure of assets when assessing performance.

        Results shown for fiscal years 2013, 2014 and 2015 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no intersegment transactions.

        Information by reportable segment and a reconciliation to reported amounts are as follows:

	Year ended December 31,
(in thousands)	2013	2014	2015
Net sales
Titleist golf balls	$551,741	$543,843	$535,465
Titleist golf clubs	395,704	422,383	388,304
Titleist golf gear	117,015	127,875	129,408
FootJoy golf wear	395,846	421,632	418,852
Other	16,913	21,877	30,929

Total net sales	$1,477,219	$1,537,610	$1,502,958

Segment operating income
Titleist golf balls	$69,878	$68,489	$92,507
Titleist golf clubs	40,792	45,845	33,593
Titleist golf gear	14,922	16,485	12,170
FootJoy golf wear	23,109	28,639	26,056
Other	(3,123)	(1,759)	4,056

Total segment operating income	145,578	157,699	168,382
Reconciling items:
Interest expense, net	(68,149)	(63,529)	(60,294)
EAR expense	(28,258)	(50,713)	(45,814)
Gain (loss) on fair value of common stock warrants	976	1,887	(28,364)
Other	(8,684)	(3,278)	(1,760)

Total income (loss) before income tax	$41,463	$42,066	$32,150

Depreciation and amortization
Titleist golf balls	$24,853	$27,726	$26,962
Titleist golf clubs	6,767	7,172	7,060
Titleist golf gear	1,374	1,446	1,368
FootJoy golf wear	5,787	5,948	5,540
Other	642	867	772

Total depreciation and amortization	$39,423	$43,159	$41,702

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Segment Information (Continued)

        Information as to the Company's operations in different geographical areas is presented below. Net sales are categorized based on the location in which the sale originates. Long-lived assets (property, plant and equipment) are categorized based on their location of domicile.

	Year ended December 31,
(in thousands)	2013	2014	2015
Net sales
United States	$769,480	$793,328	$805,470
EMEA(1)	195,291	216,531	201,106
Japan	196,957	195,762	182,163
Korea	118,957	141,168	144,956
Rest of world	196,534	190,821	169,263

Total net sales	$1,477,219	$1,537,610	$1,502,958

	December 31,
(in thousands)	2013	2014	2015
Long-lived assets
United States	$177,608	$172,709	$168,459
EMEA	10,480	9,725	9,423
Japan	1,674	1,143	767
Korea	3,426	3,058	1,726
Rest of world(2)	84,479	79,957	74,519

Total long-lived assets	$277,667	$266,592	$254,894

(1)
Europe, the Middle East and Africa ("EMEA")

(2)
Includes manufacturing facilities in Thailand with long lived assets of $67.2 million, $64.6 million and $60.5 million as of December 31, 2013, 2014 and 2015, respectively.

22. Commitments and Contingencies

Purchase Obligations

        During the normal course of its business, the Company enters into agreements to purchase goods and services, including purchase commitments for production materials, finished goods inventory, capital expenditures and endorsement arrangements with professional golfers. The reported amounts exclude those liabilities included in accounts payable or accrued liabilities on the consolidated balance sheet as of December 31, 2015.

        Purchase obligations by the Company as of December 31, 2015 were as follows:

	Payments Due by Period
(in thousands)	2016	2017	2018	2019	2020	Thereafter
Purchase obligations	$126,032	$19,504	$8,422	$1,448	$1,435	$4,749

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Commitments and Contingencies (Continued)

Lease Commitments

        The Company leases certain warehouses, distribution and office facilities, vehicles and office equipment under operating leases.

        The Company has an operating lease for certain vehicles that provides for a residual value guarantee. The lease has a noncancelable lease term of one year and may be renewed annually over the subsequent five years. The Company has the option to terminate the lease at the annual renewal date. Termination of the lease results in the sale of the vehicles and the determination of the residual value. The residual value is calculated by comparing the net proceeds of the vehicles sold to the depreciated value at the end of the renewal period. The Company is not responsible for any deficiency resulting from the net proceeds being less than 20% of the original cost in the first year and 20% of the depreciated value for all subsequent years. The Company believes that this guarantee will not have a significant impact on the consolidated financial statements.

        Future minimum rental payments under noncancelable operating leases as of December 31, 2015 were as follows:

(in thousands)
Year ending December 31,
2016	$13,144
2017	8,402
2018	6,387
2019	3,248
2020	1,091
Thereafter	747

Total minimum rental payments	$33,019

        Total rental expense for all operating leases amounted to $14.5 million, $16.1 million and $15.8 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Contingencies

        In connection with the Company's acquisition of Acushnet Company, Beam indemnified the Company for certain tax related obligations that relate to periods during which Fortune Brands, Inc. owned Acushnet Company. As of December 31, 2015, the Company's estimate of its receivable for these indemnifications is $9.8 million, of which $3.8 million is recorded in other current assets and $6.0 million is recorded in other noncurrent assets on the consolidated balance sheet.

Litigation

Nassau Precision

        On September 10, 2010, Nassau Precision Casting Co., Inc. filed a patent infringement action against Acushnet Company, Cobra Golf Company and Puma North America in the Federal District Court for the Eastern District of New York, seeking unspecified damages. The lawsuit claimed that certain Cobra products infringe claims 1 and 2 of a patent owned by Nassau Precision. Acushnet Company had an obligation to defend and indemnify Cobra and Puma in this action pursuant to a

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Commitments and Contingencies (Continued)

Purchase Agreement between those parties. On April 17, 2013, the District Court granted Acushnet Company's Motion for Summary Judgment on the grounds of noninfringement. Nassau Precision appealed the decision to the Court of Appeals for the Federal Circuit. The Court of Appeals upheld the Summary Judgment decision in Acushnet Company's favor with respect to claim 2, but reversed the District Court's decision with respect to claim 1 and remanded the case to the District Court with further instructions. On April 2, 2015, the District Court granted Acushnet Company's Motion for Summary Judgment with respect to claim 1 on the grounds of non-infringement, which ended the litigation.

Beam

        A dispute has arisen between Acushnet Company and Beam with respect to approximately $16.6 million of value-added tax ("VAT") trade receivables. These receivables were reflected on Acushnet Company's consolidated balance sheet at the time of the Company's acquisition of Acushnet Company. Acushnet Company believes that these VAT trade receivables are assets of the Company; Beam claims that these are tax credits or refunds from the period prior to the acquisition of Acushnet Company which are payable to Beam, pursuant to the terms of the Stock Purchase Agreement that covers the sale of the stock of Acushnet Company. Beam has withheld payments in this amount which the Company believes are payable to Acushnet Company in reimbursement of certain other tax liabilities which existed prior to the acquisition of Acushnet Company. On March 27, 2012, Acushnet Company filed a complaint seeking reimbursement of these funds in the Commonwealth of Massachusetts Superior Court Department, Business Litigation Section and this litigation continues. Each party filed Motions for Summary Judgment, which motions were denied by the Court on July 29, 2015. Trial in this matter commenced on May 31, 2016.

Other Litigation

        In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with the normal conduct of their businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Consequently, the Company is unable to estimate the ultimate aggregate amount of monetary loss, amounts covered by insurance or the financial impact that will result from such matters and has not recorded a liability related to potential losses. The Company believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect on the consolidated financial statements.

23. Subsequent Events

        On January 22, 2016, the Company's board of directors adopted the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan ("2015 Plan") which provides for the Company to grant stock options, stock appreciation rights, restricted shares of common stock, restricted stock units, and other stock-based and cash-based awards to members of the board of directors, officers, employees, consultants and advisors of the Company. The 2015 Plan is administered by the Company's board of directors prior to an initial public offering and the compensation committee following an initial public offering (the board or compensation committee, as applicable, the "Administrator"). The Administrator has the authority to establish the terms and conditions of any award issued or granted under the 2015 Plan. The exercise price per share of stock options may not be less than 100% of the fair market value of the share of

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Subsequent Events (Continued)

common stock on the date of the grant term of the stock option may not be greater than ten years (except for an incentive stock options granted to a 10% stockholder, which shall have an exercise price no less than 110% of the fair market value of the share of common stock on the date of the grant and a term not greater than five years). A total of 6,525,000 authorized shares of the Company's common stock are reserved for issuance under the 2015 Plan. On June 15, 2016, the Company's board of directors approved a grant of multi-year restricted stock units ("RSU") and performance stock units ("PSU") to certain key members of management. The grants were made 50% in RSUs and 50% in PSUs, and represent three years of equity compensation. One-third of the RSUs vest on each January 1 of 2017, 2018 and 2019, and the PSUs cliff-vest on December 31, 2018, subject to the participant's continued employment with the Company and the Company's level of achievement of the applicable cumulative Adjusted EBITDA performance metric (as defined in the award agreement) measured over the three-year performance period. Each PSU reflects the right to receive between 0% and 200% of the target number of shares based on the actual three-year cumulative Adjusted EBITDA. The determination of the target value gave consideration to executive performance, potential future contributions and peer group analysis. The initial fair value of the grant was estimated at $45.0 million.

        On January 29, 2016, the Company received approval from the holders of its outstanding convertible notes and bonds with common stock warrants to defer interest due on February 1, 2016 in the amount of $15.1 million until August 1, 2016 and approval to waive the compounding of such interest. In addition, the Company received approval from the holders of its Series A preferred stock to waive the compounding of interest related to undeclared and unpaid dividends until August 1, 2016.

        On January 29, 2016, the Company amended its working credit facility agreement (Canada) arranged by Wells Fargo, N.A., Canadian Branch to extend the maturity date to July 29, 2016.

        On February 5, 2016, the Company entered into a working capital facility agreement arranged by Wells Fargo Bank, National Association which provides for borrowings up to $30.0 million. The applicable interest rate for borrowings under the facility is daily one-month LIBOR. The working capital facility matures on May 31, 2016. On May 18, 2016, the Company amended its working capital facility agreement to extend the maturity date to July 29, 2016.

        On April 27, 2016, the Company entered into a new senior secured credit facilities agreement arranged by Wells Fargo, National Association, which provides for (i) a $275.0 million multi-currency revolving credit facility, including a $20.0 million letter of credit sub-facility, a C$25.0 million sub-facility for Acushnet Canada Inc., a £20.0 million sub-facility for Acushnet Europe Limited and an alternative currency sublimit of 100.0 million for borrowings in Canadian Dollars, Euros, Pounds Sterling and Japanese Yen, (ii) a $375.0 million term loan A facility, and (iii) a $100.0 million delayed draw term loan A facility. Each credit facility matures on the fifth anniversary of the initial funding under the credit facility. The credit agreement allows for the incurrence of additional term loans or increases to the revolving credit facility in an aggregate principal amount not to exceed (i) $200.0 million plus (ii) an unlimited amount so long as the net Average Secured Leverage ratio (as defined in the new credit agreement) does not exceed 2.00:1.00 on a pro forma basis. The credit agreement contains customary affirmative and restrictive covenants, including, among others, financial covenants based on the Company's leverage and interest coverage ratios. The credit agreement includes customary events of default, the occurrence of which, following any applicable cure period, would permit the administrative agent, on behalf of the lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable.

ACUSHNET HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Subsequent Events (Continued)

        The credit agreement was signed and became effective on April 27, 2016 and the Company expects initial funding under the credit agreement to occur on or around July 29, 2016. The Company expects to use the proceeds of the term loan A facility and a borrowing under the revolving credit facility to repay amounts outstanding under its secured floating rate notes, its existing secured revolving and term loan facility, and certain other secured working capital credit facilities and to pay fees and expenses related to the foregoing. The delayed draw term loan A facility will be available until the date that is one year after the initial funding date to make payments under the Company's EAR Plan, as amended. The credit agreement contains conditions precedent to the Company's ability to receive the proceeds of the term loan A facility and the delayed draw term loan A facility, including that there shall not have occurred a material adverse effect with respect to the Company.

        On May 6, 2016, the Company and each of the holders of the convertible notes and Series A preferred stock entered into an agreement requiring the mandatory conversion of the convertible notes and the shares of the Series A preferred stock into fully paid and nonassessable shares of the Company's common stock. This automatic conversion will occur prior to the closing of a qualified initial public offering. Upon conversion, any calculated fractional shares of the Company's common stock will be paid in cash to each of the holders of the convertible notes and the shares of the Series A preferred stock. In addition, all accrued but unpaid interest on the principal of the convertible notes through the later of August 1, 2016 and the closing of a qualified initial public offering will be paid to each holder of the convertible notes and all accrued but unpaid dividends on the shares of the Series A preferred stock through the later of August 1, 2016 and the closing of a qualified initial public offering will be paid to each holder of the shares of the Series A preferred stock.

        On October 14, 2016, the Company effected a nine-for-one stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for the convertible notes, redeemable convertible preferred stock, and the exercise price for the common stock warrants and the strike price of stock-based compensation. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the common stock warrant exercise price, and convertible notes and redeemable convertible preferred stock conversion ratios.

        The Company has evaluated subsequent events from the balance sheet date through June 17, 2016, the date at which the consolidated financial statements were available to be issued, and with respect to the stock split described above, through October 14, 2016, and determined that there are no other material items to disclose.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share and per share amounts)	December 31, 2015	June 30, 2016	Pro forma June 30, 2016
Assets
Current assets
Cash ($10,029 and $15,064 attributable to the variable interest entity ("VIE"))	$54,409	$75,779	$50,752
Restricted cash	4,725	4,920	4,920
Accounts receivable, net	192,384	303,885	303,885
Inventories ($15,755 and $7,258 attributable to the VIE)	326,359	275,043	275,043
Other assets	93,646	87,742	87,742

Total current assets	671,523	747,369	722,342
Property, plant and equipment, net ($11,147 and $10,857 attributable to the VIE)	254,894	245,416	245,416
Goodwill ($32,312 and $32,312 attributable to the VIE)	181,179	184,419	184,419
Identifiable intangible assets, net	499,494	495,099	495,099
Deferred income taxes	132,265	112,929	112,929
Other assets ($2,738 and $2,728 attributable to the VIE)	19,618	21,903	21,903

Total assets	$1,758,973	$1,807,135	$1,782,108

Liabilities and Equity
Current liabilities
Short-term debt	$441,704	$422,328	$422,328
Accounts payable ($10,250 and $5,890 attributable to the VIE)	89,869	84,521	84,521
Payables to related parties	12,570	27,416	2,389
Accrued taxes	29,432	29,639	29,639
Accrued compensation and benefits ($1,035 and $615 attributable to the VIE)	111,390	224,147	224,147
Accrued expenses and other liabilities ($4,516 and $3,075 attributable to the VIE)	70,626	108,805	108,805

Total current liabilities	755,591	896,856	871,829
Long-term debt and capital lease obligations	394,511	394,632	32,142
Deferred income taxes	7,112	6,295	6,295
Accrued pension and other postretirement benefits ($2,303 and $1,787 attributable to the VIE)	119,549	118,693	118,693
Accrued equity appreciation rights	145,384	—	—
Other noncurrent liabilities ($2,841 and $2,884 attributable to the VIE)	12,284	21,247	21,247

Total liabilities	1,434,431	1,437,723	1,050,206

Commitments and contingencies (Note 16)
Series A redeemable convertible preferred stock, $.001 par value, 1,838,027 shares authorized at December 31, 2015 and June 30, 2016; 1,838,027 shares issued and outstanding at December 31, 2015 and June 30, 2016 actual; liquidation preference of $199,967,266 at June 30, 2016; no shares issued or outstanding, pro forma as of June 30, 2016	131,036	131,036	—

Equity
Common stock, $.001 par value, 78,193,494 shares authorized at December 31, 2015 and June 30, 2016; 21,821,256 shares issued and outstanding at December 31, 2015 and June 30, 2016 actual; 70,988,319 shares issued and outstanding, pro forma as of June 30, 2016	22	22	71
Additional paid-in capital	309,110	310,074	803,551
Accumulated other comprehensive loss, net of tax	(67,234)	(74,350)	(74,350)
Retained deficit	(81,647)	(29,578)	(29,578)

Total equity attributable to Acushnet Holdings Corp.	160,251	206,168	699,694
Noncontrolling interests	33,255	32,208	32,208

Total equity	193,506	238,376	731,902

Total liabilities and equity	$1,758,973	$1,807,135	$1,782,108

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Six Months Ended June 30,
(in thousands, except share and per share amounts)	2015	2016
Net sales	$862,874	$902,995
Cost of goods sold	409,929	443,754

Gross profit	452,945	459,241
Operating expenses
Selling, general and administrative	313,007	306,771
Research and development	22,628	22,823
Intangible amortization	3,313	3,303
Restructuring charges	—	642

Income from operations	113,997	125,702
Interest expense, net	30,530	28,404
Other (income) expense, net	9,934	3,838

Income before income taxes	73,533	93,460
Income tax expense	36,919	39,438

Net income	36,614	54,022
Less: Net income attributable to noncontrolling interests	(3,158)	(1,953)

Net income attributable to Acushnet Holdings Corp.	33,456	52,069

Accruing of cumulative dividends	(6,836)	(6,855)
Allocation of undistributed earnings to preferred shareholders	(12,548)	(19,496)

Net income attributable to common shareholders—basic	14,072	25,718
Adjustments to net income for dilutive securities	12,679	15,700

Net income attributable to common shareholders—diluted	$26,751	$41,418

Net income per common share attributable to Acushnet Holdings Corp.:
Basic	$0.76	$1.18
Diluted	$0.52	$0.76
Weighted average number of common shares:
Basic	18,551,790	21,821,256
Diluted	51,265,755	54,449,955
Pro forma net income per common share attributable to Acushnet Holdings Corp.—basic and diluted		$0.86
Pro forma weighted average number of common shares:
Basic		70,988,319
Diluted		70,992,198

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Six Months Ended June 30,
(in thousands)	2015	2016
Net income	$36,614	$54,022

Other comprehensive income (loss)
Foreign currency translation adjustments	(6,331)	12,181

Foreign exchange derivative instruments
Unrealized holding gains (losses) arising during period	6,444	(23,625)
Reclassification adjustments included in net income	(17,319)	(7,757)
Tax benefit	3,008	11,130

Foreign exchange derivative instruments, net	(7,867)	(20,252)

Available-for-sale securities
Unrealized holding losses arising during period	(182)	(148)
Tax benefit	66	56

Available-for-sale securities, net	(116)	(92)

Pension and other postretirement benefits adjustments
Net gain (loss) arising during period	(1,487)	1,173
Tax benefit (expense)	510	(126)

Pension and other postretirement benefits adjustments, net	(977)	1,047

Total other comprehensive loss	(15,291)	(7,116)

Comprehensive income	21,323	46,906
Less: Comprehensive income attributable to noncontrolling interests	(3,158)	(1,953)

Comprehensive income attributable to Acushnet Holdings Corp.	$18,165	$44,953

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
(in thousands)	2015	2016
Cash flows from operating activities
Net income	$36,614	$54,022
Adjustments to reconcile net income to cash used in operating activities
Depreciation and amortization	21,270	20,550
Unrealized foreign exchange gain (loss)	591	(733)
Amortization of debt issuance costs	2,830	2,512
Amortization of discount on bonds payable	471	282
Change in fair value of common stock warrants	14,778	6,112
Share-based compensation	1,914	964
Loss on disposals of property, plant and equipment	74	66
Deferred income taxes	19,532	29,816
Changes in operating assets and liabilities
Accounts receivable	(112,857)	(102,464)
Inventories	21,826	55,875
Accounts payable	(15,068)	(5,598)
Accrued taxes	6,824	(1,816)
Accrued expenses and other liabilities	2,817	130,873
Other assets	(12,360)	(3,993)
Other noncurrent liabilities	30,818	(145,828)
Interest due to related parties	15,996	14,847

Cash flows provided by operating activities	36,070	55,487

Cash flows from investing activities
Additions to property, plant and equipment	(10,409)	(8,116)
Change in restricted cash	1,338	(40)

Cash flows used in investing activities	(9,071)	(8,156)

Cash flows from financing activities
Increase (decrease) in short-term borrowings, net	(3,076)	5,867
Repayment of senior term loan facility		(30,000)
Debt issuance costs	—	(663)
Dividends paid to noncontrolling interests	(1,800)	(3,000)

Cash flows used in financing activities	(4,876)	(27,796)

Effect of foreign exchange rate changes on cash	(1,144)	1,835

Net increase (decrease) in cash	20,979	21,370
Cash, beginning of year	47,667	54,409

Cash, end of period	$68,646	$75,779

Supplemental information
Non-cash additions to property, plant and equipment	$131	$690

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ACUSHNET HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND EQUITY (UNAUDITED)

								Total Stockholders' Equity Attributable to Acushnet Holdings Corp.
	Redeemable Convertible Preferred Stock
			Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Retained Deficit		Noncontrolling Interest	Total Equity
(in thousands)	Shares	Amount	Shares	Amount
Balances at December 31, 2015	1,838	$131,036	21,821	$22	$309,110	$(67,234)	$(81,647)	$160,251	$33,255	$193,506
Net income	—	—	—	—	—	—	52,069	52,069	1,953	54,022
Other comprehensive loss	—	—	—	—	—	(7,116)	—	(7,116)	—	(7,116)
Stock-based compensation expense	—	—	—	—	964	—	—	964	—	964
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	(3,000)	(3,000)

Balances at June 30, 2016	1,838	$131,036	21,821	$22	$310,074	$(74,350)	$(29,578)	$206,168	$32,208	$238,376

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of Acushnet Holdings Corp. (the Company), its wholly owned subsidiaries and a VIE in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

        Certain information in footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented in accordance with the rules and regulations of the Securities and Exchange Commission and U.S. GAAP. In the opinion of management, the financial statements contain all normal and recurring adjustments necessary to state fairly the financial position and results of operations of the Company. The consolidated balance sheet as of December 31, 2015 is derived from the audited consolidated balance sheet for the year then ended. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for the full year ended December 31, 2016, nor were those of the comparable 2015 period representative of those actually experienced for the full year ended December 31, 2015. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015 and the related notes thereto included elsewhere in this prospectus.

Use of Estimates

        The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and judgments that affect reported amounts of assets, liabilities, stockholders' equity, net sales and expenses, and the disclosure of contingent assets and liabilities in its consolidated financial statements. Actual results could differ from those estimates.

Variable Interest Entities

        VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities independently, or (ii) have equity holders that do not have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. The Company consolidates a VIE when it is the primary beneficiary, which is the party that has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) through its interests in the VIE, the obligation to absorb expected losses or the right to receive expected benefits from the VIE that could potentially be significant to the VIE.

        The Company consolidates the accounts of Acushnet Lionscore Limited, a VIE which is 40% owned by the Company. The sole purpose of the VIE is to manufacture the Company's golf footwear and as such, the Company is deemed to be the primary beneficiary as defined by Accounting Standards Codification ("ASC") 810. The Company has presented separately on its consolidated balance sheets, to the extent material, the assets of its consolidated VIE that can only be used to settle specific obligations of its consolidated VIE and the liabilities of its consolidated VIE for which creditors do not have recourse to its general credit. The general creditors of the VIE do not have recourse to the Company. Certain directors of the noncontrolling entities have guaranteed the credit lines of the VIE, for which there were no outstanding borrowings as of December 31, 2015 and June 30, 2016. In

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (Continued)

addition, pursuant to the terms of the agreement governing the VIE, the Company is not required to provide financial support to the VIE.

Unaudited Pro Forma Financial Information

        The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2016 has been prepared to give effect, prior to the closing of a qualified initial public offering, to the automatic conversion of all of the outstanding convertible notes into an aggregate of 32,624,820 shares of common stock, the payment in cash of accrued and unpaid interest of $25.0 million on the convertible notes and the automatic conversion of all of the outstanding shares of the Series A redeemable convertible preferred stock into an aggregate of 16,542,243 shares of common stock as if the proposed initial public offering had occurred on June 30, 2016.

        In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2016 has been prepared to give effect, prior to the closing of a qualified initial public offering, to the automatic conversion of all the outstanding convertible notes into shares of common stock and the automatic conversion of all the outstanding shares of Series A redeemable convertible preferred stock into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2015 or the issuance date.

Accounts Receivable

        As of December 31, 2015 and June 30, 2016, the allowance for doubtful accounts was $12.4 million and $13.8 million, respectively.

Recently Adopted Accounting Standards

Fair Value Measurement

        In May 2015, the FASB issued ASU 2015-07, "Fair Value Measurement: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." Under ASU 2015-07 investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The Company adopted the provisions of this standard during the six months ended June 30, 2016. The retrospective adoption of this standard did not have a significant impact on the consolidated financial statements.

Intangibles—Goodwill and Other—Internal-Use Software

        In April 2015, the FASB issued ASU 2015-05, "Intangibles—Goodwill and Other—Internal-Use Software: Customer's Accounting for Fees Paid in a Cloud Computing Arrangement." ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods beginning after December 15, 2015, including interim periods within those fiscal years. The Company

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (Continued)

prospectively adopted the provisions of this standard during the six months ended June 30, 2016. The adoption of this standard did not have a significant impact on the consolidated financial statements.

Consolidation: Amendments to the Consolidation Analysis

        In February 2015, the FASB issued ASU 2015-02, "Consolidation: Amendments to Consolidation Analysis." ASU 2015-02 places more emphasis on risk of loss when determining controlling interest, reduces the frequency of the application of related-party guidance when determining controlling financial interest in a VIE and changes consolidation conclusions for companies in several industries. ASU 2015-02 is effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Company retrospectively adopted the provisions of this standard during the six months ended June 30, 2016. The retrospective adoption of this standard did not have a significant impact on the consolidated financial statements.

Recently Issued Accounting Standards

Statement of Cash Flows

        In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments" to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Revenue from Contracts with Customers

        In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients." ASU 2016-12 addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition and provides a practical expedient for contract modifications and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers: Principal versus Agent Considerations" clarifying the implementation guidance on principal versus agent considerations. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers: Deferral of the Effective Date." deferring the adoption of previously issued guidance published in May 2014, ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 amends revenue recognition guidance and requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2016-08 and 2015-14 are effective for reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. The new standard permits the use of either the retrospective or modified retrospective approach on adoption. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Compensation—Stock Compensation

        In March 2016, the FASB issued ASU 2016-09, "Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting" to simplify accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Policies (Continued)

equity or liabilities and classification on the statement of cash flows. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Leases

        In February 2016, the FASB issued ASU 2016-02, "Leases", which will require lessees to recognize right-of-use assets and lease liabilities for leases which were formerly classified as operating leases. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating this standard to determine the impact of its adoption on the consolidated financial statements.

Presentation of Financial Statements—Going Concern

        In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." ASU 2014-15 requires management to evaluate whether there is substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued and to provide related footnote disclosures as appropriate. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The adoption of this standard is not expected to have a significant impact on the consolidated financial statements.

2. Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out inventory method. The inventory balance, which includes material, labor and manufacturing overhead costs, is recorded net of an estimated allowance for obsolete or slow moving inventory.

        The components of inventories were as follows:

(in thousands)	December 31, 2015	June 30, 2016
Raw materials and supplies	$63,119	$53,044
Work-in-process	18,210	16,688
Finished goods	245,030	205,311

Inventories	$326,359	$275,043

3. Product Warranty

        The Company has defined warranties ranging from one to two years. Products covered by the defined warranty policies include all Titleist golf products, FootJoy golf shoes, and FootJoy golf outerwear. The estimated cost of satisfying future warranty claims is accrued at the time the sale is recorded. In estimating future warranty obligations, the Company considers various factors, including its

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Product Warranty (Continued)

warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty.

        The activity related to the Company's warranty obligation for accrued warranty expense was as follows:

	Six Months Ended June 30,
(in thousands)	2015	2016
Balance at beginning of period	$2,989	$3,345
Provision	2,624	2,798
Claims paid/costs incurred	(2,017)	(2,374)
Foreign currency translation	(20)	15

Balance at end of period	$3,576	$3,784

4. Related Party Transactions

        The Company has historically incurred interest expense payable to related parties on its outstanding convertible notes and bonds with common stock warrants (Note 5). Related party interest expense totaled $16.5 million and $15.1 million for the six months ended June 30, 2015 and 2016, respectively.

5. Debt and Financing Arrangements

        The Company's debt and capital lease obligations were as follows:

(in thousands)	December 31, 2015	June 30, 2016
Secured floating rate notes	$372,804	$374,582
Convertible notes	362,490	362,490
Bonds with common stock warrants	30,540	30,822
Senior term loan facility	29,836	—
Revolving credit facility	24,000	—
Line of credit facility	—	20,000
Other short-term borrowings	15,064	27,745
Capital lease obligations	1,481	1,321

Total	836,215	816,960
Less: Short-term debt	441,704	422,328

Total long-term debt and capital lease obligations	$394,511	$394,632

        The secured floating rate notes are net of debt issuance costs of $2.2 million and $0.4 million as of December 31, 2015 and June 30, 2016, respectively.

Senior Secured Credit Facility

        On April 27, 2016, the Company entered into a new senior secured credit facilities agreement arranged by Wells Fargo, National Association which provides for (i) a $275.0 million multi-currency

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

revolving credit facility, including a $20.0 million letter of credit sub-facility, a C$25.0 million sub-facility for Acushnet Canada, Inc., a £20.0 million sub-facility for Acushnet Europe Limited and an alternative currency sublimit of 100.0 million for borrowings in Canadian Dollars, Euros, Pounds Sterling and Japanese Yen, (ii) a $375.0 million term loan A facility, and (iii) a $100.0 million delayed draw term loan A facility. Each credit facility matures on July 28, 2021. The credit agreement allows for the incurrence of additional term loans or increases in the revolving credit facility in an aggregate principal amount not to exceed (i) $200.0 million plus (ii) an unlimited amount so long as the net average secured leverage ratio (as defined in the credit agreement) does not exceed 2.00:1.00 on a pro forma basis. The applicable interest rate for borrowings under the senior secured credit facilities is LIBOR plus a margin ranging from 1.25% to 2.00% depending on the Net Average Total Leverage Ratio as defined in the credit agreement.

        The credit agreement contains customary affirmative and restrictive covenants, including, among others, financial covenants based on the Company's leverage and interest coverage ratios. The credit agreement includes customary events of default, the occurrence of which, following any applicable cure period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable.

        The credit agreement was signed and became effective on April 27, 2016 and initial funding under the credit agreement occurred on July 28, 2016. The proceeds of the $375.0 million term loan A facility, borrowings of C$4.0 million (equivalent to approximately $3.0 million) under the new revolving credit facility and cash on hand of $23.6 million were used to repay all amounts outstanding under the secured floating rate notes and certain former working credit facilities. The secured floating rate notes, certain former working credit facilities and the former senior revolving credit facility were terminated. The delayed draw term loan A facility will be available until the date that is one year after the closing date to make payments under the Company's EAR Plan, as amended.

Convertible Notes

        In 2011 and 2012, the Company issued convertible notes with an aggregate principal amount of $362.5 million to shareholders. The convertible notes bear interest at a rate of 7.5% per annum, which is payable in cash semi-annually in arrears on February 1 and August 1. The notes mature upon the earlier of July 29, 2021 or the election of the holder upon a change in control, as defined in the securities purchase agreements governing the notes. Amounts due under the convertible notes can only be repaid upon maturity or upon a change in control.

        On March 11, 2013, the Company received approval from the holders of the convertible notes to defer any interest payments due after August 1, 2013 and prior to February 1, 2016 pursuant to the covenants imposed by the secured floating rate notes and the senior revolving and term loan facilities.

        The notes are convertible at the option of the holder at any time prior to maturity into a number of shares of the Company's common stock determined by dividing the aggregate outstanding unpaid principal amount of the note by the conversion price of $11.11 per share. The conversion price is subject to adjustment if additional shares of common stock are sold subsequent to the issuance of the convertible notes at a price per common share that is lower than $11.11 per share or upon a subdivision of the outstanding shares of the Company's common stock. Transfer of the notes to any party, including an affiliate of the noteholder, requires prior written consent of the other noteholders and Fila Korea Ltd. per the Shareholder Agreement.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

        On May 6, 2016, the Company and each of the holders of the convertible notes entered into an agreement requiring the mandatory conversion of the convertible notes into fully paid and nonassessable shares of the Company's common stock. This automatic conversion will occur prior to the closing of a qualified initial public offering. Upon conversion, any calculated fractional shares of the Company's common stock will be paid in cash to each of the holders of the convertible notes. In addition, all accrued but unpaid interest on the principal of the convertible notes will be paid to each holder of the convertible notes.

        The Company recorded interest expense related to the convertible notes of $13.5 million during the six months ended June 30, 2015 and 2016, respectively.

Bonds with Common Stock Warrants

        In 2011 and 2012, the Company issued bonds with an aggregate principal amount of $172.5 million to shareholders. The bonds bear interest at a rate of 7.5% per annum, which is payable in cash semi-annually in arrears on February 1 and August 1. The bonds mature upon the earlier of July 29, 2021 or the election of the holder upon a change of control, as defined in the securities purchase agreement governing the bonds. Amounts due under the bonds can only be repaid upon maturity, a change of control, a holder electing to exercise common stock warrants by net settling their bonds or an exercise of common stock warrants by Fila Korea Ltd.

        In connection with the issuance of these bonds, the Company issued common stock warrants for the purchase of 15,526,431 shares of the Company's common stock, at an exercise price of $11.11 per share. The exercise price is subject to adjustment if additional shares of common stock are sold subsequent to the issuance of the bonds at a price per common share that is lower than $11.11 per share or upon a subdivision of the outstanding shares of the Company's common stock. The common stock warrant exercise price can be settled with cash or through tender of an aggregate outstanding principal amount of the bonds and accrued but unpaid interest equal to the exercise price of the common stock warrants.

        A discount of $19.9 million relating to the issuance-date fair value of the common stock warrants was recorded on the issuance date of the bonds and is being accreted to interest expense until the maturity date of the bonds. The unamortized discount was $4.0 million and $3.7 million as of December 31, 2015 and June 30, 2016, respectively.

        On March 11, 2013, the Company received approval from the holders of the bonds to defer any interest payments due after August 1, 2013 and prior to February 1, 2016 pursuant to the covenants imposed by the secured floating rate notes and the senior revolving and term loan facilities.

        The common stock warrants are detachable and transferrable by the holders only to Fila Korea Ltd. or its designee at a price equal to the interest accrued on the underlying bonds at the rate of 4.0% per annum calculated on an annual compounded basis. The shareholders agreement provides Fila Korea Ltd. with a call option to purchase all of the outstanding common stock warrants held by holders of the bonds in annual installments of 3,105,288 common stock warrants over a five-year period beginning July 29, 2012. Fila Korea Ltd. must exercise the common stock warrants within 10 days of the transfer. The exercise of the common stock warrants by Fila Korea Ltd. triggers the Company to redeem a pro rata share of the bonds payable by using the proceeds received from the exercise of the common stock warrants by Fila Korea Ltd.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

        During the six months ended June 30, 2015 and 2016, no warrants to purchase the Company's common stock were exercised. In July 2016, Fila Korea Ltd. exercised its annual call option to purchase 3,105,279 common stock warrants held by the holders of the bonds and exercised such warrants at the exercise price of $11.11 per share. This resulted in proceeds to the Company of $34.5 million which the Company used to repay the outstanding indebtedness under the bonds of $34.5 million.

        The Company recorded interest expense related to the bonds, including the amortization of the discount, of $3.0 million and $1.6 million during the six months ended June 30, 2015 and 2016, respectively.

Secured Floating Rate Notes

        In October 2011, the Company issued secured floating rate notes with Korea Development Bank in an aggregate principal amount of $500.0 million, which mature on July 29, 2016. The notes bear interest at a rate equal to three-month LIBOR plus a margin of 3.75%, which is required to be paid quarterly in arrears on January 31, April 30, July 31 and October 31. The notes were issued in separate classes with maturity dates ranging from October 2013 to July 2016. Pursuant to an amended and restated pledge and security agreement dated October 31, 2011, the secured floating rate notes are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        In October 2013, the Company issued secured floating rate notes with Korea Development Bank in an aggregate principal amount of $125.0 million, which mature on July 29, 2016. Proceeds from the issuance of the notes were used, along with existing cash on hand, to repay $150.0 million of the secured floating rate notes issued in October 2011. The notes bear interest at a rate equal to three-month LIBOR plus a margin of 3.75%, which is required to be paid quarterly in arrears on January 31, April 30, July 31 and October 31. Pursuant to an amended and restated pledge and security agreement dated October 31, 2013, the secured floating rate notes are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        The secured floating rate notes agreements contain customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers, acquisitions and joint ventures; asset sales, dividends and distributions and repurchase of the Company's capital securities; transactions with affiliates; and changes in the Company's lines of business. The agreement also contains a subjective acceleration clause. The secured floating rate notes agreements require the Company to comply on an annual basis with a consolidated leverage ratio. In addition, the secured floating rate notes agreements contain certain customary events of default. As of June 30, 2016, the Company was in compliance with all covenants.

        The Company incurred $13.2 million of issuance costs in connection with the original issuance of $500.0 million secured floating rate notes. In addition, the Company incurred $3.3 million of issuance costs in connection with the issuance of $125.0 million secured floating rate notes during the year ended December 31, 2013. Of the $3.3 million, $1.0 million was immediately recorded as interest expense and $2.3 million was capitalized as debt issuance costs.

        There were outstanding borrowings under the secured floating rate notes of $375.0 million as of December 31, 2015 and June 30, 2016. On July 28, 2016, the outstanding borrowings under the secured

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

floating rate notes were repaid in full using the proceeds from the senior secured credit facility and the secured floating rate notes were terminated.

        As of December 31, 2015 and June 30, 2016, the interest rate applicable to the outstanding borrowings under the secured floating rate notes was 4.07% and 4.39%, respectively. The Company recorded interest expense related to the secured floating rate notes, including the amortization of debt issuance costs, of $10.4 million and $10.2 million during the six months ended June 30, 2015 and 2016, respectively.

Senior Revolving and Term Loan Facilities

        In July 2011, the Company entered into a senior revolving facilities agreement with Korea Development Bank ("Senior Facility Agreement"), which provided for borrowings under a revolving credit facility of up to $50.0 million to be used for general corporate purposes ("Senior Revolving Facility"). The applicable interest rate for borrowings under the Senior Revolving Facility is LIBOR plus a margin of 3.25%. The Senior Facility Agreement requires a commitment fee of 0.3% based on the average daily unused portion of the facility. On February 12, 2014, the Company amended its Senior Facility Agreement and simultaneously executed a joinder agreement with Wells Fargo N.A. to increase the borrowing capacity under the Senior Revolving Facility to $75.0 million.

        On December 24, 2014, the Company further amended the Senior Facility Agreement to increase the borrowing capacity under the Senior Revolving Facility to $95.0 million, which matured on July 29, 2016. This amendment also provided for borrowings under a new senior term loan agreement with Korea Development Bank of $30.0 million ("Senior Term Loan"), which matured on July 29, 2016. The applicable interest rate for borrowings under the Senior Term Loan is three-month LIBOR plus a margin of 2.63%, and is increased for any required withholding taxes. The Senior Facility Agreement requires a commitment fee of 0.3% based on the average daily unused portion of the term loan. Upon entry into the amendment, the Company immediately borrowed the entire $30.0 million under the Senior Term Loan.

        Collateralization of borrowings under the Senior Facility Agreement is governed by the terms of an amended and restated pledge and security agreement. Pursuant to the agreement, borrowings under the Senior Facility Agreement are secured by certain assets, including inventory, accounts receivable, fixed assets and intangible assets of the Company, and by a second priority security interest in the shares of certain Fila Korea Ltd. entities, trademarks and bank accounts.

        The Senior Facility Agreement contains customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers, acquisitions and joint ventures; asset sales, dividends and distributions and repurchase of the Company's capital securities; transactions with affiliates; and changes in the Company's lines of business. The agreement also contains a subjective acceleration clause. The Senior Facility Agreement requires the Company to comply on an annual basis with a consolidated leverage ratio, as defined in the agreement. In addition, the Senior Facility Agreement contains certain customary events of default. As of June 30, 2016, the Company was in compliance with all covenants.

        There were no outstanding borrowings under the Senior Revolving Facility as of December 31, 2015 or June 30, 2016. The Company recorded interest expense related to the Senior Revolving Facility, including unused commitment fees, of $0.6 million and $0.7 million during the six months ended June 30, 2015 and 2016, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

        There were outstanding borrowings under the Senior Term Loan of $30.0 million as of December 31, 2015. On June 30, 2016, the Company repaid all amounts outstanding under the Senior Term Loan facility and the facility was terminated. As of December 31, 2015, the interest rate applicable to the outstanding borrowings under the Senior Term Loan facility was 3.26%. The Company recorded interest expense related to the Senior Term Loan of $0.7 million during the six months ended June 30, 2015 and 2016, respectively.

Line of Credit Facility

        On February 5, 2016, the Company entered into a working capital facility agreement arranged by Wells Fargo Bank, National Association which provides for borrowings up to $30.0 million. The applicable interest rate for borrowings under the facility is daily one-month LIBOR. The facility requires a commitment fee equal to 0.35% of the unused portion of the facility as of the preceding fiscal quarter.

        The working capital facility had an original maturity date of May 31, 2016, but was amended on May 18, 2016 to extend the maturity date to July 29, 2016. There were outstanding borrowings under the working capital facility of $20.0 million as of June 30, 2016 and the interest rate applicable to the outstanding borrowings was 2.94%.

Working Credit Facility (Canada)

        In February 2013, the Company entered into a working credit facility agreement arranged by Wells Fargo N.A., Canadian Branch, which provides for borrowings of up to the lesser of (a) C$25 million or (b) the sum of 80% of eligible accounts receivable and 60% of eligible inventory. The working credit facility, as amended, matured on July 29, 2016. The applicable interest rate for borrowings under the facility for Canadian dollar borrowings is CDOR plus a margin of 2.0% or Canadian Prime Rate and for U.S. dollar borrowings is LIBOR plus a margin of 2.0% or U.S. Prime Rate. The facility requires a commitment fee equal to 0.25% of the uncancelled and unutilized portion of the facility as of the preceding fiscal quarter.

        The working credit facility is secured by the accounts receivable, inventory and cash collections of Acushnet Canada, a wholly owned subsidiary of the Company. The working credit facility agreement requires the Company to comply with certain financial covenants and contains customary negative covenants, subject to certain exceptions, including limitations and restrictions on dispositions, liens, dividends, debt, mergers, transactions with affiliates and changes in the Company's lines of business. In addition, the working credit facility agreement contains certain customary events of default. As of June 30, 2016, the Company was in compliance with all covenants.

        There were no outstanding borrowings under the working credit facility (Canada) as of December 31, 2015 and outstanding borrowings of $7.8 million as of June 30, 2016. On July 28, 2016, the outstanding borrowings were repaid using the proceeds from the senior secured credit facility and cash on hand and the working credit facility (Canada) was terminated.

        The Company recorded interest expense related to the working credit facility (Canada), including unused commitment fees, of $0.2 million during the six months ended June 30, 2015 and 2016, respectively.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Debt and Financing Arrangements (Continued)

Working Credit Facility (Europe)

        In April 2012, the Company entered into a working credit facility agreement arranged by Wells Fargo Capital Finance (UK) Limited, which provides for borrowings of up to the lesser of (a) £30.0 million or (b) the sum of 85% of eligible accounts receivable and 65% of eligible inventory, of which £5.0 million can be used for letters of credit. The working credit facility matures on April 4, 2017. The applicable interest rate for borrowings under the facility is LIBOR plus a margin of 3.0%. The facility includes a commitment fee of 0.375% on the average daily unused portion of the facility. The working credit facility is secured by the accounts receivable, inventory and cash collections of Acushnet Europe Limited, a wholly owned subsidiary of the Company.

        The working credit facility agreement requires the Company to comply with certain financial covenants and contains customary negative covenants, subject to certain exceptions, including limitations on: liens; financial indebtedness; mergers and acquisitions; asset sales, dividends and distributions: transactions with affiliates; and changes in the Company's lines of business. In addition, the working credit facility agreement contains certain customary events of default. As of June 30, 2016, the Company was in compliance with all covenants.

        There were no outstanding borrowings under the working credit facility (Europe) as of December 31, 2015 and outstanding borrowings of $12.3 million as of June 30, 2016. On July 28, 2016, the outstanding borrowings were repaid using cash on hand and the working credit facility (Europe) was terminated.

        The Company recorded interest expense related to the working credit facility (Europe), including unused commitment fees, of $0.4 million and $0.5 million during the six months ended June 30, 2015 and 2016, respectively.

6. Derivative Financial Instruments

Common Stock Warrants

        The Company classifies warrants to purchase common stock as a liability on its consolidated balance sheet as the warrants are free-standing financial instruments that may result in the issuance of a variable number of the Company's common shares. The warrants were initially recorded at fair value on grant date, and are subsequently re-measured to fair value at each reporting date. The Company will continue to adjust the liability until the earlier of exercise of the warrants or expiration of the warrants occurs. Common stock warrants are recorded at fair value (Note 7) and included in accrued expenses and other liabilities on the consolidated balance sheet. Changes in the fair value of the common stock warrants are recognized as other (income) expense, net on the consolidated statement of operations.

        On July 29, 2011, the Company issued bonds in the aggregate principal amount of $168.0 million and common stock warrants to purchase an aggregate of 15,120,000 shares of the Company's common stock. On January 20, 2012, the Company issued $4.5 million of additional bonds and common stock warrants to purchase 406,431 shares of the Company's common stock (Note 5). As of June 30, 2016, 3,105,279 common stock warrants with an exercise price of $11.11 per share were outstanding and are exercisable.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Derivative Financial Instruments (Continued)

        In July 2016, Fila Korea Ltd. exercised its final annual call option to purchase 3,105,279 common stock warrants held by the holders of the bonds and exercised such warrants at the exercise price of $11.11 per share, or $34.5 million in the aggregate. The Company used the proceeds received from Fila Korea Ltd.'s exercise of the common stock warrants to redeem the outstanding bonds payable.

Foreign Exchange Derivative Instruments

        The Company principally uses financial instruments to reduce the impact of changes in foreign currency exchange rates. The principal derivative financial instruments the Company enters into on a routine basis are foreign exchange forward contracts. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes.

        Foreign exchange contracts are primarily used to hedge purchases denominated in select foreign currencies, thereby limiting currency risk that would otherwise result from changes in exchange rates. The periods of the foreign exchange contracts correspond to the periods of the forecasted transactions, which do not exceed 24 months subsequent to the latest balance sheet date. The effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss) and recognized in the consolidated statement of operations when the hedged item affects earnings. Changes in fair value of all economic hedge transactions are immediately recognized in current period earnings. The primary foreign currency hedge contracts pertain to the U.S. dollar, the Japanese yen, the British pound sterling, the Canadian dollar, the Korean won and the Euro. The gross U.S. dollar equivalent notional amount of all foreign currency derivative hedges outstanding as of June 30, 2016 was $373.2 million.

        The counterparties to derivative contracts are major financial institutions. The Company assesses credit risk of the counterparties on an ongoing basis.

        The fair values of foreign exchange derivative instruments on the consolidated balance sheets were as follows:

(in thousands)	Balance Sheet Location	December 31, 2015	June 30, 2016
Asset derivatives	Other current assets	$13,824	$4,846
	Other noncurrent assets	790	78
Liability derivatives	Other current liabilities	1,265	14,628
	Other noncurrent liabilities	331	8,925

        The effect of foreign exchange derivative instruments on accumulated other comprehensive income (loss) and the consolidated statements of operations was as follows:

	Gain (Loss) Recognized in OCI
	Six Months Ended June 30,
(in thousands)	2015	2016
Type of hedge
Cash flow	$6,444	$(23,625)

	$6,444	$(23,625)

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Derivative Financial Instruments (Continued)

	Gain (Loss) Recognized in Statement of Operations
	Six Months Ended June 30,
(in thousands)	2015	2016
Location of gain (loss) in statement of operations
Cost of goods sold	$17,319	$7,757
Selling, general and administrative expense	1,826	(2,669)

	$19,145	$5,088

        Based on the current valuation, the Company expects to reclassify a net loss of $9.8 million from accumulated other comprehensive income (loss) into cost of goods sold during the next 12 months.

7. Fair Value Measurements

        Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

        Assets and liabilities measured at fair value on a recurring basis were as follows:

	Fair Value Measurements as of December 31, 2015 using:
(in thousands)	Level 1	Level 2	Level 3	Balance Sheet Location
Assets
Rabbi trust	$13,111	$—	$—	Other current assets
Foreign exchange derivative instruments	—	13,824	—	Other current assets
Rabbi trust	1,442	—	—	Other noncurrent assets
Deferred compensation program assets	2,129	—	—	Other noncurrent assets
Foreign exchange derivative instruments	—	790	—	Other noncurrent assets

Total assets	$16,682	$14,614	$—

Liabilities
Foreign exchange derivative instruments	$—	$1,265	$—	Other current liabilities
Common stock warrants	—	—	22,884	Other current liabilities
Deferred compensation program liabilities	2,129	—	—	Other noncurrent liabilities
Foreign exchange derivative instruments	—	331	—	Other noncurrent liabilities

Total liabilities	$2,129	$1,596	$22,884

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Fair Value Measurements (Continued)

	Fair Value Measurements as of June 30, 2016 using:
(in thousands)	Level 1	Level 2	Level 3	Balance Sheet Location
Assets
Rabbi trust	$9,194	$—	$—	Other current assets
Foreign exchange derivative instruments	—	4,846	—	Other current assets
Rabbi trust	4,470	—	—	Other noncurrent assets
Deferred compensation program assets	1,827	—	—	Other noncurrent assets
Foreign exchange derivative instruments	—	78	—	Other noncurrent assets

Total assets	$15,491	$4,924	$—

Liabilities
Foreign exchange derivative instruments	$—	$14,628	$—	Other current liabilities
Common stock warrants	—	—	28,996	Other current liabilities
Deferred compensation program liabilities	1,827	—	—	Other noncurrent liabilities
Foreign exchange derivative instruments	—	8,925	—	Other noncurrent liabilities

Total liabilities	$1,827	$23,553	$28,996

        During the year ended December 31, 2015 and the six months ended June 30, 2016, there were no transfers between Level 1, Level 2 and Level 3.

        Rabbi trust assets are used to fund certain retirement obligations of the Company. The assets underlying the Rabbi trust are equity and fixed income exchange-traded funds.

        Deferred compensation program assets and liabilities represent a program where select employees can defer compensation until termination of employment. Effective July 29, 2011, this program was amended to cease all employee compensation deferrals and provided for the distribution of all previously deferred employee compensation. The program remains in effect with respect to the value attributable to the employer match contributed prior to July 29, 2011.

        Foreign exchange derivative instruments are forward contracts used to hedge currency fluctuations for transactions denominated in a foreign currency. The Company uses the mid-price of foreign exchange forward rates as of the close of business on the valuation date to value each foreign exchange forward contract at each reporting period.

        The Company categorizes the common stock warrants derivative liability as Level 3 as there are significant unobservable inputs used in the underlying valuations. The common stock warrants are valued using the contingent claims methodology.

        The change in Level 3 fair value measurements was as follows:

(in thousands)	December 31, 2015	June 30, 2016
Balance at beginning of period	$1,818	$22,884
Common stock warrant exercise	(7,298)	—
Total losses included in earnings	28,364	6,112

Balance at end of period	$22,884	$28,996

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Pension and Other Postretirement Benefits

        Components of net periodic benefit cost were as follows:

	Pension Benefits		Postretirement Benefits
	Six months ended June 30,
(in thousands)	2015	2016	2015	2016
Components of net periodic benefit cost
Service cost	$8,055	$4,909	$530	$500
Interest cost	5,998	6,293	394	423
Expected return on plan assets	(5,322)	(6,206)	—	—
Amortization of net (gain) loss	634	247	(248)	(348)
Amortization of prior service cost (credit)	—	87	(85)	(84)

Net periodic benefit cost	$9,365	$5,330	$591	$491

9. Income Taxes

        The effective rates for income taxes were 50.2% and 42.2% for the six months ended June 30, 2015 and 2016, respectively. Reflected in each quarter are discrete items that pertain to tax obligations related to periods prior to the Company's acquisition of Acushnet Company which are indemnified by Beam Suntory, Inc. (formerly known as Fortune Brands, Inc.) (Beam) in the amounts of $4.1 million and $0.5 million for the six months ended June 30, 2015 and 2016, respectively. The decrease in the effective tax rate was further impacted by a reduction in non-cash fair value losses on common stock warrants which are not tax effected, offset, in part, by an increase in non-deductible transaction fees and changes to the geographic mix in earnings.

10. Redeemable Convertible Preferred Stock

        The Company has issued Series A redeemable convertible preferred stock ("Series A preferred stock"). As of December 31, 2015 and June 30, 2016, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 1,838,027 shares of $0.001 par value preferred stock. Given that certain redemption features of the preferred stock are not solely within the control of the Company, the Series A preferred stock is classified outside of stockholders' equity. The Series A preferred stock is only redeemable upon a change of control or the completion of a qualified initial public offering.

        On May 6, 2016, the Company and each of the holders of the Series A preferred stock entered into an agreement requiring the mandatory conversion of the shares of the Series A preferred stock into fully paid and nonassessable shares of the Company's common stock. This automatic conversion will occur prior to the closing of a qualified initial public offering. Upon conversion, any calculated fractional shares of the Company's common stock will be paid in cash to each of the holders of the shares of the Series A preferred stock. In addition, all accrued but unpaid dividends on the shares of the Series A preferred stock will be paid to each holder of the shares of the Series A preferred stock.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Equity Incentive Plans

        The Company measures stock-based awards granted to employees based on the fair value on the date of the grant and recognizes the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards to employees with service-based vesting conditions and performance-based vesting conditions. Compensation expense for awards with only service-based vesting conditions is recorded using the straight-line method. Compensation expense for awards with service-based and performance-based vesting conditions is recorded on a straight-line method once the Company has determined that the likelihood of meeting the performance conditions is probable, which requires management judgment.

        The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based and performance-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

        On January 22, 2016, the Company's board of directors adopted the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan ("2015 Plan") which provides for the Company to grant stock options, stock appreciation rights, restricted shares of common stock, restricted stock units, and other stock-based and cash-based awards to members of the board of directors, officers, employees, consultants and advisors of the Company. The 2015 Plan is administered by the Company's board of directors prior to an initial public offering and the compensation committee following an initial public offering (the board or compensation committee, as applicable, the "Administrator"). The Administrator has the authority to establish the terms and conditions of any award issued or granted under the 2015 Plan. The exercise price per share of stock options may not be less than 100% of the fair market value of a share of common stock on the date of the grant and the term of the stock option may not be greater than ten years (except for an incentive stock options granted to a 10% stockholder, which shall have an exercise price no less than 110% of the fair market value of the share of common stock on the date of the grant and a term not greater than five years). A total of 6,525,000 authorized shares of the Company's common stock are reserved for issuance under the 2015 Plan.

        On June 15, 2016, the Company's board of directors, in accordance with the 2015 Plan, approved a grant of multi-year restricted stock units ("RSUs") and performance stock units ("PSUs") to certain key members of management. The grants were made 50% in RSUs and 50% in PSUs. One-third of the RSUs vest on each of January 1 of 2017, 2018 and 2019, subject to the employee's continued employment with the Company, and the PSUs cliff-vest on December 31, 2018, subject to the employee's continued employment with the Company and the Company's level of achievement of the applicable cumulative Adjusted EBITDA performance metrics (as defined in the applicable award agreements) measured over the three-year performance period. Each PSU reflects the right to receive between 0% and 200% of the target number of shares based on the actual three-year cumulative Adjusted EBITDA. The determination of the target value gave consideration to executive performance, potential future contributions and peer group analysis. The initial fair value of the grant was estimated at $45.8 million.

        The RSUs and PSUs contain the right, but not the obligation, for the Company to repurchase up to 100% of the common stock that was issued in settlement of vested RSUs and PSUs, following

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Equity Incentive Plans (Continued)

termination of the award holder. The repurchase right is at the sole discretion of the Company and can be exercised during the 60 day period following the first and second anniversary of any termination, as defined in the 2015 Plan, provided that (i) no shares of common stock may be subject to repurchase unless they have been held by the award holder for at least six months and (ii) no repurchase right may be exercised upon or following the Company's initial public offering. Any shares of common stock that are repurchased must be done at the fair value of the Company's common stock as determined on the date the Company elects to exercise its repurchase option.

        To date, the Company has not repurchased any shares of restricted stock units or performance stock units. As of June 30, 2016, no RSUs or PSUs had vested. Remaining unrecognized compensation expense for non-vested RSUs and non-vested PSUs granted was $22.3 million and $22.5 million, respectively, as of June 30, 2016 and is expected to be recognized over the related weighted average period of 2.5 years.

        The Company deemed the achievement of the 100% target three-year cumulative Adjusted EBITDA performance metric to be probable as of June 30, 2016. The Company will reassess the probability of achieving the three-year cumulative Adjusted EBITDA target at the end of each reporting period. The Company recorded compensation expense for the RSUs and PSUs of $0.6 million and $0.4 million, respectively, during the six months ended June 30, 2016, the majority of which was included in selling, general and administrative expenses.

12. Accumulated Other Comprehensive Income (Loss), Net of Tax

        Accumulated other comprehensive income (loss), net of tax consists of foreign currency translation adjustments, unrealized gains and losses from foreign exchange derivative instruments designated as cash flow hedges, unrealized gains and losses from available-for-sale securities and pension and other postretirement adjustments.

        The components of and changes in accumulated other comprehensive income (loss), net of tax, were as follows:

(in thousands)	Foreign Currency Translation Adjustments	Gains (Losses) on Foreign Exchange Derivative Instruments	Gains on Available- for-Sale Securities	Pension and Other Postretirement Adjustments	Accumulated Other Comprehensive Loss
Balances at December 31, 2015	$(70,019)	$9,166	$1,504	$(7,885)	$(67,234)
Other comprehensive income (loss) before reclassifications	12,181	(12,495)	(92)	1,145	739
Amounts reclassified from accumulated other comprehensive loss	—	(7,757)	—	(98)	(7,855)

Balances at June 30, 2016	$(57,838)	$(11,086)	$1,412	$(6,838)	$(74,350)

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Net Income per Common Share

        The following is a computation of basic and diluted net income per common share attributable to Acushnet Holdings Corp. under the two-class method:

	Six Months Ended June 30,
(in thousands, except share and per share amounts)	2015	2016
Net income attributable to Acushnet Holdings Corp.	$33,456	$52,069
Less: accruing of cumulative dividends	(6,836)	(6,855)
Less: allocation of undistributed earnings to preferred shareholders	(12,548)	(19,496)

Net income attributable to common stockholders—basic	14,072	25,718
Adjustments to net income for dilutive securities	12,679	15,700

Net income attributable to common stockholders—diluted	$26,751	$41,418

Weighted average number of common shares:
Basic	18,551,790	21,821,256
Diluted	51,265,755	54,449,955
Net income per common share attributable to Acushnet Holdings Corp.:
Basic	$0.76	$1.18
Diluted	$0.52	$0.76

        The Company's potential dilutive securities for the six months ended June 30, 2015 include Series A preferred stock, stock options, warrants to purchase common stock and convertible notes. For the six months ended June 30, 2016, the Company's potential dilutive securities include Series A preferred stock, RSUs, PSUs, warrants to purchase common stock and convertible notes.

        The following securities have been excluded from the calculation of diluted weighted-average common shares outstanding as their impact was determined to be anti-dilutive:

	Six Months Ended June 30,
	2015	2016
Series A preferred stock	16,542,243	16,542,243
Warrants to purchase common stock	6,210,567	3,105,279

14. Unaudited Pro Forma Net Income per Common Share

        The pro forma basic and diluted net income per share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2016 gives effect to the automatic conversion, arising prior to a qualified initial public offering, of all shares of Series A preferred stock and the principal of the convertible notes that are outstanding as of June 30, 2016. The calculation of unaudited pro forma net income per common share attributable to Acushnet Holdings Corp. has been prepared to give effect to the conversion as if the proposed initial public offering occurred on the later of January 1, 2015 or the issuance date.

        The unaudited pro forma net income attributable to Acushnet Holdings Corp. used in the calculation of unaudited basic and diluted pro forma net income per common share attributable to

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Unaudited Pro Forma Net Income per Common Share (Continued)

Acushnet Holdings Corp. for the six months ended June 30, 2016 does not include the effects of the payment or cumulative dividends on the Series A preferred stock or interest expense related to the convertible notes for the six months ended June 30, 2016.

        The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2016 includes 49,167,063 shares of common stock resulting from the automatic conversion.

        The unaudited pro forma diluted net income per common share attributable to Acushnet Holdings Corp. for the six months ended June 30, 2016 also gives effect to any potentially dilutive securities.

        Unaudited pro forma basic and diluted net income per common share attributable to Acushnet Holdings Corp. was calculated as follows:

(in thousands, except share and per share amounts)	Pro forma June 30, 2016
Net income attributable to Acushnet Holdings Corp.	$52,069
Pro forma adjustment to add interest on convertible notes, net of tax	8,788

Net income used to compute pro forma net income per common share attributable to Acushnet Holdings Corp.	$60,857

Weighted average number of common shares:
Basic	21,821,256
Pro forma adjustment to reflect conversion of preferred shares	16,542,243
Pro forma adjustment to reflect conversion of convertible notes	32,624,820

Used in calculating basic pro forma net income per common share attributable to Acushnet Holdings Corp.	70,988,319

Diluted	54,449,955
Pro forma adjustment to reflect conversion of preferred shares	16,542,243

Used in calculating diluted pro forma net income per common share attributable to Acushnet Holdings Corp.	70,992,198

Pro forma net income per common share attributable to Acushnet Holdings Corp.—basic and diluted	$0.86

15. Segment Information

        The Company's operating segments are based on how the Chief Operating Decision Maker ("CODM") makes decisions about assessing performance and allocating resources. The Company has four reportable segments that are organized on the basis of product categories. These segments include Titleist golf balls, Titleist golf clubs, Titleist golf gear and FootJoy golf wear.

        The CODM primarily evaluates performance using segment operating income. Segment operating income includes directly attributable expenses and certain shared costs of corporate administration that are allocated to the reportable segments, but excludes interest expense, net; EAR expense; gains and losses on the fair value of common stock warrants and other non-operating gains and losses as the

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Segment Information (Continued)

Company does not allocate these to the reportable segments. The CODM does not evaluate a measure of assets when assessing performance.

        Results shown for the six months ended June 30, 2016 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no intersegment transactions.

        Information by reportable segment and a reconciliation to reported amounts are as follows:

	Six Months Ended June 30,
(in thousands)	2015	2016
Net sales
Titleist golf balls	$304,665	$296,249
Titleist golf clubs	220,531	240,296
Titleist golf gear	76,185	84,334
FootJoy golf wear	249,160	264,030
Other	12,333	18,086

Total net sales	$862,874	$902,995

Segment operating income
Titleist golf balls	$59,351	$52,353
Titleist golf clubs	33,329	37,489
Titleist golf gear	11,818	14,616
FootJoy golf wear	31,860	25,766
Other	1,037	3,849

Total segment operating income	137,395	134,073
Reconciling items:
Interest expense, net	(30,530)	(28,404)
EAR expense	(22,665)	—
Loss on fair value of common stock warrants	(14,778)	(6,112)
Other	4,111	(6,097)

Total income before income tax	$73,533	$93,460

16. Commitments and Contingencies

Purchase Obligations

        During the normal course of its business, the Company enters into agreements to purchase goods and services, including purchase commitments for production materials, finished goods inventory, capital expenditures and endorsement arrangements with professional golfers. The reported amounts exclude those liabilities included in accounts payable or accrued liabilities on the consolidated balance sheet as of June 30, 2016.

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

        Purchase obligations by the Company as of June 30, 2016 were as follows:

	Payments Due by Period
(in thousands)	Remainder of 2016	2017	2018	2019	2020	Thereafter
Purchase obligations	$133,173	$33,692	$13,033	$1,573	$1,427	$4,744

Lease Commitments

        The Company leases certain warehouses, distribution and office facilities, vehicles and office equipment under operating leases.

        The Company has an operating lease for certain vehicles that provides for a residual value guarantee. The lease has a noncancelable lease term of one year and may be renewed annually over the subsequent five years. The Company has the option to terminate the lease at the annual renewal date. Termination of the lease results in the sale of the vehicles and the determination of the residual value. The residual value is calculated by comparing the net proceeds of the vehicles sold to the depreciated value at the end of the renewal period. The Company is not responsible for any deficiency resulting from the net proceeds being less than 20% of the original cost in the first year and 20% of the depreciated value for all subsequent years. The Company believes that this guarantee will not have a significant impact on the consolidated financial statements.

Contingencies

        In connection with the Company's acquisition of Acushnet Company, Beam indemnified the Company for certain tax related obligations that relate to periods during which Fortune Brands, Inc. owned Acushnet Company. As of June 30, 2016, the Company's estimate of its receivable for these indemnifications is $8.4 million, of which $1.9 million is recorded in other current assets and $6.5 million is recorded in other noncurrent assets on the consolidated balance sheet.

Litigation

Beam

        A dispute has arisen between Acushnet Company and Beam with respect to approximately $16.6 million of value-added tax ("VAT") trade receivables. These receivables were reflected on Acushnet Company's consolidated balance sheet at the time of the Company's acquisition of Acushnet Company. Acushnet Company believes that these VAT trade receivables are assets of the Company; Beam claims that these are tax credits or refunds from the period prior to the acquisition of Acushnet Company which are payable to Beam, pursuant to the terms of the Stock Purchase Agreement that covers the sale of the stock of Acushnet Company. Beam has withheld payments in this amount which the Company believes are payable to Acushnet Company in reimbursement of certain other tax liabilities which existed prior to the acquisition of Acushnet Company. On March 27, 2012, Acushnet Company filed a complaint seeking reimbursement of these funds in the Commonwealth of Massachusetts Superior Court Department, Business Litigation Section. Each party filed Motions for Summary Judgment, which motions were denied by the Court on July 29, 2015. Trial was conducted in early June, 2016. On June 21, 2016, the Court ruled that Beam had a contractual right to the VAT trade receivables actually collected from Acushnet Company's customers prior to the closing of the

ACUSHNET HOLDINGS CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

Company's acquisition of Acushnet Company, but that Beam should pay $972,288 plus pre-judgment interest of $494,859 to the Company to compensate for amounts Beam withheld, but which were not collected from Acushnet Company's customers. The Company recorded the total value as other (income) expense, net on the consolidated statement of operations for the six months ended June 30, 2016. Acushnet believes that the Court erred in its ruling and filed a Notice of Appeal on July 20, 2016.

Other Litigation

        In addition to the lawsuit described above, the Company and its subsidiaries are defendants in lawsuits associated with the normal conduct of their businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Consequently, the Company is unable to estimate the ultimate aggregate amount of monetary loss, amounts covered by insurance or the financial impact that will result from such matters and has not recorded a liability related to potential losses. The Company believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect on the consolidated financial statements.

17. Subsequent Events

        On October 14, 2016, the Company effected a nine-for-one stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for the common stock warrants, convertible notes, redeemable convertible preferred stock, and the exercise price of the common stock warrants and the strike price of stock-based compensation. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the common stock warrant exercise price and the convertible notes and redeemable convertible preferred stock conversion ratios.

        The Company has evaluated subsequent events from the balance sheet date through September 2, 2016, the date at which the unaudited consolidated financial statements were available to be issued, and with respect to the stock split described above, through October 14, 2016 and determined that there are no other material items to disclose.

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ACUSHNET HOLDINGS CORP.

Titleist FJ VOKEY DESIGN SCOTTY CAMERON

J.P. Morgan **Morgan Stanley**

Nomura **UBS Investment Bank**

Through and including November 21, 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.